Exhibit 99.1

DOMINION DIAMOND CORPORATION

# Ekati Diamond Mine

## Northwest Territories, Canada
## NI 43-101 Technical Report

**Prepared by:**
M. Heimersson, P. Eng.
J.A. Carlson, P.Geo.

**Effective date:**
10 April 2013

**Report date:**
24 May 2013

www.ddcorp.ca

Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Project Setting		1-1
	1.2	Mineral Tenure and Royalties		1-2
	1.3	Permits and Agreements		1-3
	1.4	Environment and Social Licence		1-4
	1.5	Geology and Mineralization		1-6
	1.6	Exploration		1-6
	1.7	Drilling		1-7
	1.8	Sampling		1-8
	1.9	Quality Assurance, Quality Control, and Data Verification		1-9
	1.10	Metallurgical Test Work		1-9
	1.11	Mineral Resource Estimates		1-10
	1.12	Mineral Resource Statement		1-13
	1.13	Exploration Targets		1-15
	1.14	Mineral Reserve Estimates		1-16
	1.15	Mineral Reserve Statement		1-17
	1.16	Mining Recovery		1-18
		1.16.1	Open Pit Mining	1-18
		1.16.2	Underground Mining	1-19
		1.16.3	Grade Control	1-20
		1.16.4	Geotechnical	1-20
		1.16.5	Hydrogeological	1-21
	1.17	Process Recovery		1-21
	1.18	Infrastructure		1-22
	1.19	Capital Cost Estimates		1-23
	1.20	Operating Cost Estimates		1-24
	1.21	Economic Analysis		1-25
	1.22	Conclusions		1-27
	1.23	Recommendations		1-28
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-2
	2.2	Qualified Persons		2-2
	2.3	Site Visits and Scope of Personal Inspection		2-2
	2.4	Effective Dates		2-3
	2.5	Information Sources and References		2-4
	2.6	Previous Technical Reports		2-4
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Property and Title in the Northwest Territories		4-1
		4.1.1	Mineral Tenure	4-1
		4.1.2	Surface Rights	4-3

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

		4.1.3	Royalties	4-4
		4.1.4	Environmental Regulations	4-4
		4.1.5	Taxation	4-4
	4.2	Project Ownership		4-4
	4.3	Property Agreements		4-6
		4.3.1	Core Zone Joint Venture	4-6
		4.3.2	Buffer Zone Joint Venture	4-6
		4.3.3	Impact and Benefit Agreements	4-6
	4.4	Mineral Tenure		4-7
	4.5	Surface Rights		4-13
	4.6	Water Rights		4-13
	4.7	Royalties and Encumbrances		4-13
		4.7.1	Mining Tax	4-13
		4.7.2	Misery Royalty	4-13
	4.8	Permits		4-14
	4.9	Environmental Liabilities		4-14
	4.10	Native Title		4-14
	4.11	Social License		4-14
	4.12	Comments on Property Description and Location		4-15
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-2
	5.4	Physiography		5-2
	5.5	Comments on Accessibility, Climate, Local Resources, Infrastructure, and Physiography		5-3
6.0	HISTORY			6-1
7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-4
	7.3	Deposits		7-6
		7.3.1	Koala	7-6
		7.3.2	Koala North	7-10
		7.3.3	Fox	7-13
		7.3.4	Misery	7-17
		7.3.5	Pigeon	7-20
		7.3.6	Sable	7-24
		7.3.7	Jay	7-27
		7.3.8	Lynx	7-31
	7.4	Mineralogy		7-34
	7.5	Comments on Geological Setting and Mineralization		7-36
8.0	DEPOSIT TYPES			8-1
	8.1	Comment on Deposit Type		8-5

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

9.0	EXPLORATION			9-1
	9.1	Grids and Surveys		9-1
	9.2	Mapping		9-1
		9.2.1	Surface Mapping	9-1
		9.2.2	Mine Mapping	9-5
	9.3	Geochemical Sampling		9-5
	9.4	Geophysics		9-8
		9.4.1	Airborne Geophysical Surveys	9-8
		9.4.2	Ground Geophysical Surveys	9-17
		9.4.3	Core Hole Seismic Surveys	9-17
	9.5	Petrology, Mineralogy, and Research Studies		9-17
	9.6	Exploration Potential		9-18
	9.7	Comments on Exploration		9-26
10.0	DRILLING			10-1
	10.1	Drill Methods		10-1
		10.1.1	RC Drilling	10-1
		10.1.2	Core Drilling	10-12
	10.2	Geological Logging		10-13
		10.2.1	RC Drilling	10-13
		10.2.2	Core Drilling	10-13
	10.3	Recovery		10-14
	10.4	Collar Surveys		10-14
		10.4.1	RC Drilling	10-14
		10.4.2	Core Drilling	10-14
	10.5	Down-hole Surveys		10-14
		10.5.1	RC Drilling	10-14
		10.5.2	Core Drilling	10-15
	10.6	Underground Test Hole Data		10-16
	10.7	Geotechnical Drilling		10-16
	10.8	Sample Length/True Thickness		10-19
	10.9	Drill Data by Kimberlite		10-19
		10.9.1	Koala	10-19
		10.9.2	Koala North	10-22
		10.9.3	Fox	10-22
		10.9.4	Misery	10-23
		10.9.5	Pigeon	10-24
		10.9.6	Sable	10-24
		10.9.7	Jay	10-25
		10.9.8	Lynx	10-25
	10.10	Comments on Drilling		10-26
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Bulk Sampling Methods		11-1
		11.1.1	Koala	11-1
		11.1.2	Koala North	11-4
		11.1.3	Misery	11-5

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

		11.1.4	Pigeon	11-5
		11.1.5	Jay	11-6
		11.1.6	Lynx	11-6
	11.2	RC Sampling Methods		11-7
		11.2.1	RC Sample Tonnage Calculation	11-8
		11.2.2	Slough Diamond Allocation	11-8
	11.3	Sampling		11-9
		11.3.1	Stone Size Cut-off	11-10
	11.4	Sampling Error		11-11
	11.5	Density Determinations		11-12
	11.6	Sample Plant Operations		11-12
	11.7	Quality Assurance and Quality Control		11-16
	11.8	Databases		11-17
		11.8.1	Database Management	11-17
		11.8.2	Geological Data	11-18
		11.8.3	Survey Data	11-19
		11.8.4	Grade Data	11-19
		11.8.5	Physical Properties Data	11-19
	11.9	Sample Storage		11-20
	11.10	Sample Security		11-20
	11.11	Valuation Parcels		11-20
		11.11.1	Koala	11-20
		11.11.2	Koala North	11-23
		11.11.3	Fox	11-24
		11.11.4	Misery	11-25
		11.11.5	Pigeon	11-28
		11.11.6	Sable	11-29
		11.11.7	Jay	11-30
		11.11.8	Lynx	11-32
	11.12	Comments on Sample Preparation, Analyses, and Security		11-33
12.0	DATA VERIFICATION			12-1
	12.1	Down Hole Deviation Survey Accuracy		12-1
	12.2	Database Verification		12-1
		12.2.1	Geological Data	12-1
		12.2.2	Survey Data	12-2
		12.2.3	Bulk Density Data	12-2
		12.2.4	Geotechnical Data	12-2
		12.2.5	Database Maintenance	12-3
	12.3	Sample Plant Audits		12-3
	12.4	Comments on Data Verification		12-4
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Metallurgical Test Work		13-1
		13.1.1	Plant Design Test Work	13-1
		13.1.2	Current Testing	13-2
	13.2	Recovery Estimates		13-3

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

	13.3	Metallurgical Variability		13-5
		13.3.1	Bulk Sampling	13-5
		13.3.2	Coarse Tail Rejects	13-6
	13.4	Deleterious Elements		13-8
	13.5	Comments on Mineral Processing and Metallurgical Testing		13-9
14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Key Assumptions/Basis of Estimate		14-1
		14.1.1	Geological Models	14-1
		14.1.2	Block Models	14-1
		14.1.3	Estimation/Interpolation Methods	14-4
		14.1.4	Block Model Validation	14-4
		14.1.5	Classification Support	14-5
	14.2	Estimation Methodology by Kimberlite Pipe		14-5
		14.2.1	Koala	14-5
		14.2.2	Koala North	14-17
		14.2.3	Fox	14-20
		14.2.4	Misery	14-24
		14.2.5	Pigeon	14-28
		14.2.6	Sable	14-34
		14.2.7	Jay	14-39
		14.2.8	Lynx	14-42
	14.3	Final Classification of Mineral Resources		14-44
		14.3.1	Koala	14-45
		14.3.2	Koala North	14-46
		14.3.3	Fox	14-46
		14.3.4	Misery	14-46
		14.3.5	Pigeon	14-46
		14.3.6	Sable	14-46
		14.3.7	Jay	14-47
		14.3.8	Lynx	14-47
	14.4	Reasonable Prospects of Economic Extraction		14-47
		14.4.1	Diamond Reference Value	14-47
		14.4.2	Conceptual Mine Designs	14-49
		14.4.3	Stockpiles	14-50
	14.5	Mineral Resource Statement		14-50
	14.6	Factors That May Affect the Mineral Resource Estimates		14-52
	14.7	Exploration Targets		14-53
		14.7.1	Misery Satellites	14-53
		14.7.2	Coarse Reject Material	14-57
	14.8	Comments on Mineral Resource Estimates		14-58
15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Key Assumptions/Basis of Estimate		15-1
	15.2	Mineral Reserve Estimation – Open Pits		15-3
		15.2.1	Mineral Reserve Estimation Procedure	15-3
		15.2.2	Fox	15-4

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

		15.2.3	Misery	15-4
		15.2.2	Pigeon	15-5
	15.3	Mineral Reserve Estimation – Underground		15-6
		15.3.1	Control of Waste Dilution	15-6
		15.3.2	Koala	15-6
		15.3.3	Koala North	15-9
	15.4	Mineral Reserves Statement		15-10
	15.5	Factors That May Affect the Mineral Reserve Estimates		15-11
	15.6	Comments on Mineral Reserve Estimates		15-12
16.0	MINING METHODS			16-1
	16.1	Introduction		16-1
	16.2	Geotechnical		16-1
		16.2.1	Gas	16-2
	16.3	Hydrogeology		16-2
	16.4	Open Pit Operations		16-3
		16.4.1	Design Considerations	16-3
		16.4.2	Explosives	16-5
		16.4.3	Grade Control	16-5
		16.4.4	Open Pit Geotechnical	16-5
		16.4.5	Fox Open Pit	16-5
		16.4.6	Misery Open Pit	16-8
		16.4.7	Pigeon Open Pit	16-12
	16.5	Underground Operations		16-16
		16.5.1	Underground Mining Method Selection	16-16
		16.5.2	Dilution and Recovery	16-17
		16.5.3	Koala Underground	16-17
		16.5.4	Koala North Underground	16-28
		16.5.5	Consideration of Marginal Cut-Off Grades for Underground	16-30
		16.5.6	Underground Access and Materials Handling	16-31
		16.5.7	Underground Mine Ventilation	16-33
		16.5.8	Explosives	16-34
	16.6	Mining Equipment		16-34
		16.6.1	Underground	16-35
	16.7	Consideration of Process Plant Throughput Rates		16-36
	16.8	Mineral Reserves Mine Plan		16-37
	16.9	Comments on Mining Methods		16-39
17.0	RECOVERY METHODS			17-1
	17.1	Process Flow Sheet		17-1
	17.2	Plant Design		17-3
	17.3	Product/Materials Handling		17-6
	17.4	Energy, Water, and Process Materials Requirements		17-6
	17.5	Considerations Relating to Ore Sources in Development		17-6
		17.5.1	Misery	17-6
		17.5.2	Pigeon	17-7
	17.6	Comments on Recovery Methods		17-9

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Road and Logistics		18-1
		18.1.1	Ice Road	18-1
		18.1.2	Air Transport	18-1
		18.1.3	Haul Roads	18-3
	18.2	Infrastructure		18-3
	18.3	Waste Storage Facilities		18-6
	18.4	Tailings Storage Facilities		18-6
	18.5	Water Management		18-7
	18.6	Power and Electrical		18-9
	18.7	Fuel		18-9
	18.8	Water Supply		18-9
	18.9	Communications		18-10
	18.10	Comments on Infrastructure		18-10
19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Reference Market		19-1
	19.2	Market Fundamentals		19-1
	19.3	Long Term Price and Mining Limits		19-3
	19.4	Contracts		19-3
	19.5	Comments on Market Studies and Contracts		19-4
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Permitting		20-1
		20.1.1	Environmental Agreement	20-1
		20.1.2	Surface Leases and Land Use Permits	20-1
		20.1.3	Water Licence	20-5
		20.1.4	Fisheries Act Authorizations	20-6
		20.1.5	Navigable Waters Protection Act Authorizations	20-6
	20.2	Monitoring Activities and Studies		20-7
		20.2.1	Water Quality	20-7
		20.2.2	Aquatic Effects Monitoring Program	20-8
		20.2.3	Fish Habitat Compensation Works	20-10
		20.2.4	Seepage	20-10
		20.2.5	Waste Rock and Ore Storage Management Plan	20-10
		20.2.6	Hydrocarbon Impacted Materials Management Plan	20-11
		20.2.7	Wildlife Effects Monitoring	20-11
		20.2.8	Revegetation	20-11
		20.2.9	Air Quality (AQMP)	20-12
		20.2.10	Geotechnical Inspections	20-12
	20.3	Environmental Liabilities		20-12
	20.4	Closure and Reclamation Plan		20-12
	20.5	Considerations of Social and Community Impacts		20-14
		20.5.1	Impact Benefit Agreements	20-14
		20.5.2	Socio-Economic Agreement	20-14
		20.5.3	Community Development Programs	20-14

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

		20.5.4	Traditional Knowledge	20-15
	20.6	Comments on Environmental Studies, Permitting, and Social or Community Impact		20-15
21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Cost Estimates		21-1
		21.1.1	Basis of Estimate	21-1
		21.1.2	Labour Assumptions	21-1
		21.1.3	Material Costs	21-1
		21.1.4	Contingency	21-1
		21.1.5	Mine Capital Costs	21-2
		21.1.6	Process Capital Costs	21-2
		21.1.7	Infrastructure Capital Costs	21-2
		21.1.8	General and Administrative Capital Costs	21-2
		21.1.9	Owner (Corporate) Capital Costs	21-2
		21.1.10	Sustaining Capital	21-2
		21.1.11	Capital Cost Summary	21-2
	21.2	Operating Cost Estimates		21-3
		21.2.1	Basis of Estimate	21-3
		21.2.2	Mine Operating Costs	21-5
		21.2.3	Process Operating Costs	21-5
		21.2.4	Infrastructure Operating Costs	21-5
		21.2.5	General and Administrative Operating Costs	21-5
		21.2.6	Owner (Corporate) Operating Costs	21-5
		21.2.7	Operating Cost Summary	21-5
	21.3	Comments on Capital and Operating Costs		21-6
22.0	ECONOMIC ANALYSIS			22-1
	22.1	Methodology Used		22-1
	22.2	Financial Model Parameters		22-1
		22.2.1	Mineral Resource, Mineral Reserve, and Mine Life	22-2
		22.2.2	Metallurgical Recoveries	22-2
		22.2.3	Operating Costs	22-2
		22.2.4	Capital Costs	22-2
		22.2.5	Royalties	22-2
		22.2.6	Working Capital	22-2
		22.2.7	Taxes	22-3
		22.2.8	Closure Costs and Salvage Value	22-3
		22.2.9	Inflation	22-3
		22.2.10	Diamond Prices	22-3
	22.3	Financial Results		22-3
	22.4	Sensitivity Analysis		22-6
	22.5	Comments on Economic Analysis		22-6
23.0	ADJACENT PROPERTIES			23-1
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

	25.1	Mineral Tenure and Royalties		25-1
	25.2	Permits		25-1
	25.3	Environment and Social Licence		25-2
	25.4	Geology and Mineralization		25-2
	25.5	Exploration		25-3
	25.6	Drilling		25-3
	25.7	Sampling		25-3
	25.8	Quality Assurance, Quality Control, and Data Verification		25-4
	25.9	Metallurgical Test Work		25-4
	25.10	Mineral Resource and Mineral Reserve Estimates		25-4
	25.11	Mining Recovery		25-5
	25.12	Process Recovery		25-5
	25.13	Infrastructure		25-6
	25.14	Markets		25-6
	25.15	Capital and Operating Costs		25-7
	25.16	Economic Analysis		25-7
	25.17	Conclusions		25-7
	25.18	Risks and Opportunities		25-8
		25.18.1	Risks	25-8
		25.18.2	Opportunities	25-8
26.0	RECOMMENDATIONS			26-1
	26.1	Phase 1		26-1
	26.2	Phase 2		26-2
27.0	REFERENCES			27-1
	27.1	Bibliography		27-1
	27.2	Abbreviations and Units of Measure		27-7
	27.3	Glossary of Terms		27-9

T A B L E S

Table 1-1:	Diamond Reference Value Assumptions as at 31 December 2012	1-12
Table 1-2 :	Mineral Resource Statement	1-14
Table 1-3:	Mineral Reserves Statement	1-18
Table 1-4:	Capital Cost Estimate	1-23
Table 1-5:	Operating Cost Estimate	1-24
Table 1-6:	Cashflow Analysis Summary Table (Mineral Reserve plan totals)	1-26
Table 1-7:	Sensitivity Analysis	1-27
Table 4-1:	Core Zone Mineral Lease Summary Table	4-8
Table 4-2:	Buffer Zone Mineral Lease Summary Table	4-9
Table 6-1:	Production History	6-3
Table 9-1:	Pipes with Exploration Potential – Diamond Drilling	9-23
Table 10-1:	Drill Summary Table	10-2
Table 11-1:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Koala Phase 5 (RVK)	11-21

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Table 11-2:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Koala Phase 6 (VK)	11-22
Table 11-3:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Koala Phase 7 (VK/MK)	11-23
Table 11-4:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Koala North	11-24
Table 11-5:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Fox TK Phase	11-25
Table 11-6:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Misery Main Pipe	11-28
Table 11-7:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Pigeon RVK Phase	11-29
Table 11-8:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Pigeon MK Phase	11-29
Table 11-9:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Sable Pipe	11-30
Table 11-10:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Jay Crater Domain	11-31
Table 11-11:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Jay Mixed (RVK/VK) Domain	11-31
Table 11-12:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Jay Diatreme (VK) Domain	11-32
Table 11-13:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Lynx	11-33
Table 13-1:	Modeled Recoveries for DTC Sieve Categories per Slot Screen Cut-Offs	13-5
Table 13-2:	2011–2012 Coarse Ore Reject Sampling	13-7
Table 14-1:	Model Details	14-2
Table 14-2:	Dry Bulk Density Estimation Parameters, Koala	14-9
Table 14-3:	Grade Estimation Parameters, Koala	14-14
Table 14-4:	Kriging Output Variables Used for Koala Underground Mineral Resource Classification	14-16
Table 14-5:	Variogram Ranges, Pigeon Dry Bulk Density Estimate	14-30
Table 14-6:	Variogram Ranges, Pigeon Moisture Estimate	14-31
Table 14-7:	Grade Estimation Parameters, Pigeon	14-33
Table 14-8:	Diamond Reference Value Assumptions as at 31 December 2012	14-49
Table 14-9:	Mineral Resource Statement	14-51
Table 15-1:	Diamond Recovery Factor for Mineral Reserve Estimation	15-2
Table 15-2:	Summary of Dilution and Mining Recovery Factors For Open Pit Operations	15-3
Table 15-3:	Mineral Reserve Statement	15-11
Table 16-1:	Ekati RMR Ratings by Kimberlite Pipe	16-2
Table 16-2:	Fox Open Pit Annual Production History	16-6
Table 16-3 :	Fox Open Pit Design Parameters	16-7
Table 16-4:	Misery Open Pit Design Parameters	16-10
Table 16-5:	Pigeon Design Parameters	16-14
Table 16-6:	Koala Underground Annual Production History	16-17
Table 16-7:	Koala Underground Mine Plan Design Parameters	16-20

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Table 16-8:	Koala North Underground Annual Production History	16-28
Table 16-9:	Koala North Underground Design Parameters	16-30
Table 16-10:	Open Pit Mobile Equipment Fleet	16-35
Table 16-11:	Underground Mobile Equipment Fleet	16-36
Table 16-12:	Mineral Reserves Mine Plan Production	16-38
Table 20-1:	Surface Lease Summary Table	20-2
Table 20-2:	Land Use Permit Summary Table	20-2
Table 21-1:	Capital Cost Estimate	21-3
Table 21-2:	Operating Cost Estimate 2014–2019	21-4
Table 21-3:	Operating Cost Estimate	21-6
Table 22-1:	Cashflow Analysis Table (includes post-operational closure costs)	22-5
Table 22-2:	Sensitivity Analysis (base case is highlighted)	22-6

F I G U R E S

Figure 2-1:	Project Location Plan	2-1
Figure 4-1:	Mineral Tenure Map	4-11
Figure 4-2:	Mineral Tenure Map showing Kimberlite Locations by Lease	4-12
Figure 7-1:	Regional Geology Map	7-3
Figure 7-2:	Bedrock Geology Map	7-5
Figure 7-3:	Surface Plan, Koala Pipe	7-8
Figure 7-4:	Isometric Cross-Section, Koala Pipe	7-9
Figure 7-5:	Surface Plan, Koala North	7-11
Figure 7-6:	Isometric Cross Section, Koala North	7-12
Figure 7-7:	Surface Plan, Fox Pipe	7-15
Figure 7-8:	Isometric Cross-Section, Fox Pipe	7-16
Figure 7-9:	Surface Plan, Misery Pipe	7-18
Figure 7-10:	Isometric Cross-Section, Misery Pipe	7-19
Figure 7-11:	Plan View, Pigeon Pipe	7-22
Figure 7-12:	Isometric Cross Section, Pigeon Pipe	7-23
Figure 7-13:	Plan View, Sable Pipe	7-25
Figure 7-14:	Isometric Cross-Section, Sable Pipe	7-26
Figure 7-15:	Plan View, Jay Pipe	7-29
Figure 7-16:	Isometric Cross-Section, Jay Pipe	7-30
Figure 7-17:	Plan View, Lynx Pipe	7-32
Figure 7-18:	Isometric Cross-Section, Lynx Pipe	7-33
Figure 8-1:	Kimberlite Deposit Types and Forms	8-3
Figure 9-1:	Simplified Geomorphology Map	9-4
Figure 9-2:	Till Indicator Mineral Sampling Map	9-7
Figure 9-3:	Airborne Magnetic Survey Map	9-10
Figure 9-4:	Airborne Gravity Map	9-12
Figure 9-5:	Survey Location of the Ekati AGG Helicopter Survey	9-14
Figure 9-6:	Fox Kimberlite Airborne Geophysical Response. The Fox Kimberlite Has a Weak and Normal Magnetisation (a), a Strong Conductive Response (b) and a Very Strong Gravity Response (c)	9-16

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Figure 9-7:	Plot Showing The Number Of Kimberlites On The Ekati Property Assigned To Each Of The Four Mineral Composition (Minchem) Ratings Categories	9-20
Figure 9-8:	Plot of Peridotite Score Vs Eclogite Score For Ekati Localities Grouped By Mining / Resource / Exploration Status	9-20
Figure 9-9:	Plot Of Total Number Stones Per Tonne Versus Number Of Macrodiamonds Per Tonne Based On Microdiamond Sampling Data For Ekati Pipes Grouped By Mining / Resource / Exploration Status	9-21
Figure 9-10:	Exploration Potential Map	9-25
Figure 10-1:	Ekati Project Drill Collar Location Map	10-8
Figure 10-2:	Ekati Project Drill Collar Location Map with Insets Showing Drilling on Kimberlites Where Mineral Resources are Estimated	10-9
Figure 10-3:	Discovery Drill Hole Location Map	10-10
Figure 10-4:	Schematic Flowsheet of Reserve Circulation Sampling at Ekati	10-12
Figure 10-5:	Geotechnical Drill Hole Location Map	10-17
Figure 10-6:	Geotechnical Drill Hole Location Plan with Insets	10-18
Figure 11-1:	Sample Plant Flow Sheet	11-15
Figure 11-2:	Diamond Quality Profile for Misery Production Parcel (up to 5 carat categories)	11-26
Figure 11-3:	Large Fancy Yellow Diamonds from Misery Production (46.5 carats – left, 23.9 carats – right).	11-27
Figure 13-1:	Partition Curves – used to estimate recoveries for de-grit screens	13-4
Figure 13-2:	Projected Variability in Plant Feed for the Mineral Reserve Mine Plan	13-6
Figure 14-1:	Misery South Pipe	14-54
Figure 14-2:	Misery Southwest Extension	14-56
Figure 15-1:	Section through the PGCA Koala Model Showing Mixing and Wall Dilution	15-7
Figure 16-1:	3-D View of Koala, Koala North, and Panda Open Pit and Underground Mines	16-19
Figure 16-2:	Schematic North–South Vertical Section, Koala Deposit	16-21
Figure 16-3:	Schematic East-West Cross Section, Koala Deposit	16-21
Figure 16-4:	Schematic Plan View, Crosscuts, Koala Deposit	16-22
Figure 16-5:	Koala Underground – 3-D View Showing Development	16-23
Figure 16-6:	Incline Cave – Typical Final Production Level 1970L	16-24
Figure 16-7:	Concentric Arrangement of Draw Points in the Incline Cave Below 1970L	16-24
Figure 16-8:	Interaction of Draw Points in the SLC (FY12) Compared to the Incline Cave (FY13)	16-25
Figure 16-9:	Sub-level Retreat Long Section View	16-29
Figure 16-10:	Koala Ore Handling System	16-32
Figure 16-11:	Process Plant Throughput Rates, 2000–2012 (Dry Metric tonnes)	16-36
Figure 16-12:	Potential Annual Throughput By Feed Type, FY2013-2019	16-37
Figure 17-1:	Process and Recovery Flowsheet	17-2
Figure 18-1:	Winter Ice Road	18-2
Figure 18-2:	Fox Infrastructure	18-5
Figure 20-1:	Surface Lease Plan	20-3
Figure 20-2:	Sable Road Corridor Plan	20-4
Figure 20-3:	Water Quality Monitoring Points	20-7

A P P E N D I C E S

Appendix A:	Mineral Claims

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1.0	SUMMARY

Mr Mats Heimersson, P. Eng., and Mr Jon Carlson, P.Geo., on behalf of Dominion Diamond Corporation (Dominion), have prepared a technical report (the Report) on the Ekati Diamond Mine (also referred to as the Ekati Project) in the Northwest Territories, Canada.

On November 13, 2012, Dominion and its wholly owned subsidiary, Dominion Diamond Holding Ltd., entered into share purchase agreements with BHP Billiton Canada Inc. (BHP Billiton), and various affiliates to purchase all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Northwest Territories and Antwerp, Belgium.

Dominion uses a wholly-owned subsidiary, Dominion Diamond Holdings Ltd. as the holding entity for the Ekati Project in the Northwest Territories. The operating entities for the Ekati Project are two indirectly wholly-owned subsidiaries of Dominion Diamond Holdings Ltd., Dominion Diamond Ekati Corporation for the Core Zone, and Dominion Diamond Resources Corporation for the Buffer Zone. In this Report, the name Dominion is used interchangeably for the parent and subsidiary companies.

This Report is a first-time disclosure by Dominion of the Mineral Resources and Mineral Reserves for the Ekati Project and supports disclosures in Dominion’s 2013 Annual Information Form dated 26 April 2013 and supports the Dominion press release dated 24 April 2013, entitled “Dominion Diamond Corporation Issues Reserve and Resource statement for the Ekati Diamond Mine”.

The Report uses Canadian English, Canadian dollars unless otherwise specified, and the metric system of units. The prior operator of Ekati had a financial year ending 30 June. Capital and operating costs are reported on a financial year end date of 30 June, with the six month period of January 2013 to June 2013 shown as 2H 2013.

1.1	Project Setting

The Ekati Diamond Mine is located near Lac de Gras, approximately 300 km northeast of Yellowknife and 200 km south of the Arctic Circle in the Northwest Territories of Canada.

This area is within the Canadian sub-arctic; cold winter conditions predominate for the majority of the year, with approximately five months of spring/summer/fall weather each year when day-time temperatures are above freezing. Mining activities are conducted year-round.

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Road access to the Ekati Diamond Mine is by a winter ice road that is typically open for 8–10 weeks out of the year, from mid-January to late March. The ice road is built each year as a joint venture between the Ekati Diamond Mine and the two other operating diamond mines in the region, the Diavik and Snap Lake mines. All heavy freight except emergency freight is transported to the site by truck over the ice road. The Ekati Diamond Mine has an all season runway and airport facilities suitable to accommodate large airplanes. Air transport is used year round for transport of all personnel to and from the site as well as light or perishable supplies, and as required for emergency freight.

The mine site is within the continuous permafrost zone. The topography across the property is generally flat with local surface relief rising up to 20 m. The terrestrial vegetation community is composed of species adapted to freezing temperatures, low nutrients and localized areas of drought and standing water. The Ekati Project area is predominately wildlife habitat, with limited human use, mainly for hunting.

1.2	Mineral Tenure and Royalties

The Project was acquired from BHP Billiton Canada Inc. in April 2013. The Project consists of two joint ventures, the Core Zone and the Buffer Zone Joint Ventures. A portion of the tenure originally held under the two joint venture agreements has subsequently been relinquished.

The Core Joint Venture is held 80% by Dominion and 10% each by C. Fipke Holdings Ltd. and Dr. Stewart Blusson. It encompasses 176 mining leases, totalling 173,024 ha. Mineral Resource estimates have been performed for the Koala, Koala North, Misery, Pigeon, Sable and Fox kimberlites in the Core Joint Venture area.

The Buffer Joint Venture is held 58.8% by Dominion, 10% by C Fipke Holdings Ltd., and 31.2% by Archon Minerals Ltd. It contains 106 mining leases covering 89,151.6 ha. Mineral Resource estimates have been performed for the Jay and Lynx kimberlites within the Buffer Joint Venture area.

All mining leases were legally surveyed by licensed surveyors. Annual lease payment requirements have been met as required.

Two royalties are payable. One is to the Federal Government, the second is payable to a third-party on production from the Misery pipe. The Federal Government royalty payable is either 13% of the value of output of the mine, or an amount calculated based on a sliding scale of royalty rates dependent upon the value of output of the mine, ranging from 5% for value of output between $10,000 and $5 million to 14% for value of output over $45 million. The Misery royalty is payable on kimberlite production from the Misery pipe such that C$18.76 per tonne mined and processed is payable on the first 428,390 tonnes, and C$23.42 per tonne mined and processed is payable on the next 544,000 tonnes.

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1.3	Permits and Agreements

Within the Ekati mineral leases, there are eight surface leases, which provide tenure for operational infrastructure. All mine project developments are within these surface leases. Surface leases were issued for 30-year terms under the Territorial Lands Act and Territorial Lands Regulations for six of the eight leases.

Six of the surface leases will expire in 2026. The Pigeon surface lease was renewed in December 2012, and now also extends to 2026. The Sable lease will expire in 2015. Section 10 of the Territorial Lands Regulations provides for the renewal of surface leases for a further 30 year term with appropriate negotiation and consultation with First Nations communities.

In the opinion of the QPs, it is a reasonable expectation that the Sable lease can be renewed, as renewal is a straightforward administrative exercise with the Lands Department of the Aboriginal Affairs, and Northern Development Canada.

Dominion has impact benefit agreements (IBAs) with four groups: Tlicho, Akaitcho, North Slave Metis Alliance and Hamlet of Kugluktuk/Kitikmeot Inuit Association. The IBAs establish requirements for funding, training, preferential hiring, business opportunities, and communications. Although the terms of the IBAs are confidential, the QPs consider the agreements to be similar to other agreements of this type that have been negotiated with First Nations groups in Canada. The agreements extend over the current life-of-mine.

The Mackenzie Valley Resource Management Act came into effect after issuance of six original surface leases and before issuance of the Pigeon and Sable surface leases. Therefore, land use permits issued by the Wek’eezhii Land and Water Board are also required for the Pigeon and Sable sites. Dominion has three granted Type A land-use permits that cover the area of the Sable and Pigeon pits and the Sable haul road. Issue permits have a five-year term. All three land-use permits were issued in 2009 and expire 10 September 2014. There is a reasonable expectation that, with appropriate negotiation, the permits can be re-issued in 2014.

Dominion is also a joint holder of three surface leases, one licence of occupation and one Land Use Permit for the winter road. These permits are jointly held with Diavik Diamond Mines and DeBeers Canada Inc. and are managed by a Winter Road Joint Venture.

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An exploration land use permit is required to conduct exploration activities on the mining leases outside of the areas covered by the Federal surface leases or other land use permits. The previous exploration land use permit was allowed to expire in October 2009, therefore a new exploration land use permit would be required before exploration work could resume on the mineral leases outside of surface lease/land use permit areas.

The Ekati Project has two Navigable Waters Protection Act Authorizations for structures interfering with navigation and holds four fisheries authorizations which permit the mine to alter fish habitat in specified circumstances.

Dominion currently holds one water licence, which was issued by the Wek’eezhii Land and Water Board. This licence provides for mining at all established areas plus allows for mining of the Pigeon and Sable pipes. The licence is required to be renewed by August 2013. An application for renewal was submitted, for which the Wek’eezhii Land and Water Board issued a draft licence in March 2013 with a term to 2021. Issuance of the final renewal licence, which will be effective until 2021, is anticipated by Dominion prior to August 2013. The final licence renewal document may include conditions being imposed relating to discharge quality standards whereby more stringent discharge monitoring programs may be required, or additional treatment steps may need to be implemented to meet discharge criteria.

Some of the permits granted to the Ekati Diamond Mine at the start of operations are nearing their expiry dates and must be renewed. In some cases, the legislation under which the permits were granted has been revised, or discharge/emissions standards have altered in the interim. In these instances there is an expectation that renewal of the permits will require modifications to existing practices so as to comply with any permit conditions that may be imposed by the appropriate regulator. While there is a reasonable expectation that the permits will be renewed, additional data collection or supporting studies on discharges/emissions may be required.

1.4	Environment and Social Licence

Dominion operates the Ekati Project under an Environmental Agreement with the Government of Canada and the Government of the Northwest Territories that was concluded in 1997. The agreement is binding over the life-of-mine until full and final reclamation has been completed. The Environmental Agreement provides for an Independent Environmental Monitoring Agency which acts as an independent reviewer representing the public interest.

A number of environmental monitoring programs are in place, and include ongoing assessments of water quality, aquatic effects, fish habitat, fish habitat remediation, seepage, acid-rock drainage and metals leaching, wildlife effects, re-vegetation, air quality, and geotechnical effects.

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Northwest Territories, Canada
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Compliance with environmental requirements and agreements is reported publicly on an annual basis through various agencies such as the Wek’eezhii Land and Water Board and the Independent Environmental Monitoring Agency.

Compliance with environmental requirements and agreements is reported publicly on an annual basis through various agencies such as the Wek’eezhii Land and Water Board and the Independent Environmental Monitoring Agency. Version 2.4 of the Ekati Mine Interim Closure and Reclamation Plan was approved by the Wek’eezhii Land and Water Board in November 2011. The amount of financial security currently provided to government for closure and reclamation of the Ekati operation is $126 million. Additional payments would be required to cover development of the Sable open pit. Dominion has also posted a $20 million guarantee required under the Environmental Agreement and $0.9 million security required under the Fisheries Act Authorizations, which are not specifically related to closure and reclamation.

Dominion provided an updated estimate of reclamation security to the Wek’eezhii Land and Water Board in March 2013. The proposed security estimate is $225 million for existing development areas and Pigeon, plus an additional $10 million to be provided in future at least 60 days prior to construction at the Sable open pit. Regulatory review of the updated security estimate by the Wek’eezhii Land and Water Board and other governmental agencies was initiated in April 2013, and no final determination as to the final monetary amounts for the security payments has been made to date.

The current and expected environmental impact of the operation is well identified and subsequent closure and remediation requirements have been sufficiently studied and budgeted for in the opinion of the QPs. Monitoring programs are in place.

Dominion currently holds the appropriate social licenses to operate. A SocioEconomic Agreement was concluded with the Government of the Northwest Territories, and has been in place since 1996. Four IBAs have also been concluded; current relationships with each of the IBA groups are considered positive and are maintained through regular meetings and communications. Dominion currently provides financial support for projects that support the development of long-term sustainable community initiatives. Dominion also tries to incorporate the use of traditional knowledge in monitoring programs by involving communities in the programs and teaching the environmental staff the traditional way of the land.

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Northwest Territories, Canada
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1.5	Geology and Mineralization

Bedrock at the Ekati Project is dominated by Archean granitoids, intruded by meta-greywackes of the YK Supergroup and transected by Proterozoic mafic dykes. No younger cover sediments are preserved. Bedrock is overlain by Quaternary glacial deposits which are generally less than 5 m thick.

The 45 to 75 Ma kimberlites, part of the Lac de Gras kimberlite field, intrude both the granitoids and metasediments. The kimberlites are mostly small pipe-like bodies (surface area predominantly <3 ha but can reach as much as 20 ha) that typically extend to projected depths of 400–600 m below the current land surface. Kimberlite distribution is controlled by fault zones, fault intersections and dyke swarms.

The kimberlites are made up almost exclusively of volcaniclastic olivine-rich volcaniclastic kimberlite (VK), with lesser mud-rich, re-sedimented volcaniclastic kimberlite (RVK) and primary volcaniclastic kimberlite (PVK). In rare cases (e.g. Pigeon), pipes are dominated by or include significant proportions of magmatic kimberlite (MK). Economic mineralization is mostly limited to olivine-rich re- sedimented volcaniclastic and primary volcaniclastic types.

Diamond grades are highly variable. Estimated average grades for kimberlites that have been bulk sampled range from less than 0.05 cpt to more than 4 cpt.

The geological understanding of the settings, lithologies, structural and alteration controls on kimberlite emplacement, and kimberlite continuity and geometry in the different pipes is sufficient to support estimation of Mineral Resources and Mineral Reserves.

Group 1 kimberlites (coherent or magmatic kimberlite) represent the vast majority of primary diamond deposits that are presently being exploited. The Ekati kimberlites are considered to be examples of a Group 1 kimberlite deposit and display most of the typical features of Group 1 kimberlite pipes. Based on this model, the exploration programs completed to date are appropriate to the mineralization style and setting.

1.6	Exploration

The early stages of diamond exploration consisted of heavy mineral sampling from fluvial and glaciofluvial sediments on a scale of tens of kilometres. Follow-up till sampling of a tighter scale coupled with ground geophysics pinpointed the Point Lake kimberlite pipe which was subsequently confirmed as diamondiferous kimberlite by core drilling. The entire property was then intensively explored using helicopter-borne total field magnetic (TFM), electromagnetic (EM) and very low frequency electromagnetic (VLF) surveys. The targets defined from the airborne geophysics were prioritised for drilling by collecting till samples along lines perpendicular to the dominant flow direction of the last glaciation. The extent and compositional characteristics of kimberlite indicator mineral dispersion trains were evaluated. Ground geophysical surveys including TFM, EM and gravity have enabled more precise target discrimination and estimates of pipe size. Final exploration sweeps of the property were carried out using an improved airborne EM system with tighter line spacing and reduced sensor height and with BHP Billiton’s airborne gravity gradiometer.

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Northwest Territories, Canada
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Approximately 350 geophysical and/or indicator dispersion targets were drilled, with a total of 150 kimberlites discovered on the Core Zone and Buffer Zone properties. The kimberlites were prioritized using microdiamond and indicator mineral chemistry. Forty kimberlite occurrences were subsequently tested for diamond content using reverse circulation (RC) drilling and/or surface bulk samples. Significant macrodiamond results were obtained on 17 pipes.

There has been no exploration of the Ekati Project area for new kimberlites since 2007. The exploration programs completed to date are appropriate to the styles of the kimberlite pipes within the Project. Significant exploration potential remains in the Project area, with 12 kimberlite pipes identified as potentially warranting additional evaluation.

1.7	Drilling

A total of 1,307 diamond holes (244,406 m) and 494 RC holes (100,123 m) have been completed on the Project.

Core drilling using synthetic diamond-tipped tools and/or carbide bits is used to define the pipe contacts, wall-rock conditions, and internal geology. An initial drill pattern around each pipe is completed, and depending on the results, additional drilling may be required to further delineate potential problem areas. Core drilling is also used to obtain geotechnical and hydrogeological data. In the key kimberlite areas where Mineral Resources have been estimated, a total of 786 core drill holes (139,540 m) were completed.

Diamonds for grade estimation and valuation are obtained by RC drilling and/or by bulk sampling in underground or open pit bulk sample mines. Samples are processed through an on-site sample plant. In the key kimberlite areas where Mineral Resources have been estimated, a total of 289 RC holes (62,653 m) were completed.

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Northwest Territories, Canada
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Core and RC logging is performed by trained staff. Digital geological and geotechnical logging is completed and core is photographed before being stored in the attached unheated core storage building. A small sub-sample (approximately 300 cm3) of RC drill material is taken for every two metres of drilling within kimberlite and a representative portion of this material (approximately 50 to 100 cm3) is washed and retained; these drill chips are examined and described macroscopically and under binocular microscope.

All core and RC drill hole collars are surveyed with total station global positioning system instruments (GPS) prior to and after drilling. The QPs consider that the drill hole collar location error is minimal.

For core holes, down-hole surveys were done with industry standard instruments (e.g. Maxibor and Century Geophysical Corporation gyroscope). Three Century Geophysical Corporation tools, including the “9095” tool (for gyroscopic deviation surveying); the “9065” three arm calliper; and the “9511” tool (conductivity induction and natural gamma readings), are used on all RC holes.

Samples are taken from core holes for determination of dry bulk density and moisture content of host rock and kimberlite. Sample spacing has historically varied from 1 m to 10 m in kimberlite and every 10 m in host rock. Density determination methods are in line with industry practices, using wax immersion methods.

The quantity and quality of the lithological, geotechnical, density, collar and down hole survey data collected in the drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

1.8	Sampling

Conventional concepts of sample preparation and analysis do not apply to diamonds. Diamonds from large samples must be physically separated from their host rock and evaluated on a stone by stone basis. To accomplish that, all bulk samples, from RC drilling or underground/surface operations, must be processed and the diamonds separated and collected. To do that, a sample plant is required. Sample plants are essentially scaled-down process plants designed to handle a few tonnes to tens of tonnes per hour.

Bulk sampling and RC sampling provide information on the size distribution and value of the diamonds in a pipe. The underground samples yielded large diamond parcels (more than 2,000 ct) for valuation purposes and, due to the large individual sample sizes (ca. 40 to 70 t each) and very close spacing of samples (ca. 3 m), provided key data on the effect of increased sample support on grade statistics and on spatial continuity of diamond grades. During RC drilling, an initial 100 to 200 t sample is taken from each prioritized kimberlite pipe and, if encouraging results are obtained, more extensive sampling campaigns are undertaken to provide sufficient grade and diamond value data to support classification of resources. The density and spatial distribution of RC drill holes between pipes varies considerably and depends on a number of factors including pipe size, geologic complexity and grade characteristics relative to economic cut-offs.

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Northwest Territories, Canada
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Sampling methods are acceptable, meet industry-standard practices for diamond operations, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

Sampling error has the potential to cause over- or under-estimation of diamond grade. For both RC and drift bulk samples, it is typically not possible to measure fundamental grade sample error (e.g. check assays) as the entire sample is processed. Dominion considers that the precision of the diamond weight estimates is high, because concentrates are double picked by different qualified sorters and audits are undertaken on the double picked concentrates.

The quality of the analytical data is reliable and sample preparation, analysis, and security are generally performed in accordance with diamond exploration best practices and industry standards.

1.9	Quality Assurance, Quality Control, and Data Verification

Data verification is undertaken on geological, geotechnical, survey and bulk density data collected. Data are reviewed for accuracy by the Resource and/or Production Geologists and corrected as necessary. The findings of this data validation process are summarized and any modifications to the database are reviewed by appropriate staff prior to implementation of those changes.

A reasonable level of verification has been completed during the exploration and production phases, and no material issues would have been left unidentified from the verification programs undertaken. Because of the uncertainties inherent in establishing local grade estimates (sample support size), estimation of Measured Mineral Resources is not supported.

1.10	Metallurgical Test Work

Metallurgical test work is carried out at the Ekati mine site using both the main process plant (production trials) and a similarly configured smaller test plant (approximately 10 t/h). Production trials have been completed at various times for the open pit operations (including Fox, Misery and Koala) and during pre-feasibility-level studies for Koala North and Pigeon (test pits).

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The sample plant is utilised for grade model validation for the current operations, testing of new kimberlite sources as possible process plant feed (e.g. satellite kimberlite intrusions and reprocessed plant rejects) and periodic recovery audits for the main process plant. The processing circuit comprises crushing, scrubbing, sizing, heavy media separation and final diamond recovery using both X-ray sorting and grease table methods.

Strict security protocols are in place at the recovery area of the main process plant and for the sample plant and are similar for both plants.

1.11	Mineral Resource Estimates

Mineral resources are estimated for the Koala, Koala North, Fox, Misery, Pigeon, Sable, Jay and Lynx kimberlite pipes.

Mineral resource estimation consists of development of appropriate geological and domain models, using drill data. Geophysical imaging is used to aid in modelling shape and size of the deposits at and near surface for pipes that are not in production; as-mined outlines or contact points are used to guide the modelling process where production is underway. Domain boundaries are assumed to be smooth planar contacts and are adjusted based on geological data. In the case of internal dilution (e.g. granitic xenoliths), automated modelling has been used, assuming sub-rounded, horizontal shapes.

Statistical and geostatistical analyses of grade, density, and moisture content are performed to ensure that the defined internal domains are appropriate to these properties. Contact analysis is used to support both hard and soft boundaries. If appropriate, capping can be used to limit the influence of grade outlier and large stones. Block sizes depend on the mining method and deposit, and range from 5 x 5 x 5 m to 20 x 20 x 30 m in size. The maximum extrapolation distances used in interpolation vary for each deposit/domain, and are assessed through variography.

All data are compiled in a Vulcan™ block model (.bmf). Typically, model interpolation is performed using ordinary kriging or, alternatively, the data are simulated. When simulated, 100 equally probable realizations were created and the average of these realizations (e-type) was used as the block model estimate. The models were validated using histograms, a series of swath plots in all three dimensions, cross validation, comparing pairs of estimated grades to composite drill holes grades, and visual comparisons across the pipe.

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Northwest Territories, Canada
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Drill spacing studies were conducted to support initial mineral resource classification confidence category assignments. Drill hole spacing classification is as follows unless otherwise specified:

Measured – less than 30 m to nearest sample;

Indicated – less than 60 m to nearest sample;

Inferred – less than 90 m to nearest sample.

In certain deposits, such as Koala, kriging variance may also be used to support initial classification categories.

Dominion employs a scorecard rating system to systematically evaluate kimberlite model parameters and assign a final resource classification. The scorecard system extends the grade-point, distance-based classification based on a workshop rating of key model data sets including volume, grade, internal geology and diamond valuation. It also considers other criteria such as tenure status, processing characteristics and geotechnical and hydrogeological factors. Each item is evaluated in turn, and a value which corresponds to the level of data support and knowledge for the item is assigned. The final classification result for each pipe is based on a weighted average of the score in each category of the scorecard.

The diamond value was estimated for each size cut-off using exploration or production sample parcels and process plant partition curves and was validated using recent sales prices achieved by the prior operator BHP Billiton. The average diamond value (diamond reference value) was estimated for each pipe (and in some cases multiple geological domains within a pipe) using exploration and/or production parcels ranging in size from several hundred carats to tens of thousands of carats. These diamond parcels were valued on both BHP Billiton’s Price Book (prior to transaction) and on Dominion’s Price Book and are adjusted for current market conditions.

Using the diamond reference values from the exploration and production parcels, the current diamond recovery profile of the Ekati processing plant and prices from the Ekati Diamond Mine’s December 2012 rough diamond sale, Dominion modeled the approximate rough diamond price per carat for each of the Ekati kimberlite types (Table 1-1).

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Northwest Territories, Canada
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Table 1-1: Diamond Reference Value Assumptions as at 31 December 2012

Joint Venture Agreement Area	Kimberlite Type	US$/carat at 1.2 mm	Recovery % at 1.2 mm
Core Zone	Koala Ph5 (RVK)	$358	93%
	Koala Ph6 (VK)	$415	95%
	Koala Ph7 (VK/MK)	$422	97%
	Koala N. (RVK/VK)	$435	96%
	Fox TK	$312	95%
	Misery RVK	$112	88%
	Pigeon RVK	$217	88%
	Pigeon MK	$195	83%
	Sable RVK/VK	$140	79%
Buffer Zone	Jay RVK/VK	$74	85%
	Lynx RVK/VK	$257	86%

Notes to Accompany Diamond Reference Value Table:

1.	Diamond price is based upon the diamonds that would be recovered by the current Ekati process plant that uses a 1.2 mm slot screen size cut-off.
2.

The recovery factor is the adjustment that is applied to the resource grade that is based on a slot screen size cut-off of 1.0 mm to make it equivalent to the grade that would be recovered by the current Ekati process plant which uses a 1.2 mm slot screen size.

For the purposes of the resource estimation modelling, it was assumed that there was a 2% per annum real price growth during the life of the mine, excluding the current year (2013) in which pricing is assumed to be flat.

Kimberlite value (US$/t) is equal to average grade (cpt) multiplied by average diamond value (US$/ct) multiplied by a recovery factor. For the Ekati Mineral Resources, a slot screen size cut-off of 1.0 mm is used and a 100% recovery factor is assumed.

Conceptual pit designs for the Mineral Resources amenable to open pit mining methods (Fox, Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite, and ranges included:

Overall pit slope angles vary considerably and were selected to meet the particular design requirements for each pipe, ranging from 35–62º;

Mining costs: $5–8/wet metric tonnes (wmt);

Processing costs: $16–26/dry metric tonnes (dmt);

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G&A costs: $17–29/dmt.

Conceptual underground designs for Koala North were based on a sub-level retreat mining method utilising 20 m sub-levels and operating costs that ranged from $38– $63/dmt. The operating cost range is based on mining cost changes for each elevation within the mine plan.

Conceptual underground designs for Koala were based on a sub-level cave mining method utilising 20 m sub-levels and a $38–63/dmt operating cost range. Conceptual underground designs for Fox were based on a 130 m deep block cave mining method and a $50–84/dmt operating cost range.

The classification of stockpiles is based on the Mineral Resource confidence classification for each kimberlite source. Active stockpiles were surveyed as at 31 December, 2012. The Fox crater domain kimberlite and run-of-mine stockpiles are included in the 2012 stockpile estimates.

1.12	Mineral Resource Statement

Mineral Resources were historically reported using the 2004 JORC Code. This statement is reported in accordance with the 2010 CIM Definition Standards. Mineral Resources take into account geologic, mining, processing and economic constraints, and have been defined within a conceptual stope design or a conceptual open pit shell. Depletion has been included in the estimates. No Measured Mineral Resources are estimated.

The qualified person for the Mineral Resource estimate is Mats Heimersson, P. Eng., a Dominion employee. Mineral Resources are reported inclusive of Mineral Reserves. Dominion cautions that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are reported effective 31 December, 2012 on a 100% basis. Mineral Resource estimates are presented in Table 1-2.

Factors which may affect the Mineral Resource estimates include: diamond book price and valuation assumptions; changes to the assumptions used to estimate the diamond carat content; conceptual block cave and open pit design assumptions; geotechnical, mining and process plant recovery assumptions; and the effect of different sample-support sizes between RC drilling and underground sampling.

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Table 1-2 : Mineral Resource Statement

Classification	Joint Venture Agreement Area	Kimberlite Pipe	Tonnes (millions)	Grade (cpt)	Carats (millions)
Indicated	Core Zone	Koala UG	7.4	0.6	4.5
		Koala N UG	0.3	0.6	0.2
		Fox OP (+140 m rsl)	10.3	0.2	2.5
		Fox UG (-140 m rsl)	20.2	0.3	6.1
		Misery	3.7	4.5	16.8
		Pigeon	10.6	0.5	4.9
		Sable	15.4	0.9	13.3
		Stockpiles	0.1	0.6	0.05
Subtotal Indicated			68.2	0.7	48.4
(Core Zone only)
	Buffer Zone	Jay	36.2	2.2	78.1
		Lynx	1.3	0.8	1.0
Subtotal Indicated			37.5	2.1	79.1
(Buffer Zone only)
Total Indicated			105.7	1.2	127.5
Inferred	Core Zone	Koala UG	0.3	1.0	0.3
		Koala N UG	0.2	0.6	0.1
		Fox OP (+140 m rsl)	1.1	0.3	0.3
		Fox UG (-140 m rsl)	5.6	0.3	1.7
		Misery	0.8	2.9	2.3
		Pigeon	0.8	0.5	0.4
		Sable	-	-	-
		Stockpiles	6.6	0.2	1.0
Subtotal Inferred			15.3	0.4	6.1
(Core Zone)
	Buffer Zone	Jay	9.5	1.4	12.9
		Lynx	0.1	0.8	0.1
Subtotal Inferred			9.6	1.3	13.0
(Buffer Zone)
Total Inferred			24.9	0.8	19.1

Notes to Accompany Mineral Resource Table.

1.

Mineral Resources have an effective date of 31 December 2012. The Mineral Resources estimate was prepared under the supervision of Mats Heimersson, P. Eng., an employee of Dominion and a Qualified Person within the meaning of National Instrument 43-101.

2.	Mineral Resources are reported on a 100% basis. Dominion has an 80% participating interest in the Core Zone Joint Venture and a 58.8% participating interest in the Buffer Zone Joint Venture.
3.	Mineral Resources are reported inclusive of Mineral Reserves.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	Mineral Resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).

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6.

Mineral Resources have been classified using a rating system that considers drill hole spacing, volume and moisture models, grade, internal geology and diamond valuation, mineral tenure, processing characteristics and geotechnical and hydrogeological factors, and, depending on the pipe, may also include kriging variance.

7.

Mineral Resources amenable to open pit mining methods include Fox OP, Misery, Pigeon, Sable, Jay and Lynx. Conceptual pit designs for open cut Mineral Resources (Fox, Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite and ranges included: overall pit slope angles were selected to meet the particular design requirements for each pipe and range from 35–62º, mining costs of $5–8/wmt, processing costs of $16–26/dmt, G&A costs of $17–29/dmt and diamond valuations that ranged from $74–$312 ct.

8.	The Mineral Resources for the Fox pipe are divided by elevation (m rsl) between open pit and underground mining methods.
9.

Mineral Resources amenable to underground mining methods include Koala, Koala North and Fox UG. Conceptual underground designs for Koala North were based on a sub-level retreat mining method utilising 20 m sub-levels and $38–63/dmt operating cost. Conceptual underground designs for Koala were based on a sub-level cave mining method utilising 20 m sub-levels and $38–63/dmt operating cost. Conceptual underground designs for Fox were based on a 130 m deep block cave mining method and $50–84/dmt operating cost. Operating costs vary by elevation within the deposits. Diamond valuations that ranged from $312–$435 ct.

10.

Stockpiles are located near the Fox open pit and were mined from the uppermost portion of the Fox open pit operation (crater domain kimberlite). Minor run of mine stockpiles (underground and open pit) are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

11.	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats.
12.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

1.13	Exploration Targets

Two targets for further exploration (Exploration Targets) have been estimated, based on the allowance in National instrument 43-101 Section 2.3 (2) to report the potential quantity and grade, expressed as ranges, of a target for further exploration.

Dominion cautions that the potential quantity and grade of the Exploration Targets is conceptual in nature. There has been insufficient exploration and/or study to define the Exploration Targets as Mineral Resources it is uncertain if additional exploration will result in the exploration target being delineated as Mineral Resources.

The Misery satellite pipes which will be mined during the pre-stripping operations for Misery Main Pipe have been assessed from bulk samples collected during exploration programs. Recovered diamonds displayed similar characteristics to the Misery Main Pipe; however, there is currently insufficient support for grade estimates to allow for estimating Mineral Resources. As a consequence, the material is currently planned to be stockpiled until confirmatory grade testing at the sample plant can be conducted. The tonnage range is estimated to be between 2.7 Mt and 4.5 Mt at a grade range of 1.0 cpt to 1.7 cpt. Based on sample data from the satellite pipes, and using the diamond reference value assumptions as at 31 December 2012, the diamond values could range between US$90 per carat and US$140 per carat.

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Coarse reject tails have been stockpiled at Ekati since the start of production in 1998 to the present. Several production periods have been identified during which high- grade feed sources were blended through the process plant using coarser de-grit screens (1.6 mm slot) compared to the current 1.2 mm configuration. In addition, the re-crush circuit was not utilised during these periods. The tonnage range for the coarse reject tails from the production periods of interest are estimated at 3.5 to 4.5 Mt. Based on stone size distributions and recovered grade data, this material has an overall grade ranging from 0.2 to 0.6 ct/t. Using recent process plant audit parcel valuations and diamond values as at 31 December 2012, the diamond values could range from US$80 per carat to US$140 per carat. While the historic recoveries and valuations may not necessarily be indicative of recoveries or valuations within the current coarse reject tails stockpiles, treatment of this material represents an attractive opportunity to supplement mill feed. A production test for grade and diamond recovery is planned to be processed through the main plant during mid to late 2013.

1.14	Mineral Reserve Estimates

Mineral Reserve estimation is based on Indicated Mineral Resources and supported by either an internal pre-feasibility-level or a feasibility-level study. Mineral Reserves were estimated for the Koala, Koala North, Fox, Misery and Pigeon pipes, and active stockpile materials. Koala is mined as a sub-level/incline cave, similar to a block cave, while Koala North is extracted by sub-level retreat. The Fox open pit is currently active; the Misery open pit is undergoing a pushback. Mining has not yet commenced at the Pigeon pit.

Geotechnical parameters used during open pit mine design include inter ramp, and inter bench angles, structural domains determined from wall mapping and geotechnical drilling. Underground geotechnical considerations are more focused on ground support, and monitoring of ground movement.

There are no grade control programs. However, grade verification of block models is carried out periodically by collecting and processing run-of-mine underground and open pit development samples (typically 50 tonnes each). Generally all kimberlitic material within the resource models is considered to be economic, and is either processed directly or stockpiled for possible future processing.

Koala underground assumed overall dilution of 4% and 87% mining recovery of diluted material. Koala North underground assumed no dilution and full recovery of kimberlite by the physical sorting of any waste material. The Fox open cut assumed dilution of 7% waste and mining recovery of 96% diluted material including internal dilution from entrained granite xenoliths. Misery open cut design assumed dilution of 4% waste and mining recovery of 98% diluted material. Pigeon open cut design assumed dilution of 6% waste and mining recovery of 98% diluted material.

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Diamond recovery factors are applied based on parameters established during evaluation of recovered diamonds collected from bulk samples, and are specific to each kimberlite deposit and contained geologic domain. The process plant currently uses 1.2 mm slotted de-grit screen sizes so that diamonds smaller than the lower screen size cut-off are generally not recovered. For the Ekati Mineral Reserves, a slot screen size cut-off of 1.2 mm is applied (de-grit slot screen used in the current Ekati process plant) using deposit specific diamond size data and partition curves modelling actual recovery of the current circuit.

1.15	Mineral Reserve Statement

Mineral Reserve estimates are based on material classed as Indicated Mineral Resources. Consideration of the environmental, permitting, legal, title, taxation, socio- economic, marketing and political factors support the estimation of Mineral Reserves. Mineral Reserves have an effective date of 31 December, 2012.

Mats Heimersson, P. Eng., a Dominion employee, is the QP for the estimate. Mineral Reserves have an effective date of 31 December, 2012. Mineral Reserves are summarized in Table 1-3 by kimberlite pipe. No Proven Mineral Reserves have been estimated.

Factors which may affect the Mineral Reserve estimates include diamond price assumptions; grade model assumptions, underground mine design, open pit mine design, geotechnical, mining and process plant recovery assumptions, practical control of dilution, changes to capital and operating cost estimates and variations to the permitting, operating or social license regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals.

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Table 1-3: Mineral Reserves Statement

Classification	Joint Venture Agreement Area	Kimberlite Pipe	Tonnes (millions)	Grade (cpt)	Carats (millions)
Probable	Core Zone	Koala UG	5.8	0.6	3.6
		Koala N UG	0.3	0.6	0.2
		Fox OP	4.7	0.2	1.1
		Misery OP	3.0	4.0	12.2
		Pigeon OP	6.7	0.4	2.6
		Stockpiles	0.1	0.5	0.04
Total Probable			20.6	1.0	19.6

Notes to Accompany Mineral Reserve Table.

1.

Mineral Reserves have an effective date of 31 December 2012. The Mineral Reserves were prepared under the supervision of Mats Heimersson, P. Eng., an employee of Dominion and a Qualified Person within the meaning of National Instrument 43-101.

2.	Mineral Reserves are reported on a 100% basis.
3.	The Mineral Reserves are located entirely within the Core Zone Joint Venture area (Dominion is operator and has an 80% participating interest).
4.	Mineral Reserves are reported at +1.2 mm (diamonds retained on a 1.2 mm slot screen).
5.

Mineral Reserves that will be, or are mined using open pit methods include Fox, Misery, and Pigeon. Mineral Reserves are estimated using the following assumptions: Fox open pit assumed dilution of 7% waste and mining recovery of 96% diluted material including internal dilution from entrained granite xenoliths; Misery open pit design assumed dilution of 4% waste and mining recovery of 98% diluted material; Pigeon open pit design assumed dilution of 6% waste and mining recovery of 98% diluted material.

6.

Mineral Reserves that are mined using underground mining methods include Koala and Koala North. Mineral Reserves are estimated using the following assumptions: Koala underground assumed overall dilution of 4% and mining recovery of 87% diluted material; Koala North underground assumed no dilution and full recovery of kimberlite by the physical sorting of any waste material.

7.

Stockpiles are minor run-of-mine stockpiles (sourced from underground and open pit) that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

8.	Tonnes are reported as metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
9.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

1.16	Mining Recovery

The Mineral Reserves mine plan assumes production from the Fox, Misery and Pigeon open pits and the Koala North and Koala underground operations, with mine closure in 2019, when the estimated Mineral Reserves are depleted.

1.16.1	Open Pit Mining

Open pit production at Ekati is currently from the Fox pit which has been producing since 2005. Phase 1 of the Misery open pit was completed in 2004, and currently waste stripping is underway for a second phase of open pit mining at Misery pit. An advanced mining study for the Pigeon pipe open pit is in progress and mining by open pit methods is planned.

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Dewatering of lake systems that have developed over the kimberlite pipes is generally required prior to commencement of open pit mining activities. The roughly circular open pits are mined with using conventional truck-shovel operations and are developed in benches that are typically 10 or 15 m high. The open pits at Ekati are relatively small. Design pit slopes vary significantly between waste and kimberlite and are established based on detailed geotechnical and hydrogeological studies and operational requirements for each pipe. Phased mining has been used at the Fox pipe, but is not widely applied at Ekati due to the small pit sizes. A single circular access ramp around the perimeter of a pit is developed progressively as the benches are mined. Waste rock is hauled to a designated waste rock storage area and dumped to an engineered design. Ore is hauled directly to the process plant.

Mined kimberlite is hauled directly from the open pit benches at Fox approximately 11 km to the Ekati process plant. In the case of the Misery open pit, which is 29 km away from the Ekati process plant, the kimberlite from the pit will be dumped on a transfer pad, and then loaded into haulage trucks for transport to the process plant.

The open pit mobile equipment fleet includes two rotary blast hole drills, two diesel hydraulic DTH hammer drills, one diesel hydraulic shovel and two diesel hydraulic excavators for truck loading, and a haulage fleet of two 170 t, and twenty-three 100 t capacity rigid-body trucks. A fleet of 80 t capacity haulage trucks will be used for the 29 km ore haul from the Misery pit. Four of these trucks are now on site. In addition, the surface mobile fleet includes over 90 units of support equipment.

The planned open pit for Pigeon will require additional mining equipment including blast hole and hammer drills, diesel hydraulic excavator, dozers and loaders. It is anticipated that the existing haulage fleet will be deployed for ore and waste rock movement.

1.16.2	Underground Mining

The Koala mine was developed with sub-levels spaced 20 m apart vertically and 5 m x 5 m drawpoints on a 14.5 m spacing (centre to centre). The highest elevation production sub-level is located at 2050L, approximately 160 m below the base of the former Koala open pit. Ore production from the drawpoints is a combination of the blasted kimberlite and caved kimberlite that lies above the blasted zone through to the pit. As production proceeds, the top of the cave zone below the pit is constantly being drawn down, and the level and profile of the surface expression of the cave zone is closely monitored. Below sub-level 1850L the mine transitions to an incline cave with the lowest production level located at 1810L.

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Northwest Territories, Canada
NI 43-101 Technical Report

The Koala North mine is a sub-level retreat operation with 20 m sub-level spacing. Drawpoints are 4.6 m x 4.6 m on a 16 m centre to centre spacing. Drawpoints are offset between levels to ensure ground stability and maximum draw.

Kimberlite is transported from the mines via a 1.37 m (54 inch) wide conveyor system hung via chain from the back of the conveyor ramp. The system consists of four main underground conveyor sections plus a surface “stacker” conveyor, with a transfer arrangement between each conveyor. All production mucking is carried out using load haul dump (LHD) vehicles, tramming to the remuck bays or loading 45 t capacity diesel haulage trucks. Ore is dumped into an ore pass system, and fed to a 500 t/h primary mineral sizer before loading onto the 2.4 km long conveyor system from Koala to the process plant. On surface, the radial stacking conveyor discharges to an 8,000 t surface stockpile.

1.16.3	Grade Control

There are no grade control programs. However, grade verification of block models is carried out periodically by collecting and processing run-of-mine underground and open pit development samples (typically 50 t each). Generally all kimberlitic material within the Resource models is considered to be economic, and is either processed directly or stockpiled for possible future processing.

1.16.4	Geotechnical

The major kimberlite lithologies in the production pipes have a wide range of measured strengths that range between very poor to upper fair rock mass (RMR) ratings. The granitic rocks and schist rocks at Ekati range between fair to excellent quality and the majority of the granite is good quality.

Separate geotechnical assessments have been conducted for each pipe that is being mined, and will be conducted on future deposits. These investigations are designed to quantify geotechnical domains in detail.

Geotechnical parameters used during open pit mine design include inter ramp, and inter-bench angles, structural domains determined from wall mapping and geotechnical drilling. Pit wall designs are reviewed using commercially available software to ensure appropriate wall angles, and catch bench widths are safe and efficient. The following geotechnical monitoring programs are performed in the active open pits: observational logs; instrumentation (prism, time domain reflectometry (TDR), thermistors and multi-point borehole extensometer (MPBX)); photogrammetry; mapping; slope stability radar (SSR) and the use of regular field inspections by geotechnical engineers.

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Underground geotechnical considerations are more focused on ground support, and monitoring of ground movement. The following underground geotechnical programs are in place in to ensure the long term stability of infrastructure required for the continuation of underground mining at Ekati: drive closure monitoring; surveillance photographs; structural mapping; and instrumentation including extensometers, thermistors, TDR and “smart cable” extensometer-enabled cable bolts. Daily visual inspections of ground and ground support conditions in development and production workings are also an integral part of the geotechnical program.

1.16.5	Hydrogeological

As host rocks have been faulted and overprinted there is potential for hydraulic conductivity or storage. Kimberlite has very low hydraulic conductivity (measured at Koala, Panda, Misery and Fox pits) and the intensity of kimberlite fracturing has little effect; however, kimberlite has a high storage capacity due to its porosity. The chemical properties of groundwater collected and pumped from the underground are monitored.

Studies conducted indicate that groundwater is currently not recharged from surface water bodies at an observable rate.

1.17	Process Recovery

The metallurgical process is conventional for the diamond industry. The process plant was designed in 1995 utilizing standard diamond liberation, concentration and recovery processes, commissioned at the end of 1998, and was at full production in 1999. Some modifications to the plant design have been undertaken subsequent to commissioning in support of throughput expansions. The plant is currently processing an average daily throughput of 12,850 dmt.

Heavy media separation (HMS) and X-ray are the primary methods of extracting diamonds from processed kimberlite. Kimberlite processing and diamond recovery at Ekati involves:

Primary crushing – redundancy with primary, secondary and reclaim sizers;

Stockpile – used as a buffer between plant and crushing;

Secondary crushing (cone crusher);

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Washing (de-gritting);

Heavy media separation;

Recovery;

−	Wet high intensity magnetic separation;
−	Wet X-ray sorting;
−	Drying;
−	Dry single particle X-ray sorting;
−	Grease table;

Diamond concentrate sorting, sieving and preparation for transport to the sorting and valuation facility in Yellowknife.

1.18	Infrastructure

Ekati is an operating mine and key infrastructure on site includes the open pits, underground mines, sample and process plants, waste rock storage and tailings storage facilities, buildings (mobile and permanent), pipelines, pump stations, electrical systems, quarry site, camp pads and lay-downs, ore storage pads, roads, culverts and bridges, airstrip, helipad, and mobile equipment.

Three of the Long Lake Containment Facility containment cells will be full by 2014; additional capacity will be provided by a combination of extension of two of these cells, raising one of the dikes. In addition, the mined-out Beartooth pit has been used since late 2012 for containment. The containment cell expansions and Beartooth pit will provide capacity to 2019 with the mined-out Panda, Koala and Fox pits available to provide additional capacity beyond that date if required.

Waste rock storage areas are designed for placement of rock excavated from the open pits and underground mine; rock stored is primarily granite. Waste rock storage areas also contain and store other materials including coarse kimberlite rejects, low-grade kimberlite stockpiles, metasediments, land-fill and land-farm. There is sufficient space in the waste rock storage areas for current Mineral Reserves requirements.

The primary water management structures are the Bearclaw Lake dam and pipeline (used to divert water around the former Beartooth operations), Panda diversion dam and channel (use to divert water around the Panda and Koala mining areas), and the Pigeon stream diversion (to divert water around the future Pigeon open pit).

The operations are not on a grid. Diesel generators on site provide power to the mining operations and ancillary facilities.

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Freshwater for Ekati operations is permitted to be drawn from Grizzly Lake, Little Lake, Thinner Lake (Misery Camp), and Two Rock Lake. The Long Lake Containment Facility and Two Rock Sedimentation Pond are makeup sources for process use as required.

Site-wide communications consist of radio, phone, local area network (LAN), wireless internet and mining fleet management systems.

The existing infrastructure is appropriate to support the current Mineral Reserves mine plan to 2019, and to support Mineral Resource and Mineral Reserve estimates.

1.19	Capital Cost Estimates

Capital costs are based on the first draft of the FY14 Budget and Five Year Plan, which were based on 4.6 million tonnes of ore being processed annually, and the Mineral Reserve estimates summarized in Table 1-3.

Currently-estimated sustaining and mine development capital from 2013 onward for the life-of-mine is shown in Table 1-4 and totals $410 M.

Table 1-4: Capital Cost Estimate

Year	Developing	Sustaining	Total
	$Millions	$Millions	$Millions
2013H2	33	20	53
2014	125	34	159
2015	129	8	137
2016	32	8	40
2017	-	8	8
2018	-	8	8
2019	-	5	5
Totals	319	91	410

The costs shown include estimated contingencies where applicable, but do not include any escalation or risk contingency amounts for unforeseen events. In addition to ongoing equipment replacements and general operational upgrades, sustaining capital will include certain categories of ongoing underground excavation to maintain mining advances to increasing depths.

The capital cost estimate includes costs associated with the development of the Misery and Pigeon pipes. The total current estimated capital cost of developing the Misery pipe is $385 million, consisting largely of mining costs to achieve ore release, and of which $145 million was spent by end of December 2012. The current estimated cost for developing the Pigeon project is $78 million, which includes the construction of access roads, pre-stripping of waste material to prepare the pit for production, and contingency.

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1.20	Operating Cost Estimates

Operating costs are based on the first draft of the FY14 Budget and 5 Year Plan which was based on 4.6 million tonnes of ore being processed annually, and the Mineral Reserve estimates summarized in Table 1-3. Currently estimated life-of-mine operating costs based on Dominion’s operating experience, adjusted to present-day dollar terms are as summarized in Table 1-5.

Table 1-5: Operating Cost Estimate

Year	Direct and Indirect
$Millions
2013H2	187
2014	374
2015	210
2016	275
2017	450
2018	392
2019	257
Totals	2,145

Given the remote location of the Ekati Diamond Mine, a large portion of the operating expenditure is fixed, with the major cost items being labour and fuel (for both power and equipment).

Marketing costs, private royalties and estimated reclamation costs are not included in the life-of-mine totals. These were included as separate line items in the economic analysis performed to support Mineral Reserves estimation.

Dominion sorts its rough diamonds in Antwerp, Belgium, Toronto, Canada and Mumbai, India and then distributes the resulting sales parcels to its Belgian and Indian subsidiaries for sale. The models are based on production sales revenue (assume that all diamonds are sold in the year of production). Marketing costs of approximately $17 million per annum are assumed, adjusted for reduced production levels and differences in time period. The financial analysis has allocated marketing costs of $93 million over the Mineral Reserves mine plan.

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The reclamation costs of $435 million were based on the Ekati Diamond Mine’s closure cost model that includes all activities required by the approved Interim Closure and Reclamation Plan that runs from 2020 to 2036.

1.21	Economic Analysis

The results of the economic analysis to support Mineral Reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this Report include, but are not limited to, statements with respect to future diamond valuations and diamond sales contracts, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new kimberlite pipes, permitting time lines for development of new pipes or treatment of stockpiles, requirements for additional capital, government regulation of mining operations, accidents, labour disputes and other risks of the mining industry, environmental risks, unanticipated reclamation expenses, continuation of the social licence to operate, and title disputes or claims.

Without limiting the generality of the above risk statements, some specific risks can come from changes in Ekati Project parameters as mine and process plans continue to be refined. These include possible variations in Mineral Reserves, grade or recovery rates; geotechnical considerations during mining, including impacts of mud rushes or pit wall failures; failure of plant, equipment or processes to operate as anticipated if granite or clay content of ore increases over the assumptions used in the mine plan; modifications to existing practices so as to comply with any future permit conditions that may be imposed by the appropriate regulator; and delays in obtaining regulatory approvals and lease renewals.

To support estimation of Mineral Reserves, Dominion prepared an economic analysis to confirm that the economics based on the Mineral Reserves could repay life-of-mine operating and capital costs. The Ekati Project was evaluated on an after-tax, project stand-alone, 100% equity-financed basis at the Project level, using diamond valuations as at 31 December 2012 and a 7% discount rate.

The model is shown in Table 1-6 on a financial year end of June 30th with the six month period of January 2013 to June 2013 shown as 2H 2013. These figures do not include rough diamond stocks at the mine at the opening of the year.

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Table 1-6: Cashflow Analysis Summary Table (Mineral Reserve plan totals)

			Mineral Reserve
	Item		Mine Plan Totals
Waste
mined (Mt)		Total	79.00
Ore mined	Underground	Koala	5.84
(Mt)		Koala North	0.29
	Open Pit	Fox	4.66
		Misery	3.03
		Pigeon	6.73
		Total	20.55
Grade	Underground	Koala	0.61
(cpt)		Koala North	0.57
	Open Pit	Fox	0.23
		Misery	4.03
		Pigeon	0.38
Processing		Total Tonnes	20.55
		Processed
		Total Carats	19.56
		Recovered
Revenue	Average Price[1]	US$ / ct	208
	Exchange Rate[2]	US$ / C$	1.00
	Cash Inflow	C$ M	4,067
Costs	Development Capital	C$ M	319
	Sustaining Capital	C$ M	91
	Total Operating Costs	C$ M	2,145
	Reclamation Costs[3]	C$ M	435
	Marketing Costs[4]	C$ M	93
	Increase (decrease) in Working Capital	C$ M
	Cash Outflow		3,083
Net Cash Flow before Taxes			983
Tax[5]	Territorial taxation (13% of pre-tax FCF)[6]	C$ M	213
	Federal Taxation (26.5% of post-tax FCF)	C$ M	378
Cash Flow	Revenue less Costs	C$ M	393
Net Present Value at 7% discount rate		C$ M	335

Notes to Accompany Cashflow Table

(1)

Value by pipe weighted by production from each pipe. H2 FY13 comprises of first three months actuals plus three months forecast. FY14 and thereafter, revenue is based on all carats produced sold in that period with a 2% real compound annual growth applied to the average price.

(2)	Assumes a constant parity rate through life of mine
(3)	Detailed closure work plan prior to mine closure includes exit packages for remaining mine employees
(4)	Marketing costs based on FY14 budgeted diamond sorting and sales costs
(5)	Tax calculation illustrative (i.e. applies basic taxes on the year that production and revenue is incurred)
(6)	Territorial taxation is the NWT mining royalty

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Over the life of mine outlined in the Mineral Reserves mine plan, assuming a 7% discount rate, the net present value (NPV) is $335 million. The pre-tax cumulative cashflow is $983 million. Given that the mine is in current production with an immediate positive cash flow, a payback period is not relevant, and the Internal Rate of Return is 84.1% .

Based on the expected cash flow model supporting Mineral Reserve estimation, the sensitivity of the Ekati Diamond Mine to changes in various parameters was assessed. Net present value at a 7% real discount rate was used as the indicator to see the impact of varying the diamond prices, the grade, the capital costs, the operating costs and the Canadian/US dollar exchange rate. For the variables in the sensitivity analysis, a ±10% change was applied. The impact on NPV for the projected cash flow model of this level of variance in selected variables is shown in Table 1-7.

Table 1-7: Sensitivity Analysis

	Financial Sensitivity NPV ($Million)
Parameter
	- 10% Change	Base Case	+ 10% Change
Price	109	335	562
Grade	109	335	562
Capital Costs	401	335	362
Operating Costs	527	335	224
US$/C$ Foreign
Exchange Rate	109	335	562

The analysis demonstrated that the Ekati Project is most sensitive to variations in diamond parcel valuations, diamond grades, and foreign exchange fluctuations, less sensitive to fluctuations in operating cost estimates, and least sensitive to changes in the capital cost assumptions.

1.22	Conclusions

Mineral Resources have been estimated for eight kimberlite pipes; some or all of the mineralization at five of these pipes was converted to Mineral Reserves. Based on the Mineral Reserve estimates, the Ekati Diamond Mine has positive project economics to 2019, when the current Mineral Reserves will be exhausted.

Mineral Resources that are not included in the mine plan that is based on the estimated Mineral Reserves include Jay, Lynx, Sable, a portion of Koala underground and Fox deep.

Jay is considered the most significant undeveloped deposit due its large size and relatively high grade (36.2 Mt of Indicated Mineral Resources at an average grade of 2.2 carats per tonne) and represents the highest upside potential for the operation. A pre-feasibility study for Jay has not been initiated to date. The Jay pipe deposit is located within the Buffer Zone Joint Venture property beneath Lac du Sauvage, a moderate sized lake north of Lac de Gras, and is approximately 1.2 km from the shoreline. The area and shoreline close to the Jay deposit is undeveloped except for the Misery pit and related infrastructure (approximately 7 km to the southeast) and the main Ekati mine infrastructure located approximately 30 km to the northwest.

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The Misery satellite pipes and the coarse tailings, together with the Jay, Lynx, Sable and Fox deep Mineral Resources represent future plant feed upside potential, and some or all of this mineralization may be able to be incorporated in an updated life-of-mine plan once sufficient additional work has been undertaken to support estimation of higher-confidence Mineral Resources and eventual conversion to Mineral Reserves. There is also potential to treat low-grade stockpiles, primarily derived from open pit mining at the Fox kimberlite, if the grades in the stockpiles can be demonstrated to be economic.

1.23	Recommendations

A two-phase work program has been outlined. The first phase relates to operational and closure considerations, whereas the second phase is based on completion of technical studies on the kimberlite pipes with Mineral Resources that are considered to show the most potential to extend mine life if Mineral Reserves can be estimated. The programs can be conducted concurrently, and are independent of each other.

The first phase consists of metallurgical tests on the coarse tailings material, bulk sampling and a supporting drill program for the Misery satellite deposits to support grade estimates, a comprehensive series of reclamation research studies in support of development of the final mine closure plan, and studies in support of ground conditions at Koala Underground and Fox open pit. These are collectively budgeted at between about $1.5 million and $3.9 million, with the upper range dependent on the number of drill holes needed for the Misery evaluation.

The second phase consists of internal conceptual engineering and technical studies to evaluate the practicability and economics of mining the Jay kimberlite pipe, and to provide desktop assessments of mineralization at Sable, Lynx, Koala and Fox deeps. These studies are budgeted at $1.2–$1.8 million.

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2.0	INTRODUCTION

Mr. Mats Heimersson, P. Eng., and Mr. Jon Carlson, P.Geo., on behalf of Dominion Diamonds Corp (Dominion), have prepared a technical report (the Report) on the Ekati Diamond Mine (also referred to as the Ekati Project) in the Northwest Territories, Canada (Figure 2-1).

Figure 2-1: Project Location Plan

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Northwest Territories, Canada
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The Ekati Diamond Mine was acquired from BHP Billiton Canada Inc. (BHP Billiton) on 10 April, 2013 and included BHP Billiton’s controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Northwest Territories and Antwerp, Belgium.

Dominion uses a wholly-owned subsidiary, Dominion Diamond Holdings Ltd., as the holding entity for the Ekati Project in the Northwest Territories. The operating entities for the Ekati Project are two indirectly wholly-owned subsidiaries of Dominion Diamond Holdings Ltd., Dominion Diamond Ekati Corporation for the Core Zone, and Dominion Diamond Resources Corporation for the Buffer Zone. In this Report, the name Dominion is used interchangeably for the parent and subsidiary companies.

2.1	Terms of Reference

This Report is a first-time disclosure by Dominion of the Mineral Resources and Mineral Reserves for the Ekati Diamond Mine and supports disclosures in Dominion’s 2013 Annual Information Form dated 26 April 2013 and supports the Dominion press release dated 24 April 2013, entitled “Dominion Diamond Corporation Issues Reserve and Resource statement for the Ekati Diamond Mine”.

Cost estimates are provided as Canadian dollar figures unless otherwise indicated. The prior operator of Ekati had a financial year ending 30 June. Capital and operating costs are reported on a financial year end date of 30 June, with the six month period of January 2013 to June 2013 shown as 2H 2013. All figures have been prepared by Dominion staff unless otherwise noted. The Report uses Canadian English and the metric system of units.

2.2	Qualified Persons

The following serve as the qualified persons (QPs) for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects:

Mr. Mats Heimersson, P. Eng., Vice President, Consulting Engineer, Dominion;

Mr. Jon Carlson, P.Geo., Head of Resource Planning and Development for the Ekati Operation, Dominion.

2.3	Site Visits and Scope of Personal Inspection

The QPs have either visited site on the dates indicated below, or are full-time employees at the mine.

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Mr. Heimersson has visited the site on a number of occasions, most recently from 2–3 May 2012, and again from 11–12 September, 2012. During the May site visit, Mr. Heimersson visited and viewed the Koala North and Koala underground operations, the Pigeon diversion channel, and the Fox pit. During the September site visit, he inspected the truck shop, underground shop, process plant, Koala North and Koala underground operations, Misery camp and Misery open pit. On earlier site visits, Mr. Heimersson visited the Koala North and Koala underground operations, Fox pit, truck shop and process plant.

Mr. Carlson has worked at the Ekati mine site for 20 years. His QP scope of personal inspection of the site has been undertaken as part of his role as the Head of Resource Planning and Development. Mr. Carlson has visited kimberlite occurrences, supervised exploration programs during the period where exploration was active on the Ekati Project; inspected drill core and RC cuttings, visited drill platforms and sample cutting and logging areas; visited bulk sample sites; discussed geology and mineralization with Ekati Project staff; reviewed geological interpretations with staff; supervised and reviewed modeling efforts; audited and reviewed on-site data including reviews of budgets, exploration programs and sample results; visited the open pit and underground workings; and viewed the locations of key infrastructure.

2.4	Effective Dates

There are a number of effective dates pertinent to the Report, as follows:

Database close-out date for Koala, Koala North, Fox, Misery, Jay, Lynx: 31 December 2012;

Database close-out date for Pigeon: 30 May, 2010;

Effective date of the Mineral Resource estimates: 31 December 2012;

Effective date of the Mineral Reserve estimates: 31 December 2012;

Date of the supply of the last information on mineral tenure and property ownership: 10 April 2013;

Date of the financial analysis that supports Mineral Reserve estimation: 31 December 2012.

The overall Report effective date is taken to be 10 April 2013, based on the date of supply of the latest information on Ekati Diamond Mine ownership.

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2.5	Information Sources and References

The primary data sources for Report compilation are the Competent Persons Reports that were prepared by Ekati staff on an annual basis from 1993 to 2012 for the previous holder, BHP Billiton.

Dominion has also used the information and references cited in Section 27 as information sources for the Report.

Additional information on the operations was provided to the QPs from Dominion and Ekati employees in specialist discipline areas as required.

2.6	Previous Technical Reports

There are no previous technical reports on the Ekati Project filed by any issuer.

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3.0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Report as advice was sought from Dominion’s internal experts in the fields of legal, political, environmental, and tax matters relevant to the technical report as required in support of Report preparation.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Ekati Diamond Mine is located near Lac de Gras, approximately 300 km northeast of Yellowknife and 200 km south of the Arctic Circle in the Northwest Territories of Canada.

The approximate Ekati Project centroid is located at 64.7[o]N, 110.6[o]W, which is the location of the Ekati airstrip. The project coordinate system adopted for x and y locations is UTM Zone 12 tied to a NAD 83 datum.

4.1	Property and Title in the Northwest Territories

The Northwest Territories are undergoing a period of devolution, which will result in the administration and control of Crown (public) lands, resources and waters in the Northwest Territories (NWT) being moved from the Government of Canada’s responsibility to the Government of the Northwest Territories (GNWT).

4.1.1	Mineral Tenure

Mineral rights in the Northwest Territories are held by the Crown. Under the current legislation (Northwest Territories and Nunavut Mining Regulations) in the Northwest Territories and Nunavut, there are four types of mineral tenure:

Licence to Prospect;

Permit to Prospect;

Mineral Claim;

Mining Lease.

Licence to Prospect

A license grants the holder the right to prospect for minerals on Crown lands open for mineral exploration. Licences are granted on an annual basis.

Permit to Prospect

A Permit to Prospect allows a prospector to explore for minerals in a three-year period for areas located south of the 68th parallel of north latitude and for a five-year period for areas located north of the 68th parallel. The areas are one quarter of a mineral claim staking sheet (1:50,000 scale map) and vary in size from 20,557 to 71,661 acres (8,319 to 22,900 hectares). Any area of further interest to the holder must be converted to a mineral claim(s) prior to permit expiry provided the work requirements for the specified period have been completed.

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Mineral Claim

The area of a mineral claim cannot exceed 2,582.5 acres (1,045 hectares). A mineral claim includes all areas lying within its boundaries, including those covered by water.

A mineral claim staked can be held for up to 10 years from the date of recording. If not converted to a mineral lease on or before the 10 year grant-date anniversary, the claim will lapse.

One of the requirements to take a mineral claim to lease includes a legal survey to demarcate the boundaries of the mineral claim.

To register a claim it must be physically staked by marking the corners and the boundaries of a rectangular area with posts in accordance with the Northwest Territories and Nunavut Mining Regulations.

Once a mineral claim is properly located, the locator must record the mineral claim with the Mining Recorder with 60 days from the date of locating the claim. The application includes a sketch map showing the position of the claim, and a fee equal to $0.10 per acre ($0.25/ha) for the area contained within the claim. After a mineral claim is recorded, the holder must perform representation work to keep the claim in good standing. During the two-year period immediately following the date the mineral claim is recorded, the holder must perform representation work of at least $4.00 per acre. During each subsequent one year period, the holder must perform representation work of at least $2.00 per acre.

To maintain the mineral claim, within 30 days of the anniversary of the claim, the holder has to submit a statement of representation work, an assessment report, and pay a fee of $0.10 per acre ($0.25/ha) .

Mineral Leases

Mineral leases are converted from mineral claims under the following circumstances

The value of the ore to be removed from the claim exceeds $100,000, unless the purpose of removal is for assay and testing;

Representation work has reached a total value of $10/acre ($24.71/ha);

A legal boundary survey of the claim has been recorded;

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The right to the claim(s) to be leased is not under dispute.

A lease has a 21-year term and can be renewed for a further 21 years. There is an annual rent of $1/acre ($2.47/ha) for the first 21-year term, and $2/acre ($4.94/ha) for subsequent renewal periods. The rent payable can be reduced by 50% on filing representation work.

A Mining Lease is required to bring a property into commercial production.

Legislative Changes Contemplated

Under proposed legislative changes that may be promulgated in 2014, the application for conversion from a mineral claim to a mineral lease must be made before the 9th anniversary of the grant date, and there will be a one year extension period for preparing and filing the required boundary survey. Mineral claim sizes will be amended such that the maximum mining claim size will be 1,250 hectares, and mineral claims will not be renewable after the 10-year anniversary.

Mineral claim and mineral lease payment obligations will be transitioned to the metric system and will be payable on hectares rather than the current acreage payment requirements.

4.1.2	Surface Rights

Crown lands are lands owned by the federal or provincial governments. Authority for control of these public lands rests with the Crown, hence their name. Crown land and Commissioner’s land are both types of public lands. The Federal Government manages and administers Crown land in Canada. In the Northwest Territories, Indian and Northern Affairs Canada (INAC) is responsible for the majority of Crown land. Commissioner’s land is managed and administered by the Government of the Northwest Territories, and specifically, by the Department of Municipal and Community Affairs (MACA).

Administration of Crown lands, including minerals for the Northwest Territories and Nunavut, is based on the Territorial Lands Act and its regulations. The Regulations under the Territorial Lands Act that deal with mineral tenure, leasing and royalties are the Northwest Territories and Nunavut Mining Regulations, formerly known as the Canada Mining Regulations Under the current Northwest Territories and Nunavut Mining Regulations, a party may prospect for minerals and stake mineral claims on any Crown lands covered under the Territorial Lands Act .

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A surface lease is required under the Territorial Lands Act if a project will require the use of Crown land anywhere in the Northwest Territories for longer than two years. A surface lease does not convey ownership to the minerals on or under the leased property. Those minerals require a mineral lease. The first step to acquire a surface lease is to submit an application for use of Crown land.

4.1.3	Royalties

All mines in the Northwest Territories that are located on Crown lands must pay royalties. Currently, royalties are calculated on the value of the output of the mine each financial year, and equal the lesser of:

13% of the value of output of the mine; or

An amount calculated based on a sliding scale of royalty rates dependent upon the value of output of the mine, ranging from 5% for value of output between $10,000 and $5 million to 14% for value of output over $45 million.

4.1.4	Environmental Regulations

There are two assessment and regulatory processes in the Northwest Territories: the Mackenzie Valley Resource Management Act (MVRMA) which applies to all regions of the Northwest Territories except the Inuvialuit Settlement Region, where the process set out in the Inuvialuit Final Agreement applies.

As part of the permitting process, land and water boards conduct a preliminary screening of the project and determine whether or not a permit is issued at that time or if an environmental assessment is necessary. The settled regions have their own land and water boards and environmental review boards. In the unsettled regions, the Mackenzie Valley Land and Water Board and the Mackenzie Valley Environmental Impact Review Board (MVEIRB) do the reviews, make recommendations and determine whether or not to issue permits

4.1.5	Taxation

The 2013 Federal corporate income tax rate is 15% and the 2013 Northwest Territories corporate income tax rate is 11.5%, for a combined Federal and Territorial tax rate of 26.5%.

4.2	Project Ownership

On November 13, 2012, Dominion Diamond Corporation and its wholly-owned subsidiary, Dominion Diamond Holdings Ltd., formerly Harry Winston Diamond Mines Ltd., entered into share purchase agreements with BHP Billiton Canada Inc., and various affiliates to purchase all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Northwest Territories and Antwerp, Belgium.

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Pursuant to two share purchase agreements, the Core Zone Share Purchase Agreement and the Buffer Zone Share Purchase Agreement, respectively, Dominion Diamond Holdings Ltd. agreed to purchase BHP Billiton’s interests in each of the Core and Buffer Zones, as well as all shares of BHP Billiton Diamonds (Belgium) N.V. BHP Billiton Diamonds (Belgium) N.V. is a Belgian company with offices in Antwerp which markets the diamonds produced from the Ekati Mine.

Pursuant to the Core Zone SPA, BHP Billiton completed an internal reorganization under which BHP Billiton’s participating interests in the Core Zone joint venture and in the Core Zone property were consolidated into BHP Canadian Diamond Company, and BHP Canadian Diamond Company became the operator of the Core Zone joint venture. Dominion Diamond Holdings Ltd. then purchased all of the issued and outstanding shares of BHP Canadian Diamond Company, together with all of the issued and outstanding shares of BHP Billiton Diamonds (Belgium) N.V., for an aggregate purchase price of $400 million, plus adjustments of approximately $50 million. On the closing date, BHP Canadian Diamond Company changed its name to Dominion Diamond Ekati Corporation, and BHP Billiton Diamonds (Belgium) N.V. changed its name to Dominion Diamond Marketing N.V.

Pursuant to the Buffer Zone Share Purchase Agreement, BHP Billiton completed an internal reorganization under which BHP Billiton’s participating interests in the Buffer Zone joint venture and in the Buffer Zone property were transferred to 3265600 Nova Scotia Company, and 3265600 Nova Scotia Company became the operator of the Buffer Zone joint venture. Dominion Diamond Holdings Ltd. then purchased all of the issued and outstanding shares of 3265600 Nova Scotia Company for an aggregate purchase price of $100 million, plus adjustments of approximately $3 million. On the closing date, 3265600 Nova Scotia Company changed its name to Dominion Diamond Resources Corporation.

The aggregate purchase price for both the Core Zone and the Buffer Zone was $500 million plus purchase price adjustments of $53 million for a total amount paid of $553 million. Dominion also provided letters of credit to the Government of Canada totalling approximately C$127 million, in support of reclamation obligations for the Core Zone.

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4.3	Property Agreements

4.3.1	Core Zone Joint Venture

A group of 176 mining leases, totalling 173,024.1 ha forms the Core Zone Joint Venture. The parties to the joint venture, and their respective interests, are:

Dominion Diamond Holdings Ltd. through wholly-owned subsidiary Dominion Diamond Ekati Corporation	80%;

C. Fipke Holdings Ltd.	10%;

Dr. Stewart L. Blusson	10%.

The Core Zone Joint Venture operates under the Northwest Territories Diamonds Joint Venture Agreement – Core Zone Property dated 17 April 1997.

4.3.2	Buffer Zone Joint Venture

The Buffer Zone Joint Venture contains 106 mining leases covering 89,151.6 ha. The parties to the joint venture, and their respective interests, are:

Dominion Diamond Holdings Ltd. through wholly-owned subsidiary Dominion Diamond Resources Corporation	58.8%;

C. Fipke Holdings Ltd.	10%;

Archon Minerals Ltd	31.2%.

The Buffer Zone Joint Venture is operated through the Northwest Territories Diamonds Joint Venture Agreement – Buffer Zone Property dated 17 April 1997.

4.3.3	Impact and Benefit Agreements

Impact and Benefit Agreements (IBAs) were concluded with the four aboriginal communities, Tlicho, Akaitcho Treaty 8, North Slave Métis, and the Inuit of Kugluktuk, who were impacted by the mine's operations prior to the commencement of mining.

The IBAs establish requirements for funding, training, preferential hiring, business opportunities, and communications. Although the terms of the IBAs are confidential, the QPs consider the agreements to be similar to other agreements of this type that have been negotiated with First Nations groups in Canada. The agreements extend over the current life of mine.

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4.4	Mineral Tenure

When the two joint venture agreements were concluded, the mineral tenure was larger than the current ground holdings, as a number of leases have since been relinquished.

The Ekati mining lease block currently comprises 282 mining leases that cover an area of approximately 262,000 ha. Within the Core JV are 176 mining leases, totalling 173,024.1 ha, whereas the Buffer JV contains 106 mining leases (89,151.6 ha). Mineral tenure ownership details are as summarized in Section 4.3.1 and Section 4.3.2.

Lease data are summarized in Table 4-1 (Core Zone) and Table 4-2 (Buffer Zone). Appendix A contains a full lease list by lease number. Locations of the outlines of the mineral leases in each joint venture area are shown in Figure 4-1; Figure 4-2 shows the locations of the various kimberlite pipes with Mineral Resource estimates in relation to the Ekati Project boundaries.

All mining leases were legally surveyed by licensed surveyors.

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Table 4-1: Core Zone Mineral Lease Summary Table

Lease Number	Owner Name	NTS Map Sheet Numbers	Issue Date	Expiry Date	Yearly Payment Required ($)	Hectares
3473 - 3502	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 09, 10	10-Apr-1996	10-Apr-2017	$66,729	27,004
3507 - 3509	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 09	10-Apr-1996	10-Apr-2017	$4,266	1,726
3513 - 3514	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 09	10-Apr-1996	10-Apr-2017	$4,949	2,003
3516	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 09	10-Apr-1996	10-Apr-2017	$80	32
3518 - 3522	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 09, 10, 15, 16	10-Apr-1996	10-Apr-2017	$12,240	4,953
3589 - 3597	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 15, 16	26-Jun-1997	26-Jun-2018	$22,129	8,955
3803 - 3806	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 15, 16	5-Nov-1999	5-Nov-2020	$9,890	4,002
3807 - 3837	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 10, 11, 14, 15, 16	17-Nov-1999	17-Nov-2020	$75,991	30,753
3848	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 16	16-Aug-1999	16-Aug-2020	$2,578	1,043
3849 - 3856	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 15, 16	5-Nov-1999	5-Nov-2020	$17,269	6,989
3857 - 3877	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 09, 10, 15, 16	17-Nov-1999	17-Nov-2020	$51,729	20,934
3895	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 15	2-Jun-2000	2-Jun-2021	$2,476	1,002
3896	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 15	17-Jul-2000	17-Jul-2021	$2,566	1,038
3897 - 3922	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 09, 11, 14, 15	2-Jun-2000	2-Jun-2021	$63,921	25,868

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3932 - 3940	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 11, 14, 15, 16	2-Jun-2000	2-Jun-2021	$22,433	9,079
3945 - 3971	Dominion Diamond Ekati Corporation (80%); C. Fipke Holdings Ltd. (10%) and Dr. Stewart L. Blusson (10%)	076D 09, 10, 11, 14, 16	2-Jun-2000	2-Jun-2021	$68,307	27,643

Table 4-2: Buffer Zone Mineral Lease Summary Table

Lease Number	Owner Name	NTS Map Sheet Numbers	Issue Date	Expire Date	Yearly Payment Required ($)	Hectares
3486 - 3487	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09	10-Apr-1996	10-Apr-2017	$6,469	2,618
3503 - 3506	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09	10-Apr-1996	10-Apr-2017	$6,483	2,624
3519 - 3512	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09	10-Apr-1996	10-Apr-2017	$7,754	3,138
3515 - 3517	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09	10-Apr-1996	10-Apr-2017	$4,227	1,710
3541 - 3943	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076C 12; 076D 09	27-Jul-2001	27-Jul-2022	$4,568	1,849
3975 - 3976	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076C 12; 076D 09	27-Jul-2001	27-Jul-2022	$4,439	1,797
3977 - 3978	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076C 12; 076D 09	1-Nov-2001	1-Nov-2022	$4,308	1,743
3979	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076C 12; 076D 09	27-Jul-2001	27-Jul-2022	$2,414	977
3980	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09	1-Nov-2001	1-Nov-2022	$2,442	988
3981 - 3984	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09, 16	27-Jul-2001	27-Jul-2022	$10,124	4,097
3985	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09	1-Nov-2001	1-Nov-2022	$2,574	1,042

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Lease Number	Owner Name	NTS Map Sheet Numbers	Issue Date	Expire Date	Yearly Payment Required ($)	Hectares
3986 - 3990	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076C 12; 076D 09	27-Jul-2001	27-Jul-2022	$9,178	3,714
3991 - 3993	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 16	1-Nov-2001	1-Nov-2022	$7,657	3,099
4003	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 15	1-Nov-2001	1-Nov-2022	$2,522	1,021
4010 - 4027	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09, 15, 16	1-Nov-2001	1-Nov-2022	$34,108	13,803
4028 - 4031	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076C 12; 076D 09, 16	27-Jul-2001	27-Jul-2022	$9,511	3,849
4032 - 4035	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 15, 16	1-Nov-2001	1-Nov-2022	$9,717	3,932
4036 - 4039	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076C 12; 076D 09	27-Jul-2001	27-Jul-2022	$9,805	3,968
4040 - 4043	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076C 12, 076D 12	1-Nov-2001	1-Nov-2022	$8,113	3,283
4273 - 4277	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09, 10	16-Nov- 2001	16-Nov- 2022	$8,084	3,272
4281 - 4282	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 10	16-Nov- 2001	16-Nov- 2022	$5,128	2,075
4287 - 4290	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 10	16-Nov- 2001	16-Nov- 2022	$8,368	3,386
4351 - 4372	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 09, 10, 16	16-Nov- 2001	16-Nov- 2022	$46,707	18,902
4380	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076D 16	16-Nov- 2001	16-Nov- 2022	$2,465	997
4532 - 4533	Dominion Diamond Resources Corporation (58.8%), C. Fipke Holdings Ltd. (10%) and Archon Minerals Ltd. (31.2%)	076 D10	16-Nov- 2001	16-Nov- 2022	$3,131	1,267

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Figure 4-1: Mineral Tenure Map

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Northwest Territories, Canada
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Figure 4-2: Mineral Tenure Map showing Kimberlite Locations by Lease

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Northwest Territories, Canada
NI 43-101 Technical Report

Annual lease payments, payable to the Receiver General Canada (Northwest Territories, c/o Mining Recorders Office), comprise $1.00 per acre for the duration of the 21-year lease period. Payments increase to $2.00 per acre if a second 21-year term is granted after application to the Northwest Territories Mining Recorder for the extension. All payments were up to date as at the Report effective date.

4.5	Surface Rights

Within the Ekati mineral leases, there are eight surface leases, which provide tenure for operational infrastructure. All mine project developments are within these surface leases. Six of the eight surface leases were issued for 30-year terms under the Territorial Lands Act and Territorial Lands Regulations. Dominion also holds three Class A land use permits (Sable Road, Sable Pit and associated activities, and Pigeon Pit and associated activities).

Additional information on the surface leases is provided in Section 20.

4.6	Water Rights

Water rights and water licences for the Ekati Project are discussed in Section 20.

4.7	Royalties and Encumbrances

4.7.1	Mining Tax

The current royalty payable to the Federal Government is discussed in Section 4.1.3.

4.7.2	Misery Royalty

At the time of discovery, the Misery kimberlite pipe was included in the Buffer Zone Joint Venture. The partners amended the Core Zone Joint Venture to include the Misery pipe in 1999. The Misery Royalty is a royalty agreement payable on kimberlite tonnes mined and processed from the Misery pipe.

The royalty was amended in 2008 such that it is now paid to a non-profit organization and is applied as follows:

First 428,390 tonnes – C$18.76 per tonne mined and processed (applying a 3.3% dilution factor);

Next 544,000 tonnes – C$23.42 per tonne mined and processed (applying a 3.3% dilution factor).

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The royalty will be closed out after the mining and processing of the total 972,390 tonnes of kimberlite at the royalty rates indicated in the above bullet points.

4.8	Permits

An exploration land use permit is required to conduct exploration activities on the mining leases outside of the areas covered by the Federal surface leases or other land use permits. The previous exploration land use permit was allowed to expire in October 2009, therefore a new exploration land use permit would be required before exploration work could resume on the mineral leases outside of the surface lease/land use permit areas.

Permit requirements in support of mining operations are discussed in Section 20.

4.9	Environmental Liabilities

Current environmental liabilities comprise those to be expected of an active mining operation that is exploiting a number of kimberlite pipes, and includes open pits, processing plant, infrastructure buildings, a tailings dam, waste rock storage facilities, and access roads.

The environmental permitting and closure plan is discussed in more detail in Section 20.

4.10	Native Title

The Ekati mineral tenure lies within a land area that is claimed by both the Dogrib (Tlicho Nation) and the Akaitcho Treaty 8.

The Tlicho Nation land claim has been settled with the Federal Government and the settlement had no material impact on the mining operations at Ekati.

The Akaitcho Treaty 8 land claim is still to be resolved.

The Tlicho and Akaitcho Treaty 8 have executed an agreement of cooperative management for the lands covered by the Ekati Project area.

The North Slave Metis and Inuit also exercised traditional use of the region.

4.11	Social License

Information on the mine’s social licence to operate is presented in Section 20.

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4.12	Comments on Property Description and Location

In the opinion of the QPs, the information discussed in this section supports the estimation of Mineral Resources and Mineral Reserves, based on the following:

The Ekati Diamond Mine is wholly-owned by an indirectly-held Dominion subsidiary;

Information provided by Dominion supports that the mining tenure held is valid and is sufficient to support estimation of Mineral Resources and Mineral Reserves;

Dominion holds sufficient surface rights in the Ekati Project area to support the mining operations, including access and power line easements;

Royalties are payable on production from the Misery pipe to a third-party, and on all production to the Federal Government;

Dominion holds the appropriate permits under local, Territorial and Federal laws to allow mining operations;

The appropriate environmental permits have been granted for Ekati Diamond Mine operation (refer to Section 20);

At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with an operating diamond mine with production from several kimberlite pipes (refer to Section 20);

Dominion is not aware of any significant environmental, social or permitting issues that would prevent continued exploitation of the deposit; however, renewal of surface leases is likely to involve consultation with First Nation groups;

To the extent known, there are no other significant factors and risks known to Dominion that may affect access, title, or the right or ability to perform work on the property.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

Road access to the Ekati Diamond Mine is by winter ice road that is seasonal in nature. The ice road is 475 km long and constructed largely (86%) across lakes and connects from permanent all weather road east of Yellowknife to the main Ekati complex via the Misery haulage road. Typically the road is open 8–10 weeks a year, from mid-January to late March.

The ice road is built each year and is a joint venture between the Ekati, Diavik, and Snap Lake mines. All heavy freight except emergency freight is transported to the site by truck over the ice road.

The Ekati Project has an all season runway and airport facilities suitable to accommodate large airplanes such as the Hercules C-140 and Boeing 737 jets. Air transport is used year round for transport of all personnel to and from the site as well as light or perishable supplies, and as required emergency freight.

5.2	Climate

This area is within the Canadian sub-arctic; cold winter conditions predominate for the majority of the year, with approximately five months of spring/summer/fall weather each year when day-time temperatures are above freezing.

The mean annual temperature at the mine site is 11º C. Temperatures in summer months can exceed 25º C. The average minimum temperature is –35º C in January, although extremes have reached below –50º C. The site is generally windy with velocities averaging 20 km/hr on typical days and the 100 year extreme exceeding 90 km/hr. Precipitation is sparse, averaging 307 mm, and consists of relatively equal amounts of rain and snow.

Available daylight ranges from a minimum of four hours per day in December to a maximum of 22 hours in June.

The mine operates 24 hours per day year-round, except during white-out conditions when lack of visibility imposes unsafe working conditions; whiteouts typically last eight to 12 hours and occur about four times each winter, each year.

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5.3	Local Resources and Infrastructure

Infrastructure supporting the Ekati Project is discussed in Section 18.

The closest community to Ekati is Wekweeti, located 180 km to the southwest. Yellowknife, the capital city of the Northwest Territories, is 310 km to the southwest of the mine. The nearest large city to Yellowknife is Edmonton, located due south via an 18-hour drive or accessed by several daily flights offered by three commercial airlines including Air Canada and West Jet.

5.4	Physiography

The topography across the property is generally flat with local surface relief rising up to 20 m, and terrain elevation ranging up to 100 m in total relief over the region.

The most distinctive physical features of the landscape are eskers, sinuous ridges of granular material deposited by glaciers. Eskers are important as wildlife habitat and also as construction material sources.

Bedrock generally outcrops at surface over the mine area, or is partially overlain by a thin (up to 5 m thick) veneer of Quaternary sediments consisting mainly of silty gravel, sand and organic matter. The overburden is thicker in some areas due to esker occurrence.

The watersheds within the Ekati Project area drain into Lac de Gras, then to the Coppermine River, which flows north westerly to the Arctic Ocean near the community of Coppermine. There are more than 8,000 lakes within the 266,300 hectare claim block.

Approximately one-third of the Ekati Project area is covered by oligotrophic[1] water bodies. The low terrain has resulted in a diffuse drainage pattern, and streams typically meander in braided channels through extensive boulder fields between lakes and ponds. High flows are recorded during spring run-off, while low flows and dry stream channels are typical in late summer.

The site is within the continuous permafrost zone. In this area, the layer of permanently frozen subsoil and rock is generally 300 m deep and overlain by a 1–2 m active layer that thaws during summer. Talik (unfrozen) zones occur beneath water bodies and, depending on the thermal storage capacity of the lake, may fully penetrate the permafrost horizon.

____________________________________________
1 a body of water which is poor in dissolved nutrients and usually rich in dissolved oxygen

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The terrestrial vegetation community is composed of species adapted to freezing temperatures, low nutrients and localized areas of drought and standing water. The short growing season, cool soil temperatures, and lack of soil development limit the establishment of productive, diverse plant communities. The most common vegetation communities are mats of low shrubs, including dwarf birch, Labrador tea, crowberry and bearberry. Lichen communities are found in areas with very thin layers of soil. Taller shrubs such as willows and scrub birch are found in sheltered areas such as ravines and along streams where there are depressions in the depth of the permafrost. The vegetation surrounding lakes and streams is dominated by lichen-covered boulders interspersed with depressions containing dense, spongy peat mats of moss and lichen.

The Ekati Project area is predominately wildlife habitat, with limited human use, mainly for hunting. The Bathurst caribou herd migrates through the area to access spring calving and winter forage grounds. Grizzly bears, wolves, foxes, wolverines and small mammals are also present at various times of the year. Most bird species are only summer residents but include loons, sandpipers, passerines and a few raptor species. Ravens and snowy owls are present year-round. The lakes support predominantly lake trout, round whitefish, slimy sculpin, ninespine stickleback, cisco, longnose sucker and Arctic grayling.

5.5	Comments on Accessibility, Climate, Local Resources, Infrastructure, and Physiography

In the opinion of the QPs:

There is sufficient suitable land available within the mineral tenure held by Dominion for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure. All necessary infrastructure has been built on site to support the existing operations at Koala, Koala North, Fox and Misery. Additional minor infrastructure is planned for the Pigeon project;

A review of the existing power and water sources, manpower availability, and transport options (refer also to Section 18) indicate that there are reasonable expectations that sufficient labour and infrastructure will continue to be available to support estimation of Mineral Resources, Mineral Reserves, and the mine plan based on the Mineral Reserves.

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6.0	HISTORY

The discovery of kimberlites in the Lac de Gras region was the result of systematic heavy mineral sampling over a ten year period by prospectors Dr. Charles E. Fipke and Dr. Stewart Blusson. By late 1989, Dia Met Minerals Ltd. (Dia Met) was funding the programs and began staking mineral claims in the region. After making significant indicator mineral finds in the area, Dia Met approached BHP Billiton as a potential partner. The Core Zone Joint Venture agreement between BHP Billiton, Dia Met, Charles Fipke and Stewart Blusson was subsequently signed in August 1990. Dia Met was acquired by BHP Billiton in 2001.

The first diamond-bearing kimberlite pipe on the property was discovered by drilling in 1991. An Addendum to the Core Zone Joint Venture in October 1991 gave BHP the right to acquire additional mineral claims within 22,500 feet of the exterior boundaries of the then property area. The claims acquired as a result became the Buffer Zone Joint Venture claims.

To date, exploration activities have included till sampling, airborne and ground geophysical surveys, and drill programs. Approximately 350 geophysical and/or indicator dispersion targets were drilled, with a total of 150 kimberlites discovered on the Core Zone and Buffer Zone properties. The kimberlites were prioritized using microdiamond and indicator mineral chemistry. Forty kimberlite occurrences were subsequently tested for diamond content using reverse circulation (RC) drilling and/or surface bulk samples. Significant macrodiamond results were obtained on 17 pipes. There has been no exploration of the Ekati Project area for new kimberlites since 2007.

Baseline environmental data were collected throughout the NWT Diamonds Project area (as the Ekati Project was then known) from 1993 to 1996. In 1995, BHP Billiton submitted its Environmental Impact Statement (EIS) for the NWT Diamonds Project to the Federally-appointed Environmental Assessment Review Panel. After a comprehensive review, the Government of Canada approved the development of the NWT Diamonds Project in November 1996.

In 1998, the project was renamed Ekati Diamond Mine after the Tlicho word meaning “fat lake”. Construction of the mine began in 1997, open pit mining operations commenced in August 1998, and the Ekati Diamond mine officially opened on October 14, 1998.

Open pit mining operations commenced in August 1998 at the Panda pipe, and continued through June 2003. Underground production from the Panda pipe began in June 2005 and completed in 2010. The Panda kimberlite pipe is fully depleted.

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The Koala open pit operation commenced in 2003 and completed in 2007. Underground production from the Koala pipe began in June 2007 and the operation is currently active. The Koala North underground trial mine was operated from 2003 to 2004. Commercial underground mining at Koala North began in 2010 and the operation is currently active.

The Misery open pit operation commenced in 2002 and was completed in 2006. Production from the Misery stockpiles continued to 2007. Pre-stripping at Misery for a pushback pit commenced in 2011 and the operation is active.

The Fox open pit operation commenced in 2005 and the operation is currently active.

The Beartooth open pit operation commenced in 2004 and completed in 2008. The Beartooth kimberlite pipe is depleted and the open pit is being used for fine processed kimberlite tailings storage.

In 2011, a major milestone was reached when Ekati achieved production of 50 million carats of diamonds. Table 6-1 summarizes the Ekati Project production history from 1999 to 31 December 2012.

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Table 6-1: Production History

Fiscal Year	000's Metric Tonnes Processed	000's Carats Recovered	Grade: Carats per tonne
1999	1,565	1,230	0.79
2000	3,377	2,777	0.82
2001	3,199	2,800	0.88
2002	3,354	4,562	1.36
2003	4,310	5,424	1.26
2004	4,446	6,853	1.54
2005	4,595	4,522	0.98
2006	4,297	3,197	0.74
2007	4,539	4,030	0.89
2008	4,411	4,188	0.95
2009	4,762	4,026	0.85
2010	4,895	3,811	0.78
2011	4,692	3,133	0.67
2012	4,482	2,231	0.50
2013 H1	2,024	760	0.38
TOTAL	58,948	53,543	0.91

Notes to Accompany Production History Table:

1.	Fiscal year 1999 from 1 June 1998 to 31 May 1999.
2.	Fiscal year 2000 from 1 June 1999 to 30 June 2000 (13 months).
3.	Fiscal year 2001 onward from 1 July to 30 June to reflect BHP Billiton’s fiscal year.
4.	Fiscal year 2013 H1 reflects period from 1 July to 31 December 2012.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

This regional geological context was sourced from Nowicki et al., (2003).

The Ekati Project area is underlain by the Slave Structural Province, one of several Archean cratons, which together constitute the nucleus around which the North American continent evolved. The Slave Province is a granite-greenstone terrane that grew by tectonic accretion around a pre-3 Ga nucleus that is preserved in the central and western parts of the province, with a Neoarchean juvenile arc in the east.

Rock types within the Slave Province can be assigned to three broad lithostratigraphic groups: metasedimentary schists, migmatites, and various syn- and post-tectonic intrusive complexes.

The metasediments represent a metamorphosed greywacke sequence and are widespread in the central and southern portions of the Ekati Project area. Typically the metasediments are fine-grained with a high proportion of sheet silicates and generally foliated. Sulphide minerals are present at trace concentrations but occasionally at concentrations of up to 2% at centimetre scale. Locally, up to 5% sulphides are observed on a centimetre scale.

The metasediments are intruded by voluminous neo-Archean granitoids. Syntectonic (ca. 2.64 to 2.60 Ga) tonalites and granodiorites occur predominantly in the central and northern portions of the property, while post-tectonic (ca. 2.59 to 2.58 Ga) granites (two-mica granite and biotite granite) form large plutons in the eastern and northeastern portions of the property. The granodiorites are generally white to grey in colour, medium to coarse-grained and weakly foliated to massive. Locally, contains rounded biotite-rich mafic xenoliths ranging from 10 to 150 mm in size and rare cubic pyrite grains (up to 2 mm). The granodiorite has an average modal composition of 40% quartz, 45% feldspar and 15% biotite. In weakly altered zones, 1 to 3% epidote may be present. The two-mica granite contains fine to coarse-grained quartz, potassium feldspar, and plagioclase, with 3 to 15% biotite and muscovite. Tourmaline laths up to 0.5 cm by 3.5 cm have been observed. Pegmatite phases are common. Sulphide minerals are rarely observed, and if present only in trace amounts.

The western part of the Ekati Project area is dominated by migmatites which reflect melting of metasediments due to widespread granite intrusion and associated heat input.

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Dykes of five major Proterozoic diabase dyke swarms (ages varying from 2.23 to 1.27 Ga) intrude the Archean rocks. The dykes are a few centimetres to more than 30 m wide and classified as magnetic and non-magnetic. Generally, they are near vertical with sharp or fractured contacts of variable orientation. Magnetic dykes are very dark grey to black, fine-grained, and contain magnetite and traces of pyrite, chalcopyrite, with lesser amounts of pyrrhotite. Sulphide mineral concentrations of up to 2% are rarely observed but only over widths of a few centimetres. Non-magnetic dykes have very similar overall composition to magnetic dykes except that they lack abundant magnetite.

The kimberlite intrusions are of Phanerozoic age (i.e. younger than ~530 Ma). Erosion of the kimberlite pipes resulted in surface depressions, many of which became permanent, shallow lakes, which typically have several metres of silty sand sediments deposited on the lake bed.

The Wisconsinan Laurentide ice-sheet deposited glacial till, glaciofluvial eskers and related kames in the Lac de Gras area. Three glacial transport directions have been recognised: early transport to the southwest, followed by transport to the west, and finally by flow to the northwest.

Bedrock generally crops out at surface across the Ekati Project area, or can partially overlain by a thin (up to 5 m thick) veneer of Quaternary sediments. Based on geomorphology work, these sediments consist mainly of silty gravel, sands, and organic matter.

A general geology plan of the Lac de Gras area is included as Figure 7-1.

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Figure 7-1: Regional Geology Map

Note: Geologic map of the Slave craton in northwestern Canada (reproduced from Tappe et al., 2013; modified from Bleeker, 2003). The Ekati mine is shown in relation to other producing mines in the region (Diavik and Snap Lake) as well as the outline of the Lac de Gras kimberlite field (dashed ellipse). The northeast–southwest-trending dashed lines delineate the northern, central, and southern lithospheric mantle domains as recognized from kimberlite- borne xenocrystic garnet compositions. The diamond symbols show the locations of currently active kimberlite-hosted diamond mines. Dominion holds interests in the Ekati and Diavik deposits. The remaining diamond occurrences are held by third parties.

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7.2	Project Geology

The Ekati kimberlite pipes are part of the Lac de Gras kimberlite field which is located in the central Slave craton. The kimberlites intrude both granitoids and metasediments. They define several linear trends and are typically associated with dykes and lineaments. There is no dominant or unique structural association of the kimberlites. A bedrock geology map of the Ekati Project area is provided as Figure 7-2 and includes the locations of the known kimberlite occurrences.

None of the sedimentary cover has been preserved. Fine-grained sediments have been preserved as xenoliths and disaggregated material in kimberlite which indicates that some sedimentary cover was present at the time of the kimberlite emplacement.

The Ekati kimberlites range in age from 45 to 75 Ma. They are mostly small pipe-like bodies (surface areas are mostly <3 ha but can extend to as much as 20 ha) that typically extend to projected depths of 400–600 m below the current land surface. Kimberlite distribution is controlled by fault zones, fault intersections and dyke swarms.

Pipe infill can be broadly classified into six rock types:

Magmatic kimberlite (MK) – hypabyssal;

Tuffisitic kimberlite (TK);

Primary volcaniclastic kimberlite (PVK);

Olivine-rich volcaniclastic kimberlite (VK);

Mud-rich, resedimented volcaniclastic kimberlite (RVK);

Kimberlitic sediments.

With few exceptions, the kimberlites are made up almost exclusively of volcaniclastic VK, including very fine- to medium-grained kimberlitic sediments, RVK and PVK. RVK represents pyroclastic material that has been transported (e.g. by gravitational slumping and flow processes) from its original location (likely on the crater rim) into the open pipe and has undergone varying degrees of reworking with the incorporation of surficial material (mudstone and plant material). In rare cases (e.g. Pigeon), pipes are dominated by or include significant proportions of MK.

While occasional peripheral kimberlite dykes are present, geological investigations undertaken to date do not provide any evidence for the presence of complex root zones or markedly flared crater zones.

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Figure 7-2: Bedrock Geology Map

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Economic mineralization is mostly limited to olivine-rich re-sedimented volcaniclastic and primary volcaniclastic types. Approximately 10% of the 150 known kimberlite pipes in the Ekati Project are of economic interest or have exploration potential.

Diamond grades are highly variable. Estimated average grades for kimberlites that have been bulk sampled range from less than 0.05 cpt to more than 4 cpt.

7.3	Deposits

7.3.1	Koala

The Koala kimberlite pipe occurs near the central portion of the Ekati Project area. Koala is hosted in biotite granodiorite of the Koala Batholith. Open pit mining of the pipe was completed to optimal pit limits, and underground mining is in progress.

Mining and modelling work undertaken to date indicate that Koala has a roughly ovoid outline in plan view (approximately 5.7 ha, 380 m by 275 m) and a steep-sided inverted cone morphology that tapers inwards at 75[o] to 80[o]. Below 100 m relative sea level (m rsl), the pipe morphology becomes increasingly complex, with significant pinching and swelling, ledges and overhangs. The shape and features of the Koala pipe are in many cases coincident with identified geologic structures such as faults. It is interpreted that the kimberlite exploited or conversely, was constrained by pre- existing geological structures in the granitic country rock into which it intruded.

The Koala pipe is occupied by a sub-horizontally layered sequence of distinctive kimberlite units. In contrast to the majority of the Ekati kimberlites, these units display well-defined contacts or transitions that, in most cases, can be correlated across the pipe, allowing construction of a three-dimensional model of the pipe's internal geology.

Seven major phases (geological domains) have been identified:

Phase 1: a thick upper sequence of well graded material, the lower portion of which is dominated by coarse-grained, olivine-rich VK;

Phase 2: a second smaller zone of graded kimberlite underlying Phase 1 in certain holes and suggesting the presence of more than one graded sequence;

Phase 3: a considerably more mud-rich zone of intermixed mud-rich and olivine- rich RVK;

Phase 4: a distinctive siltstone marker unit characterised by abundant wood fragments;

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Phase 5: a very thick mud-rich RVK unit with minor, gradational variations in olivine content divided into a monotonous largely granite-free thick upper zone (5A) and a basal zone characterised by the presence of abundant large granite blocks (5B);

Phase 6: a major phase dominated by competent, relatively homogeneous, olivine- and juvenile lapillus-rich, probable PVK;

Phase 7: a deep, volumetrically relatively minor phase characterized by the presence of significant amounts of MK, intermixed with lesser VK.

Phases 5 through 7 comprise the mineralization that is currently exploited by underground mining.

The deposit model has a coherent kimberlite being emplaced into a roughly cylindrical diatreme shape within the host granite/granodiorite rocks. This kimberlite is Phase 7. The kimberlitic material was further excavated by a later explosive vent which removed much of the diatreme, leaving behind remnants of the earlier Phase 7 kimberlite, largely at depth and as a rim along the margin of the diatreme. The crater (empty diatreme) was then filled partially with pyroclastic air-fall kimberlite making up Phase 6. Later, material sloughing off the crater rim and walls filled the remaining upper crater with re-sedimented kimberlite which includes Phase 5, Phase 4, Phase 3, Phase 2 and Phase 1.

Figure 7-3 is a plan of the kimberlite. Figure 7-4 is an isometric view of the Koala pipe, illustrating the morphology of the deposit, internal geological phases, development, and drill hole data.

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Figure 7-3: Surface Plan, Koala Pipe

Notes: Kimberlite triangulations are of the original block model, pit base and underground operations are shown at end-December 2012. Grey = pit design, drill hole trace are coded by drill hole type, black = RC, red = core, green = Koala Pipe. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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Figure 7-4: Isometric Cross-Section, Koala Pipe

Note: Pit base and underground operations are shown as at end-December 2012. Grey = pit design, drill hole trace are coded by drill hole type, black = RC, red = core. Kimberlite phases are indicated by text. Figure dated April 2013.

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7.3.2	Koala North

The Koala North kimberlite pipe is a small body (approximately 0.5 hectares surface area, 90 m by 50 m in surface diameter) situated directly between the Panda and Koala pipes.

Geological logging of drill holes at Koala North indicates that it is composed exclusively of VK, with an olivine-poor variety being the dominant kimberlite lithology. The VK is generally dark grey and contains 10 to 30% glassy pale green fine-grained partially serpentinised olivine macrocrysts and 5 to10% pebble-sized, sub-rounded biotite granite, autolithic kimberlite, and mudstone xenoliths. These occur in a matrix of grey to black, very fine grained, serpentine-group minerals. Centimetre-scale bedding is moderately well developed. The VK occasionally contains both fresh and thermally-altered wood fragments.

A dark brown to black serpentinised mudstone occurs as rare discontinuous boulders to blocks a few metres in size. This material is poorly compacted, laminated and fissile, generally lacking olivine and other kimberlitic components. Non-kimberlitic, possibly Phanerozoic friable fine sand occurs as erratic blocks in the form of siltstone and conglomerate.

The intersections of the sedimentary material are several metres thick and appear to be remnants of quartz sandstone and lesser conglomerate consisting of pebble sized well-rounded varieties of brown and black mud/siltstones in an extensively well-sorted white quartz sand matrix. The matrix appears weakly cemented by less than 1% calcite. The sand/silt units are interpreted to be xenolithic blocks of lithified material that were deposited by fluvial processes and later reworked by erosional and eruptive events.

A wedge of moderately strong VK occurs at depth along the northern and eastern margins of the pipe. This unit is distinguished by 15 to 35% pale yellowish-green 1 to 6 mm broken to sub-rounded olivine macrocrysts and well-formed 1 to 4 mm pellets of macrocrysts, autoliths and xenoliths. Xenolithic components include mudstones, well-rounded unaltered granite cobbles and rare carbonized black wood fragments. The matrix is grey to black and is rarely serpentinised.

Modelling work undertaken to date indicates that Koala North has a roughly circular outline in plan view and a steep-sided inverted cone morphology that tapers inwards at 85º to 90º. Figure 7-5 is a plan view and Figure 7-6 is an isometric view of Koala North. Near surface (above 390 m rsl), the pipe flares to the southeast with a shallow dip, while at depth (below 250 m rsl), the pipe is interpreted to dip to the northwest. These changes in pipe morphology are likely fault controlled.

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Figure 7-5: Surface Plan, Koala North

Note: Data used are as at end-December 2012. Grey = pit design, drill hole trace are coded by drill hole type, black = RC, red = core. Green = Koala North Pipe. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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Figure 7-6: Isometric Cross Section, Koala North

Note: Kimberlite triangulation is original model, shown against current topography and glory hole. Data used are as at end-December 2012, section is looking north (northing 7177435), and no incline is used. Brown = final pit and glory hole, grey = underground mine workings, drill hole trace black = RC, red = core. Green = Koala North kimberlite pipe. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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7.3.3	Fox

The Fox kimberlite pipe, the largest of the development pipes covers an area of 17 ha at surface (500 m by 435 m) and is situated approximately 9 km southwest of the Koala pipe. The Fox pipe is hosted by granodiorite of the Koala Batholith.

The Fox pipe consists of two major domains: the crater and diatreme facies, respectively. The approximate crater/diatreme geological boundary occurs at an elevation of 300 to 315 m rsl; the planned run-of-mine material is entirely contained within the diatreme zone. Large rafted blocks of granite are entrained internally throughout the pipe.

The crater is dominated by mud-rich RVK. This kimberlite is massively to crudely bedded, and contains variable amounts of fine- to medium- grained altered olivine macrocrysts and scattered small mudstone clasts set in a very fine-grained muddy to silty matrix. Large rafts of broken xenolithic material occur at the base of the crater domain.

The Fox diatreme can be categorised into four main material types:

Tuffisitic kimberlite breccia (TKB);

Tuffisitic kimberlite (TK);

Volcaniclastic kimberlite (VK);

Granite or granite-rich zones.

TKB is distinctly different from kimberlites in any of the other development pipes at Ekati. It is characterised by a massive texture, high in-situ granite content (mostly small altered clasts), relatively high olivine content and a matrix dominated by variably clay-altered serpentine (as opposed to the clastic silt/mud that dominates the VK and RVK varieties). Granite is highly fragmented and characteristically includes 30%, small (less than 1 cm) microxenoliths or xenocrysts of feldspar and biotite derived from disaggregation of the granite. All olivine is pervasively altered to serpentine. Several varieties of TKB have been identified.

TK is texturally similar to TKB but is characterised by a relatively fine-grain size with respect to olivine, xenocrysts and xenoliths. Granite occurs mostly as fine (less than 1 cm) altered fragments with relatively minor, scattered larger xenoliths. Xenoliths exceeding 5 cm are rare. Clay content within TK appears to be intermediate between those in VK (high) and TKB (moderate).

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VK is a volumetrically small component mostly associated with the contact zones and granite breccia zones in the lower part of the open pit. VK is characterised by a dark silty to muddy, typically friable matrix with varying amounts of fine- to medium-grained altered olivine. Based on core logging and comparison with similar rock types of other Ekati kimberlite pipes, the clay content of VK is expected to be high. The xenolith content of VK is variable but generally low or very low. This is particularly true of xenoliths exceeding 5 cm, which are rare (on average 1 every 5 m in drill core) and xenoliths greater than 10 cm, which are extremely uncommon. Microxenoliths comprise approximately 15% of VK on average. In contrast with TK and TKB, small xenoliths (less than 5 cm) within VK are often not significantly altered. All larger xenoliths (greater than 5 cm) are fresh.

Internal granite occurs as evenly distributed small, commonly altered fragments within kimberlite (1 mm to 10 cm) and as large fresh xenolith blocks (20 cm to approximately 20 m in size). The latter are not evenly distributed and are concentrated primarily in a granite-dominated breccia zones occupying the lower portion of the open pit. They are also prevalent at the margins of the diatreme, close to the wall-rock contacts.

Modelling work undertaken to date indicates that the Fox pipe has a roughly square shape in plan view and a steep-sided inverted cone morphology that tapers inwards at 70o to 75o. Figure 7-7 is a plan view, and Figure 7-8 is an isometric view of the Fox kimberlite. The pipe flares to the northeast at 200 m rsl, resulting in a large embayment at this elevation.

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Figure 7-7: Surface Plan, Fox Pipe

Note: Data used are as at end-December 2012. Red = TK, green = Crater, yellow = xenoliths, beige = pit. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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Figure 7-8: Isometric Cross-Section, Fox Pipe

Note: Data used are as at end-December 2012. Red = TK, green = Crater, yellow = xenoliths, beige = pit. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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7.3.4	Misery

The Misery Kimberlite complex occurs in the southeastern portion of the main claim block, 7 km northeast of the Diavik diamond mine and approximately 30 km from the Ekati plant complex.

The Misery complex of six kimberlite bodies occupies the contact between Archean metasedimentary rocks and two-mica granite. Misery Main is the largest pipe in this cluster of six main known kimberlite bodies (Main, South, Southwest Extension, Southeast Complex, Northeast, and East) plus several additional small dykes and intrusives (East Extension, Northeast Extension, Mideast Dyke, and numerous other unnamed small kimberlitic intervals). Associated kimberlitic rock types include narrow magmatic, or coherent kimberlite dykes that appear to radiate outwards from the pipe, pipe-like coherent intrusions, and small kimberlite blows in-filled with volcaniclastic kimberlite similar to that of the main pipe.

The Misery Main kimberlite pipe is a small, 1.5 ha, elongate, steep-sided pipe with a pre-mining surface expression of approximately 90 m by 175 m. Misery Main is infilled predominantly with RVK ranging from dark, mud-rich to coarse-grained, very olivine- rich material, with crater sediments throughout, magmatic kimberlite at depth, and minor xenolithic content.

Variable amounts of carbonized wood, mudstone clasts, granite and schist fragments, and altered peridotite xenoliths are present. In places, well defined, fine-scale bedding is evident, generally characterized by variations in the abundance and grain size of olivine. Bedding angles appear to be highly variable with both shallow and steeply dipping beds present. Lesser amounts of fine-grained sedimentary material are also present.

Coarse- and fine-grained RVK varieties spatially occur together. Although a contact between these varieties is interpreted from grade, bulk density, and moisture data, a geological hard boundary is not obvious and, likely, is a transitional lithological contact.

Figure 7-9 is a plan view, and Figure 7-10 is an isometric view of the Misery pipe.

Misery South is located approximately 200 m southwest of Misery Main and is made up of a narrow lens of olivine-rich volcaniclastic kimberlite (oRVK) overlying a more massive interval of fine-grained sediments and finer-grained olivine-rich volcaniclastic kimberlite (foRVK).

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Figure 7-9: Surface Plan, Misery Pipe

Note: Data used are as at end-December 2012. Grid is as labelled (50 x 50 m). The East Dyke is only interpreted past the edge of the pit. Figure dated April 2013.

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Figure 7-10: Isometric Cross-Section, Misery Pipe

Note: section is looking northwest (296º) with a slight incline (-2º), inset picture shows section line. Red = Southwest Extension, blue = Main Pipe, green = South Pipe, dark grey = surface at end of 2012, silver grey = Final pit design, drill hole trace: red = core hole, black = RC. Data used are as at end-December 2012. Figure dated April 2013.

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The boundary between the Southwest Extension and the Main pipe is not well determined or understood. From limited number of cores and thin section work the Southwest Extension contains the following four probable geological domains:

KIMB3 (Misery Main domain main pipe infill), which although drilled into the Southwest Extension contains a significant proportion of KIMB3 typical of Misery Main. Drill hole MGT-60 contains KIMB3 at the top of the hole which indicates that the KIMB3 domain may extend the entire length of the Southwest Extension to the southern edge of the presently modeled Southwest Extension;

KIMB5 is an RVK that is nearly identical to KIMB3 and may actually be an olivine- rich end member of KIMB3;

KIMB6 is a mud-rich RVK that is poorly understood but appears to be a Main Pipe infill;

The fourth geological domain is a zone on the western side of the pipe that is characterized by abundant siltstone xenoliths and mRVK intervals.

The Misery Southeast Complex is a roughly pipe-shaped body made up of coherent kimberlite as well as juvenile-lapillus-rich, primary volcaniclastic kimberlite. The coherent material is very similar to that observed in the other satellite intrusions and is present as a series of sub-horizontal sheets likely emplaced as a precursor to the primary pipe forming process.

The remaining bodies, including the East dyke, Northeast Extension, and East Pipe, appear to consist entirely of macrocrystic, coherent (magmatic) kimberlite and are interpreted to be small precursor intrusions. Available evidence suggests that the coherent bodies form dykes and small plugs or blows that appear to trend outwards from a focal point coinciding with the Misery Main pipe. None of the bodies transect Misery Main or Misery South suggesting that they likely predate the main pipes.

7.3.5	Pigeon

The Pigeon kimberlite pipe is located 5 km northwest of the Koala pipe. The Pigeon kimberlite occurs along a regional, transitional lithological contact between syn-tectonic granitoid rocks and Yellowknife Supergroup metasedimentary rocks that run southeast-northwest orientation (Kjarsgaard, 2001). Two parallel diabase dykes intrude in a north–south direction adjacent to the Pigeon pipe. The pipe is overlain by anomalously thick (up to 30 m) rolling ground moraine, composed of boulders, gravel with lesser sand and silt.

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Pigeon is estimated at approximately 3.5 ha at surface (275 m by 140 m) and is a steep-sided pipe. It is oblong along a northwest to southeast axis and is referred to as having a south lobe and north lobe.

The Pigeon pipe contains four kimberlitic domains:

Upper Crater (UC) domain: a thick sequence of mud-rich, variably olivine-rich, lithic RVK;

Lower Crater (LC) domain: texturally complex VK characterised by variable alteration and a high proportion of granitoid country rock xenoliths with minor amounts of mud and shale;

Magmatic domain (MK): texturally complex rocks with both magmatic and volcaniclastic textures and variable dilution with common granitoids and extremely rare mud and shale. In general it is a massive MK consisting of olivine macrocrysts and phenocrysts in a dark, very fine grained crystalline matrix;

Intrusive South Crater (SC) domain: located along the southernmost portion of the pipe and are characterised by massive, fine grained autolithic MK with low abundance of olivine macrocrysts and with conspicuous fragments of diabase xenoliths. This unit was not sampled for grade but it is considered to have low diamond-carrying capacity due to unfavourable geochemistry and microdiamond results.

There is a distinct but variable zone of wall rock xenoliths extending from the base of the Upper Crater domain to the top of the Magmatic domain.

Figure 7-11 is a deposit plan view, and Figure 7-12 is an isometric view of the Pigeon kimberlite pipe illustrating the morphology of the deposit.

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Figure 7-11: Plan View, Pigeon Pipe

Data used are from the pre-feasibility study completed in 2011. The topographic surface is the most recent, and shows the test pit. Grid is as labelled (50 x 50 m). Wall rock contacts change gradually; the black dashed line represents the change from almost 100% metasediments to granite mixed with metasediment. Figure dated April 2013.

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Figure 7-12: Isometric Cross Section, Pigeon Pipe

Data used are based on the 2011 pre-feasibility study. The section looks northeast (36º) with a slight incline (-15º). Grey = pit design. Drill hole trace are coded by drill hole type, black = RC, red = core. Green = Upper Crater, purple = Lower Crater, orange = Magmatic Kimberlite. Figure dated April 2013.

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7.3.6	Sable

The Sable kimberlite pipe is located approximately 16 km northeast of the Ekati process plant complex.

The Sable pipe is hosted by Archean two-mica granite. Linear magnetic features have been observed under and adjacent to Sable Lake and are interpreted to be mafic dykes. The pipe lies under Sable Lake and is covered by water and boulder- and gravel-dominated glacial till overburden.

The pipe sub-surface area is approximately 2 ha and surface dimensions of 180 m by 140 m. It has an irregular triangular outline in plan view and a steep-sided vase shape; the pipe at approximately 200 m below surface is wider (2.4 ha) than the top or bottom of the model.

The Sable kimberlite contains two main VK lithologies:

Olivine-rich RVK (ORVK): massive, matrix-supported, kimberlite with less than 30% fine- to medium-grained olivine, scattered mudstone clasts, rare small granite xenoliths and common wood fragments set in a dark, fine-grained matrix dominated by mud;

Very olivine-rich VK (vOVK): clast-supported, very olivine-rich VK with common mudstone clasts, scattered granite xenoliths and carbonised wood fragments. Olivine content commonly exceeds 50% and due to the significantly lower proportion of muddy matrix material, the kimberlite is generally pale to dark greenish-brown/grey in colour.

Kimberlite intersections have been assigned to two major domains based on drill core observations. An Upper Crater domain is characterised by a significant proportion of RVK. This kimberlite type generally dominates the upper portion of the kimberlite with increasing amounts of interbedded pale vOVK occurring with depth. The Lower Crater domain is dominated by vOVK, with the presence of scattered large (4 to 15 cm) granite xenoliths. The domain boundary is currently defined at the point below which matrix supported ORVK becomes an insignificant component.

Figure 7-13 is a plan view and Figure 7-14 is an isometric view of the Sable kimberlite pipe.

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Figure 7-13: Plan View, Sable Pipe

Note: Data used are based on the 2006 scoping-level study. Grid is as labelled (50 x 50 m). Wall rock is a two-mica granite. Figure dated April 2013.

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Figure 7-14: Isometric Cross-Section, Sable Pipe

Note: Data used are based on the 2006 scoping-level study. Section is looking north (northing 7192970) with a slight incline (-11º). Brown = layer of overburden, grey = pit design. Drill hole traces are coded by drill hole type, black = RC, red = core, green = Sable Pipe. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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7.3.7	Jay

The Jay kimberlite pipe is located in the southeastern corner of the property, about 25 km southeast of the Ekati main camp, and about 7 km north–northeast of the Misery Main pipe.

The Jay pipe is hosted within granitic rocks, ranging from granite to granodiorite in composition. A regional contact with meta-sedimentary rocks occurs to the west, and a diabase dyke trending approximately east–west occurs to the north of the pipe. Regional structures interpreted from geophysics extend east–west to the north of Jay and north–south to the west of Jay. The east–west structure to the north of Jay is partly associated with the diabase dyke; however, other zones of increased jointing have also been recognised in two core holes. The north–south structure is associated with the metasediment–granite contact and re-occurs throughout the 80 m drilled intersection of metasediments.

The pipe is under Lac du Sauvage, overlain by about 30 m of water and 5 to 10 m of overburden.

The plan surface area of Jay is approximately 13 ha, and it has an extent of 375m by 350m. Jay has a roughly circular outline in plan view and a steep-sided vase shape. The sides of the pipe are interpreted to be roughly planar with minor concavities and bulges. The shape, particularly the north side, is believed to be coincident with geological structures.

The pipe is divided into the following three domains:

Resedimented volcaniclastic kimberlite (RVK): uppermost 110 to 170 m in stratigraphic thickness. Small-scale chaotic bedding is present which is defined by waves of silty to sandy laminates, and variations in olivine abundance. Variable amounts and sizes of black, pale grey, blue-grey, blue-green, brown, and tan coloured mudstones and siltstone xenoliths are present. In core intersections, the RVK domain is comprised of repeating, large-scale graded mega-beds defined by mud, breccia, and olivine content. The upper portion of the mega-beds is composed of olivine-poor, mud- and clay-rich unconsolidated mudstone to RVK. Small-scale bedding is present but is very-fine grained. Rare shale breccia is present;

Transitional Kimberlite (TransK): 30 to 70 m thick package of interbedded RVK and volcaniclastic kimberlite (VK) material of varying degrees of alteration. The transition from RVK to TransK is indistinct and is marked by the appearance of small interbeds of fresh to highly altered, dark to pale coloured VK;

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PVK: Primarily olivine-rich, competent, grey-blue to green PVK with partially altered olivine set in a serpentinised matrix. The upper contact of the VK domain is marked by the absence of RVK and presence of highly-altered, pale-coloured VK material. Small, irregularly shaped, mudstone and granitic xenoliths are present, but decrease in abundance with depth.

These domains are sub-horizontal and are interpreted to extend the width of the pipe. Boundaries between the domains are transitional in nature.

Figure 7-15 is a plan view, and Figure 7-16 is an isometric view of the Jay kimberlite pipe.

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Figure 7-15: Plan View, Jay Pipe

Note: Data used are as at end-December 2012. Interpreted geology is based on work completed in 2008. The grid is as labelled (50 x 50 m). Figure dated April 2013.

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Figure 7-16: Isometric Cross-Section, Jay Pipe

Note: Data used are correct to the model and conceptual pit shell completed as part of scoping -level studies at the end of 2008. Section is looking north (northing 7195925) with a slight incline (-5º). Red = VK, pink = mix zone (RVK and VK), green = RVK, grey = final conceptual pit design, blue = water (Lac du Sauvage) . Drill hole traces are coded by drill hole type, black = RC, red = core. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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7.3.8	Lynx

The Lynx kimberlite pipe occurs in the southeastern portion of the Ekati property about 30 km from the Ekati main site facilities and approximately 3 km to the southwest of the Misery pipe.

The Lynx pipe is hosted by two-mica granite. The area immediately surrounding the Lynx pipe is transected by numerous probable diabase dykes, one of which runs very close to the northwestern margin of the pipe. The pipe lies within a small lake and is covered by approximately 18 to 30 m of water as well as boulder- and gravel- dominated glacial till that is 10 to 17 m thick.

The Lynx pipe has an elongated, steep-sided pipe morphology. In plan, the pipe is roughly tear-shaped (approximately 0.7 ha surface area, 150 m by 65 m) with the narrow portion of the pipe extending towards the west. The available drilling data suggest that the more voluminous eastern portion of the pipe tapers inwards sharply.

The pipe is divided into an upper Crater phase and lower Volcaniclastic phase. Drilling undertaken to date suggests that the volcaniclastic phase forms a steeply dipping wedge underlying the crater phase, and extends up into the eastern portion of the pipe. These phases have been defined as separate geological domains.

The Crater phase is dominated by olivine-rich RVK with 15 to 50% partially altered to fresh medium- to coarse-grained olivine macrocrysts set in a dark, mud-like matrix. Also present are minor amounts of small (generally less than 2 to 3 cm) grey to black mudstone clasts; between 1 and 3% rounded, fresh granite xenoliths ranging from approximately 1 to 10 cm; and occasional wood fragments. Lesser amounts of olivine- poor RVK (similar to above, but with less than 15% olivine) and minor interbedded epiclastic kimberlite are also present.

The Volcaniclastic phase consists of very olivine-rich PVK which contains between 40% and 70% coarse-grained, fresh to altered, olivine macrocrysts set in a microcrystalline, serpentine-dominated matrix. Other components include relatively abundant rimmed magma clasts, autoliths of RVK (1 to 5%), and common granite xenoliths (5 to 15%).

Figure 7-17 is a plan view and Figure 7-18 is an isometric view of the Lynx kimberlite pipe.

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Figure 7-17: Plan View, Lynx Pipe

Note: Data used are based on the scoping-level study completed in 2002. Grey = pit design. Drill hole traces are coded by drill hole type, black = RC, red = core. Green = Lynx Pipe. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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Figure 7-18: Isometric Cross-Section, Lynx Pipe

Note: Data used based on the 2002 scoping-level study. Section is looking north (northing 7158110) with a slight incline (-6º). Brown = layer of overburden, grey = pit design. Drill hole traces are coded by drill hole type, black = RC, red = core. Green = RVK, Blue = PVK. Grid is as labelled (50 x 50 m). Figure dated April 2013.

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7.4	Mineralogy

Ekati kimberlite is predominately volcaniclastic and epiclastic material. The mineralogy is relatively simple with olivine and serpentine comprising approximately 60–70% of the rock. The following summary of the typical mineralogy is primarily based on studies completed at Panda and Koala:

Serpentine – Mg3Si2O5(OH)4: Serpentine typically occurs as very fine-grained (<0.01 mm), grey or brown, massive to acicular aggregates in the fine-grained kimberlite matrix. It is also a common alteration product of olivine (see below);

Olivine – (Mg,Fe)2SiO4: Olivine is typically highly fractured and varies in size from 0.1 mm to as large as 20 mm in diameter. In mud rich RVK, olivine may be altered to serpentine. Electron microprobe analysis of olivine from kimberlite shows these to be forsteritic (MgSiO4) in composition, with MgO contents placing these in the Fo90 to Fo94 range. Olivine is the primary host of the Ni found in kimberlites (typically contains between 0.2 and 0.3 wt % Ni);

Oxides: The oxides within the kimberlite are found within the fine-grained matrix and are approximately 1 to 10 μm in diameter. They are usually minerals that belong to the perovskite, ilmenite and various spinel groups and contain varying amounts of Ca, Ti, Mg, Fe, Al, and Mg;

Phlogopite – K2Mg6Si6Al2O20(OH)4: Phlogopite is the only primary mica mineral found within the kimberlite. The crystals are long thin tabular and commonly kinked. Concentrations are typically in less than 5%. When altered, phlogopite commonly breaks down to clays and chlorite;

Pyroxene – (Mg,Ca,Fe)2Si2O6: Pyroxene within the kimberlite is estimated at approximately 5% and occurs as scattered sub-rounded to sub-angular crystals. Two varieties may occur, chrome diopside (a Ca and Mg-rich clinopyroxene) and enstatite (a Ca-poor, Mg-rich orthopyroxene). Cr-diopside is characterised by a distinctive apple-green colour and is by far the dominant pyroxene in kimberlite. Enstatite is pale green, and alters easily to serpentine and other clay minerals;

Garnet – (Mg,Fe,Ca)3(Al,Cr)2Si3O6: Garnet is one of the key mineral indicators for kimberlite but it makes up very low percentage of samples usually less than 5%. It occurs as highly fractured grains with a wide range in colour including red, purple, pink, orange and colourless varieties. The garnets may be partially to completely altered, and most have kelyphitic rims as a product of the alteration. The majority of the garnets within the Koala kimberlite are Mg-rich Cr-pyropes;

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Calcite – CaCO3: Calcite is one of the primary components of the groundmass material within the pelletal and juvenile lapilli found within the kimberlite. Typical concentrations of calcite vary from 2.5 to 5.0 wt%;

Wood: Kimberlites at Ekati typically contain fragments of wood that was incorporated into the pipe during deposition. The wood fragments identified are related to the redwood Sequoia and Metasequoia genera and are found relatively fresh and unmineralized. Fragments up to one metre size are common in Panda and Koala open pits but the size and abundance decrease with depth.

Mud Xenoclasts: Depending on the lithological unit mud can make up a reasonable percentage of a given kimberlite unit. These xenoclasts range in size from millimetres to centimetres and are usually uniformly fine grained, dark grey to black in colour and can have portions made up of kimberlitic minerals such as olivine and serpentine but with the majority consisting of smectite, quartz and pyrite;

Sulphide and Sulphate: Sulphide (and/or sulphate) minerals are typically restricted to the mud xenoclast phases and muddy matrix in kimberlite. They are present as very fine grained framboidal grains ranging in size from 0.5μm to 10 μm in diameter. Energy dispersive spectrometric analysis (EDS) indicates that the likely sulphate phase is gypsum or anhydrite. Comparative sulphide studies between mud xenoliths and the kimberlite ore, reveal that the latter had lower sulphide (0.21 wt%) and sulphate (0.14 wt%) content as compared with the former (2.54 wt% and 0.27 wt%, respectively);

Clay Mineralogy: Clay is a dominant component of mud-rich RVK where it occurs both as an alteration product, and as fine-grained argillaceous material originally derived from surface sediments (mud) that were incorporated into the kimberlite. XRD analysis indicates that the clays are dominated by smectite-group minerals;

Volatile Organic Compounds: During the 1996 Sable RC bulk sampling program, a hydrocarbon-based smell was detected emanating from collected kimberlite drill cuttings. Samples were obtained and sent to ALS Environmental for volatile organic compound (VOC) analyses. In 2001, additional samples were collected from drill core and sent to ALS Environmental. The analysis confirms the presence of hydrogen sulphide, methane, and carbon monoxide in headspace samples, in addition to benzene, toluene, and xylene.

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7.5	Comments on Geological Setting and Mineralization

In the QPs’ opinion, the geological understanding of the settings, lithologies, structural and alteration controls on kimberlite emplacement, and kimberlite continuity and geometry in the different pipes is sufficient to support estimation of Mineral Resources and Mineral Reserves.

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8.0	DEPOSIT TYPES

This section provides a generalised description of kimberlite diamond deposits, outlining the geological and mineralisation model that formed the basis for kimberlite exploration and evaluation work at Ekati. It is derived from a Mineral Services Canada memo to Dominion Diamond Corp. (Mineral Services Canada, 2013).

The primary source rocks for diamonds that are presently being mined worldwide are Group 1 and Group 2 kimberlites and lamproites (Levinson et al., 2002). Of these rocks, Group 1 kimberlites represent the vast majority of primary diamond deposits that are presently being worked, and the Ekati mine is one such example.

Kimberlites are mantle-derived ultramafic magmas (>150 km depth) that transport diamonds together with the rocks from which the diamonds are directly derived (primarily peridotite and eclogite) to the earth’s surface (e.g. Mitchell, 1986; Mitchell 1995). They are considered to be hybrid magmas comprising a mixture of incompatible-element enriched melt (probably of carbonatitic composition) and ultramafic material from the lower lithosphere that is incorporated and partly assimilated into the magma (Russell et al., 2012).

The products of direct crystallisation of Group 1 kimberlite magma (referred to as coherent or magmatic kimberlite) are typically dominated by olivine set in a fine- grained matrix commonly rich in serpentine and/or carbonate as well as varying amounts of phlogopite, monticellite, melilite, perovskite and spinel (chromite to titanomagnetite) and a range of accessory minerals (Mitchell, 1995). While some olivine crystallises directly from the kimberlite magma on emplacement (to form phenocrysts), kimberlites generally include a significant mantle-derived (xenocrystic) olivine component that typically manifest as large (>1 mm) rounded crystals. In addition to olivine, kimberlites also commonly contain significant quantities of other mantle-derived minerals, the most common and important being garnet, Cr-diopside, chromite and ilmenite. These minerals, commonly referred to as indicator minerals, are important for kimberlite exploration and evaluation as they can be used both to find kimberlites (by tracing indicator minerals in surface samples) and to provide early indications of their potential to contain diamonds (Nowicki et al., 2007; Cookenboo and Grütter, 2010).

The texture and components observed in coherent kimberlites can be substantially modified by dilution with wall-rocks or surface sediments, as well as by sorting and elutriation (removal of fines) processes occurring in volcanic environments (Mitchell, 1986; Nowicki et al., 2008; Scott Smith and Smith, 2009).

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The emplacement of kimberlite at or just below the surface of the crust is influenced by many factors which include the following:

Characteristics of the magma (volatile content, viscosity, crystal content, volume of magma, temperature etc.);

Nature of the host rocks (i.e. unconsolidated mud vs. hard granite);

The local structural setting;

The local and regional stress field;

The presence of water.

Kimberlites at surface are manifested as either sheet-like intrusions (dykes or sills) or irregular shaped intrusions and volcanic pipes. The sheets and irregular intrusions are typically emplaced along pre-existing planes of weakness in the country rock, and do not involve explosive volcanic activity. The pipes are generated by explosive volcanic activity related to the degassing of magma, or the interaction of mama and water, or a combination of both these processes (e.g. Mitchell, 1986; Lorenz et al, 1999; Sparks et al, 2006).

Due to the wide range of settings for kimberlite emplacement, as well as varying properties of the kimberlite magma itself (most notably volatile content), kimberlite volcanoes can take a wide range of forms and be in-filled by a variety of deposit types (e.g. Field and Scott Smith, 1999). This range is illustrated schematically in Figure 8-1.

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Figure 8-1: Kimberlite Deposit Types and Forms

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Volcanic kimberlite bodies range in shape from steep-sided, carrot-shaped pipes (diatremes) to flared champagne-glass or even “pancake” like crater structures. While diatremes are often interpreted to generally be overlain by a flared crater zone, there are few instances where both zones are preserved (e.g. the Orapa kimberlite in Botswana; Fox kimberlite at Ekati). These volcanic structures are infilled by a very wide range of volcaniclastic kimberlite types, ranging from massive, minimally texturally modified pyroclastic kimberlite, to highly modified pyroclastic and resedimented volcaniclastic deposits that have been variably affected by dilution, sorting, and removal of fines (e.g. Field and Scott-Smith, 1999; Nowicki et al., 2004; Skinner and Marsh, 2004).

The Ekati kimberlites are primarily steep-sided volcanic pipes that are mostly filled with volcaniclastic material interpreted to be resedimented and lesser primary volcaniclastic (pyroclastic) kimberlite (Nowicki et al., 2004). While narrow hypabyssal kimberlite dykes are present, these are not volumetrically significant. These mostly appear to predate kimberlite and are commonly transected by the volcanic pipes. Coherent kimberlite is present in some pipes either as late stage intrusive material emplaced into volcaniclastic kimberlite (e.g. Koala), or as large pipe filling bodies (e.g. Leslie; Grizzly), refer to Figure 8-1.

Kimberlites commonly show physical property contrasts with the rocks into which they are emplaced. As a result, in most cases, kimberlites generate geophysical anomalies that can be detected by airborne and ground geophysical surveys (e.g. Macnae, 1995). Properties that are most relevant in kimberlite exploration are magnetic susceptibility, electrical conductivity and specific gravity.

Diamonds also represent a xenocryst mineral within kimberlite as they are primarily formed and preserved in the deep lithospheric mantle (depths > ~150 km), generally hundreds of millions to billions of years before the emplacement of their kimberlite hosts (Gurney, 1989). The diamonds are “sampled” by the kimberlite magma and transported to surface together with the other mantle-derived minerals described above. Diamonds themselves occur in such low concentrations (even in economic kimberlites) that they are rarely useful for locating kimberlites and, following discovery, large samples are required in order to directly assess the diamond grade potential of a kimberlite (e.g. Rombouts, 1995; Dyck et al., 2004).

In general, diamonds can vary significantly within and between different kimberlite deposits in terms of total concentration (i.e. diamond grade in cpt), particle size distribution and physical characteristics (e.g. colour, shape, clarity and surface features). The value of each diamond, and hence the overall average value of any given diamond population, is governed by the size and physical characteristics of the stones.

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The overall concentration of diamonds in a kimberlite unit or domain is dependent on several factors (Nowicki et al., 2007), including:

The extent to which the source magma has interacted with and sampled potentially diamondiferous deep lithospheric mantle;

The diamond content of that mantle (diamonds are only present locally and under specific pressure temperature conditions in the mantle);

The extent of resorbtion of diamond by the kimberlite magma during it ascent to surface and prior to solidification;

Physical sorting and/or winnowing processes occurring during volcanic eruption and deposition;

Dilution of the kimberlite with barren wall-rock material or surface sediment (in the case of crater deposits).

At Ekati, the extent of mantle sampling, the degree of dilution by wall-rock and surface sediments and volcanic sorting processes are considered to be the main factors controlling variation in total diamond grade. The diamond size distribution characteristics are inherited from the original population of diamonds sampled from the mantle but can be affected by a number of secondary processes, including resorbtion and sorting during eruption and deposition of volcaniclastic kimberlite deposits.

The physical characteristics of the diamonds are largely inherited from the primary characteristics of the diamonds in their original mantle source rocks but can be affected by processes associated with kimberlite emplacement and eruption (e.g. Gurney et al., 2004). Most notable of these are:

Formation of late stage coats of fibrous diamond either immediately prior to or at the early stages of kimberlite emplacement;

Chemical dissolution (resorbtion) by the kimberlite magma resulting in features ranging from minor etching to complete dissolution of the diamonds;

Physical breakage of the diamonds during turbulent and in some cases explosive emplacement processes.

8.1	Comment on Deposit Type

In the opinion of the QPs, the Ekati kimberlites are considered to be examples of a Group 1 kimberlite deposit and display most of the typical features of Group 1 kimberlite pipes. Based on this model, the exploration programs completed to date are appropriate to the mineralization style and setting.

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With reference to the generalised deposit model and characteristics of the mineralisation described in this section, the aim of the exploration and evaluation work documented in this Report is, and has been, to:

1.	Undertake indicator mineral sampling of surface materials (primarily esker and till deposits) to detect the presence and track down the location of kimberlite bodies;

2.	Implement airborne and ground-based magnetic, electromagnetic and gravity surveys to locate kimberlites;

3.

Drill test and adequately sample each body for petrography, indicator minerals and diamonds, and analyse and interpret the results from these samples to confirm the presence of kimberlite and support prioritisation of kimberlites for advanced evaluation work;

4.	Delineate and interpret the external and internal geology of prioritised deposits so that 3-D models can be produced which reliably represent each body;

5.	Evaluate prioritised kimberlites by means of bulk sampling and processing to recover diamonds for estimation of the grade and average diamond value of the main geological domains present.

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9.0	EXPLORATION

9.1	Grids and Surveys

The UTM Nad83 Zone 12N is the basis for all survey data. The digital elevation model (DEM) was interpolated from 1 m, 2 m and 5 m contour data from an airborne survey flown in 2002 by Eagle Mapping.

9.2	Mapping

9.2.1	Surface Mapping

Bedrock mapping of the Ekati property and surrounding area was undertaken by the Geological Survey of Canada between 1994 and 2001 (Thomason and Kerswill, 1994; Kjarsgaard et al., 1994a, b; Kjarsgaard et al., 1999; Kjarsgaard, 2001). The resultant maps were augmented and modified by Ekati geologists based on airborne magnetic data (e.g. Kirkley, 1994).

Helmstaedt (2002) undertook a detailed review, compilation, and interpretation of previously published and internal Ekati geological work in the area and integrated this with high-resolution aeromagnetic data to provide an updated bedrock map of the Ekati property. A simplified version of this map is presented in Figure 7-2 in Section 7. Results of the mapping program are summarized below.

The Ekati Project area is situated above the eastward dipping Archean cryptic suture in the central Slave province. All outcropping supracrustal rocks are greywacke- mudstone turbidites of the Archean assemblage, typical of the upper Yellowknife Supergroup. They are widespread in the central and southern parts of the Ekati leases and range in metamorphic grade from upper greenschist facies to migmatites.

The southeastern boundary of the triangle-shaped metasedimentary domain is formed by the mainly granodioritic Koala batholith which dominates the south–central part of the property and hosts the kimberlite cluster that includes the Panda, Koala, Koala North, Beartooth and Fox pipes. The batholith has a roughly elliptical outline with a ca. 30 km, northeast-trending long axis and is surrounded by metasedimentary rocks.

A strong penetrative foliation may be developed near the margins, but decreases in intensity towards the more massive core. A crystallization age of ca. 2611 Ma has been reported from this batholith (Kjarsgaard, 2001).

The northern boundary of the metasedimentary domain, stretching from Yamba Lake, in the northwestern corner of the property, through Exeter Lake and Ursula Lake, abuts against a composite intrusive domain. The western part of this domain exhibits a crude concentric zoning recognised on the basis of the aeromagnetic expressions of individual plutons belonging mainly to the pre- to syn-tectonic Group 2 plutonic suites. The complex is dominated by highly magnetic hornblende tonalite and magnetite-biotite granodiorite. Other rock types of this complex include monzonites, two-mica monzogranites and biotite granites that are variably deformed (Helmstaedt, 2002).

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The northeastern part of the northern intrusive domain, and the southeastern part of the property, are dominated by two irregular batholiths of clearly late- to post-tectonic two-mica granites. These are generally massive and only locally show deformation fabrics near the margins. The two-mica granites, in turn, are intruded by a large round batholith of post-tectonic porphyritic granite (Duchess granite) which occupies much of the eastern boundary area of the Ekati property (Helmstaedt, 2002).

Dykes of five major Proterozoic diabase dyke swarms, recognized in the central Slave Province have been identified on the Ekati property. The three oldest swarms (2.23 to 2.03 Ga), Mallay, MacKay and Lac de Gras, predate the Paleoproterozoic collisional events which affected the Slave Province. North-northwest trending dykes of the Mesoproterozoic (1.27 Ga) MacKenzie swarm are the most prominent in the Lac de Gras area. Together with the related ‘305’ swarm, they are interpreted to have been emplaced horizontally from a plume located about 700 km northwest of the Lac de Gras kimberlite field (Helmstaedt, 2002).

Kimberlites represent the only sign of Phanerozoic igneous activity on the Ekati property. Since the discovery of the first pipe under Point Lake, in 1991, 150 kimberlite bodies have been found on the property comprising the current Ekati leases.

All pipes dated so far belong to the Cretaceous (ca. 70 Ma) to Eocene (ca. 47 Ma) Lac de Gras kimberlite province (Lockhart et al., 2004). The pipes are generally relatively small (up to 15 ha but mostly less than 5 ha), steep sided and are dominated by xenolith-poor volcaniclastic kimberlite to depths in excess of 300 to 400 m. The Lac de Gras kimberlites are unique in the Slave Province in that most contain xenoliths of shale and mudstone as well as organic material, including coniferous wood.

Although the Lac de Gras area has been subjected to multiple periods of glaciation during the Quaternary, all currently observed glacial phenomena have been attributed to the last glaciation (the Late Wisconsinan). The direction of glacial transport, determined by the relative ages and strengths of striations, was first to the southwest as ice built up over the area, followed by flow to the west and then to the northwest. Lastly, the flow direction shifted westward again during deglaciation. In the Lac de Gras area the northwestward flow direction is dominant.

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A detailed geomorphology map (1:10,000) of glacial overburden material was compiled by Mr. Roger Thomas during 2000. A simplified version of this map is included as Figure 9-1. The geomorphology map was used in combination with field observations to interpret heavy mineral sampling results.

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Figure 9-1: Simplified Geomorphology Map

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9.2.2	Mine Mapping

As each bench is exposed in the open pits, kimberlite/wall-rock and internal domain contacts are geologically mapped and surveyed. Specific geological information, such as olivine and granite content is collected as indicators of grade. Open pit wall mapping is done with a photogrammetry system. This allows large sections of wall to be photographed, and imported into Vulcan for processing of structural features.

In 2012 an in-pit ground probe radar was commissioned at Fox pit. The radar monitors ground movement, but also takes detailed still photographs, which can be used in conjunction with other tools to augment geologic and more importantly geotechnical mapping data.

During underground mining all major structures are mapped for geotechnical purposes as new levels are developed. This allows continuous updates of the fault and hydrological models and highlights any changes in discontinuity sets or rock competency. Within the kimberlite, development headings are visited regularly in order to maintain a record of kimberlite contacts, lithologies, physical properties, hydrology and relative grade.

9.3	Geochemical Sampling

The early stages of exploration for diamonds in the Northwest Territories consisted of territory-wide regional heavy mineral sampling from fluvial and glaciofluvial sediments on a scale of tens of kilometres. By 1985, sampling had been undertaken as far as the Aberdeen Lake area, 900 km east from the western edge of the Slave craton (Fipke et al., 1995). Three highly-anomalous heavy mineral samples (containing kimberlite indicators minerals including pyrope and eclogitic garnets, chrome diopsides, ilmenites and chromites) were identified immediately north of Lac de Gras, and of great significance was the lack of anomalous samples to the east of the Lac de Gras area, suggesting that the source area had been located. Extensive higher density sampling was undertaken in the northeast and west of Lac de Gras, refining the known extent of the anomalous glacial sediments.

Follow up till sampling programs intensified after the original claim blocks were staked on the property (would later become the Core Zone and Buffer Zone areas). The dataset of indicator mineral geochemistry within the existing claim area was evaluated independently by Dr. John Gurney and Dr. Rory Moore who concluded that the indicator minerals originated from highly diamondiferous kimberlite sources.

Property-wide (Core Zone and Buffer Zone) heavy mineral till sampling continued through the summers of 1990, 1991 and 1992 and nearly 6000 till samples were collected. A total of approximately 15,000 till samples were taken across the Core Zone and Buffer Zone properties during the project exploration phase until exploration ceased in 2007. Sample locations are as indicated on Figure 9-2.

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Till samples were also used to prioritise airborne geophysical anomalies for drilling by collecting till samples at 250 m intervals along lines perpendicular to the dominant ice flow direction. The extent and chemistry of the indicator minerals dispersion trains were evaluated and used in combination with ground geophysical surveys to pinpoint drill targets.

Sampling procedures employed for the Ekati Project are summarised below:

Five to 10, one man crews, field positioned by helicopter, individually completed 5– 7 km traverses and collected 5 to 20 samples daily;

Glacial tills and eskers were field sieved to minimum 6 mesh (Tyler square screen opening) to yield 10–15 kg samples; beach deposits and stream sediments were field sieved to minus 20 mesh (Tyler square screen opening) to yield 8–12 kg samples;

Samples were flown to Yellowknife and then trucked to the laboratories of C.F. Mineral Research Ltd., Kelowna, B.C. for analysis.

Diamonds, and minerals associated with diamonds and kimberlites (i.e. indicator minerals), have specific gravities greater than many of the minerals found in superficial silts and sands. A heavy mineral concentrate is therefore required to evaluate the exploration samples for these associated minerals: pyrope garnets, chrome diopsides, picroilmenites and chromites. These minerals can occur as inclusions in diamond, or as xenocrysts in kimberlite.

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Figure 9-2: Till Indicator Mineral Sampling Map

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The procedure to segregate indicator minerals from an original field collected sample is as follows:

Washing and wet sieving in a multi-stage jig to obtain -20, +35, +60 and -60 Tyler square mesh fraction samples, followed by drying and re-sieving of the same size fractions;

A two-stage heavy liquid separation of the sieved fractions using tetrabromoethane (TBE) with a specific gravity of 2.9 followed by methylene iodide with a specific gravity between 3.09 and 3.20 to produce a -20 + 60 heavy mineral fraction;

Magnetic separation (3 to 4 stages at various magnetic intensities) using a Franz separator to yield a -20+60 mesh non-magnetic fraction;

Binocular microscope extraction (manual optical picking) of potential indicator minerals (up to 1500 grains per sample);

For each sample, resin (epoxy) mounts were prepared of potential indicator minerals in 5 mm x 5 mm cells containing 40 to 100 grains. All mounts were polished and carbon coated;

The prepared mounts were analysed by a scanning electron microscope (energy dispersive spectroscopy) using a Research Grade ISI-SS 60 unit for up to 13 oxide elements. The pre-selected grains were analysed individually for SiO2, TiO2, Cr2O3, FeO, MnO, MgO, K2O, NiO, Nb2O5, Cl and where required Na2O. All confirmed eclogitic garnets were reanalysed at the University of Cape Town, South Africa, for precision low-level Na2O contents.

9.4	Geophysics

9.4.1	Airborne Geophysical Surveys

Initial ground geophysical test surveys pinpointed the kimberlite target under Point Lake and prompted the flying of the entire property with helicopter-borne total field magnetics (TFM), electromagnetics (EM) and very low frequency electromagnetics (VLF). Helicopter-borne EM, TFM and VLF surveys were flown over the entire Core Zone and Buffer Zone properties at 125 m line spacing in 1991 through 1993. The geophysical contractor for these surveys was DIGHEMV.

The DIGHEMV system is a multi-frequency helicopter-borne electromagnetic system, which employs five coil pairs of both coaxial and coplanar orientation, ranging in frequency from as low as 400 Hz to 56,000 Hz. The coil separation is 8 m on all frequencies except 56,000 Hz, which has a coil separation of 6.3 m. The nominal EM bird height was 30 m above ground level (agl). The penetration depth of the survey is higher with lower frequency, rendering a three-dimensional data set. The different coil orientations provide maximum sensitivity to all shapes of geological features (including kimberlite pipes).

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A high-sensitivity caesium vapour magnetometer and VLF EM system was used concurrently for the Ekati airborne surveys. The magnetometer sensor was towed in a bird that was 15 m above the EM bird and 10 m below the helicopter.

The majority of the significant kimberlite pipes in the Ekati mine plan were targeted in 1992 through to 1994 using these data.

In order to achieve the next level of discovery, a tighter (75 m line spacing), and higher resolution TFM Minimag system was flown by High Sense Geophysics over the entire property in summer 1996, utilising a nominal 20 m agl sensor height. The TFM colour image is provided as Figure 9-3. The Beartooth kimberlite was identified in these data, and drill confirmed in 1996. Twenty additional kimberlites were drill confirmed in 1998, primarily as a result of interpretation of magnetic anomalies from the high-resolution magnetic data obtained in 1996.

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Figure 9-3: Airborne Magnetic Survey Map

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In 1999 and 2000, the entire property was re-flown with a new digital DIGHEMV electromagnetic system, with a similar coil and frequency configuration as the earlier survey, but with the magnetometer installed inside the EM bird, and with GPS navigation and positioning technology. The line spacing was tighter at 100 m than the first survey, and the EM bird height was lower at 25 m. The additional resolution, better flight path control, and data positioning resulted in numerous kimberlite discoveries, of which the most significant attributable to the survey was the Lynx kimberlite.

Operational gravity gradiometers were developed by Bell Aerospace (now Lockheed Martin) for a variety of applications during the 1980s. A development project between BHP (now BHP Billiton) and Lockheed Martin led to the development of a new gravity gradiometer. This is simply known as the airborne gravity gradiometer (AGG), (Dransfield, 2007). Sander Geophysics flew a property-wide survey in 2000 (Figure 9-4) after preliminary testing indicated the gravity gradiometer was able to resolve the Point Lake and Misery kimberlite pipes. The gravity gradient anomalies typically reflected bedrock density contrasts as well as changes in overburden thickness. Known kimberlite pipes were mostly detected by the system and a few new anomalies were drilled and confirmed as kimberlite.

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Figure 9-4: Airborne Gravity Map

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The next airborne geophysical breakthrough occurred in August 2006, with deployment of the Falcon helicopter survey. This system included a gravity gradiometer, a horizontal gradient pair of magnetometers, and high resolution Resolve EM coils. The integrated interpretation of all three geophysical data sets enabled outstanding resolution of known kimberlite pipes and afforded a thorough exploration sweep through key strategic blocks (Figure 9-5). Data acquisition commenced on 31 August, 2006 and was completed on 28 September, 2006. The survey aircraft was a Eurocopter AS-350 B3 operated by Fugro. The survey line direction was north–south, except for a few smaller blocks which were flown using east–west oriented survey lines. The line spacing was 50 m. The nominal flying height was 60 m above the ground.

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Figure 9-5: Survey Location of the Ekati AGG Helicopter Survey.

Note: The 2000 fixed wing Ekati survey area is defined by the grey scale GDD image. The transparent colour images define the survey blocks flown by the helicopter -borne system in 2006.

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For the central Ekati block, total line km (without tie lines) equated to 7,080 km. A wide variety of geophysical images were produced including digital elevation model, total magnetic intensity, first vertical derivative of total magnetic intensity, vertical gravity gradient, Fourier gravity grids, and Resolve co-planar at various frequencies (in-phase and quadrature responses).

Comparison of the 2000 fixed wing and 2006 helicopter systems provided clear evidence that the helicopter-borne system was clearly superior and provided significantly increased resolution of the known pipes and provided some additional subtle targets some of which were subsequently drill confirmed as kimberlite. This high resolution data set also permitted depth slicing from 3D inversion of the gravity data. Importantly, a northwestern extension to the Pigeon pipe was detected, which was later drill confirmed as kimberlite.

A number of targets were identified on the Central, Misery, Sable and other smaller blocks flown by the helicopter-borne Falcon/Resolve EM system in 2006. The targets were prioritised and the drilled in the summer of 2007. The additional kimberlites discovered brought the total known kimberlites to 150.

Successful deployment of airborne geophysical surveys at Ekati relied on deploying the most technologically advanced systems available with careful processing and interpretation by experienced Ekati geophysicists. An example of the effectiveness of using coincident airborne geophysical methods in resolving kimberlite pipes is presented as Figure 9-6 (Fox pipe).

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Figure 9-6:	Fox Kimberlite Airborne Geophysical Response. The Fox Kimberlite Has a Weak and Normal Magnetisation (a), a Strong Conductive Response (b) and a Very Strong Gravity Response (c).

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9.4.2	Ground Geophysical Surveys

Ground geophysics including TFM, EM (mostly horizontal loop EM), gravity, ground penetrating radar, bathymetry, and limited seismics were used to enable more precise kimberlite/non-kimberlite target discrimination and estimates of pipe size.

Ground geophysical surveys were completed on the majority of the drill targets and were completed on all of the pipes with reported Mineral Resource estimates.

The airborne and ground survey results were used in combination to improve target resolution while retaining the regional geophysical context.

9.4.3	Core Hole Seismic Surveys

A limited core hole seismic survey was conducted by Vibrometric in January 2005 for the Koala pipe volume. Two underground boreholes were used as a test for the geophysical delineation of kimberlites. The aim of the technique was to obtain the most spatial information about the Koala pipe geometry possible from drill holes.

However, a full seismic program was not completed; some of the planned survey holes were blocked at shallow depths, replacement of a lost receiver string in a hole directly impacted the program budget, and a desire to keep the drill program schedule on target contributed to the cancellation of the program.

The limited data proved that the borehole seismic technique can augment drill hole pierce points with seismically-determined pipe wall contacts. Additional evaluation in the use of core hole seismic surveys may be warranted for delineation of large pipes.

9.5	Petrology, Mineralogy, and Research Studies

Extensive geoscientific research work has been undertaken on the Ekati property and samples derived from the Ekati Project area. This research covers a wide range of topics and disciplines including:

Kimberlite geology and petrology (e.g. Nowicki et al, 2004, Nowicki et al., 2008; Porritt et al., 2008; Crawford et al., 2009; Tappe et al., 2013);

Mantle petrology (e.g. Menzies et al., 2004; Tappert et al., 2005);

Diamonds (Gurney et al., 2004; Tappert et al., 2005; Cartigny et al., 2009; Fedortchouk et al., 2010);

Geochronology (e.g. Creaser et al., 2004; Heaman et al. 2004; Lockhart et al., 2004);

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Palynology and paleontology (e.g. Nassichuk and Dyck, 1998; Stasiuk et al., 2001);

Resource estimation / mining (e.g. Dyck et al., 2004; Jakubec et al., 2004; Harrison et al., 2009).

Many of the key publications on the Ekati Project are found in the proceedings of the 8th and 9th International Kimberlite Conferences (Mitchell et al., 2004; Foley et al., 2009).

9.6	Exploration Potential

There has been no exploration of the Ekati Project area for new kimberlites since 2007.

In most cases, individual kimberlite pipes were discovered based on coincident geophysical anomalies (magnetic and electromagnetic), with varying support from indicator mineral dispersion features. With the exception of a few outcropping kimberlites, initial discovery was via core drilling. In most cases, the discovery and initial exploration holes either drilled vertically from the frozen ice surface, or were angled and offset from the pipe, thereby generally providing initial pierce points. These, together with information on the pipe outline derived from geophysical data, provide an initial indication of the size of the body and supported first-pass estimates of potential kimberlite tonnages.

Kimberlite indicator mineral (KIM) compositions played a significant role in the successful exploration program that led to the development of the Ekati Mine. After discovery of the first kimberlite at Point Lake, which was followed by the subsequent identification of over 150 kimberlite bodies within the Ekati joint venture claim areas, the use of KIM geochemistry was adopted to prioritize likely high grade phases for follow-up bulk sampling and/or diamond drilling programs.

The method used for evaluating kimberlites based on their indicator mineral content and compositions is referred to as Mantle MapperTM. This was developed by Mineral Services Pty Ltd. to provide a means of generating representative, meaningful and reproducible data as cost effectively as possible. The method involves selecting representative samples, largely from diamond drill core material, and recovering a full suite of KIM’s from each sample, in such a way as to eliminate selection bias. The recovered grains (garnet, chromite, ilmenite, clinopyroxene) were analyzed by electron microprobe for major elements and by inductively-coupled plasma mass spectrometry (ICPMS) for nickel.

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Mantle MapperTM incorporates a scoring system that rates the potential for each of the two main diamond paragenesis found in kimberlites, i.e. peridotitic and eclogitic. The scoring system is based on the abundance of specific compositional varieties of garnet and chromite known to be associated with diamonds, refined by consideration of thermal information derived from nickel thermometry in conjunction with mantle geotherms based on peridotite xenolith and clinopyroxene thermobarometry. The Mantle MapperTM data and scores were presented in an integrated format for final expert review and classification of each sample as A, B, C or D, reflecting the range from forecast high grade to essentially barren diamond content.

Concurrently with the KIM investigation, micro-diamonds were recovered from separate samples of the same kimberlite units sampled for KIMs. Recovered diamonds were weighed and described, and samples were ranked based on the abundance, size distribution and quality of diamonds. In addition, the kimberlite units were described petrographically in terms of a carefully defined set of criteria to provide information on diamond carrying capacity. These assessments, along with other relevant economic factors such as size, location and internal geology, were integrated into overall prospectivity assessments.

Figure 9-7 illustrates the number of kimberlites on the Ekati property assigned to each of the four mineral composition (Minchem) ratings categories. Colours on the plot categorise the kimberlites by mining / resource / exploration status.

Figure 9-8 is a plot of the peridotite score versus eclogite score for the Ekati localities, and is also grouped by mining / resource / exploration status. The scores are generated by the Mantle MapperTM method and reflect the potential for peridotitic and eclogitic diamonds, respectively, as based on garnet and chromite mineral composition data.

Figure 9-9 is a graph showing the total number stones per tonne versus the number of macrodiamonds (>0.85 mm) per tonne based on microdiamond sampling data for the Ekati pipes. Data are also grouped by mining / resource / exploration status in the plot.

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Figure 9-7:	Plot Showing The Number Of Kimberlites On The Ekati Property Assigned To Each Of The Four Mineral Composition (Minchem) Ratings Categories.

Note: Kimberlites are categorised by mining / resource / exploration status.

Figure 9-8:	Plot of Peridotite Score Vs Eclogite Score For Ekati Localities Grouped By Mining / Resource / Exploration Status.

Note: The scores are generated by the Mantle MapperTM method and reflect the potential for peridotitic and eclogitic diamonds, respectively, as based on garnet and chromite mineral composition data.

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Figure 9-9:	Plot Of Total Number Stones Per Tonne Versus Number Of Macrodiamonds Per Tonne Based On Microdiamond Sampling Data For Ekati Pipes Grouped By Mining / Resource / Exploration Status.

Subsequent bulk sampling confirmed the validity of this approach. Of the kimberlite pipes that have been mined out (Panda and Beartooth) or are currently being mined (Koala, Koala North, Fox and Misery), all economic units are categorised as A-rated or B-rated phases. A number of other pipes on the property with reported mineral resources (e.g. Pigeon, Lynx, Sable and Jay) also are uniformly categorised by strong scores. Other pipes of interest with strong scores included Point Lake, Phoenix, Leslie, Cardinal, Gazelle, Impala and Pegasus. Small bulk samples taken at a few C and D rated kimberlites confirmed very low grades and validated the scoring system.

In addition to contributing to the early stage development of the Ekati Diamond Mine, the approach outlined in this contribution demonstrated at an early stage that some G10 type peridotitic garnets in mantle beneath the Slave Craton are too shallow to be in the diamond stability field, and that the peridotitic/eclogitic diamond source ratio in the kimberlites can vary widely.

Kimberlite pipes were selected for initial bulk sampling primarily based on microdiamond and indicator mineral analyses of the drill core or surface samples. In some cases, pipe perimeter outlines from ground geophysics provided a means for designing RC drill hole patterns to obtain representative initial bulk samples without the need for delineation core drilling.

The bulk samples (typically 50 to 200 tonnes) were processed in a 10 tonne per hour heavy media separation plant which was constructed on site.

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Table 9-1 summarizes diamond drilling for pipes currently considered to possess exploration potential. Bulk sample results (RC drilling) and summary data of the exploration potential pipes are provided in Table 9-2. Figure 9-10 shows pipe locations.

Sample grades for the exploration pipes range from 0.1 cpt at Falcon East to 2.3 cpt at Piranha. The exploration potential of these pipes is influenced by a number of factors including diamond grade, diamond quality, internal kimberlite geology, pipe size, pipe location, setting and distance to infrastructure. Further work is warranted for a number of the exploration potential pipes, particularly the larger pipes and/or the kimberlites with high sample grades.

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Table 9-1: Pipes with Exploration Potential – Diamond Drilling

Pipe Name	Joint Venture	Year	Number of	Drill Hole Type	Total Metres	Maximum Hole
			Drill Holes		Drilled	Depth (m)
Point Lake	Core Zone	1991	1	NQ core	280	198
		2006	1	NQ core	401	283
		Subtotal	2		681	283
Phoenix	Core Zone	1998	2	NQ core	675	262
		Subtotal	2		675	262
Leslie	Core Zone	1995	2	6” core	410	240
		1996	10	NQ core	2,548	432
		Subtotal	12		2,958	432
Grizzly	Core Zone	1992	1	NQ core	366	259
		Subtotal	1		366	259
Falcon	Core Zone	1992	1	NQ core	268	188
		1993	2	NQ core	523	255
		Subtotal	3		791	255
Falcon East	Core Zone	1993	1	NQ core	275	195
		Subtotal	1		275	195
Falcon South	Core Zone	1993	1	NQ core	327	231
		Subtotal	1		327	231
Cardinal	Buffer Zone	1999	3	NQ core	407	104
		2008	1	NQ core	251	251
		Subtotal	4		658	251
Gazelle	Buffer Zone	1995	1	NQ core	328	231
		1997	1	NQ core	400	283
		Subtotal	2		728	283
Piranha	Buffer Zone	1997	9	NQ core	1,621	264
		Subtotal	9		1,621	264
Impala	Buffer Zone	2001	1	NQ core	240	184
		Subtotal	1		240	184
Pegasus	Buffer Zone	2000	1	NQ core	194	137
		2001	3	NQ core	328	119
		Subtotal	4		522	137

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Table 9-2: Pipes with Exploration Potential – Reverse Circulation Drilling

							Sample
	Joint	Size	Sample		Est. Dry	Total	Grade	De-grit
Pipe	Venture	(ha)	Year	Sample Type	Tonnes	Carats	(cpt)	Screen (mm)
Point Lake	Core Zone	13.0	1992	15 cm RC	160.0	101.0	0.6	1
			2006	35 cm RC	108.9	68.2	0.6	1
				Subtotal	268.9	169.2	0.6	1
Phoenix	Core Zone	1.4	1992	15 cm RC	8.3	15.1	1.8	1
			1999	35 cm RC	106.1	149.2	1.4	1
				Subtotal	114.4	164.4	1.4	1
Leslie	Core Zone	4.0	1993	27 cm RC	152.0	61.7	0.4	1
			1995	27–31 cm RC	679.5	223.6	0.3	0.5
				Subtotal	831.5	285.3	0.3	0.5 to 1
Grizzly	Core Zone	16.0	1993	27 cm RC	20.2	18.0	0.9	1
			1995	31 cm RC	139.0	66.6	0.5	0.5
				Subtotal	159.2	89.4	0.6	0.5 to 1
Falcon	Core Zone	15.0	1994	27 cm RC	280.7	92.7	0.3	1
Falcon East	Core Zone	0.8	1994	27 cm RC	181.2	18.0	0.1	1
Falcon South	Core Zone	1.8	1994	27 cm RC	15.9	17.3	1.1	1
Cardinal	Buffer Zone	0.8	2005	44.45 cm RC	70.8	65.2	0.9	1
			2007	44.45 cm RC	137.2	148.3	1.1	1
				Subtotal	207.9	213.5	1.0	1
Piranha	Buffer Zone	0.2	1999	35 cm RC	87.4	203.4	2.3	1
Gazelle	Buffer Zone	0.6	1999	35 cm RC	240.7	141.4	0.6	1
Impala	Buffer Zone	1.8	2002	35 cm RC	77.5	32.7	0.4	1
Pegasus	Buffer Zone	1.8	2002	35 cm RC	98.4	42.9	0.4	1

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Figure 9-10: Exploration Potential Map

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9.7	Comments on Exploration

In the opinion of the QPs, the exploration programs completed to date are appropriate to the style of the kimberlite pipes within the Ekati Project. Significant exploration potential remains in the Ekati Project area, with 12 kimberlite pipes identified as potentially warranting additional evaluation.

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10.0	DRILLING

Drilling completed on the Ekati Project between 1991 and 2013 is summarized, by pipe, in Table 10-1. Drilling includes 1,307 core holes (244,406 m) and 494 RC holes (100,123 m).

A drill collar location map is included for the Ekati Project area as Figure 10-1, and an inset for the areas of much closer spaced drilling is included in Figure 10-2. Discovery drill holes are shown in Figure 10-3.

Drill hole collars and orientations for drilling completed on the kimberlite pipes that have resource estimates is included in the figures for each pipe in Section 7 of this Report.

10.1	Drill Methods

Core drilling using is used to define the pipe contacts, wall-rock conditions, and internal geology but is not used for grade estimation. Core drilling is also used to obtain geotechnical and hydrogeological data.

Diamonds for grade estimation and valuation are obtained by RC drilling and/or by bulk sampling in underground or open pit bulk sample mines. Samples are processed through an on-site sample plant.

10.1.1	RC Drilling

Kimberlite pipes with demonstrated potential, based on initial evaluation and delineation work, are tested for commercial size diamonds by means of vertical large- diameter RC drill sampling. In most cases, RC drilling is undertaken during winter from the frozen lake surface. This approach was selected as the most cost effective means of obtaining a spatially representative, adequately-sized sample of the kimberlites, most of which occur under lakes and are, therefore, not readily accessible to surface excavation.

The diameter of drill holes employed prior to 1995 ranges from 27 to 71 cm, but from 1995 onwards, the hole diameter was standardized to between 31 and 45 cm.

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Table 10-1: Drill Summary Table

Kimberlite	Property	Discovery	Easting	Northing	Core	Total	RC	Total
Locality Name		Year	UTM	UTM	# of Holes	Meterage	# of Holes	Meterage
Aaron	Core Zone	1997	531,190	7,176,690	2	454	0	0
Alexis	Core Zone	1993	515,675	7,173,600	3	932	0	0
Anaconda	Core Zone	1996	502,350	7,190,290	1	222	0	0
Antelope	Core Zone	1995	538,030	7,188,970	2	260	0	0
Arnie	Core Zone	1992	532,960	7,177,000	0	0	8	622
Barbara	Core Zone	1997	522,730	7,173,480	1	127	0	0
Barracuda	Buffer Zone	1997	543,588	7,158,000	3	329	0	0
Beartooth	Core Zone	1996	519,750	7,178,855	71	12,750	19	3,057
Beaver	Core Zone	1993	516,750	7,191,600	1	136	1	108
Bighorn	Buffer Zone	2001	540,793	7,177,830	1	177	0	0
Bison	Buffer Zone	1995	542,290	7,179,220	1	353	0	0
Blackbear	Core Zone	1993	519,725	7,177,000	1	266	0	0
Boa	Core Zone	1996	505,170	7,196,475	2	294	0	0
Bobcat	Core Zone	2000	520,780	7,188,050	1	215	0	0
Brent	Core Zone	1994	530,800	7,174,540	1	209	0	0
Cardinal	Buffer Zone	1999	545,710	7,162,970	4	658	5	920
Caribou	Buffer Zone	1993	541,430	7,188,400	1	158	0	0
Caribou West	Core Zone	1995	539,630	7,188,580	1	280	0	0
Centennial	Core Zone	2001	524,810	7,177,150	1	122	0	0
Chad	Core Zone	1999	531,180	7,175,380	3	513	0	0
Char	Buffer Zone	2001	517,350	7,162,720	1	178	0	0
Cheetah	Core Zone	1996	518,885	7,195,030	1	158	0	0
Cobra	Core Zone	1996	500,935	7,195,715	1	245	0	0
Cobra South	Core Zone	1996	501,119	7,195,653	1	142	0	0
Coral	Core Zone	2003	503,565	7,195,180	1	276	0	0
Cougar	Core Zone	1999	520,206	7,192,798	1	164	2	505

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Kimberlite	Property	Discovery	Easting	Northing	Core	Total	RC	Total
Locality Name		Year	UTM	UTM	# of Holes	Meterage	# of Holes	Meterage
Coyote	Core Zone	1997	516,310	7,191,525	1	139	0	0
Crab	Core Zone	1994	525,300	7,179,720	1	302	0	0
Crow	Core Zone	2001	525,080	7,177,670	1	163	0	0
Cub-1	Core Zone	1994	522,000	7,177,350	2	375	4	435
Cub-2	Core Zone	1994	523,125	7,176,900	1	252	0	0
Cub-3	Core Zone	1997	524,535	7,177,110	2	477	0	0
Darkwing	Core Zone	2000	523,391	7,182,771	2	476	0	0
Dingo	Core Zone	1997	514,490	7,190,800	1	258	0	0
Eagle	Core Zone	2007	540,825	7,161,250	2	634	0	0
Eel	Core Zone	2001	521,150	7,173,421	1	118	0	0
Elk	Buffer Zone	1995	541,480	7,184,650	2	631	0	0
Emu	Core Zone	1999	522,609	7,181,601	1	133	0	0
Falcon	Core Zone	1992	523,550	7,184,100	2	523	14	2,513
Falcon East	Core Zone	1993	523,790	7,183,300	1	275	5	1,224
Falcon South	Core Zone	1993	522,820	7,182,740	1	327	3	411
Falcon West	Core Zone	2000	519,350	7,184,160	1	198	0	0
Fifty	Buffer Zone	1995	540,940	7,181,505	4	992	0	0
Fisher	Core Zone	2000	523,313	7,195,905	1	225	0	0
Flamingo	Core Zone	1998	523,063	7,183,493	2	321	0	0
Flying V	Core Zone	1994	509,945	7,200,755	1	197	0	0
Fox	Core Zone	1992	515,270	7,170,420	140	29,258	83	19,965
Garter	Core Zone	1996	507,990	7,196,535	2	465	0	0
Gazelle	Buffer Zone	1995	540,430	7,180,660	7	1,769	7	1,375
Giraffe	Buffer Zone	1998	542,240	7,186,690	2	479	5	1,007
Glory	Buffer Zone	1996	542,970	7,156,550	2	315	1	315
Grizzly	Core Zone	1992	521,400	7,177,740	1	366	5	1,007
Hawk	Core Zone	1992	535,580	7,181,030	4	790	0	0
Horseshoe	Core Zone	2000	527,122	7,178,708	1	213	0	0

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Kimberlite	Property	Discovery	Easting	Northing Core		Total	RC	Total
Locality Name		Year	UTM	UTM	# of Holes	Meterage	# of Holes	Meterage
Hugo	Buffer Zone	1997	549,890	7,166,880	1	240	0	0
Husky	Core Zone	1994	516,005	7,191,375	1	148	4	146
Hyena	Buffer Zone	1999	539,800	7,190,630	2	240	0	0
Impala	Buffer Zone	2001	540,561	7,180,793	1	240	2	455
Jaeger	Core Zone	1992	539,770	7,168,840	7	1,627	0	0
Jaguar	Buffer Zone	1999	523,075	7,201,615	1	258	0	0
Jay	Buffer Zone	1993	542,330	7,165,950	16	3,872	17	4,979
Kanga	Buffer Zone	1999	526,000	7,198,700	2	298	0	0
Kaska	Core Zone	1993	527,350	7,187,405	2	279	0	0
Kaspa	Core Zone	2000	522,830	7,183,390	1	151	0	0
Kathy	Core Zone	1997	520,590	7,167,275	2	356	0	0
Kestrel	Core Zone	2000	534,416	7,183,460	2	309	0	0
Kia	Core Zone	2007	515,865	7,172,650	1	242	0	0
Kit	Core Zone	1997	516,595	7,191,575	0	0	2	182
Koala	Core Zone	1992	518,750	7,176,950	272	46,478	49	11,002
Koala North	Core Zone	1996	519,400	7,177,365	71	8,017	6	1,236
Koala West	Core Zone	1997	517,975	7,176,850	3	502	0	0
Kodiak	Core Zone	2000	524,000	7,175,100	3	261	0	0
Kodiak South	Core Zone	2003	524,204	7,174,870	1	288	0	0
Kokanee	Core Zone	2002	538,144	7,173,493	1	21	0	0
Kudu	Core Zone	1995	540,460	7,189,460	2	315	0	0
Lemming	Buffer Zone	1997	523,858	7,195,311	1	258	0	0
Leopard	Core Zone	1997	517,380	7,191,300	1	203	0	0
Leslie	Core Zone	1992	515,950	7,173,150	12	2,957	20	4,810
Lioness	Core Zone	2002	534,681	7,178,000	0	0	1	66
Llama	Core Zone	1997	537,510	7,182,830	1	145	0	0
LS-1	Buffer Zone	1997	546,400	7,161,120	3	393	2	330
LS-2	Buffer Zone	1993	547,520	7,163,880	1	154	0	0

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Kimberlite	Property	Discovery	Easting	Northing Core		Total	RC	Total
Locality Name		Year	UTM	UTM	# of Holes	Meterage	# of Holes	Meterage
Lynx	Buffer Zone	1999	537,300	7,158,140	27	3,121	16	2,340
Mamba	Core Zone	1996	507,975	7,197,205	1	222	0	0
Mandarin	Core Zone	2000	523,606	7,182,625	2	198	0	0
Mantaray	Core Zone	2001	523,464	7,173,964	4	580	0	0
Mark	Core Zone	1993	531,210	7,175,690	0	0	2	464
Medusa	Core Zone	2000	501,341	7,196,560	1	276	0	0
Misery East	Core Zone	1993	539,715	7,159,690			0	0
Misery Main	Core Zone	1993	539,430	7,159,840			45	8,829
Misery Northeast	Core Zone	2003	539,526	7,159,960			0	0
					131	28,876
Misery South	Core Zone	1993	539,540	7,159,725			7	956
Misery Southeast	Core Zone	2003	539,320	7,159,580			0	0
Misery SW Extension	Core Zone	2002	539,485	7,159,783			0	0
Mongoose	Core Zone	1997	500,921	7,194,584	1	267	0	0
Moose	Core Zone	1996	516,510	7,189,745	1	175	0	0
Mustang	Buffer Zone	1995	542,640	7,175,040	1	167	0	0
Nancy	Core Zone	1995	515,380	7,180,260	2	383	0	0
Nanuk	Core Zone	2000	521,480	7,200,965	2	352	0	0
Nora	Core Zone	1994	514,685	7,167,655	2	562	0	0
One Fifty	Core Zone	2002	537,790	7,188,875	1	99	0	0
Osprey	Core Zone	1997	524,200	7,183,260	1	203	0	0
Ostrich	Core Zone	1998	525,570	7,182,900	1	261	0	0
Palomino	Buffer Zone	1997	545,060	7,184,970	1	152	0	0
Panda	Core Zone	1993	519,665	7,177,950	137	23,002	36	8,365
Panther	Core Zone	1995	521,925	7,191,800	2	347	0	0
Peacock	Core Zone	1998	524,030	7,184,400	1	295	0	0
Pegasus	Buffer Zone	2000	540,710	7,178,327	4	522	2	534
Peregrine	Core Zone	1997	524,027	7,183,291	1	173	0	0
Phantom	Buffer Zone	1999	537,750	7,159,085	3	494	0	0

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Kimberlite	Property	Discovery	Easting	Northing	Core	Total	RC	Total
Locality Name		Year	UTM	UTM	# of Holes	Meterage	# of Holes	Meterage
Phoenix	Core Zone	1998	540,950	7,162,900	2	675	14	1,213
Pigeon	Core Zone	1994	516,500	7,181,350	68	11,487	36	7,662
Pinto	Buffer Zone	2001	540,255	7,177,010	1	148	0	0
Piranha	Buffer Zone	1997	537,030	7,153,500	10	1,673	2	476
Point Lake	Core Zone	1991	541,030	7,162,620	2	681	27	4,519
Python	Core Zone	1996	503,760	7,195,290	1	252	0	0
Rat	Core Zone	1994	501,490	7,173,500	2	626	0	0
Rat East	Core Zone	2005	501,590	7,173,500	1	163	0	0
Rattler	Core Zone	1996	501,142	7,196,155	1	259	0	0
Raven	Core Zone	1998	524,976	7,181,978	1	188	0	0
Redwing	Core Zone	2007	52,330	7,182,470	1	190	0	0
Roger	Core Zone	1994	521,780	7,174,700	1	273	0	0
Ronza	Core Zone	2000	508,361	7,196,930	1	297	0	0
Roo	Buffer Zone	1995	526,045	7,198,575	2	266	0	0
Sable	Core Zone	1995	523,090	7,193,025	38	9,197	33	6,740
Scorpion	Core Zone	1995	531,620	7,167,990	1	325	0	0
Shark	Buffer Zone	1997	542,930	7,158,120	4	744	3	154
Sheiba	Core Zone	2002	537,890	7,173,303	1	47	0	0
Shrew	Core Zone	1997	518,640	7,192,005	1	213	0	0
Smokey	Core Zone	1997	524,096	7,177,034	1	196	0	0
Sparrow	Core Zone	1994	524,860	7,183,135	1	248	0	0
Springbok	Core Zone	1995	539,390	7,190,240	1	97	0	0
Stallion	Buffer Zone	1999	541,120	7,173,470	1	141	0	0
Sue	Core Zone	1996	518,650	7,171,325	1	325	0	0
Taz	Buffer Zone	1995	525,165	7,198,350	3	781	0	0
Tiger	Core Zone	1996	519,860	7,192,610	1	145	0	0
Ursa	Core Zone	1996	519,860	7,178,128	1	276	0	0
Viper	Core Zone	1996	504,255	7,195,430	2	288	0	0

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Kimberlite	Property	Discovery	Easting	Northing	Core	Total	RC	Total
Locality Name		Year	UTM	UTM	# of Holes	Meterage	# of Holes	Meterage
Vulture	Core Zone	1993	522,340	7,182,200	1	289	0	0
Wallaby	Buffer Zone	1995	527,685	7,201,165	3	691	0	0
Wapati	Buffer Zone	1999	540,950	7,188,310	1	306	0	0
Waterbuck	Buffer Zone	2000	542,230	7,192,265	1	172	0	0
Whitetail	Buffer Zone	1995	542,490	7,182,375	1	249	0	0
Wildcat	Buffer Zone	1999	522,805	7,202,065	2	397	0	0
Wildebeast	Buffer Zone	2000	540,489	7,178,218	3	419	2	244
Wolf	Core Zone	2001	519,765	7,168,085	1	64	0	0
Wolverine	Core Zone	1998	521,288	7,176,855	3	629	3	679
Wombat	Buffer Zone	1993	526,400	7,199,250	4	1,527	0	0
Zach	Core Zone	1996	529,700	7,172,100	3	894	1	280
Zebra	Buffer Zone	1995	541,160	7,178,480	2	231	0	0
N/A (no intersection)	Combined	n/a	n/a	n/a	97	19,058	0	0
	Totals				1,307	244,406	494	100,123

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Figure 10-1: Ekati Project Drill Collar Location Map

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Figure 10-2: Ekati Project Drill Collar Location Map with Insets Showing Drilling on Kimberlites Where Mineral Resources are Estimated

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Figure 10-3: Discovery Drill Hole Location Map

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Logistical difficulties and safety concerns precluded drilling and sampling of larger diameter RC holes from the lake surfaces.

Following initiation of mining, evaluation work continued with RC drilling, typically from within the open pit. This generated critical data for evaluation of the lower portions of the ore bodies that are less accessible to drilling from surface and permitted drilling of large diameter RC holes providing improved spatial resolution of grade data (smaller sample intervals corresponding to planned benches or levels). The latter is particularly important where significant vertical changes in geology and/or diamond grade occur over scales of less than 30 m (e.g. Koala).

The initial drill pattern for an RC program is planned to maximize both vertical and horizontal sample coverage. Planned drill hole collar locations and depths are designed to reach a maximum depth within kimberlite while giving maximum lateral spread.

Two main steps are involved in drilling a RC hole. First, drill casing must be lowered to lake-bottom (if drilling from the ice surface). Casing is hammered through overburden using a method called odexing. A hammer bit is lowered through the drill casing and rests on a lip attached to the bottom of the casing (casing shoe). The casing shoe has a rotating bit and the casing is effectively drilled down through the overburden.

Once the casing has been advanced a few meters into the kimberlite and achieves a good casing seal, drilling and sampling of the kimberlite can begin. The hammer bit is removed and replaced with a tri-cone drill bit attached to the bottom of the drill pipe. The drill is then set up for flooded reverse drilling and the closed fluid circulation system begins. RC drilling uses a dual-walled pipe (pipe within a pipe); compressed air is injected between the inside of the outer pipe and outside of the inner pipe to flush cuttings from the bit face.

Figure 10-4 is an illustration of the reverse circulation sampling methods used at Ekati.

Sample cuttings are routed to the inside of the inner pipe, up the hole, and to the surface through a discharge hose. The drill cuttings and drill water are separated from the air in a cyclone and gravity fed onto a shaker screen. The cuttings vibrate down the screen and are collected in large bags. The drill water and fines drop through the screen and into a mud tank. This fluid is continually re-circulated down between the drill pipe and the walls of the drill hole and up the drill pipe.

A vacuum pump collects silt that has settled at the bottom of the mud tank. This silt is collected in large bags, which are disposed of according to environmentally permitted procedures.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Figure 10-4: Schematic Flowsheet of Reserve Circulation Sampling at Ekati

Note: Figure courtesy Boart Longyear, 2005.

Diamonds were not added to the samples (no spikes used). Security procedures were in place to ensure very limited access to the sample collection areas.

10.1.2	Core Drilling

Core drilling using synthetic diamond-tipped tools and/or carbide bits is used to define the pipe contacts, wall-rock conditions, and internal geology. An initial drill pattern around each pipe is completed, and depending on the results, additional drilling may be required to further delineate potential problem areas.

Core drilling used standard core barrels, and synthetic diamond or carbide bits, reaming shells, and casing shoes. Hole diameters used to date include HQ (63.5 mm core diameter), NQ (46.7 mm) and BQ (36.5 mm).

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Oriented core is used for geotechnical investigation of the wall rocks, and is not employed in kimberlite. Orientation tools include clay imprint, ACT tool, and optical/acoustic televiewing.

10.2	Geological Logging

10.2.1	RC Drilling

A small sub-sample (approximately 300 cm3) of RC drill material (drill chips) is taken for every two metres of drilling within kimberlite and a representative portion of this material (approximately 50 to 100 cm3) is washed and retained. The drill chips are examined and described macroscopically and under binocular microscope. As the drill sample consists of small rock fragments and drill fines, RC chip logs are less precise than those obtained from core logging. Dominion staff consider that an accuracy of approximately ±1 m is possible when combining chip geology with downhole geophysical logs.

10.2.2	Core Drilling

Core drill holes are logged in detail by trained kimberlite geologists and/or by trained geotechnical consultants. Geological logging is undertaken on a 1:100 scale using logging sheets specifically developed for the Ekati Diamond Mine. Digital geological and geotechnical logging is completed and the core is photographed before being stored in the attached unheated core storage building.

Geological logging utilizes a digital logging form for both wall-rock lithology, kimberlite/wall-rock contacts, and internal kimberlite lithology. Wall-rock is logged by rock-type, mineralogy, alteration, rock strength, and major structures. Kimberlite core is examined macroscopically and using a binocular microscope to determine the following key lithological parameters on 5 m intervals, or following lithological breaks: concentration of macrocrystic olivine, matrix composition, abundance and type of country-rock xenoliths, approximate abundance of indicator minerals, rock fabric, colour, and alteration.

Kimberlite lithologies are classified according to a kimberlite classification scheme standard to the industry.

Colour photographs are taken of delineation drill core and used to verify significant contacts and lithologies as well as provide a permanent record of the drill core. These photographs are annotated with the unit names and lithological contacts.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

10.3	Recovery

Within wall rock, typical recoveries are 95 to 100% for both core and RC drill holes. In kimberlite, the core recoveries can be as low as 20% and as high as 95%, but are more typically in the 75 to 85% range. For RC drill holes, kimberlite recoveries may range from 50% to over 100% in cases of in hole sloughing. The recovery is largely a function of the hardness of the kimberlite.

10.4	Collar Surveys

10.4.1	RC Drilling

All RC drill hole collars are surveyed using a real time global positioning system (RTGPS) instrument prior to and after drilling; these have an accuracy of ±10 mm. Ekati staff consider that the drill hole collar location error is minimal.

10.4.2	Core Drilling

All surface core hole collar positions are surveyed using a RTGPS, providing an accuracy of ±0.01 m. Hole collar, dip and azimuth are verified by surveying the top and bottom of the in-hole drill steel and then calculating the initial azimuth and dip of the hole at surface.

10.5	Down-hole Surveys

10.5.1	RC Drilling

Three Century Geophysical Corporation tools, including the “9095” tool – for gyroscopic deviation surveying; the “9065” tool – three arm calliper; and the “9511” tool – conductivity induction and natural gamma, are used on all RC holes:

Gyroscopic deviation: used to incrementally (usually in 3 m intervals) measure drill hole deviation from vertical and provide azimuth and dip determinations;

Three arm calliper: provides a measure of hole diameter for determining sample volumes. Run up the open holes directly after the drill steel is removed from the hole, the arms are spring loaded and press against the sides of the open drill hole. Repeat runs indicate that the data is repeatable and that the data has an accuracy of approximately 1 cm. The calliper is calibrated against the known casing diameter. The minimum reach of the calliper is the hole diameter and the maximum reach is 220 cm (89”) to 241 cm (95”) depending on the model;

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Natural Gamma: measures the amount of naturally occurring gamma radiation from potassium, uranium, or thorium sources approximately every 2 cm. In the case of many Lac de Gras kimberlites, the principle source of gamma radiation is potassium feldspar in granitoids or potassium ions in non-kimberlitic clay. The gamma logs are particularly useful for determining the location of the water and sediment interface in lakes, the location of the overburden and kimberlite contact, and the location of Phanerozoic sedimentary rock or country-rock boulders in kimberlite;

Conductivity Induction: measures conductivity a few centimetres into the drill hole wall approximately every 2 cm and is an index for clay content. Clay content decreases from RVK to olivine-rich ORVK to PVK, and therefore conductivity increases and these rock-types can be discerned.

Down-hole directional surveys of RC holes are performed using a gyro instrument.

10.5.2	Core Drilling

Downhole surveys were done with one of four survey instruments: EZ-shot, Lightlog, Maxibor, or Century Geophysics 9096 Gyroscope. Currently, only Maxibor and gyroscope are used as they proved to be the most consistent. Some testing has been done and the two methods produced almost identical results for the same drill hole.

The maximum error in the drill hole location for holes less than 100 m long is about 1 m, while the locations of longer holes (100 to 600 m) are accurate to within approximately 1 m per 100 m drilled over the entire length of the drill hole.

In 2004, survey precision and accuracy was tested by coring two holes of significant length (300 m) collared by the surface surveyors to target an underground heading location provided by underground surveyors. Both holes resulted in absolute error of less than the anticipated +3 m of error when they breached the underground workings. This validated the surface and underground location surveys of two discrete points (drill and drill target), and indicated that the down-hole deviation surveys are providing useable modelling data.

Previous mining has intersected old large diameter drill holes (open and grouted) which have been used to validate and confirm the drill hole survey. When drill holes are encountered in the UG mine, the intersection is surveyed using DGPS and compared to known drill holes in the area to determine which drill hole was intersected. There are no known instances where surveyed intersections did not closely coincide with down-hole drill hole surveys.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

10.6	Underground Test Hole Data

During the development phase of each underground level, test holes to probe the ore /waste rock contact are routinely drilled with the Tamrock Solo long hole drill in order to provide additional production scale ore body delineation. The test holes (flat and down holes) improve ore/waste contact definition to an ideal density of one hole per 12 m.

10.7	Geotechnical Drilling

The locations of the drill holes completed specifically for geotechnical purposes are shown in Figure 10-5 and Figure 10-6.

Geotechnical logging of core from core holes was completed to determine rock mass rating (RMR) according to the Laubscher system. For key holes, core is oriented using an ACT (ACE) tool, and detail structural logging was completed. In 2009, an acoustic and optical televiewer system was introduced to augment the structural logging program in waste rocks at the Misery pipe.

The following geotechnical parameters were determined for all core drill holes.

Percentage core recovery;

Rock quality designation (RQD);

Fracture frequency;

Point load strength index;

Joint condition and water.

Rock samples are collected following a core drill core sampling procedure and are occasionally shipped for off-site testing at an accredited third-party materials testing facility. Strength index testing included the following: UCS, Triaxial Strength, Direct Strength, Shear Strength, Poisson’s Ratio, and Young’s Modulus Evaluation.

Measurements suitable for pit wall stability study were obtained with an oriented core device to provide information on the orientation of joints, faults, bedding planes and other structures. A clay print device was used. An eccentrically-loaded core barrel was packed with modelling clay at the bottom, dropped down the hole, and an imprint of the core stub was recovered. The clay imprint was matched to the top of the core for the run and a reference line is scribed down the entire length of the core. The orientations of planar features were determined with reference to the scribe line and the core axis.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Figure 10-5: Geotechnical Drill Hole Location Map

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Figure 10-6: Geotechnical Drill Hole Location Plan with Insets

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

The geotechnical logs and data are recorded on paper logging sheets, captured and verified digitally into Excel spreadsheets and made available for required geotechnical review.

10.8	Sample Length/True Thickness

The kimberlite bodies are typically pipe like with near-vertical contacts with the host rock. Thus, the relationship between the drill hole angle and true thickness of the kimberlite is not relevant. Grade sampling is generally done using vertical RC drill holes. The RC drill holes have gyroscopic surveys to adjust for horizontal deviation.

10.9	Drill Data by Kimberlite

10.9.1	Koala

Since 1992, a total of 268 drill holes have been completed at the Koala pipe, including 48 RC holes, 145 surface core holes and 75 underground core holes.

The discovery NQ hole drilled into Koala in August 1992 was analysed for microdiamonds and the positive results prompted planning of a bulk sample program. Seven RC drill holes were completed by Specialty Drilling Services (SDS) during the winter of 1993. The RC holes (10 5/8” diameter) were relatively shallow (< 225 m) and were grouped into several zones for processing. The results indicated that the pipe had strong economic potential but was characterised by multiple geological units with variable diamond content.

A six inch core drilling program on Koala Lake was conducted from a barge in the summer of 1993, primarily to provide metallurgical samples for process plant design work. The core also provided small grade tests for specific kimberlite types confirming the correlation of diamond grade with geological domain at Koala.

In 1994, a core rig was mobilized to Koala pipe for further delineation drilling prior to additional bulk sampling and six NQ-sized delineation drill holes were completed. The delineation drilling provided core for bulk density determinations as well as preliminary pierce point data for volume and tonnage models.

The preliminary bulk sample results indicated grade variation associated with geological domains. Reverse circulation drilling programs were thus selected over underground methods for subsequent bulk sampling programs at Koala. A large diameter (30 inch / 0.76 m) diameter RC bulk sample drill program commenced in February 1994 and continued until early May during which time only three of eight planned holes were drilled. The large diameter program was hampered by technical difficulties (e.g. setting casing through thick glacial overburden containing numerous granite boulders). As a result, less than one quarter of the planned tonnage was achieved.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

To increase kimberlite tonnage during the 1994 Koala bulk sample campaign, twenty 10-5/8” (0.27 m) RC drill holes were drilled around the periphery of the Koala pipe, and during the winter of 1995, three additional 12 ¼” (0.31 m) RC holes were drilled. The 1994 and 1995 drilling produced the first core hole intersections and grade results in the deeper Phase 6 portion of the pipe. The 1994–1995 drilling campaigns provided adequate resource data to complete an open pit mine plan and indicated that the deeper portion below the planned pit bottom had strong economic potential. Deep delineation drill holes were problematic due to difficult drilling conditions (steep angled holes from ice through thick lake bottom sediments and till).

Four additional core holes were drilled in each of 1997 and 1998. Two of the holes drilled in 1997 were designed as condemnation holes in the area between the Koala and Koala North pipes, whereas the remaining six holes were drilled at Koala for geotechnical evaluation for the open pit design. No RC holes were drilled during this period.

During 2002, 10 RC holes (nine, 24 inch diameter holes and one, 17.5 inch diameter hole) were drilled from the Koala pit from elevations ranging from 2,390 m to 2,360 m elevation. These holes were designed to bulk sample both the open pit and underground resources. Also in 2002, 50 core holes were drilled to improve the definition of the Koala pipe model mostly within the zones of the open pit. The deep core holes provided additional pierce points for a conceptual resource model. However, none of the 2002 RC holes successfully sampled the targeted PVK unit at depth.

A follow-up drilling campaign was carried out in summer 2003 after open pit mining had lowered the collar elevation from 2,300 m to 2,290 m. Pilot core holes were completed at the proposed deep drill hole locations providing lithological control and granite xenolith locations prior to the RC drilling. Four deep RC holes (17.5” diameter) were subsequently completed yielding significant grade data. The drilling of an additional 39 core holes in 2003 further improved the definition of the Koala pipe model and allowed for a more detailed definition and evaluation of the phases in both the remaining open pit and underground resource estimate areas.

An underground core drilling program was undertaken in conjunction with the Koala feasibility bulk sample program to acquire additional geological and geotechnical data and for a test of the down hole seismic method. The original plan comprised 11,000 m drilled over a period of approximately six months at a drill rate of 50 m per day per drill rig (the historical production at Koala North). The principal objective was to improve drill hole pierce point spacing to 30 m. Two drills were to be used in development remucks as they became available in the Koala spiral ramp. The drilling was intended to be carried out entirely from the drill stations outside of the pipe. The underground core drilling at Koala was immediately met with drilling and logistical challenges which resulted in achieved drill rates less than half of the predicted rates. The first core holes encountered high water inflows at pressures consistent with a hydraulic head at the base of the open pit. As a result, approximately 40% of the holes did not penetrate through to the far side (southwest) of the pipe.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

The core drilling program was extended to July from April 2005 and finally an in-pipe program from the 2050 bulk sample drift was added to acquire wall intersections on the far side of the pipe. The in-pipe drilling also proved to be difficult. Only one quarter of the holes planned from 2050 Level were drilled before the program was terminated at the end of September 2005. Seventy geological core holes and four geotechnical holes were collared for the underground program. Several of these holes were combined-use holes. The program added 90 new pipe wall intersections to the database. The average drill hole intersection spacing for the main portion of the Koala underground resource was improved to 41 m on average. Drill spacing is appreciably closer on the northeastern side of the pipe than on the southwestern side.

All surface drill hole collar positions were surveyed using differential GPS methods. Down hole surveys were carried out with one of four survey instruments, either an EZ-shot, Light log, Maxibor or Gyroscope. The majority of the drill holes utilised Maxibor or Gyroscope for the down hole surveys. Underground core holes were surveyed by Procon contract surveyors using either a LEICA PCR703 or TRIMBLE S6 reflectorless electronic total stations instrument.

Seventy-seven core holes were collared for the Koala bulk sample drilling program, two holes on surface and 75 underground including three stress test holes. Data from 72 holes were used for resource modelling and geotechnical analysis. Five underground core holes were collared at the wrong azimuth and/or dip and abandoned. Reflex Technology’s Maxibor tool was used to survey the down hole deviation of the core holes. A trial survey using the Ekati-owned tool was conducted against a rental tool on one hole and it compared well. Several EZ-Shot surveys were attempted but were not used due to technical difficulties with the tool which gave unreliable results.

Ten of the 70 underground core holes used for geological modelling and analysis caved before a survey could be undertaken. A further seven holes were only partially surveyed due to partial hole collapse or blockages. The average down-hole deviation recorded for the Koala bulk sample core drilling program was used to estimate the deviation for the core holes lacking surveys. Five holes were considered too short (< 55 m) to be affected by deviation and were not estimated; the collar, azimuth and dip only were used.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

A combination of diamond drilling and test probe drilling has been carried out through the life of the Koala mine to further define internal geology and pipe wall contacts. The data has been used to inform the geological block model for periodic model revisions.

10.9.2	Koala North

The two discovery drill holes were completed in 1996. Four follow-up core holes were completed in 1997. During 1998, six 12¼” RC holes were drilled, and provided 36 valid samples, totalling 200 dry tonnes and 126 carats. All drill holes intersected the Koala North pipe and a total of 1,075 m of kimberlite was drilled. Samples were collected on 30 m intervals.

In 1999–2001, 10 geotechnical drill holes were completed.

A test pit was excavated in November, 2000 into the upper portion of Koala North to provide a bulk sample.

From 2002 to 2004, a total of 38 underground core holes were completed. Underground development commenced in 2003. In total, 21 core holes intersected kimberlite providing 34 kimberlite/wall-rock contacts.

A combination of diamond drilling and test probe drilling has been carried out through the life of the Koala North mine to further define internal geology and pipe wall contacts. The data has been used to inform the geological block model for periodic model revisions.

10.9.3	Fox

Discovery hole 92-01 (NQ core) was drilled in 1992. The first bulk sampling campaign was conducted in late February and March of 1993 with eleven 10 5/8 inch (26.99 cm) RC holes.

As a result of this sampling, a decline was collared in September 1993. The decline was drifted through 1,395.4 m of granite before entering the kimberlite on May 6, 1994. Within the granite portion of the decline, 14 remuck bays, 42 safety bays, three drill stations and two transformer bays would approximately equate to an additional 220 m of drifting. The kimberlite portion of the decline was completed with 99 rounds equalling 301.1 m, bringing the total length of the decline to 1,696.5 m. As with the granite portion, remuck bays, safety bays and drill stations were also a part of the kimberlite drifting. The additional drifting of one remuck, one drill station and three safety bays in kimberlite approximately equate to 35 m. The volume of the kimberlite portion was measured to be 3,706.77 m3, including additional drifting. Within the pipe, 421.64 m3 of granite was encountered.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Two raises were started in early November 1994. Raise #1 followed the same path as core hole FUC3-2 for a length of 55.8 m and an approximate volume of 179.22 m3. Raise #2 was located at the end of the decline and followed core hole FUC4-9. Total length and approximate volume were 51.10 m and 155.15 m3, respectively.

Concurrently with drifting, delineation drilling began in March 1994 from surface. Seven HQ and NQ holes were drilled with only one successful entry into the diatreme. An underground BQ core rig was mobilized in April 1994 and pipe delineation from underground began. Two drill stations were utilized in the granite and five hole were drilled with four kimberlite intersections. The drill was then moved into the first drill station in the kimberlite. With one drill hole in this station, it became apparent that a larger rig would be necessary. An HQ rig was mobilized in early August 1994 at the completion of the drifting. Eleven holes were drilled, eight of which intersected the pipe/wall rock contact. Two raises, following two upward drill holes, were started in early November 1994. Raise #1 and Raise #2 were 55.80 m and 51.10 m in length, respectively. Four 12 1/4 inch (31.12 cm) RC holes were drilled in the 1995 winter drilling program to provide infill information and correlation of grade to the raise and decline bulk samples.

In 2000, five 13.75” RC holes were drilled during a 1,200 m program to explore the potential of the crater kimberlite and upgrade the diatreme kimberlite grade model. A first pass program to drill geotechnical holes perpendicular to the pit wall and third pass delineation program of the pipe wall was completed with 5,400 m of HQ/NQ drilling in 2001.

In 2004 and 2005, 61 additional 13.75” RC holes (14,694 m) were drilled to significantly improve the pipe grade model.

From 2004 to present, 53 core holes were drilled totalling, 11,300 m, for internal geology and pipe wall definition.

10.9.4	Misery

RC drilling programs were completed at Misery Main in 1994, 1995, and 2008. The 1994 winter drilling program utilized small diameter drill holes (30 m down hole sample composites) and the drill holes were not callipered. The grade and valuation data indicated the high potential of Misery. These data are excluded from the grade model due to poorly-constrained sample sizes.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

The drill holes were gyroscopically surveyed and calliper surveyed where possible; however due to significant hole caving, calliper surveys were difficult to obtain and in many cases, not reliable at depth. The 1995 sample intervals were processed at Koala Camp pilot plant with 0.5 mm slot de-grit screens in order to allow for evaluation of small diamond potential. Samples were then sieved to 1 mm.

The 2008 sample intervals were processed at the Ekati sample plant with 1.2 mm slot de-grit screens which is the current main process plant screen aperture. Samples were sieved to 1 mm.

The raw grade data were adjusted using partition data for estimating recovery at 1.0 mm slot and 1.2 mm slot screen sizes for comparison with the main process plant. Four RC drill holes were drilled in 2008 to provide additional grade data in deeper portions of the pipe. The drill holes were down hole surveyed and callipered; however, again calliper surveys were difficult to obtain. The RC sample intervals were processed at the Ekati sample plant using a 1.2 mm slot.

From the discovery drill hole in 1993, through December 2013, a total of 127 core holes for 28,648 m were completed at Misery Main primarily for pipe definition and geotechnical purposes.

10.9.5	Pigeon

From discovery in 1994 of Pigeon, to the end of the most recent delineation and geotechnical drill program in 2007, a total of 88 drill holes, both diamond drill holes and RC, totalling almost 17,000 m, have been completed. Diamond drilling in 2012 included four core holes for pipe definition (410 m) and seven geotechnical holes (971 m).

10.9.6	Sable

Since 1995, a total of 71 drill holes have been completed at Sable Pipe, including 33 RC holes and 38 diamond drill holes.

The NQ-diameter discovery hole (ECH95-25, 347 m) drilled into Sable in August 1995 was analysed for microdiamonds. Positive results prompted an RC drilling bulk sample program in 1996. During May to July of 1996, 13 land-based NQ-diameter core holes (2,951 m) were drilled for pipe delineation. Thirty-three 12 ¼ (0.31 m) RC drill holes (6,740 m) were drilled during the winter of 1996. Twenty-three holes intersected kimberlite and were completed successfully. The rest missed kimberlite or were abandoned due to difficult drilling.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

A second program of 17 NQ-diameter core holes (4223 m) were in 2001 drilled to acquire geotechnical data and additional pipe boundary contacts. In the fall of 2005 one NQ core hole (197 m) was drilled into the pipe. In August and September of 2006, six NQ core holes (1479 m) including three geotechnical and three delineation holes were completed.

Of the 33 RC holes, 22 were considered valid for support of grade analysis and estimation. The remaining drill holes were excluded due to QC issues (e.g. incomplete holes or invalid down hole survey data). Twenty-three RC holes and 26 core holes were used for geological modelling. All 26 core holes were logged for geology and geotechnical data. Seven core holes were oriented for geological structure logging.

All but three collar positions of completed drill holes were surveyed using differential GPS. Down hole surveys of core holes were carried out with either a Maxibor or gyroscopic survey instrument. Four core holes were not surveyed for deviation due to deteriorating weather, ice and\or down hole conditions. Three of the four holes lacking down hole surveys also lack initial collar direction surveys. The planned azimuth and dip of the core holes were used in the absence survey data. These limited data were scrutinized and are considered sufficiently accurate for analysis modelling of the pipe shape and volume. The inaccuracy of the boundary contact positions are reflected in the variability of the radial coordinates of the pipe boundary contacts.

10.9.7	Jay

The Jay kimberlite was discovered in 1993 by a 151 m core drill hole (93-01). In 2005, two delineation core holes (JDC-01 and JDC-02) totalling 500 m, provided the first two boundary pierce point data for the pipe.

Nine delineation core holes (JDC-03 to JDC-13, JDC-07 and 12 abandoned) and two geotechnical holes (JDC-14 and 15) totalling 3,077 m were completed in 2007. The geotechnical holes drilled to the southwest of the kimberlite detected a large regional structure and the presence of regional geological contacts. In 1996, five RC drill holes (12.25” diameter) were completed at Jay for a total of 1,379 m. In 2006, 11 RC drill holes (17.5” diameter) were completed for a total of 3,457 m.

10.9.8	Lynx

The discovery hole (NQ core) was drilled in August 1999. Two follow-up core drill holes (NQ core) and five 31.12 cm diameter RC holes were drilled in 2000 with the aim of better delineating the pipe and obtaining an initial bulk sample to assess diamond grade and quality. The RC drilling yielded a total sample weight of 170 dry tonnes.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Additional delineation core drilling (in the form of nine short vertical NQ core holes) and RC drill sampling (seven 31.12 cm diameter holes) was undertaken in 2001 to better constrain the Lynx kimberlite resource. An additional 173 dry tonnes of kimberlite were sampled during the 2001 RC program.

In 2003, six internal geology core holes (942 m) and eight geotechnical core holes were completed (928 m).

10.10	Comments on Drilling

In the opinion of the QPs, the quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:

Core logging meets industry standards for kimberlite exploration;

Collar surveys and down-hole surveys have been performed using industry- standard instrumentation;

Recovery from core and RC drill programs is acceptable;

Drill orientations are generally appropriate;

Drill orientations are shown in the example cross-sections for each pipe that has a Mineral Resource estimate that were included in Section 7 and can be seen to appropriately test the mineralization. The sections display typical drill-hole orientations for the pipes;

Sampling methodologies are discussed in Section 11.0;

Metallurgical recoveries are discussed in Section 13.0.

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Northwest Territories, Canada
NI 43-101 Technical Report

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Conventional concepts of sample preparation and analysis do not apply to diamonds. Diamonds from large samples must be physically separated from their host rock and evaluated on a stone by stone basis. To accomplish that, all bulk samples, from RC drilling or underground/surface operations, must be processed and the diamonds separated and collected. To do that, a sample plant is required. Sample plants are essentially scaled down process plants designed to handle a few tons to tens of tons per hour.

11.1	Bulk Sampling Methods

In the case of the Fox and Koala kimberlites, underground exploration drifts (and raises at Fox) were excavated into the pipes, primarily to provide additional information on the size distribution and value of the diamonds. The underground samples yielded large diamond parcels (more than 2,000 ct) for valuation purposes and, due to the large individual sample sizes (ca. 40 to 70 t each) and very close spacing of samples (ca. 3 m), provided key data on the effect of increased sample support on grade statistics and on spatial continuity of diamond grades.

Single-source open-pit, production-scale sampling is occasionally carried out through the use of the process plant. The plant is purged and cleaned of blended production prior to processing and a chain-of-custody system is used to ensure proper sampling quality assurance and quality control (QA/QC).

11.1.1	Koala

Phase 5 Low Grade RVK Unit

The deepening of the Koala open pit to 2,210 m elevation to remove barren Phase 4 woody siltstone kimberlite from the proposed underground low grade sub-level block caving zone presented an opportunity to collect a run-of-mine bulk sample of the underlying Phase 5 low grade RVK unit. The objectives of the sample program included:

To increase the parcel size utilized to better constrain the value estimate;

To provide metallurgical data for Phase 5 (previous data based on RC cuttings only);

To provide a local grade estimate within Phase 5.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

A portion of the Koala open pit bench 210-01 pattern exposed typical Phase 5 kimberlite and was prioritized for the bulk sample. Six Cat-777 truckloads of kimberlite (approximately 800 wet tonnes) were sampled and stockpiled near the sample plant. The Phase 5 material was processed at the sample plant using the same procedures used for the Phase 6 underground samples.

A total of 808.8 wet tonnes were crushed and processed. Moisture content was high (17.9%) due to concentration of water in the lowermost areas of the open pit. A total of 135.5 ct were recovered from 664 dry tonnes for an average grade of 0.20 cpt.

2050 Level

In mid 2005, an underground access drift was driven through the centre of the kimberlite pipe on the 2050 Level of the proposed Koala underground mine. Drift dimensions were approximately 4.5 m x 4.5 m. The total lateral advance of the bulk sample drift totalled 70.4 m with approximately 4,998 mucked (wet) tonnes over 21 rounds. Ten individual drift rounds (even rounds i.e. alternating, KBS2050-02 through KBS2050-20) were delivered one at a time to the mobile MMD1000 primary crusher by the underground haul trucks and D300 gravel trucks. In order to minimize contamination, these samples were either hauled directly from the underground heading to the MMD1000, or re-handled only once on a pad which was designed to eliminate contamination. Sized kimberlite was delivered directly from the crusher to the bulk sample plant by D300s with no re-handling. The odd numbered rounds (e.g. KBS2050-1) were placed in a composite stockpile and a representative sample (termed KBS2050-Blend) was excavated by mucking a slot through the long axis of this stockpile, and taking the material directly to the crusher.

For the 2003 Koala bulk samples, the concentrates were sorted by Ekati staff at the sorting and valuation facility in Yellowknife where personnel movement and product control are strictly monitored. Stone recovery data at this facility is collected on paper due to the security protocols for handling the product. In contrast to earlier samples (see above), these concentrates are screened during processing at the sample plant into the following fractions for each sample: +12 mm, -12+6 mm, -6+3 mm, and -3+1 mm X-ray parcels; and one all-sizes grease table parcel.

For the 2003 samples, all large -3+1 mm x-ray concentrate fractions were passed through a magnetic separator to reduce the concentrate fraction size and ensure higher quality picking. All non-magnetic materials were kept for sorting. Paramagnetic and magnetic lithologies were passed through the separator again to ensure no diamonds were deflected into the wrong bins. Paramagnetic and magnetic materials were kept and visually inspected for any diamonds, and then shipped to Kelowna for storage.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Phase 6 Kimberlite

For the Phase 6 kimberlite, 10 individual access drift rounds (sample weights range from approximately 120–250 wet tonnes) and a large composite (“blend”) sample (about 1,100 wet tonnes) were delivered to the mobile MMD1000 primary crusher by the underground haul trucks and D300s. The MMD 1000 primary crusher was utilized to reduce the kimberlite ore feed to minus 300 mm.

Initially, a direct crusher-to-sample plant scenario was used, but due to difficulty predicting delivery schedule a switch was made to storing crushed rounds outside of the sample plant. The material was subsequently fed to a jaw crusher by a rubber tired loader. The jaw crusher reduces the feed to minus 75 mm. The material was fed into the sampling circuit (CV03) where each round was weighed (wet tonnes) using a belt weightometer (accuracy of approximately ± 5%) and feed moisture samples were collected to determine average moisture percentage.

Dry tonnage was calculated using the wet sample weight and the moisture content. Estimates of granite and mudstone content were also completed each day by the metallurgical laboratory on the grab composite of plant feed. Sample tonnage and feed moisture data were collected for each round.

The processing circuit comprised crushing, scrubbing, sizing, heavy media separation and final diamond recovery using both X-ray sorting and grease table methods.

Phase 5 In-Pit Test and Phase 6 Underground Program

For the 2005 Koala bulk samples (including the Phase 5 in-pit test and Phase 6 underground program), all of the concentrates were sorted by the same highly trained geological technician under the direction of the Exploration and Resources Manager. This work was carried out in the recovery laboratory of the Ekati sample plant where personnel movement and product control are strictly monitored. All concentrate is screened during processing at the sample plant into the following fractions for each sample: +12 mm, -12+6 mm, -6+3 mm, -3+1 mm X-ray parcels, and one all-sizes grease table parcel.

The entire -3+1 mm X-ray concentrate fractions were passed through a magnetic separator to reduce the amount of concentrate and ensure higher quality picking. Para-magnetic and magnetic concentrate was passed through the separator again to ensure all diamonds are collected into the non-magnetic bin. All non-magnetic concentrate was carefully single picked and the paramagnetic and magnetic concentrate was quickly single picked. All concentrate, diamonds, and data sheet were then sealed as a parcel, weighed and shipped to the sorting and valuation facility, via weekly mine shipments, for a second pick.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

A qualified sorter at the sorting and valuation facility conducted a second pick on all of the concentrate and verified diamonds recovered from the first pick. All data were recorded on paper and, subsequently transferred to Excel spreadsheets and verified by a project geoscientist.

Approximately 99.5% of the diamonds (by weight) were extracted in the first pick. An external audit (third pick) was carried out on several complete sets of concentrates and the results indicate that the first and second sorts were very effective in extracting the diamonds from the sample concentrates.

For each separate kimberlite sample (i.e. round), all extracted diamonds from the first and second picks from all fractions were combined into a single batch for cleaning (acidization process). After the diamonds were cleaned, the recoveries from individual sample rounds were sized according to the Diamond Trading Company (DTC) size categories. The diamonds from each DTC category (e.g. -9+7 DTC) were then weighed and the data entered and verified by stock control.

Diamond breakage evaluation was completed on the final cleaned parcels. All 8 grainer (2 ct) and larger stones were described in terms of fresh diamond breakage. Fresh breakage was observed for a small number of diamonds from rounds KBS2050- 2, 4 and 6. The percentage of stones exhibiting fresh breakage surfaces ranges from 12.5% for KBS-2050-2 to 9% for KBS-2050-4 to approximately 4% for KBS-2050-6. No visible fresh breakage is apparent in the larger diamonds from rounds KBS-2050-8 through KBS-2050-12. There are limited data available on the blasting techniques utilized during mining of the production drift. It was concluded that diamond breakage is minimal within the sample plant itself and that the impact of blasting on diamond quality could be easily assessed using the sample plant.

The separate parcels were then combined to produce a single KBS-2050 parcel for the valuation of Phase 6. A total of 4,975 ct were obtained and size sorted into the DTC valuation size categories.

11.1.2	Koala North

A test pit was excavated in 2000 into the upper portion of Koala North between the top of the pipe (at ~2,430 m) and the 2,400 m elevation. The pit generated 47,000 dry tonnes of kimberlite at an average grade of about 0.5 cpt and producing approximately 25,000 ct. Mapping of the pit provided an accurate indication of the pipe outline and morphology at shallow levels.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

The material excavated from the pit was processed through the processing plant to provide a large parcel of diamonds for valuation purposes.

11.1.3	Misery

The diamond valuation data utilized for the NWT Diamonds project Feasibility Study for the Misery open pit mine was based upon advanced RC exploration programs in 1995. Drill hole intervals were combined into six samples by elevation range, varying in size from 109 ct to 791 ct. The individual samples were described and valued. In 2009, the samples were combined into a single parcel weighing 3,197 ct.

To obtain a larger and more representative population for Misery main pipe, a production test was carried out from 30 September to 7 October 2004. The feed source was the Misery low grade stockpile (dominantly mud-rich RVK). Approximately 47,000 dry tonnes of Misery-only kimberlite was processed through Ekati’s main process plant during the production trial period. A total of 71,062 ct were recovered during the entire trial period for a recovered grade (1.6 mm slot screen) of 1.52 cpt. The total diamond production from Day 3 and Day 4 (October 5–6, 2004) was kept separate for valuation. The parcel was cleaned and sized at the sorting and valuation facility in Yellowknife. The final cleaned/sized parcel totalled 33,578 ct.

A four hole RC drilling program was carried out in early 2008 in order to provide additional grade data for the deeper portions of the Misery pipe (below the final extent of the open pit). Diamonds recovered from the 15 m drill hole intervals were combined into parcels according to geological domain. The diamond parcels were cleaned and valued so that a qualitative comparison could be made between the diamond populations.

11.1.4	Pigeon

In 2009, a decision was made to collect a large bulk sample from the Pigeon Crater Domain (RVK). The test pit would allow for metallurgical testing of the Pigeon RVK kimberlite in the Ekati process plant and would increase the valuation parcel size to allow for a more robust valuation parcel (≥ 5,000 carats). Between January and May 2010, over one million wet metric tonnes of overburden was mined at Pigeon to allow the extraction of 45,000 wmt of RVK kimberlite. A total of 33,480 dry metric tonnes was subsequently batch processed in the main process plant, resulting in the recovery of 15,355 ct (0.46 cpt). The remaining kimberlite was stockpiled. This production diamond parcel was cleaned, sized and photographed in the sorting and valuation facility in Yellowknife.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

11.1.5	Jay

Two RC bulk sample campaigns have been completed at Jay to date, collecting 223 valid samples totalling 1,142 dry tonnes. Both RC programs were completed during the winter from the frozen lake surface by SDS Drilling (now Boart Longyear).

In 1996, five RC holes (J-01 through J-05) were drilled in the central to south-west portion of the Jay kimberlite. This program produced 535 ct from 34 valid samples totalling 198 dry tonnes of kimberlite. Samples were collected on 30 m intervals from 31.1 cm diameter (12 1/4 inch) RC holes. Sample volume estimates were made from down-hole calliper data. However, in two cases, the calliper tool did not reach the hole bottom. Samples without complete calliper data are considered invalid. As well, in some cases, valid samples inadvertently combined with slough or odex contaminated material have rendered them invalid. The samples were processed through an on-site dense-media separator; the concentrates were shipped off site to be processed and picked.

In 1996, two lithologic domains were interpreted from geological logging – an upper crater domain and a lower volcaniclastic, or diatreme domain. Samples were separated into two valuation parcels based on these domains (parcel #95 – crater, and parcel #96 – diatreme). Relogging since then has confirmed the 2008 three-domain model.

Large pieces of kimberlite from J-02 to J-05, slough-collected for bulk density and moisture measurements, provided the first dry bulk density estimates for grade estimates.

Eleven additional RC holes were drilling in 2006 (J-06 though J-17, J-13 abandoned) to create a roughly 50 m spaced grid across the pipe. The program produced 1,952 carats bringing the total parcel at Jay to 2,486 carats. Diamonds from the 2006 drilling were derived from 189 valid samples, totalling 944 dry tonnes of kimberlite, from 15 m sample intervals and 44.5 cm diameter (17 1/2 inch) RC holes. Sample volume estimates were made from down-hole calliper data, collected successfully for all samples.

11.1.6	Lynx

Bulk samples were taken of all kimberlite material obtained from the RC drill holes. All drill material from each 6 m interval of drilling was screened to plus 30 Tyler square mesh (> 0.425 mm) and collected in ~1 m3 bags. Samples, in five bag lots (30 m intervals), were then shipped to the on-site pilot DMS plant (Koala plant) and composited for processing. The purpose of collecting the relatively small samples (30 m composites) was to evaluate vertical as well as lateral variations in grade.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

11.2	RC Sampling Methods

All drill material is dewatered by screening to +30 Tyler square mesh (greater than 0.425 mm) and collected in 1,300 L bags. Samples are collected in three to five bag lots (12 to 30 m intervals), are then shipped to the on-site bulk sample plant where composites are prepared for processing. The purpose of collecting the relatively small samples (12 to 30 m composites) is to evaluate vertical as well as lateral variations in grade. The minimum sample size (2 to 3 t) facilitates efficient processing through the sample treatment plant and provides a representative grade sample.

Drill cuttings are composited over 12 to 30 m intervals (depending on hole diameter) to provide samples typically ranging from 5 to 9 t. This sample configuration was selected to ensure that the majority of samples yielded at least 30 diamonds to mitigate the effect of variable diamond particle size, while still providing a reasonable degree of vertical spatial resolution. Increased sample size would require longer samples that severely limit the resolution obtainable. The size of individual samples is relatively small and results in a high inherent nugget effect, typically ranging from 50 to 80% of the total variance.

In general, an initial 100 to 200 t sample is taken from each prioritized kimberlite pipe and, if encouraging results are obtained, more extensive sampling campaigns are undertaken to provide sufficient grade and diamond value data to support classification of Mineral Resources. The density and spatial distribution of RC drill holes between pipes varies considerably and depends on a number of factors including pipe size, geologic complexity and grade characteristics relative to economic cut-offs.

Ekati geological technicians are present at all times at the drill site and control on-site sampling. Their responsibilities include:

Quality control and assurance of accuracy for each sampling interval;

Recording significant changes in drilling conditions (e.g. squeezing, slough);

Observations of lithology;

Sample consistency and timing;

Controlling bag movement and timing at the drill and transport to the bulk sample plant.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Security personnel monitor the kimberlite sampling process to deter theft and/or spiking of samples.

11.2.1	RC Sample Tonnage Calculation

Measuring the total sample weight of kimberlite at the RC rig site is not possible because fine-grained kimberlite material and water are immediately screened off during the drilling process. Consequently, sample tonnes are estimated from sample volume (derived from calliper log data) and a corresponding dry bulk density value.

The theoretical volume (Vt ) of each sample are calculated as Vt = pi * r2 x h, where r is the radius of the drill bit and h is the height interval.

The estimated volume (Ve) of each sample is calculated from the calliper data. The volume of each 2.0 cm interval (disc) measured by the calliper is calculated using the above formula, with r being the hole radius as measured by the calliper tool. The total volume is then determined by summing the individual disc volumes over the length of the sample.

Calliper diameters that are smaller than idealised hole diameters indicate squeezing. For intervals affected by squeezing, data is corrected such that the minimum radius equals that of the idealised hole. For drill hole intervals with missing surveyed volumes or exceeding the limits of the calliper, volumes were estimated using the relationship between another callipered volume and relative sample weights within the same domain and where possible within the same drill hole.

Volume calculations are verified by experienced personnel to ensure that calliper data corresponds to the sample intervals and that appropriate correction procedures are applied.

11.2.2	Slough Diamond Allocation

Slough occurs when material falls from the drill hole wall to the bottom of the hole, where it is circulated to surface with the “as-drilled” material. Attempts to mitigate the influence of slough are managed by collecting separate slough bags, which are processed separately, whenever sloughing is suspected. Sloughing may be indicated when more material than the ideal is collected over a given interval of drilling. The slough diamonds recovered are allocated to the overlying samples in the drill hole. The Ekati geological technician monitors and controls the collection of slough bags.

Calliper diameters that are larger than the idealised hole diameters indicate sloughing. The discrepancy between theoretical and estimated volumes provides an indication of the degree of sloughing of the drill hole and is called the slough factor (S%). S% is calculated as S% = 100* (Ve – Vt) / Vt..

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Diamonds from slough samples as carats (ct slough) and number of stones (# slough) are allocated to the overlying RC samples in proportion to the amount of sloughing that has occurred (S%) and the number of carats and stones collected in the interval (Ctsample, #sample). An allocation factor (AFCtsample, AF#sample) is calculated for each sample as follows, where Σ is the sum of all samples to which the slough diamonds will be allocated:

AFCtsample = (S% sample / ΣS%) x (ct sample / ΣCt);

AF#sample = (S% sample / ΣS%) x (# sample / Σ#).

The number of slough carats and stones allocated to each sample (Ctslough per sample,#slough per sample) is calculated as follows:

Ctslough per sample = ct slough x (AFCt sample / ΣAFCt);

#slough per sample = # slough x (AF# sample / ΣAF#).

Ctslough per sample and #slough per sample are added to the results of each sample to produce an adjusted carat weight and stone count for each sample (AdjCtsample, Adj#sample).

AdjCtsample = Ctsample + Ctslough per sample;

Adj#sample = #sample + #slough per sample.

11.3	Sampling

The drill sample collection process is designed to ensure that a representative, unbiased and uncontaminated sample is collected intact at the drill. A closed-loop circulation system is used for undersized material and water. This allowed larger and deeper holes to be drilled as the drill hole wall could be conditioned with products that prevented the walls from collapsing prior to reaching the target depth. RC drilling has been noted as a potential source of stone damage from the bit itself or high-pressure transport around sharp corners.

A study comparing the Misery RC parcel to the Misery production parcel showed a slight increase in breakage; however, breakage is deemed too insignificant to incorporate into grade estimation. Preliminary tests were carried out in early RC programs (winter 1993) but were discontinued due to the difficulties encountered in the picking of the tracer diamonds.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Diamonds are recovered and weighed from each sample using duplicate processes at every point to minimise loss (recirculating oversize through the sample plant, duplicate X-ray sorting and duplicate hand-picking). The errors detected from these processes are not quantifiable.

Density tracer beads are used to monitor and adjust the density of the heavy medium in the sample plant and ensure efficient recovery of heavy mineral concentrates from grade samples. To control the effectiveness of diamond extraction, the tailings concentrate fractions have been audited for missed stones with an additional X-ray pass and a double grease table pass. Hand sorting is an efficient method of diamond recovery from concentrate and concentrates are routinely double picked (by different sorters). Third pass auditing has been useful to confirm hand sorting efficiencies.

The concentrates were sorted by trained Ekati technicians in areas where personnel movement and product control are strictly monitored, either at the sorting and valuation facility in Yellowknife or at the Ekati sort house (final recovery area). Sorting of non- magnetic material was conducted in two passes by having a second sorter audit the first sorter. The first sorter picks the entire size fraction of a given sample and records the count. The second sorter re-picks the entire size fraction of a given sample to make sure no stones have been missed, and weighs all stones for that sample found. These data are recorded in GBIS.

Diamonds from individual samples are sized using Pierre round aperture sieves to provide stone size distribution information. Picking data are double checked for accuracy during the sieving procedure as the inventory of sieved stones is verified against the picked stone data through a recount and reweigh. Stones are sieved in a manner as to reduce the risk of losing small stones. After sieving, all size fractions are recombined, recounted, and reweighed. This final total is compared with the sum of all Pierre size fraction counts and weights and the initial weight and count for verification that no stones have been lost or miscounted.

Once audited by two grease table passes, remaining concentrates from bulk sampling are disposed (+4 mm sized heavy concentrate retained for research purposes). The valuation parcels are stored at the Yellowknife Sorting and Valuation Facility.

11.3.1	Stone Size Cut-off

The collected and processed RC samples were treated with 0.5 mm slot aperture de- gritting screens (effective cut-off of 0.5 mm). The following factors are considered in selecting the grade estimation method (carat weight versus stone density):

Variable stone size distribution for different geological units;

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Relatively small RC sample size (generally 5 to 7 tonnes);

Predominantly 30 m sample compositing, though composites could range from 12 to 30 m;

Internal geological complexity;

Pilot plant size cut-off changes;

Application of production plant recovery factors (small stone size losses) and enabling an equivalent diamond value per carat useable for economic study.

The carat weight method best satisfies the criteria above and is utilised for all Ekati grade estimates. The method is simply based on total carat weight for all diamonds retained on a circular 1 mm aperture sieve divided by the estimated total sample weight (dry tonnes).

11.4	Sampling Error

Sampling error has the potential to cause over- or under-estimation of grade. For both RC and drift bulk samples, it is typically not possible to measure fundamental grade sample error (e.g. check assays) as the entire sample is processed.

The majority of exploration samples were processed with a 1.0 mm slot de-gritting screen. The exceptions are the 1995 RC samples (Misery, Jay, Sable), which were processed utilizing a 0.5 mm slot de-gritting screen; and the 2008 Misery samples, which were processed utilizing a 1.2 mm slot de-gritting screen. Although all final parcels are screened at 1.0 mm (circular aperture) and only the +1.0 mm diamonds are reported, there is a minor error associated with the different de-gritting screens.

Dominion considers that the precision of the diamond weight estimates is high, because concentrates are double picked by different qualified sorters and audits are undertaken on the double picked concentrates. A detailed audit report was completed by BHPB for the 2006 underground drift sampling at Koala. Results were the weight percentage of stones recovered in third picks (generally coated, fibrous and\or small) is generally less than 0.5%.

Recovered diamonds from RC samples are weighed after the sorted diamonds are combined from the various fractions (e.g. X-ray and grease table passes) for each drill hole interval. Diamonds are then sieved with Pierre sieves (circular aperture) prior to weighting. Recovered diamonds weights are recorded in carats to two decimal places. The balances used are subjected to regular testing every twelve months by a technician from the Fisher Scientific office located in Edmonton, Alberta. Balances are recalibrated biweekly on average and following any move or displacement.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

There is a small error introduced for the RC grade samples as the diamonds are not cleaned for individual drill hole intervals. Diamonds are cleaned after the smaller drill hole interval samples (i.e. RC grade samples) are combined into parcels related to geologic domains. Combined RC sample parcels are then sorted by size and quality for diamond value estimates. Sample error can arise from the non-allocation or misallocation of slough diamonds in RC drill holes. The potential error resulting from misallocation of slough diamonds is considered to be a small fraction of the total slough diamond carat weight due to the reallocation procedure described previously.

RC sample grades are stated as weight per volume (carats per cubic metre) to three decimal places for analysis and estimation. The accuracy of the RC drill hole volume estimates are therefore critical to the reported RC sample grade.

11.5	Density Determinations

Samples are taken from core holes for determination of dry bulk density (DBD) and moisture content of host rock and kimberlite. The samples were not coated or wrapped prior to weighing in water which can introduce a measurement error for samples that were unusually porous.

Sample spacing has historically varied from 1 m to 10 m in kimberlite (generally 2–3 m intervals) and every 5 to 10 m in host rock.

The procedure used is as follows:

60 mm samples are weighed in air (mair) and water (mwater);

20 mm samples are crushed and re-weighed in air (m);

20 mm samples are dried in oven for 24 hours and re-weighed (mdry);

Moisture content (%) calculated as: w = 100 * (m - mdry) / m ;

In situ (wet) bulk density calculated as: BDwet = mair / (mair - mwater);

Dry bulk density (BDdry) calculated as: BDdry = BDwet * (1 – w/100).

Dry bulk density in wall rocks is determined using similar methods to those employed for drill core; however the sample spacing is determined by one sample per representative geologic unit, and by lithologic distribution.

11.6	Sample Plant Operations

Until 2003, all samples used for grade and value estimates were processed through a pilot processing plant at Koala Camp. Concentrate was shipped to Reno, Nevada where it was processed and picked by experience personnel. In 2003, the pilot plant was dismantled and the site was reclaimed. An improved on-site sample plant was constructed within the main Process Plant and was commissioned in early 2003. RC drill samples and run of mine bulk samples were processed in the sample plant to provide grade and diamond size distribution/quality data.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

The sample plant is essentially a scaled-down version of the Ekati process plant with similar process flow design. The primary difference between the process plant and the sample plant is the cut-off size; a cut-off size of 1.2 mm is used at the process plant, whereas the sample plant cut-off size can be changed at any time depending on the samples being processed. RC samples are generally processed using1.0 mm slot de-grit screens.

Another difference between the process plant and sample plant is the absence of magnetic separation (both wet high intensity magnetic separation (WHIMS) and high intensity magnetic separation (HIMS)) in the sample plant.

The sample plant consists of five modules: crushing, feed preparation, heavy media separation, recovery and thickening:

Crushing: Run-of-mine (ROM) bulk samples are sized to 100% -300 mm through the MMD 1000 sizer before it is delivered to the sample plant. The -300 mm sized material is delivered to the sample plant where it is crushed to -75mm by a toothed jaw crusher. The crushed material is further reduced to -40 mm by a galaxy sizer before it is pumped to the feed preparation circuit. RC samples are not run through the jaw crusher, but go through all other crushing steps;

Feed Preparation: the galaxy sizer product is scrubbed through a 6 ft x 8 ft scrubber before it is washed and sized on the feed preparation screen as follows:

− Any +20 mm material is sent to the cone crusher for size reduction to -8 mm;

Any -20 +1 mm material is sent to HMS circuit;

Any -1 mm material is sent to the desand circuit;

Heavy Media Separation (HMS): -20+1mm material is pumped to the HMS circuit. The material is first washed before it is mixed with ferrosilicon slurry having a specific gravity of 2.65 and fed to a cyclone at 160 psi. The heavy SG material is recovered as sink material and sent to the recovery circuit as HMS concentrate. The light SG material is rejected as float material. -6+1 mm float material is rejected as tails while +6 mm float material is recrushed through a double roll crusher (DRC) to -4 mm. The recrushed product from the DRC is fed back to the feed preparation for another round of processing. The ferrosilicon slurry is washed from the float and sink material and recovered by a magnetic separator;

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Recovery: The HMS concentrate is pumped to a dewatering screen before it is stored in a bin for later processing through the recovery circuit. The dewatered HMS concentrate is processed through a two-pass flow-sort X-ray unit, the flow is controlled to produce a monolayer to avoid shadowing. The X-ray tails are processed through a grease table before it is rejected as coarse tails on CV05;

Thickening: all -1 mm effluent from the feed preparation and HMS circuits is pumped to the desand circuit where it is processed through a cyclone. The cyclone overflow (D80 of 100 µm) is fed to the thickener. The cyclone underflow is dewatered through 0.5 mm aperture screen. The -0.5 mm effluent is sent to the thickener while the +0.5 mm material is rejected to coarse tails conveyor. Coagulants (Magnafloc 156™) and flocculants (Magnafloc 356™) are used in the settling of fine tails in the thickener. The overflow water is recycled and reused in the sample plant.

Figure 11-1 illustrates the typical sample plant recovery process from a run of the mine sample to sorting and valuation.

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Ekati Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Figure 11-1:	Sample Plant Flow Sheet

RC Sample Bags
Hopper
Feed Conveyor
-75mm
Galaxy Sizer
-40mm
Scrubber
-40mm
Feed Preparation Screen
+20mm
Cone Crusher
Crush to -8mm
-1.2mm
Overflow
Desand Cyclone
Underflow
Thickener
Process Water
Overflow
Underflow
Fine Tailings
Desand Screen
-0.5mm
-1.2mm+0.5mm
Coarse Tailings Conveyor
(CV-005)
-20mm+1.2mm
Effluent to Feed Prep Screen
-0.5mm
HMS Feed Prep Screen
High Pressure Rolls Crusher
Crush to -4mm
Floats
HMS Circuit
+6mm
+1.2mm
Coarse Tailings
Sinks
+1.2mm
Concentrate Storage
(buckets or Bins #3/4)
X-Ray Tails
(stored and sealed in drums)
Grease Table
Non-Fluorescent
X-Ray Sorting
(2 Passes)
Scrapings
Fluorescent
Ejected material
Grease Table Concentrate
(stored in cabinet #1 or #2)
X-Ray Concentrate Concentrate
(stored in cabinet #1 or #2)
Sorting and Valuation
(By Exploration group and SVF)

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Ekati Diamond Mine
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Prior to 2003, concentrate from the Koala pilot processing (DMS) plant was delivered in sealed drums to a BHP Billiton diamond recovery plant in Reno, Nevada. Initial processing of the concentrates derived from the DMS plant was similar that described above and screened samples into three different size fractions (+4 mm; -4+2 mm; 2+1 mm or -2+0.5 mm).

Diamond concentrates were produced for each of these fractions using X-ray sorting (Flow Electronics XR 2/19 SW, wet feed type, two-channel, single-pass sorter machine) with the X-ray tails being processed over grease tables to recover non- fluorescent diamonds. A minimum of two passes through the X-ray sorter and grease tables was required and the machine was spiked for quality control prior to each run using X-ray luminescent tracers to monitor diamond recovery efficiency. Grease table audits of the X-ray rejects and random triple manual picking audits of the concentrates result in minor recoveries of small stones. Results of the audits are not applied to the grade data (as the audit data is limited to a small number of samples) and are only used for QA/QC purposes.

All diamond concentrates (pre- and post-2003) from the X-ray sorter and grease tables are dried and weighed, and are double picked for diamonds by experienced diamond sorters with training in diamond identification. X-ray and grease table diamond quantities and weights are recorded separately.

After the diamonds are extracted, weighed, and counted, the diamonds are then screened into size fractions and the sieved fractions are weighed and counted. A bottom screen cut-off of 1.0 mm (circular aperture) is utilised for exploration diamond parcels. The total carat weight per sample (pre-cleaned) is used for grade estimation. Individual sieve data are used to address any anomalous stone size distributions and investigate for the effects of large stones within a sample.

The stones from each sample are grouped together and acid cleaned to remove silicate contaminants and coatings on diamond. The cleaned diamonds are re-sieved and described in terms of size, colour, colour intensity, shape, and clarity by trained diamond geologists. Parcels are then sized into Diamond Trading Company (DTC) sales categories and are shipped to the Antwerp marketing office for detailed valuation by trained diamond sorting staff and for storage.

11.7	Quality Assurance and Quality Control

Prior to running a sample through the sample plant, a visual inspection of the equipment is performed by certified sample plant technicians, especially screens to replace worn panels; the screens are also washed to mitigate contamination between samples.

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The gap of the cone crusher is monitored to produce -8mm material and the double roll crusher to produce -4mm material. Tracer tests are frequently performed on the heavy media separation (HMS) circuit and on the recovery circuit to monitor their efficiency. Once processed, the samples are kept until the results are known as another pass might be required if there’s a reason to believe that the results are not right.

A grease table is prepared and cleaned for each sample as well as recovery bins are emptied. The x-ray and grease table concentrate are transferred to the sort house and double picked by highly qualified diamond sorters in order to recover all the diamonds.

After valuation from the Antwerp office, the diamonds parcels are sent back to the sorting and valuation facility (SVF) in Yellowknife and kept indefinitely and available for further analysis.

11.8	Databases

11.8.1	Database Management

Through a site-wide Records Information Management (RIM), records management policies and systems are leveraged to help manage information in a way that protects Dominion from risk. The tool being employed at Ekati to administer RIM is a digital filing system. All non-digital information relevant to the Mineral Resource has been scanned and is stored in this system.

BHP Billiton formerly used a Documentum™ database.

All digital data not compatible with Ekati’s digital filing system (e.g. Vulcan™ files) are stored on file servers at Ekati and Yellowknife. Incremental backups are performed daily, weekly, and monthly. Backup media is stored in fire-proof secure storage on site, and includes only files which have changed since the previous backup. Metadata, documentation, and security/redundancy subroutines are employed to secure the data and to maintain an audit trail of the deposit database. E-mail is employed for data change management.

In 2006, former GEMCOM™, MS-Excel™, and MS-Access™ based data (legacy data) were transferred to a GBIS™ database that was commissioned to act as a central repository for all geologic data. This was a specific project that was generated from a mine planning evaluation in 2005 and also supported by BHP Billiton company recommendations (Project Development Services). This replaced the previous spreadsheet-based registers of geological data. This secure method of storage was a significant improvement to managing data from more diversified sources (exploration to mine operations), and working with data across three physical office locations and multiple network drives.

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User-level security to read, write, change and delete master data for all systems is controlled by user profiles determined at log in to the network. The permissions granted to each user are determined by persons responsible for the software or database and maintained in a matrix. Requests for new or changed access are submitted to the outsourced technology services provider by the responsible team lead, routed to the responsible person for review and, if approved, returned to the information management service provider as a work order. The matrix is then updated by the responsible person and stored in the document management system. To ensure records are current and that access permissions are appropriate, the matrix is reconciled on an annual basis with the records of the outsourced technology service provider to ensure that the integrity of the software and database is maintained.

The drill hole database (GBIS™) is the collection point for geologic and geotechnical data. Verification of data is controlled through a series of look up tables and calculations imbedded in the software. Access to the look up tables is limited to selected users. An audit database operates in conjunction with GBIS™, and tracks any changes, additions, or deletions with user ID and times recorded.

Legacy data were progressively uploaded in 2008 from existing spreadsheets and Access™ data files. Grade data has yet to be transferred into GBIS™ and is by individual deposit-level ISIS™ databases. Verification of database contents is achieved through routine database checks and visual inspection in Vulcan™.

Security of the database is maintained through permissions determined at log in by each user. Permission to the drill hole database and Vulcan™ work areas is determined by the users job group, and identified in a matrix. The changes are requested by work order to the IM service provider.

No external audits have been conducted on the drill hole database. Resource models are centralized on a server and handover is managed through a sign off of a presentation outlining significant changes to the model. The sign off sheet and a copy of the handover presentation are retained.

11.8.2	Geological Data

Data are recorded into common industry software system known as GBIS™. GBIS™ is an SQL™ based data-capture system, parsed using automated calculation and visual review, and made available for required review. In the past, data was captured in a variety of formats including paper, Excel™, and PDA/Access™. Paper files per hole are filed both at Ekati and have been scanned and stored in Dominion’s document management system. Transcription errors are first reduced by double checking keyed data. GBIS™ data are validated and rechecked by logical routines for transcription errors, out of range errors, and down-hole sequencing.

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The preservation of intact pipe wall and pipe stratigraphy drill core intersections is also important as support to the geological logging stored in the electronic database, and these physical core intersections are retained at the Ekati core logging facility.

11.8.3	Survey Data

Down-hole survey data are currently stored in GBIS™ whereas legacy data which has yet to be imported into the database are stored in Vulcan™ databases and Excel™. Certain short holes and certain drill holes that do not define resource boundaries were not surveyed.

Downhole survey data that is collected through Maxibor or gyroscope, is verified in the field, immediately following collection. The data is matched with survey (RTGPS method) collar data, and uploaded electronically into the database by the data collector. The results are further verified by drill hole plots and sections. Raw downhole survey files are retained by hole and stored with the drill core photos and/or other non- database related information. Single shot (EZ Shot) survey data is added to the database manually after corrections are applied for magnetic declination.

11.8.4	Grade Data

All sieve data are entered in GBIS™ with built-in quality control measures, verified by a second party, and total stone counts and weights (carats) per sample are calculated using GBIS™. Legacy grade data is maintained in a series of Vulcan™ files by pipe. These are stored on the file server. Limited access to the files is attained through methods described in Section 11.8.1.

11.8.5	Physical Properties Data

All electronically collected data (i.e. calliper, downhole geophysical surveys), is uploaded directly to the GBIS™ database through a series of macro developed as part of the system design. The raw data files are stored in individual drill hole folders. All other data that is associated with the holes, is entered directly into GBIS™ by qualified personnel. Generally the personnel are hired and trained by Dominion, however, occasionally contractors are employed to log specific holes on a project basis. Data verification and checking procedures have been described earlier in Section 11.8.1.

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11.9	Sample Storage

Core is stored at Ekati in a large sprung structure or outside on pallets. Development and delineation holes are stored on-site; kimberlite is kept in the core storage sprung for protection from the elements, while wall-rock is stored outside at the mine site as it can withstand harsh weather conditions and freeze-thaw cycles.

The core logging facility is located adjacent to the core storage sprung structure. Up to 2,000 m of core can be fed into the core logging facility and, if frozen, is thawed then logged on a roller conveyor system.

Reverse circulation chip samples are also stored at the Ekati core logging facility in water tight containers for future reference.

11.10	Sample Security

A card-locked door controls the access to the sample plant and strategically installed cameras operate in sensitive areas such as the recovery plant, the sample plant is a high-risk area where 100% of the employees are searched by a security officer prior to exiting the area.

For each sample, the X-ray concentrate and the grease table goods are transferred to the sort house for diamond sorting. Each sample is kept separate from the process plant goods and individually labelled for shipment to the sorting and valuation facility located in Yellowknife. The sample goods are individually sieved and cleaned in Yellowknife and then sent to Antwerp for valuation.

The sample plant facility is a high-security area with similar protocols to the main plant recovery area.

During RC drilling programs for large-scale samples, the RC drilling area is monitored by an Ekati site security officer and access is limited to essential personnel only.

11.11	Valuation Parcels

11.11.1	Koala

Valuation parcels used to constrain the Koala underground project (Phases 5, 6 and 7) include RC drilling samples, underground drift sampling at approximately the 2050m (50 m rsl) level (samples were taken during the feasibility study) and run-of-mine (ROM) samples from the lowermost open pit and underground development rounds.

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The Phase 5 (RVK) valuation is based on stone size distribution from RC drill hole intervals and ROM open pit sampling of the Phase 5 kimberlite. The total parcel size for the stone size distribution data set is 436 carats.

The methodology used for estimating diamond recovery in the main process plant relative to the exploration samples (sample plant) is provided in Section 13.2.

The approach for diamond value estimation for Phase 5 was to apply diamond price data from the complete Koala data set (all phases; 5,708 carats) to industry standard DTC size categories (-3+1 DTC, -5+3 DTC, -7+5 DTC, -9+7 DTC, -9+11 DTC, all +11 DTC categories). The average price data is used in combination with the stone size distribution data specific to Phase 5 and the partition factors for each size category to enable diamond reference values and recoveries to be calculated for several possible main process plant de-grit slot sizes (Table 11-1). Note that a coarseness factor of 5% is applied for Phase 5 due to the small parcel size (larger diamond sizes are under-represented in this diamond population).

The diamond reference values as shown in Table 11-1 correspond to the May 2012 reference price book utilised by BHP Billiton, who were operator at the time. The data were then adjusted to 31 December 2012 prices using Ekati sales data.

The diamond reference value for Koala Phase 5 (end December 2012) at a 1.2 mm slot screen cut-off is US$358 per carat with a modelled diamond recovery of 93%. The recovery factor is used to estimate Mineral Reserve grades.

Table 11-1:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Koala Phase 5 (RVK)

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)
$614	+11	41.2	41.2	41.2	41.2	41.2
$113	-11+9	15.6	15.6	15.6	15.3	13.7
$119	-9+7	12.7	12.7	12.1	9.5	6.4
$95	-7+5	21.1	19.4	10.2	5.3	1.6
$79	-5+3	8.4	3.8	0.4	0.0	0.0
$38	-3+1	1.1	0.1	0.0	0.0	0.0
	Recovery	100%	93%	79%	71%	63%
+5% factor	US$/ct	$328	$347	$389	n/a	n/a

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The Phase 6 (VK) valuation was based on the stone size distribution data and valuation data of a 4,975 carat parcel obtained from underground drift sampling. The approach taken was very similar to that described above for the Koala Phase 5 estimate. A coarseness factor was not applied due to the large parcel size available to constrain this kimberlite domain (Table 11-2).

Table 11-2:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Koala Phase 6 (VK)

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)
$625	+11	54.3	54.3	54.3	54.3	54.3
$113	-11+9	12.3	12.3	12.3	12.0	10.8
$118	-9+7	9.1	9.1	8.6	6.8	4.5
$96	-7+5	17.8	16.4	8.6	4.4	1.3
$81	-5+3	5.5	2.5	0.3	0.0	0.0
$38	-3+1	1.1	0.1	0.0	0.0	0.0
	Recovery	100%	95%	84%	78%	71%
	US$/ct	$386	$404	$442	n/a	n/a

The diamond reference values as shown in Table 11-2 correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data.

The diamond reference value for Koala Phase 6 (31 December 2012) at a 1.2 mm slot screen cut-off is US$415 per carat with a modelled diamond recovery of 95%. The recovery factor is used to estimate Mineral Reserve grades.

The Koala Phase 7 (VK/MK) valuation is based on stone size distribution from underground development run of mine sampling of the Phase 7 kimberlite. The total parcel size for the stone size distribution data set is 368 carats. The same approach was used in modelling the average reference values and recovery estimates as for the Koala Phase 5 kimberlite (see Table 11-3).

The diamond reference values as shown in Table 11-3 correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data.

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Table 11-3:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Koala Phase 7 (VK/MK)

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)
$614	+11	58.0	58.0	58.0	58.0	58.0
$113	-11+9	13.6	13.6	13.6	13.3	12.0
$119	-9+7	10.1	10.1	9.6	7.6	5.0
$95	-7+5	15.3	14.0	7.4	3.8	1.1
$79	-5+3	3.0	1.4	0.2	0.0	0.0
$38	-3+1	0.1	0.0	0.0	0.0	0.0
	Recovery	100%	97%	89%	83%	76%
	US$/ct	$400	$410	$440	n/a	n/a

The diamond reference value for Koala Phase 7 (31 December 2012) at a 1.2 mm slot screen cut-off is US$422 per carat with a modelled diamond recovery of 97%. The recovery factor is used to estimate Mineral Reserve grades.

11.11.2	Koala North

For initial estimation purposes, the value per carat was based upon a production test on the 430 m bench of the Koala North open pit which was carried out in November 2000. The major kimberlite domain characterizing the uppermost Koala North pipe (resedimented volcaniclastic kimberlite) extends to the underground levels. The 430 m bench is to equivalent to 2430 L (i.e. approximately 90 m above the remaining UG in- situ resource). The Koala North only production was separately recovered and was cleaned and sorted at the Yellowknife sorting and valuation facility. The process plant bottom size screen cut-off was 1.2 mm slot.

A total of 54,748 wet tonnes (47,743 dry tonnes) were processed with 20,702 carats of X-ray recoverable diamonds being collected. An additional 2,965 carats of X-ray non- recoverable diamonds were collected from the grease table. Total product (prior to cleaning) attributable to the Koala North Test Sample equalled 23,667 carats. The final cleaned parcel was riffled and the BHP Billiton portion (14,207 carats) was sent to Antwerp for valuation prior to sale.

As the test parcel was sold, the reference valuation was done on an earlier price book and was rebased to May 2012 pricing using market movement of typical Ekati goods. There are two small Koala North exploration parcels (total of 235 carats) which are available for examination for diamond quality assessment.

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The diamond reference values as shown in Table 11-4 correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data.

Table 11-4:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Koala North

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)
$649	+11	53.6	53.6	53.6	53.6	53.6
$212	-11+9	14.6	14.6	14.6	14.3	12.8
$131	-9+7	10.5	10.5	10.0	7.9	5.2
$87	-7+5	17.8	16.3	8.6	4.4	1.3
$35	-5+3	2.8	1.2	0.1	0.0	0.0
$15	-3+1	0.9	0.1	0.0	0.0	0.0
	Recovery	100%	96%	87%	80%	73%
	US$/ct	$409	$423	$460	n/a	n/a

The diamond reference value for Koala North (31 December 2012) at a 1.2 mm slot screen cut-off is US$435 per carat with a modelled diamond recovery of 96%. The recovery factor is used to estimate Mineral Reserve grades.

11.11.3	Fox

The Fox (TK) valuation was based on the stone size distribution data and valuation data of a 2,062 carat parcel obtained from an underground exploration drift at an approximate elevation range of 175–200 m (near current pit bottom). The approach is very similar to that described above for the Koala Phase 6 estimate. A coarseness factor was not applied due to the relatively large parcel size available to constrain this kimberlite domain (Table 11-5).

The diamond reference values as shown in Table 11-5 correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data.

The diamond reference value for Fox (31 December 2012) at a 1.2 mm slot screen cut-off is US$312 per carat with a modelled diamond recovery of 95%. The recovery factor is used to estimate Mineral Reserve grades.

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Table 11-5:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Fox TK Phase

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)
$475	+11	47.9	47.9	47.9	47.9	47.9
$143	-11+9	15.9	15.9	15.9	15.6	14.0
$161	-9+7	11.6	11.6	11.0	8.7	5.8
$104	-7+5	19.0	17.5	9.2	4.8	1.4
$77	-5+3	5.2	2.3	0.3	0.0	0.0
$38	-3+1	0.4	0.0	0.0	0.0	0.0
	Recovery	100%	95%	84%	77%	69%
	US$/ct	$293	$303	$330	n/a	n/a

11.11.4	Misery

The analysis of Misery exploration parcels confirms that the diamonds exploitable from the deeper portion of the pipe considered for mining by the internal pre-feasibility have similar quality characteristics to the diamonds in the upper portion of the ore body that were mined by open pit between October 2001 and December 2003, and were recovered during processing from stockpiles up until November 2007.

The diamond valuation data utilized for the internal feasibility study for the Misery open pit mine was based upon advanced RC exploration programs in 1995. Drill hole intervals were combined into six samples by elevation range, varying in size from 109 carats to 791 carats. The individual samples were described and valued. In 2009, the samples were combined into a single parcel weighing 3,197 carats.

To obtain a larger and more representative population for Misery main pipe, a production test was carried out from 30 September to 7 October 2004. The feed source was the Misery low grade stockpile (dominantly mud-rich RVK). Approximately 47,000 dry tonnes of Misery-only kimberlite was processed through Ekati’s main process plant during the production trial period. A total of 71,062 carats were recovered during the entire trial period for a recovered grade (1.6 mm slot screen) of 1.52 carats per tonne. The total diamond production from Day 3 and Day 4 (October 5–6) was kept separate for valuation. The parcel was cleaned and sized at the sorting and valuation facility in Yellowknife. The final cleaned/sized parcel totalled 33,578 carats.

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The complete Misery Day 3–4 diamond parcel (33,578 carats) was detail value sorted at the BHP Billiton Diamonds Antwerp office in December 2004. A total of 953 value categories (price points) were distinguished for Misery within the standard DTC size categories. The diamond quality profile from the Misery production test data set is shown in Figure 11-2.

Figure 11-2:	Diamond Quality Profile for Misery Production Parcel (up to 5 carat categories)

The average price per carat data (for each DTC size category) were applied along with the size distribution data for the 1995 exploration samples and process plant recovery factors to obtain the average carat value at 1 mm, 1.2 mm and 1.6 mm slot screen sizes. In May 2011, the original 2004 value data were re-indexed to the updated reference diamond value at May 2012 (note: the Misery production parcel was sold in 2007 and thus not available).

Due to uncertainty in price point determination of the -7 DTC (small diamond) categories, the -7+5 DTC and -5+3 DTC categories for the existing valuation parcels (1995 and 2008 RC parcels) were resorted for quality (additional price points). The price data set utilized for the reference value estimate comprises the re-indexed production data and the re-sorted exploration parcels. This includes an additional factor of +$7.65 per carat (at 1.2 mm slot screen) for unusual high value large yellow fancy diamonds that are unique to Misery (Figure 11-3).

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Figure 11-3:	Large Fancy Yellow Diamonds from Misery Production (46.5 carats – left, 23.9 carats – right).

The impact of the yellow fancy diamonds was estimated by the BHP Billiton Antwerp marketing group. The total value of yellow fancy diamonds during production from Misery using a single slot screen size (1.6 mm) was estimated for the period October 2006 to June 2007. The total value of Misery fancies ($16.4 M during the sales period) was then divided by the total estimated Misery production (1.61 million carats) to provide the estimated value add for the Misery fancies ($10.80 per carat at 1.6 mm cut-off). The value add factor for the Misery yellows was then pro-rated according to the higher overall recoveries modeled for the other cut-off sizes.

The diamond reference values as shown in Table 11-6 correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data.

The diamond reference value for Misery (31 December 2012) at a 1.2 mm slot screen cut-off is US$112 per carat with a modelled diamond recovery of 88%. The recovery factor is used to estimate Mineral Reserve grades.

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Table 11-6:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Misery Main Pipe

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm	1.0 mm
$/ct	DTC #	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)
$234	+11	15.8	15.8	15.8	15.8	15.8	15.8
$70	-11+9	11.8	11.8	11.8	11.8	11.5	10.4
$72	-9+7	10.8	10.8	10.8	10.2	8.1	5.4
$66	-7+5	25.3	24.8	23.3	12.3	6.3	1.9
$45	-5+3	19.0	13.3	7.8	0.9	0.0	0.0
$40	-3+1	17.4	4.7	1.7	0.0	0.0	0.0
	Recovery	100%	81%	71%	51%	42%	33%
	Relative to 1 mm slot		100%	88%	63%	n/a	n/a
	US$/ct	$91	$102	$110	$131	n/a	n/a

11.11.5	Pigeon

The Pigeon diamond valuation estimate is based on the combined diamond value dataset from a production parcel (15,355 carats) obtained from a trial pit in early 2010 and smaller RC drilling diamond parcels (612 carats). The diamond size distribution data from RC drilling campaigns sampling two kimberlite domains (RVK and MK) are used in combination with the overall price data to estimate domain specific average diamond values and recovery factors. Studies of distinct parcels from different areas of the pipe indicate similar diamond size distribution (slightly coarser for the RVK domain) and similar diamond characteristics. The Pigeon RVK phase is volumetrically more significant within the current mine plan.

The diamond reference values for Pigeon RVK and Pigeon MK as shown in Table 11-7 and 11-8, respectively correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data.

The diamond reference value for Pigeon RVK (31 December 2012) at a 1.2 mm slot screen cut-off is US$217 per carat with a modelled diamond recovery of 88%. The diamond reference value for Pigeon MK (31 December 2012) at a 1.2 mm slot screen cut-off is US$195 per carat with a modelled diamond recovery of 83%.

In both cases, the recovery factor is used to estimate Mineral Reserve grades.

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Table 11-7:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Pigeon RVK Phase

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)	Fraction (%)
$366	+11	38.6	38.6	38.6	38.6	38.6
$95	-11+9	16.0	16.0	16.0	15.7	14.1
$103	-9+7	10.5	10.5	9.9	7.8	5.2
$89	-7+5	19.6	18.1	9.5	4.9	1.5
$66	-5+3	10.0	4.5	0.5	0.0	0.0
$38	-3+1	5.3	0.5	0.0	0.0	0.0
	Recovery	100%	88%	75%	67%	59%
	US$/ct	$193	$212	$235	n/a	n/a

Table 11-8:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Pigeon MK Phase

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction %	Fraction %	Fraction %	Fraction %	Fraction %
$366	+11	30.0	30.0	30.0	30.0	30.0
$95	-11+9	14.9	14.9	14.9	14.6	13.1
$103	-9+7	10.4	10.4	9.9	7.8	5.2
$89	-7+5	22.7	20.8	11.0	5.7	1.7
$66	-5+3	13.0	5.9	0.7	0.0	0.0
$38	-3+1	9.0	0.9	0.0	0.0	0.0
	Recovery	100%	83%	66%	58%	50%
	US$/ct	$167	$190	$217	n/a	n/a

There are trace quantities of yellow and pink diamonds in the smaller size ranges of the production parcel. However it is unclear what the impact would be of fancy diamonds to much larger production parcels. There has been no value adjustment made.

11.11.6	Sable

An RC drilling campaign was carried out to provide grade and diamond value estimates for the Sable pipe in 1996. The original Sable valuation parcels were divided into six packets according to pipe sector and vertical depth range. Grade and diamond distribution data do not indicate significant diamond content or size distribution differences between the VK and RVK domains. For these reasons, it was decided to combine the parcels into a single parcel for re-valuation in January 2006.

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A very high value large stone (8.95 carats) was excluded due to nugget effect (apparent outlier according to size distribution analysis). A coarseness factor of 5% was applied to account for large stones which would be present in production parcels. The average price per carat data (for each DTC size category) were then applied along with the size distribution data and process plant recovery factors to obtain the average carat values at various slot screen sizes.

The diamond reference values for Sable as shown in Table 11-9 correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data.

The diamond reference value for Sable (31 December 2012) at a 1.2 mm slot screen cut-off is US$140 per carat with a modelled diamond recovery of 79%. The recovery factor is used to estimate Mineral Reserve grades.

Table 11-9:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Sable Pipe

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction %	Fraction %	Fraction %	Fraction %	Fraction %
$236	+11	28.8	28.8	28.8	28.8	28.8
$89	-11+9	11.5	11.5	11.5	11.2	10.1
$73	-9+7	10.6	10.6	10.0	7.9	5.3
$66	-7+5	21.3	19.6	10.3	5.3	1.6
$49	-5+3	15.2	6.9	0.8	0.0	0.0
$33	-3+1	12.7	1.3	0.0	0.0	0.0
	Recovery	100%	79%	61%	53%	46%
+5% factor	US$/ct	$117	$137	$158	n/a	n/a

Note: excludes 9 carat high value outlier

11.11.7	Jay

Diamonds collected during the 1996 and 2006 RC drilling campaigns were grouped into parcels for grade and value estimates. Five valuation parcels totalling 2 243 carats were available for the diamond value estimation. The 1996 RC samples were divided into two parcels (RVK and VK), whereas, the 2006 samples were separated into three parcels (RVK, Transitional, and VK).

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The diamond reference values for Jay RVK, Jay Transitional and Jay VK as shown in Tables 11-10 to 11-12, respectively correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data.

The average diamond reference value for Jay (31 December 2012) at a 1.2 mm slot screen cut-off is US$74 per carat with a modelled diamond recovery of 85%. The recovery factor is used to estimate Mineral Reserve grades.

Table 11-10:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Jay Crater Domain

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction %	Fraction %	Fraction %	Fraction %	Fraction %
$99	+11	35.3	35.3	35.3	35.3	35.3
$59	-11+9	18.2	18.2	18.2	17.8	16.0
$62	-9+7	12.5	12.5	11.9	9.4	6.2
$46	-7+5	20.0	18.4	9.7	5.0	1.5
$44	-5+3	8.8	4.0	0.4	0.0	0.0
$33	-3+1	5.2	0.5	0.0	0.0	0.0
	Recovery	100%	89%	75%	67%	59%
+5% factor	US$/ct	$72	$76	$80	n/a	n/a

Table 11-11:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Jay Mixed (RVK/VK) Domain

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction %	Fraction %	Fraction %	Fraction %	Fraction %
$99	+11	26.4	26.4	26.4	26.4	26.4
$59	-11+9	17.2	17.2	17.2	16.8	15.1
$62	-9+7	14.4	14.4	13.7	10.8	7.2
$46	-7+5	23.1	21.3	11.2	5.8	1.7
$44	-5+3	11.3	5.1	0.6	0.0	0.0
$33	-3+1	7.6	0.8	0.0	0.0	0.0
	Recovery	100%	85%	69%	60%	50%
+5% factor	US$/ct	$67	$71	$76	n/a	n/a

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Table 11-12:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Jay Diatreme (VK) Domain

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction %	Fraction %	Fraction %	Fraction %	Fraction %
$99	+11	24.9	24.9	24.9	24.9	24.9
$59	-11+9	14.5	14.5	14.5	14.2	12.8
$62	-9+7	12.6	12.6	12.0	9.5	6.3
$46	-7+5	24.0	22.1	11.6	6.0	1.8
$44	-5+3	13.4	6.0	0.7	0.0	0.0
$33	-3+1	10.7	1.1	0.0	0.0	0.0
	Recovery	100%	81%	64%	55%	46%
+5% factor	US$/ct	$65	$70	$76	n/a	n/a

11.11.8	Lynx

Diamonds collected during the 2002 and 2003 RC drilling campaigns were grouped into parcels for grade and value estimates. A total of 277 carats comprise the overall Lynx valuation parcel.

The diamond reference values for Lynx as shown in Table 11-13 correspond to the BHP Billiton May 2012 reference price book which was then adjusted to end December 2012 prices using Ekati sales data. Although the parcel size is comparatively small, a coarseness factor was not applied to the data set due to the presence of several high quality stones in the larger fractions. The diamond reference value for Lynx (31 December 2012) at a 1.2 mm slot screen cut-off is US$257 per carat with a modelled diamond recovery of 86%. The recovery factor is used to estimate Mineral Reserve grades.

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Table 11-13:	Reference Diamond Value (May 2012) and Recovery Estimates for Various Main Process Plant De-Grit Screen Size Cut-Offs – Lynx

		Ekati Process Plant Cut-Off Size
Average		1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
$/ct	DTC #	Fraction %	Fraction %	Fraction %	Fraction %	Fraction %
$407	+11	47.4	47.4	47.4	47.4	47.4
$69	-11+9	11.3	11.3	11.3	11.0	9.9
$62	-9+7	9.8	9.8	9.3	7.3	4.9
$49	-7+5	17.1	12.5	6.5	3.4	1.0
$38	-5+3	9.4	4.2	0.5	0.0	0.0
$24	-3+1	5.1	0.5	0.0	0.0	0.0
	Recovery	100%	86%	75%	69%	63%
	US$/ct	$220	$251	$280	n/a	n/a

11.12	Comments on Sample Preparation, Analyses, and Security

The QPs are of the opinion that the quality of the diamond recovery and valuation data are sufficiently reliable (also see discussion in Section 12.0) to support Mineral Resource estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards as follows:

Data are collected following industry-standard sampling protocols;

Sample collection and handling of core was undertaken in accordance with industry-standard practices, with procedures to limit potential sample losses and sampling biases;

Bulk samples in the form of underground exploration drifts, test pits, or production- scale open-pit sampling were also collected in accordance with industry-standard practices, with procedures to limit potential sample losses and sampling biases;

Large-scale RC sampling was undertaken in accordance with industry-standard practices, with procedures to limit potential sample losses and sampling biases. RC sample intervals were composited over 12 to 30 m intervals (depending on hole diameter) to provide samples typically ranging from 5 to 9 t; the sample intervals were selected appropriately to ensure each composite contained at least 30 diamonds to mitigate the effect of variable diamond particle sizes;

Bulk density determination procedures are consistent with industry-standard procedures, and there are sufficient bulk density determinations to support tonnage estimates;

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Sample tonnes are estimated from sample volume (derived from calliper log data) and a corresponding dry bulk density value. In accordance with best practices, the resulting volume calculations are verified by experienced personnel to ensure that calliper data correspond to the sample intervals and that appropriate correction procedures are applied;

Diamonds are recovered and weighed from each sample using appropriate duplicate processes at every point to minimise loss;

An equivalent diamond value per carat is used for all Ekati grade estimates. The method is simply based on total carat weight for all diamonds retained on a circular 1 mm aperture sieve divided by the estimated total sample weight (dry tonnes). This method is considered appropriate;

The sample plant is essentially a scaled-down version of the Ekati process plant with similar process flow design; because of this similarity it is considered that the smaller sample parcels processed through the plant reflect the recoveries that would be expected from the Ekati process plant;

Diamond valuations used for Mineral Resource and Mineral Reserve estimates are based, depending on pipe, on a combination of RC and bulk samples. Diamond reference values correspond to the BHP Billiton May 2012 reference price book that has been adjusted to 31 December 2012 prices using Ekati sales data. Valuation figures vary by pipe and domain;

Data are appropriately managed through a dedicated database. Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the database;

Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, geological/geotechnical logging, and diamond sampling and valuation data. The checks are appropriate, and consistent with industry standards;

Sample security is in line with industry practices for diamond operations. A card- locked door controls the access to the sample plant and strategically installed cameras operate in sensitive areas; in such areas, 100% of the personnel are searched by a security officer prior to exiting the area;

Sample storage is in line with industry standards; sample retention policies are well established and appropriate to the mineralization style.

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12.0	DATA VERIFICATION

12.1	Down Hole Deviation Survey Accuracy

A study of down-hole deviation survey accuracy was undertaken at Koala to determine the uncertainty of drill hole position. Deviation error for surface holes drilled in 1994 and 1995 was assumed to be higher than the error from holes drilled later and surveyed with more accurate tools. According to Reflex Technologies, the instrument manufacturer, the error for the EZ-Shot tool is 1º per 100 m (1.7 m per 100 m). Reflex Technologies also reports the error for the Maxibor tool used for holes drilled in 2002 onwards as 0.6º per 100 m (1 m per 100 m). These specifications were verified in part at Ekati from drill holes tested with multiple surveys.

In addition, several grouted drill holes observed during open pit mining of the Panda kimberlite were accurately surveyed and their coordinates were found to be within the expected error after comparison with the drill hole survey data.

Confirmation of down hole survey error was also made by comparison of drill hole pierce point positions with surveyed kimberlite boundaries in the open pit (recognizing that there is up to ± 3 m error in the surveyed kimberlite contacts). Drill hole pierce point positions are conformable with surveyed kimberlite boundaries to within an average of ± 2.2 m per 100 m of drill length.

Additionally, drill hole survey error assumptions were confirmed by core drilling at Panda. Two completed cable holes successfully intersected a 5.0 m wide target drift at depths of over 300 m.

The expected maximum survey instrument error, 1.7 m per 100 m was used to derive the error peripheral limits, herein termed “error circle” at pierce point contacts from surveyed holes for volume range analysis modelling. An error of 5.6 m per 100 m or two standard deviations of the average measured deviation from the underground core drilling program was used to derive error circles for core holes where downhole surveys were partially or completely estimated.

12.2	Database Verification

12.2.1	Geological Data

All drill hole data are recorded either on paper logging sheets or digitally. In the case of paper logging sheets, the data are captured and verified into MS Excel spreadsheets, and made available for review.

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The QA/QC process for the hard copy and digital data is as follows:

The MS Excel spreadsheets are double-checked for transcription errors by Resource and/or Production Geologists;

Data is imported from the GBIS database into a Vulcan™ project database;

Vulcan™ automates searching for transcription errors (e.g. down hole ‘from’ depth always less than ‘to’ depth), out of range errors (e.g. grade above database limit), and down hole sequencing (e.g. total hole depth inconsistent with grade sample length);

After this preliminary error-checking, all hardcopy and digital data for each drill hole are validated by the Resource Geologist.

12.2.2	Survey Data

All survey data are reviewed for accuracy by the Resource and/or Production Geologists and corrected as necessary. Geological domains and down hole survey data are reviewed to check accuracy. The findings of this data validation process are summarized and any modifications to the database are reviewed by the Resource Geologist prior to implementation.

12.2.3	Bulk Density Data

All bulk density data are reviewed for accuracy by the Resource and/or Production Geologists and corrected as required. The findings of this data validation process are summarized and any modifications to the database are reviewed by the Resource Geologist prior to implementation.

12.2.4	Geotechnical Data

The corrected electronic files from geophysical logging are loaded into the geological project database on the Kelowna server and validated and rechecked by logical routines for more complex transcription errors (i.e. down hole from depth always less than to depth), out of range errors (i.e. values above or below above database limits, and down hole sequencing (i.e. total hole depth inconsistent with sampled length). The geotechnical data are then reviewed by independent geotechnical consultants during development studies as directed by the mine site Engineering or Project Development departments.

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12.2.5	Database Maintenance

All digital data required to re-create the Mineral Resource estimate are secured in a central Vulcan™ project database at the Ekati mine site. Once finalized the Vulcan™ database is considered the master version from which all data are exported or read. Importing and modifying the master is controlled with user hierarchy, file and record locking, limit checking, independent auditing, spot checks, data validation, ‘meta’ data documentation, and security/redundancy subroutines. The resource and production geologists maintain the Vulcan™ project databases and metadata documentation. These are employed to secure the data and maintain an audit trail of the deposit database.

12.3	Sample Plant Audits

Comprehensive audits were carried out on the Ekati sample plant in September 2006 upon completion of a contract project with Peregrine Diamonds Ltd. There were no concerns noted and the sample plant was found to be operating with very high efficiency rates. It was recommended that an annual audit of the Sample Plant be carried out using an Ekati control parcel and purged exploration sample concentrates.

The initial annual sample plant audit was completed in January 2007. A composite sample (202 kg) was prepared by combining four Koala RC concentrate tails from drill hole K-24. The first pass results of the four samples (K24-14, 17, 21 and S4) totalled 31.16 carats. The composite sample was run through the final recovery circuit three times to purge the sample from remaining diamonds. A total of 3.17 carats were recovered in the purge stages. Approximately 91% of the diamonds by carat weight were recovered in the original sample process (i.e. after the first pass final recovery circuit). The recovery ranged from 65.6% for the grease table to 96.3% by the X-ray circuit. The X-ray circuit (two X-ray units in parallel) yielded significantly higher recovery rates.

The purged (barren) composite concentrate sample was then spiked with a control parcel from the Misery pipe (53.49 carats). The spiked concentrate was run through a first pass recovery using the same procedures as for typical exploration samples (i.e. single pass through two X-ray sorting units and single pass over grease table). The overall recovery of the introduced Misery diamonds after the first pass recovery was approximately 92% by carat weight. Almost all of the diamonds were recovered via the X-ray circuit. The grease table recovery was negligible for the first pass of the audit test.

The concentrate was then run through second and third pass recoveries using the same procedures as for the first pass (i.e. single pass through two X-ray sorting units and single pass over grease table). An additional 3.31 carats were recovered from the second pass concentrates including 0.71 carats from the grease table. Overall, most of the second pass recoveries were in the two smallest size fractions. Approximately 1.2 carats were recovered from the third pass concentrates (2.2% of the total carat weight of the spike parcel).

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The overall recovery for the three passes (53.89 carats) slightly exceeded the spike parcel size (53.49 carats) indicating that the sample concentrate had not been completely purged. The recoveries were normalized by backing out the extra recoveries in the smaller size ranges so that the maximum recovery by size category was 100%. The normalized total recovery was approximately 99% by carat weight. All 43 stones (19.89 carats) from the largest size category (+2.8 mm) were recovered. For the +2.0 mm category, the recovery was 97.7% by weight (17.57 carats recovered versus 17.98 carats in the Misery spike parcel). It was not possible to accurately assess the two smallest size fractions due to the additional diamonds recovered from the sample concentrate.

The audit is considered to provide strong evidence that the Ekati sample plant was operating at high efficiency. The overall recovery in terms of value (92%) and carat weight (92%) for the first pass audit suggested that a second pass through recovery was not critical for most applications (e.g. grade control, follow-up bulk samples). The use of a second pass for the audit test increased the overall recovery to 98% in terms of value.

12.4	Comments on Data Verification

The QPs consider that a reasonable level of verification has been completed during the exploration and production phases, and no material issues would have been left unidentified from the verification programs undertaken. Because of the uncertainties inherent in establishing local grade estimates (sample support size), no Measured Mineral Resources have been estimated.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Metallurgical Test Work

13.1.1	Plant Design Test Work

The following studies were completed in support of the original plant design:

Pilot-scale processing of bulk drill samples in the Dia Met plant at Fort Collins, Colorado, from April to June 1993, and again in October 1993;

Downstream processing of the pilot plant concentrates for diamond recovery at BHP Minerals' facility in Reno, Nevada;

High pressure grinding roll (HPGR) testwork by Krupp-Polysius and KHD Humboldt Wedag, as well as by LLCF (Reno);

Flocculant requirement determination by pipe by Allied Colloids;

Settling tests by Eimco on samples of fine tailings from the Koala pipe drill core bulk samples and Outokumpu Mintec on samples from Koala, Panda, Fox and Misery;

High rate thickening testwork by Outokumpu and Eimco on small-scale test units;

Grindability testwork by Hazen Research on Koala core samples;

Water flush crushing tests by Nordberg on Fox and Panda bulk sample material and Leslie surface material;

Rock strength property determinations, coordinated by Steffen Robertson & Kirsten;

Material flow property testwork by Jenike and Johanson on Panda and Fox bulk sample material;

Tailings pumping testwork by Pipeline Systems Incorporated and Georgia Iron Works on Fox and Panda bulk sample material.

Since plant construction, additional work included:

Conversion from a one feed source (Panda) operation to multiple feed source plant operation (Panda, Koala, Koala North, Misery, Fox, and Beartooth);

Expansion of the nameplate operation rate from 9.0 kt/d to 12.5 kt/d;

Tying-in underground feed and testing the impact of underground metal and additives (e.g. shotcrete) from Beartooth, Koala North and Panda;

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Completion of scheduled sampling for crushability testing as required for the material in the Mineral Reserves mine plan;

Revision of the 1995-designed scrubbing, settling and thickening plant treatment envelope through direct drill core sampling of additional resources in the Mineral Reserves mine plan;

Performing ongoing monitoring of mineralogy and metallurgical behaviour of heavy media concentrations and other minor variables of exploration samples collected for on-site bulk sample treatment.

13.1.2	Current Testing

Metallurgical test work is carried out at the Ekati mine site using both the main process plant (production trials) and a similarly configured smaller test plant (approximately 10 t/h). Production trials have been completed at various times for the open pit operations (including Fox, Misery and Koala) and during pre-feasibility-level studies for Koala North and Pigeon (test pits).

The sample plant is utilised for grade model validation for the current operations, testing of new kimberlite sources as possible process plant feed (e.g. satellite kimberlite intrusions and reprocessed plant rejects) and periodic recovery audits for the main process plant. The processing circuit comprises crushing, scrubbing, sizing, heavy media separation and final diamond recovery using both X-ray sorting and grease table methods.

Strict security protocols are in place at the recovery area of the main process plant and for the sample plant and are similar for both plants.

The process plant head feed is sampled daily for moisture content and the moisture is adjusted weekly to reflect the results. The plant feed conveyor (CV005) is calibrated every five weeks during the outage as well as coarse rejects conveyor (CV017). Dominion also performs a flocculant and coagulant strength test on a monthly basis to verify reagent dosing rates. There is a small metallurgical laboratory in the processing plant that is capable is completing size analysis of all feed streams in the plant. A sample program is in place whereby 17 samples can be taken from strategic locations for analysis.

Within the heavy media separation (HMS) area the density is manually checked twice per shift and any adjustments to the instruments are completed as required. In the HMS area the magnetic separator effluent and material on the floats screen is sampled several times per shift for ferrosilicon (FeSi) losses.

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Random tracer tests are completed approximately every couple of months; the tracers are non-magnetic, fluorescing and a range of sizes and densities is used. The tests audit HMS and recoveries for efficiency. In the recovery area each X-ray unit also receives a tracer test every three weeks as a part of regular preventative maintenance.

Strict security protocols (including mandatory searches and video surveillance) are in place at the recovery area of the main process plant and for the sample plant and are similar for both plants.

13.2	Recovery Estimates

Recovery of diamonds is a function of many variables including process plant configuration (e.g., primary sizers and crushing circuit, de-grit screens, heavy media cyclones, final recovery using X-ray and grease table separation), kimberlite feed characteristics (e.g. clay content, inclusion of granite and/or other country rock fragments) and metallurgical variability.

A further complication in estimating diamond recovery is the variance in diamond size distribution and diamond content of different kimberlite types. Diamond populations with relatively coarse sizes are typically higher value than diamond populations having finer sizes distributions. For example, Koala, Koala North, and Fox have a relatively coarse size distribution and therefore higher values, compared to Misery and Pigeon.

Diamond recovery estimates are based on diamond size distribution partition curves. Size distribution curves may vary significantly for different kimberlite pipes, and multiple geological domains within a pipe may also have different size distributions.

For the Mineral Resource estimates, representative bulk samples are processed through a sample plant which is configured similarly to the main process plant (see Sections 11.6 and 17.1 for plant descriptions). The critical difference between the two plants is the slot screen size of the primary de-grit screens. Generally, a smaller slot screen (0.5 mm slot or 1.0 mm slot) is used for the sample plant while a coarser slot screen (currently 1.2 mm slot) is used in the main process plant. It is therefore necessary to estimate diamond recovery by the main process plant for each kimberlite pipe and in some cases different kimberlite phases or domains.

Partition curves are used to simulate recovery differences between the exploration samples and run-of-mine production and to model the resulting value change.

During 2001, the daily production of diamonds was sieved through square-aperture Tyler sieves and the size distribution data were recorded. The same population of diamonds was sieved through round-opening DTC standard sieves and the data were recorded accordingly. For each category of sizing, a composite of size distribution data was generated and standard size distribution curves were plotted (Figure 13-1).

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The plots were standardized by weight-percent passing for each DTC sieve number used in the test. The equivalent square opening dimensions in millimetres were then estimated from a partition graph. The final results were then compiled as the equivalent square-aperture sieve sizes for the corresponding DTC standard sieve numbers (Table 13-1).

Figure 13-1: Partition Curves – used to estimate recoveries for de-grit screens

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Table 13-1: Modeled Recoveries for DTC Sieve Categories per Slot Screen Cut-Offs

Round	Square	Slot Screen (De-grit) Recovery
DTC #	mm	1.0 mm	1.2 mm	1.6 mm	1.8 mm	2.0 mm
11	2.86	100%	100%	100%	100%	100%
9	2.35	100%	100%	100%	98%	88%
7	2.00	100%	100%	95%	75%	50%
6	1.72	100%	99%	65%	40%	15%
5	1.47	98%	85%	32%	10%	0%
3	1.15	70%	45%	5%	0%	0%
1	0.82	27%	10%	0%	0%	0%
<1	0.50	10%	0%	0%	0%	0%

The overall diamond recoveries used in the estimation of the Mineral Reserves are estimated by deposit (pipe) and by kimberlite domain, and range from 83% (Pigeon MK) to 96% (Koala North) for the current main process plant circuit configuration (1.2 mm slot de-grit screens). The recovery data are then used in combination with diamond value estimates per size category to estimate overall diamond value and recovery for each kimberlite source (refer to Section 11.11) .

13.3	Metallurgical Variability

13.3.1	Bulk Sampling

The large-scale and bulk sampling programs described in Section 11 were used to evaluate the metallurgical variability of the kimberlite domains to be treated through the Ekati plant. Samples were selected from a range of depths within the deposits. Sufficient samples were taken so that tests were performed on enough sample mass to ensure representivity of the kimberlite domains.

A combination of historic and projected variability of kimberlitic source material in plant feed to the end of the Mineral Reserves Mine Plan in 2010 is shown in Figure 13-2.

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Figure 13-2: Projected Variability in Plant Feed for the Mineral Reserve Mine Plan

13.3.2	Coarse Tail Rejects

A coarse ore reject sample is considered to be representative of the operating conditions of the plant, and is a timed sample taken over an hour of production to represent the whole 24 hours. The variability of the results can be attributed to the sampling methodology, the variability of the grade itself, the accuracy of the scales from which the calculations are based on, and on the performance of the recovery plant. Table 13-2 shows results of the coarse tail reject samples processed through the sample plant in 2011 and 2012.

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Table 13-2: 2011–2012 Coarse Tail Rejects Sampling

Sample	R9	R10	R13	R14	R15	R16	R17	R18	Total
Date sampled	27 June 2011	22 August 2011	28 November 2011	12 December 2011	18 February 2012	22 April 2012	14 May 2012	9 June 2012	FY12
Blend	3 Fox : 1 UG	3 Fox : 1 UG	3 Fox : 1 UG	2 Fox : 1 UG	2 Fox : 1 UG	4 Fox : 1 UG	2 Fox : 1 UG	2 Fox : 1 UG	---
Plant Feed (dmt)	14,723	13,006	11,733	14,181	10,894	13,944	14,156	15,098	107,733
Coarse Tails (dmt)	9,926	7,877	7,807	9,141	7,099	8,976	4,248	9,282	64,355
Desand (dmt)	659	106	545	733	539	355	166	367	3,470
HMS Floats (dmt)	9,267	7,771	7,262	8,409	6,560	8,621	4,082	8,915	60,885
X-ray Products	8,568	4,815	6,050	7,528	7,543	6,436	4,635	5,641	51,216
Recovered (cts)
Grease Table
Products Recovered (cts)	788	1,136	694	1,239	977	653	657	683	6,827
Total Products	9,356	5,951	6,744	8,767	8,520	7,090	5,292	6,323	58,043
Recovered (cts)
Sample Weight (wmt)	106	120	61	102	101	103	105	101	798
Moisture (%)	8.4	9.5	10.6	11.3	12.0	5.8	7.8	10.5	9.4
Sample Weight (dmt)	97	108	55	90	89	97	97	90	723
Total Products
Recovered (cts)	12.89	13.73	13.83	7.15	8.13	6.33	6.07	7.26	75.39
Tails Concentration (ct/dmt)	0.13	0.13	0.25	0.08	0.09	0.07	0.06	0.08	0.10
Products Lost in	294	201	574	245	264	215	98	142	2033
Desand (cts)
Products Lost in HMS
Floats (cts)	1027	798	1406	478	385	371	168	526	5159
Total Products Lost (cts)	1321	999	1980	722	649	586	266	667	7192
Recovery Efficiency (%)	87.6	85.6	77.3	92.4	92.9	92.4	95.2	90.5	89.0

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The coarse tail rejects audits measure the performance of the main plant up to the recovery circuit as the samples are taken prior. The performance of the plant is generally above 90% recovery by weight and more than 96% recovery by value, as the cut-off size is 1.2 mm, these diamonds are generally not recovered. A low recovery is a concern and can either come from an inefficient liberation in the high pressure grinding roll (HPGR) circuit or from a poor separation in the HMS circuit.

13.4	Deleterious Elements

There are no deleterious elements in diamonds processing. However, a high amount of clay and/or granite can create processing challenges.

A high clay or moisture content in kimberlite material or kimberlite fines can lead to blockages in the HPGR circuit and conveyor chutes, and clumping of wet, sticky fines across the sink, de-grit and HMS feed preparation screens. Dominion typically manages the clay and moisture-rich feed through blending strategies.

The presence of granite in the feed in high content increases the recirculating load between the HPGR and the secondary scrubber and decreases the quality of the feed to the HMS. It also displaces kimberlite in the plant feed which leads to the processing of material with no value. The granite that makes it to the recovery circuit is non-magnetic and sometimes fluoresces under the X-rays increasing the percentage of rejects in the final diamond concentrate. High granite content is also a concern for the sizers as it contributes to wear, damage and increases the probability of sizer stalls, resulting in plant downtime. Dominion manages the granite load by using a surface ore-sorting program to reduce waste rock feed to the plant.

The increased compressive strength of the waste granite can also cause process upsets and is limited to 5% of overall plant feed in general operating practice. Intermittently, plant feed containing up to 20% granite has been reported. Traditionally, feed containing high granite content was of concern due to the immediate impact of stalling of the MMD 1300 sizer where most size reduction of open pit run of mine is handled. The MMD 1000 sizers installed underground had corresponding larger motors to reduce impact. Despite reduced stalling, high granite feed can increase the wear rate on the caps and scrolls of the sizers, resulting in excess maintenance downtime and costs. In addition high granite loads can cause bottlenecking of the secondary water flush cone crusher, increased recirculating load between the HPGR and the secondary scrubber, increased feed to the HMS circuit, and an increase in feed reporting to the recovery circuit through the HMS sink. Once reporting to recovery, mineralised granite can be problematic to separate from diamonds in the automated recovery circuit as it tends to be non-magnetic, and the minerals associated with the rock tend to fluoresce resulting in ejections and intermingling with diamond product.

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Tramp metal can also cause process issues. The current design of the underground conveyor system has four magnets, the first of which is on a wide picking belt designed to spread the muck, facilitating metal removal. The remaining magnets are located at transfer points along the underground conveyor. A metal detector is also used to identify large pieces of tramp metal. The primary concern with respect to metal is damage to the roll segments, roll bearings, or even the drive of the HPGR.

13.5	Comments on Mineral Processing and Metallurgical Testing

Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities, and the tests performed were appropriate to the mineralization type;

Samples selected for testing were representative of the various kimberlite types and domains;

Industry-standard studies were performed as part of process development and initial plant design. Subsequent production experience and focused investigations have guided plant expansions and process changes;

Recovery estimates are based on appropriate metallurgical testwork and confirmed with production data, and are appropriate to the partition curves for the various kimberlite domains;

While there are no deleterious elements in diamonds processing, high granite or clay quantities can lead to process difficulties. These are managed by a combination of surface sorting and blending of different kimberlite domains;

Development of the Pigeon kimberlite will require careful attention to the quantities of sediments/fines and heavy mineral content in the plant feed (refer to Section 17.5.2);

Testwork programs continue to be performed to support current operations and potential improvements.

In the opinion of the QPs,

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Key Assumptions/Basis of Estimate

Resource estimation is a two-step process at Ekati. The first step is to develop three- dimensional object models for key geological domains, analyse spatial sample data in relation to geological domains, and validate their application. The second step is to create a block model storing the spatial distribution of relevant parameters.

14.1.1	Geological Models

Vulcan™, LeapFrog™, and Gems™ software have been used to interpolate contacts between drill holes and to develop three-dimensional object based models. Regional exploration geophysical data overlying deposits are used to aid in modelling shape and size of the deposits at and near surface. For pipes in production, as-mined outlines or contact points are used to guide the modelling process. The lower limits of models are based on the lowest drill hole (RC or diamond) intersection.

Where possible, detailed geological logging information is summarised into large-scale domains; internal domain surfaces are modelled using Vulcan™ software surface gridding tools.

For pipes with sufficient drill hole contact data, studies of volume uncertainty using probabilistic methods were conducted. Where drill hole data are not sufficient, deterministic range cases were constructed to illustrate risk around the volume estimate. Refinement of these techniques is on-going.

Statistical and geostatistical analyses of grade, density, and moisture content are performed to ensure that the defined internal domains are relevant to these properties. Contact analysis is used to support both hard and soft boundaries. Data are reviewed for outliers, and outlying samples are treated depending on their genesis. Pangeos™, Wingslib™, Vulcan™, and Snowden Supervisor™ software packages are used to analyse data. All data are de-surveyed to the midpoint of the sample and no compositing is done.

14.1.2	Block Models

Block models are updated when a significant number of new data are collected (i.e. completion of a drill program) or as required for reporting and economic studies. Table 14-1 summarizes the latest model dates for each kimberlite pipe where Mineral Resources are estimated, model block sizes and the modelling method used.

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Table 14-1: Model Details

Pipe	Model Block Size (m)	Date of Latest Model Revision	Modelling Method
Koala	5 x 5 x 5	November 2010	Ordinary Kriging
Koala North	2.5 x 2.5 x 2.5 (upscaled to 5 x 5 x 5)	January 2008	Sequential Gaussian Simulation
Fox	15 x 15 x 10	January 2012	Ordinary Kriging
Misery	15 x 15 x 10	April 2010	Ordinary Kriging
Pigeon	2.5 x 2.5 x 2.5 (upscaled to 15 x 15 x 15	February 2008	Sequential Gaussian Simulation
Sable	2.5 x 2.5 x 5 (upscaled to 5 x 5 x 15)	January 2007	Sequential Gaussian Simulation
Lynx	20 x 20 x 30 (sub-blocked 1 x 1 x 1)	November 2004	Ordinary Kriging
Jay	5 x 5 x 5 (upscaled to 15 x15 x 15)	August 2007	Sequential Gaussian Simulation

Vulcan™ and Pangeos™ software have been used to create each block model by resource geologists. All data are compiled in a Vulcan™ block model (.bmf). All models are either kriged or simulated. When simulated, 100 equally probable realizations were created and the average of these realizations (e-type) was used as the block model estimate.

In general, the procedure for block modelling is as follows:

Data validation;

Exploratory data analysis (EDA) including:

−	Visualization;
−	Univariate and multivariate statistical analyses;

Modelling (testing nearest neighbour, inverse distance, ordinary kriging, and potentially sequential Gaussian simulation) including:

−	Trend analysis;
−	Cell declustering;
−	Data transformation (if required);
−	Variography;
−	Modelling and sensitivity analysis;
−	Validation;

Post processing and up-scaling (if required);

Uncertainty analysis (if required);

Migration to Vulcan™ (if the model is constructed in Pangeos).

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Given the limitations of drill hole spacing and mining scale, selective mining units (SMUs) were jointly agreed by both the modelling geologist and mining engineers and allow for optimum block size selection per deposit. SMU size is determined by the mine planners, and the geologist creating the block model. Minimum SMU sizes are matched to equipment restraints, mining methods, and overall geometry of the pipe.

Legacy-kriged models are sub-blocked to 3–5 m to control geological contact precision; however, recent models have been constructed without sub-blocking as this scale is considered to be a closer resolution than the drill and sample data supports.

For simulated models, grid spacing is about one-tenth of the sample spacing and takes into account processing time for large models. Simulated models are then up-scaled to the SMU determined by the modelling geologist and mining engineers, using a hard boundary between domains. No sub-blocking is used.

Block sizing for deposits that are being mined are reviewed and refined as required by development work. Block dimensions in the vertical dimension should be equal to the most likely bench height or sub-level height in the case of underground.

The block model overall dimension must be large enough to incorporate the pit limits, as determined by a pit optimization program. As a guide, the limits on the bottom level in the geologic model are projected up from at an angle of 30 degrees. The mine model must be large enough to encompass the outline of this projection onto the original ground surface.

In general, kimberlite volumes are assumed to be roughly ovoid in plan-view, and taper consistently at depth. Drill hole contacts and surface outlines are used to refine this interpretation and add complexity to the models. Unless interpreted to be erroneous (e.g. drill holes of >500 m depth with limited down hole survey data at Koala), all drill hole data are used to constrain the pipe shell.

Domain boundaries are assumed to be smooth planar contacts and are adjusted based on geological data. In the case of internal dilution (e.g. granitic xenoliths), automated modelling has been used, assuming sub-rounded, horizontal shapes.

RC sampling programs provided diamond recovery data for resource modelling. The following factors were considered when selecting the most appropriate method to estimate and express grades (carat weight versus stone density):

Variable stone size distribution for different geologic units;

Relatively small RC sample size (generally 5 to 7 t);

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12 to 30 m sample compositing;

Internal geological complexity;

Pilot plant size cut-off changes;

Application of production plant recovery factors (small stone size losses);

Producing an equivalent diamond value per carat useable for economic study.

To satisfy each of these factors, an interval grade was estimated in carats per metre cubed from the +1.0 mm (diamonds retained on 1 mm square aperture sieve) total carat weight of each pilot plant sample.

14.1.3	Estimation/Interpolation Methods

Blocks contain an extensive set of variables to populate to provide usually a single “mine block model” suitable for both resource evaluation and mine planning. Variables are defined by a standard “block definition” file and include, but are not limited to, the following:

Grade;

Density;

Domain;

Any specific geotechnical, metallurgical, and environmental variables;

Diamond recovery;

Diamond character (value).

Where feasible dilution from internal sources is removed from the block models (i.e. xenoliths >2 m in size). Internal dilution such as waste kimberlite, mud, and xenoliths <2 m in size are considered part of the models, and are therefore included in the Mineral Resource estimate.

Grade in cpm3, dry bulk density in g/cm3 and moisture content in percent were estimated into the block model. On a block-by-block basis, grade in carats per tonne was calculated by dividing the block cpm3 grade by the block dry bulk density value.

14.1.4	Block Model Validation

The block model estimates were validated by histograms, visual checks of estimated block grades versus sample grades, comparing the univariate statistics, swath plots in three dimensions that compared the grade samples versus the block model estimation results and quantile–quantile (QQ) plots.

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No significant errors or biases were identified as a result of the validation process.

14.1.5	Classification Support

Drill spacing studies were conducted to support mineral resource classification confidence category assignments. Drill hole spacing classification is as follows for all deposits, unless otherwise specified:

Measured – less than 30 m to nearest sample;

Indicated – less than 60 m to nearest sample;

Inferred – less than 90 m to nearest sample.

In certain deposits, such as Koala, the kriging variance may also be used to support classification categories.

14.2	Estimation Methodology by Kimberlite Pipe

Mineral resource estimates vary slightly between pipes, and the details are described by kimberlite pipe in the following sub-sections.

14.2.1	Koala

There are three kimberlite domains distinguished for the Koala underground (Phase 5, 6 and 7). However, separate resource estimates are not reported for each phase.

Geological Models

A total of 184 drill holes, including 31 RC holes (including 12 used for grade and 19 used for geology), 83 surface core holes and 70 underground core holes penetrate the underground portions of the pipe, pass QC assessment and are considered valid for use in constructing the underground resource models. The 2,210 m Bench bulk sample and the 2050 Level bulk sample drift are also included in the estimation database as they provide spatial grade and geological information. The Koala geological model was constructed using as-mined contact polygons from open pit mapping, underground draw point mapping, underground test hole data, and core and RC drill hole data. In total, 135 pierce points control the current geological model. Seven geological domains (phases) were modelled within the Koala pipe.

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Within the sample database used by SRK to update the Koala grade estimate for Phases 6 and 7, approximately 186 RC and drift samples were available, totalling approximately 2,400 m and 1,300 m3 of material (not including the pit samples). This equates to approximately 3,200 tonnes of material. From the RC data, approximately 85 samples are located in Phase 6 and nine samples are located in Phase 7.

The Koala three-dimensional domain models were created by Ekati staff, based upon drill hole lithology and sample data as well as contact mapping during mining and drift based bulk samples. Domain models for internal xenoliths were developed within Phase 5, Phase 6 and Phase 7. Phases 1 through 3 were mined out during open pit mining. A small remnant of Phase 4 kimberlite remained at the bottom of the open pit prior to underground caving operations. Phase 5 (a and b) largely remained intact before underground mining and are part of the low-grade buffer overlaying the Phase 6 and Phase 7 material during underground mining. The mine plan has been designed to preferentially draw Phase 6 material, which has the highest value, and Phase 5 and Phase 7 material as a secondary priority. During the 62 months of mining, the caving material has mixed (as expected); therefore, material mined from a given draw-point may include components of granodiorite waste, Phase 5, Phase 6 and potentially Phase 7 kimberlite material.

Above the 2200 m level, the kimberlite is generally cylindrical and slightly elongated east to west. Between 2200 m and 2100 m levels, the kimberlite is somewhat “diamond” shaped and elongated to the east–southeast–west–northwest. The nearly sub-horizontal Phase 5 and Phase 6 contact occurs between approximately 2140 m to 2080 m levels. Below the 2080 m level, the kimberlite becomes significantly smaller in plan view and becomes bi-lobate in shape, and continues to be elongated generally in an east–southeast to west–northwest direction. By the 1900 m level, the shape is less obviously bi- lobate and more irregular, and by the 1800 m level, there is sufficient drill data to approximate the kimberlite outline. The Koala kimberlite area and volume reduces continually from the 2300 m levels, but may stabilize below the 1900 m level.

The external pipe boundary is based upon mapping by Ekati staff of contacts from production development and short, underground, TH-series drill holes.

The contact between the Phase 5b and Phase 6 units is well constrained by both core and RC drilling and is likely very accurate. The contact between the Phase 6 and Phase 7 units is complex and less well constrained by drilling data.

Geotechnical Assessment

The key structural element is a complex fault zone, called the Giant en-echelon fault zone; it is postulated to extend from the west and along at least two-thirds of the northern margin of the Koala pipe. Jointing is probably associated with kimberlite cooling and/or lithification; joints are widely to very widely spaced.

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Variable Estimation

Block Models

Phases 4, 5A and 5B

The parent block size used was 15 x 15 x 15 m, and sub-blocking to 3 m x 3 m x 3 m was employed.

For the Phases 4, 5A and 5B kimberlite estimate, the model was constructed using Leapfrog™ and Vulcan™ software. Phase 5B and Phase 6 xenoliths were modelled by ordinary kriging of granodiorite xenolith indicators in a high resolution block model (3 x 3 x 3 m). Solid granodiorite xenolith intervals from the lithology table were regularized to 3.0 m equal length composites and assigned a code of 1 for granodiorite and 0 for non granodiorite.

Phase 6 and Phase 7

The model constructed in Vulcan™ software for grade, density and moisture estimation for the Phase 6 and Phase 7 estimate used a block size of 5 m by 5 m by 5 m. No partial percentage or sub-blocking was used. Blocks were deemed in or out of a solid model based on the location of the centroid only. Three dimensional domain wireframes (models) were used to constrain all estimations. All domain boundaries were considered hard boundaries with blocks estimated within these domains only by composites which lie within the domain.

Bulk Density

Phases 4, 5A and 5B

For the Phases 4, 5A and 5B kimberlite estimate, the kimberlite bulk density database consisted of 579 legacy samples and 505 samples collected and processed for the Koala underground bulk sample program for a total of 1,084 kimberlite density samples. In addition, 127 check samples were collected, analyzed and compared to the regular samples for the KBS underground core drilling program.

The mean dry bulk density of the Koala pipe host rock (granodiorite) was 2.73 t/m³; the estimate was well constrained, being based on 181 samples, and sample variance was extremely low.

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The mean kimberlite density increases with depth through Phases 4, 5A and 5B. The trend of increasing bulk density with depth could be a result of compaction from the increasing load of the predominantly mud-rich reworked kimberlite with depth. The bulk density of the reworked kimberlite domains also increases with depth due to the coarsening and concentration of heavy minerals towards the base of graded units. This trend is obscured in Phase 6 except near the top of the domain where the kimberlite exhibits significant and extensive alteration. There is no apparent trend with depth in Phase 7.

The density of Phases 4, 5A and 5B are more similar than Phase 6 or Phase 7. The average dry bulk density for the three reworked domains combined is 2.00 t/m3, the same as the bulk density of Phase 5A. The bulk density of Phase 6 is 25 % higher and the bulk density of Phase 7 is 33 % higher than the mean of the reworked kimberlite domains. Phase 5B has a higher range than either Phase 4 or Phase 5A which corresponds well to the intermixing of mud-rich and olivine-rich kimberlite. There is a noticeable increase in the bulk density between the reworked facies of Phase 5B and the primary volcaniclastic kimberlite of Phase 6. Phase 7 has the highest range in bulk density of all which is consistent with its variable lithologies of magmatic and banded volcaniclastic kimberlite.

The influence of outlier density values was restricted to 15.0 m, the dimension of the parent block size.

The ordinary kriged density estimate from Vulcan™ was accepted as the block model estimate for the dry bulk density. Inverse distance weighted to the second power and nearest neighbour models were also constructed for validation purposes.

Phase 6 and Phase 7

For the Phase 6 and Phase 7 estimate, the dry bulk density data were not composited and were directly utilized as point data. Both low and high dry bulk density values were considered for limitation and, where identified, were removed from the dataset. Values below 1.5 g/cm3 and greater than 3.5 g/cm3 were eliminated from the data. In total, two low dry bulk density values, one from each of the Phase 6 and Phase 7 domains, were not used in the estimates. The analysis of the dry bulk density variography was completed on the raw sample data. The range in the Z-direction was 10 m, the X-direction was 70 m, and the Y-direction was 50 m.

Block model bulk density estimates were performed concurrently in Vulcan™ and Gems™. The ordinary kriged density estimate from Vulcan™ was accepted as the block model estimate for resource estimation. Two estimation passes were used to mitigate the smoothing effect of the ordinary kriging. Estimation parameters are as summarized in Table 14-2.

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Table 14-2: Dry Bulk Density Estimation Parameters, Koala

Phase		Pass 1	Pass 2	Pass 3
Phase 6	Maximum Empty Adjacent Octants	6	Not applicable	Not applicable
	Minimum Number of Composites	8	6	4
	Maximum Number of Composites	24	24	24
	Maximum Number Composites per Drill hole	6	5	4
	Number of Drill Holes Required	2	2	1
	Major Axis Search Distance (m)	70	140	800
	Semi-Major Axis Search Distance (m)	50	100	571
	Minor Search Distance (m)	10	20	114
Phase 7	Maximum Empty Adjacent Octants	6	Not applicable	Not applicable
	Minimum Number of Composites	6	5	3
	Maximum Number of Composites	24	24	24
	Maximum Number Composites per Drill hole	5	4	4
	Number of Drill Holes Required	2	2	1
	Major Axis Search Distance (m)	70	140	1500
	Semi-Major Axis Search Distance (m)	50	100	1071
	Minor Search Distance (m)	10	20	214

Moisture

Phases 4, 5A and 5B

A moisture model was developed to assist the production scheduling of wet tonnes of ore. An ordinary kriged block model estimate was generated following data analyses. A total of 1,084 kimberlite moisture samples were available for analysis. Four moisture samples from granodiorite wall rock (GD) in the core hole database were not used.

The kimberlite moisture distribution is bimodal, reflecting the lithological composition of the Koala pipe. This trend is a mirror of the trend of increasing density with depth. The cause of this trend may not be elevation per se but a result of clay content, as: the more crystalline the kimberlite, the higher the density and lower the moisture content. The amount of clay in the kimberlite is a function of the amount of reworking at the time of deposition or emplacement and subsequent alteration. The muddy and silty kimberlite of Phases 4, 5A and 5B contain the highest levels of moisture. The mud-poor volcaniclastic kimberlite of Phase 6 and the predominantly crystalline kimberlite of Phase 7 have the lowest moisture levels. There is a spatial correlation of kimberlite alteration to clay minerals, especially in Phase 6, with water-bearing structures (faults).

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Moisture data from Phases 4, 5A and 5B were combined for analysis, and Phase 6 and 7 were combined into a second domain. Hard boundaries were used between the domains for estimation.

Ordinary kriging was selected as the best estimator based on the results of the bulk density analysis and block estimate. As with the bulk density block estimate a strategy of two kriging passes was used. Search restrictions from the neighbourhood analysis for the bulk density block estimate were used as a starting point for the moisture block estimate. Soft boundaries between individual domains were used within the combined domains. The minimum number of samples required to estimate a block was reduced and the maximum number of samples used to estimate blocks was reduced.

Phase 6 and Phase 7

The moisture data were not composited and were directly utilized as point data. Moisture content was estimated using a ID2 method only and using estimation parameters similar to the dry bulk density estimates.

Grade

Phases 4, 5A and 5B

The Koala underground grade estimate is based on an ordinary kriged block estimate of RC grade samples for Phases 4 and 5A and multi support kriging of RC and drift round bulk samples for Phase 5B, 6 and 7. One bulk sample grade estimate from the bottom of the open pit at 2,210 m elevation was available grade sample support for Phase 5A. The average bench grade was used for the minor remnant Phase 3 kimberlite below the bottom of the open pit. A total of 152 verified grade samples were available including ten individual underground drift round bulk samples, one underground composite bulk sample and one bulk sample from the open pit.

EDA was conducted on the combined RC and bulk sample grade data. Review of the summary grade statistics, histograms and geological interpretation concludes that:

Phase 4 is low grade kimberlite (mean grade of 0.33 cpm3) with low sample variance;

Phase 5A is mostly low grade (mean grade of 0.80 cpm3) with relatively high sample variance which is attributed to sub-domains of mud-rich kimberlite (very low grade) and coarse olivine-rich kimberlite (high grade);

Phase 5B is a higher grade domain (mean grade of 1.62 cpm3) than Phase 5A but is significantly lower grade than Phase 6 (mean grade of 4.64 cpm3). There appears to be a trend of increasing grade with depth which may be attributed to re-working of heavy minerals (including diamonds) with basal enrichment;

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Phase 6 is characterized by a high mean grade (4.64 cpm3) and high variance (4.27 cpm3). However, the sample mean for Phase 6 has been equivalent through several sampling programs. For example, the average grade of the 2050 Level drift round bulk samples (4.58 cpm3) is very close to the global sample grade for Phase 6 (4.64 cpm3);

Phase 7 is volumetrically insignificant to the proposed mine plan. The grade population is limited to 4 samples. The mean grade (1.96 cpm3) is marginally higher than Phase 5B but is considerably lower than Phase 6. Mineral chemistry evaluation of Phase 7 drill core suggests that the kimberlite has moderately high diamond content but is not as prospective as Phase 6.

Contact analyses were conducted on the grade sample data of the geological domains. Sample averages were calculated by level in both directions away from the elevation of the contact. The contact analysis highlighted the low sample counts and relatively large vertical sample spacing especially between Phases 5A and 5B and between Phases 5B and 6. The samples of Phase 4, Phase 5A and Phase 5B exhibit the least change across the domain contacts which suggests that grouping Phase 4, 5A and 5B together for continuity analysis is valid. The spatial continuity of the grade sample data was found to improve significantly by grouping Phase 4 and 5A data together and Phase 5B with Phase 6 and Phase 7 data.

Outlier analysis was conducted on the grade sample data to identify high grade outliers that might lead to overestimation. The Phase 4, 5A, 5B and 7 grade sample populations appear to be positively skewed. The Phase 6 population appears to be near normal. The Phase 5A sample population also approaches near normal if the probable outliers are removed. A total of six probable outliers were identified in all domains. A reduced search of 15.0 m (one block) was applied to suspected outliers for block estimation for Phases 4 and 5A. Outliers from Phases 5B and 6 were cut to the outlier limit.

Grade sample data for Phase 4 and 5A were combined for continuity analysis. Spherical models only were used to model the variograms.

Golder Associates (Golder) was contracted to develop a multi support method of kriging to integrate the bulk sample drift samples with the RC samples to take full advantage of all grade sample data. Golder developed a variation of ordinary kriging they termed “bulk kriging” (BK) capable of combining data grade data of various supports. Estimates using the same kriging parameters were generated using commercially available OK and proprietary BK and were compared. The differences in the global results for Phase 6 were compared and found to be negligible and the use of the combined drift and RC samples in estimation was supported.

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Two estimation passes were used to optimize the search restrictions and mitigate the smoothing effect of the ordinary kriging. Samples from a minimum of three octants were required on the first estimation pass to avoid extrapolation. The number of samples used from any one hole was restricted to ensure estimates were based on samples from at least two drill holes for both estimation passes. The search radius of suspected high grade outliers was restricted to 15.0 m (one block) for Phase 4 and 5A. A more conservative strategy of cutting the likely high grade outliers to the threshold value for Phases 6 and 7 was followed to further guard against over estimation. Hard boundaries were used for Phase 4, 5A and 5B. Soft boundaries were used between Phase 6 and 7. Four RC grade samples used for the Phase 6 grade estimate likely occur within Phase 7 according to the geological model.

Grade control work utilizing larger bulk samples and production scale tests provided evidence confirming under sampling of larger stones by RC drilling. A coarseness adjustment is generally applied for RC diamond value estimates. However, coarseness adjustments were not applied to block grade estimates due to the difficulty of determining a correction factor.

Phase 6 and Phase 7

In 2012, SRK Consultants (SRK) were requested to update Phase 6 and Phase 7 estimates.

All grade sample data are bulk sample analyses. Most samples are RC bulk samples; however, both pit and drift based bulk samples have also been collected and processed. Sample data which fell at least partially within the Phase 6 or Phase 7 domains were used. The samples vary significantly in terms of sample size, volume, tonnage and drill hole interval length.

Drift samples have extremely high volume and mass in 3 m pseudo drill hole samples. RC samples vary as well in terms of sample volume and mass as sample intervals and hole diameters changed between drill programs. The bulk of the RC samples had relatively similar lengths at approximately 12 m, while the drift samples were estimated to have lengths of only 3 m.

The three-dimensional solids representing the interpreted domain boundaries were used to generate rock code fields within the database. These intervals were used to generate subsets of sample data which were used for outlier analysis and composite sample data.

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No capping or outlier restrictions were utilized for the Phase 6 domain data. Two Phase 7 composites were capped at a value of 2.12 cpm3 (approximately 0.8 cpt). One of the capped Phase 7 samples represents a portion of a relatively high-grade sample that crossed the boundary from the Phase 6 kimberlite into the Phase 7 domain and therefore may result from “contamination” from the significantly higher-grade Phase 6 domain. Capping of the Phase 7 composites resulted in the average grade dropping from 1.59 cpm3 to 1.48 cpm3.

The analysis of the diamond grade variography was completed on the raw sample data. Only the Phase 6 domain had sufficient points to create a representative variogram and only the RC data were utilized in the construction of the variogram model used for estimation. In the X–Y plane, the correlation was found to extend to approximately 70 m in both directions. In the Z dimension, the correlation was approximately 35 m, or half the X–Y distance.

No variogram analysis was possible for the Phase 7 domain, because there are insufficient sample points and spatial distribution of those samples to accurately model continuity. Where required for interpolation, the Phase 6 variogram models were assumed to be appropriate for the Phase 7 domain.

Estimation was completed using OK, NN and ID2 methods. Grade estimates using OK and ID2 estimation was completed in three passes, with increasingly less conservative parameters in each subsequent pass. Blocks estimated in the earlier pass were not estimated in the successive passes. Search ellipses were aligned with the directions of continuity determined by the variography. The first search pass was set at the full range of the variogram, while the second and third were set at increasingly longer ranges so that after the third pass, all kimberlite blocks were estimated. The spatial distribution of the samples within the Koala Phase 6 and Phase 7 domains is somewhat clustered; therefore, grades needed to be extrapolated with long search distances to populate all blocks. Parameters used in the interpolation are listed in Table 14-3.

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Table 14-3: Grade Estimation Parameters, Koala

Phase		Pass 1	Pass 2	Pass 3
Phase 6	Maximum Empty Adjacent Octants	6	Not applicable	Not applicable
	Minimum Number of Composites	8	6	3
	Maximum Number of Composites	12	9	8
	Maximum Number Composites per Drill hole	4	4	4
	Number of Drill Holes Required	2	2	1
	Major Axis Search Distance (m)	70	150	300
	Semi-Major Axis Search Distance (m)	70	150	300
	Minor Search Distance (m)	35	75	150
Phase 7	Maximum Empty Adjacent Octants	6	Not applicable	Not applicable
	Minimum Number of Composites	6	5	3
	Maximum Number of Composites	8	7	7
	Maximum Number Composites per Drill hole	4	4	4
	Number of Drill Holes Required	2	2	1
	Major Axis Search Distance (m)	70	150	400
	Semi-Major Axis Search Distance (m)	70	150	400
	Minor Search Distance (m)	35	75	200

SRK utilized the OK estimate as the final estimate for both grade and density within the Phase 6 domain. However, within the Phase 7 domain, SRK utilized the ID2 estimate because it better represented the data and because the variograms from Phase 6 may not be appropriate for the Phase 7 domain. Estimation within the Phase 7 domain was based on the relatively few grade and density samples which are spatially restricted, which results in large uncertainty on the local grade estimates.

Depletion

The Koala depletion is calculated by subtraction from the previous year-end estimates. The December 2012 resource was estimated using reconciled plant production of Fox tonnes, which is simply subtracted from the previous period to report mine depletion.

Risk Assessment

Phases 4, 5A and 5B

Four pipe volume range models were created to assess the volume uncertainty in the estimates. Estimates did not indicate significant uncertainties so that the volume uncertainty is low.

The uncertainty of the geological domain contacts is assumed to be low and will not materially impact the estimated value of the resource.

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The uncertainty in the dry bulk density (density) estimate for the Koala underground resource was evaluated using sequential Gaussian simulation (SGS), and no significant issues were identified as the results indicated low variance.

The uncertainty in the resource grade estimate for the principle area of the resource was quantified using conditional simulation of the RC and bulk sample drift samples. The global grade variability for Phase 5 (includes Phase 5A and Phase 5B) showed that the expected average grade for Phase 5 is 0.38 cpt with a maximum range of variation between ± 12%. The expected average grade for Phase 6 is 1.83 cpt with a possible range of variation of ± 7%.

Phase 6 and Phase 7

Samples are generally clustered in the upper core of Phase 6 and samples within Phase 7 do not extend to the limits of the domain. This less than ideal sample dataset creates some uncertainty in the global estimation and a larger uncertainty in the local estimation. The sample distribution within each domain and the spatial distribution of the samples create differences in confidence between regions in each of the domains.

A simulation study to simulate grades of 5 by 5 by 5 m selective mining units (SMU), based on simulations of carats per tonne grades in Phase 6 and Phase 7 of the Koala kimberlite pipe was undertaken to provide equally probable SMU based grade control models.

Two major steps were applied to produce simulations of the cpt grades:

Simulation based on cpt global grade distribution designed directly from the assay data;

Simulation based on cpt global pessimistic and optimistic grade distributions designed from bootstrapping

The realizations indicate that average grades in Koala Phase 6 can lie between 1.67 and 2.03 cpt, while within Koala Phase 7 the range of grades may be between 0.47 and 0.61 cpt.

Initial Classification

Phases 4, 5A and 5B

The Koala underground resource classification was based on four kriging output variables that provide quantifiable measures of error, the degree of extrapolation and sample support of the block grade estimates (Table 14-4). The conditional bias slope of regression and kriging efficiency provides the measures of kriging error.

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Table 14-4: Kriging Output Variables Used for Koala Underground Mineral Resource Classification

Class	Conditional Bias Slope Of Regression	Kriging Efficiency	Distance (m)	Number Of Octants
Measured	0.8 to 1.0	0.50 to 1.00	0 to 50	>= 6
Indicated	0.6 to 0.8	0.25 to 0.50	50 to 60	3 to 5
Inferred	0.3 to 0.6	0.00 to 0.25	60 to 90	2

The number of octants used provides an indication of the amount of extrapolation and the average Cartesian distance (with the exception of the average anisotropic distance used for Phase 6) to the grade samples provides a measure of the sample support. A conditional bias slope of regression of 0.6 and a kriging efficiency of 0.5 were used as thresholds for classification of Indicated material. A conditional bias slope of regression threshold of 0.8 was used for Measured.

The variance of the pipe contact and geological boundaries were not considered for the provisional resource classification. However, the positions of the RC grade samples are grouped mainly in the middle of the pipe resulting in lower classification of blocks on the pipe/granodiorite contact reflecting the lower confidence in the pipe edge blocks as expected.

Phase 6 and Phase 7

SRK recommended that the Koala estimates be classed as a combination of Measured, Indicated and Inferred. Measured blocks should be limited to material above the 1970 m level within the Phase 6 domain only, where minimum sample distances are less than 30 m. Indicated blocks should be limited to blocks above the 1890 m level within the Phase 6 domain and between 1830 and 1920 m levels in the Phase 7 domain, with all remaining blocks being classed as Inferred.

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14.2.2	Koala North

Geological Models

The Koala North geological model was constructed using as-mined contact polygons from open pit mapping, underground draw point mapping, underground test hole data, and core and RC drill hole data.

In total 36 pierce points control the current geological model. No geological domains were modelled within the Koala North pipe. Data included:

606 dry bulk density and moisture samples were available for analysis;

36 RC samples were available for grade analysis.

A three-dimensional wire-frame model was constructed for the Koala North pipe volume estimate using Leapfrog™ and Vulcan™.

Variable Estimation

Block Models

The Koala North block model uses a 5 m x 5 m x 5 m block size for all variables modelled. The block model is calculated to 190 m rsl, which corresponds to the 1990 level in the mine.

Bulk Density

SGS was used to create 100 equally probable realizations, which were then averaged to create an E-type dry bulk density model. Exploratory data analysis showed that the kimberlitic dry bulk density dataset for Koala North is of one near-normal population, with an average of 2.19 t/m3, and values that range from 2.01 t/m3 to 2.35 t/m3. There is a slight trend of increasing density with depth. Cell declustering was used; the mean was minimised at a cell-size of 9.2 x 9.2 x 1.8 m, which is consistent with the average sample spacing. SGS was used to create a spatial dry bulk density model at a 2.5 x 2.5 x 2.5 m scale. Several SGS sensitivities were run, testing the number of samples, number of pre-simulated blocks, normal scores transformation model, and search region. The 100 realizations were up-scaled to 5 x 5 x 5 m and averaged.

The Koala North wall-rock dry bulk density dataset only contains 38 valid samples. Statistical analyses show that the sample population has a small range (2.71 –2.80 t/m3) and standard deviation. Due to the paucity of data and the lack of variation, the sample population mean of 2.74 t/m3 was used. This is consistent with the accepted dry bulk density value of the Koala Batholith, which is 2.73 t/m3.

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Moisture

The Koala North kimberlitic moisture data set contains 606 valid samples. Data indicates a single near-normal population and that moisture decreases significantly with depth. Due to this trend, a linear trend model was used rather than the sample population mean. For wall-rock, the sample population mean was used. The average moisture value in kimberlite was 7.92%, and in wall rock the value was 0.13% .

Grade

The grade model for Koala North was constructed using the RC sampling data only and the grade data from the test pit were not used. There are 36 valid grade samples available for Koala North. Current geological information of Koala North does not support the subdivision of the pipe into distinct geological domains and this approach is supported by the RC sample statistics. A histogram of all RC sample grades (+ 1 mm cut-off; n = 36) suggests that the grade values represent a single population with a distinct positive skewness and a distribution that is close to being lognormal. As the population is assumed to be log-normal, possible outliers were not cut. The grade data for Koala North is scattered over a large range with no discernable trends with depth.

Although cell declustering was carried out, the calculated weights were negligible and therefore, were not used. Variogram modelling of the Koala North data was attempted, but, due to the paucity of data, valid variograms could not be calculated. Rather, the final input variogram model was taken from Panda. This model was modified to reflect the high nugget of the Koala North data discerned from previous variography work (0.7 for Koala North vs. 0.4 for Panda), and to remove horizontal anisotropy.

Several SGS sensitivities were run at a 2.5 x 2.5 x 2.5 m scale testing the input variogram, normal scores transformation model, number of samples, outlier sensitivity, search region, and number of pre-simulated blocks. To reproduce the log-normal population, a power model with a 10.0 cpm3 limit was used to back-transform the upper tail of the data. A total of 100 realisations were run and the results were verified visually, by comparing the output histogram to that of the data, and by comparing the block variogram to that of the input. The model was up-scaled to 5 x 5 x 5 m and averaged.

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Geostatistical uncertainty analyses were performed on all estimated blocks. General statistics from the average of each of the 100 realizations provide global grade uncertainty estimates. Globally, the grade ranges from 0.56 and 0.67 cpt at 80% confidence, with an average of 0.61 cpt. In addition, uncertainty estimates by level were obtained from the average of each level of the 100 realizations. Grade uncertainty by level is on average -15% to +16% with 80% confidence.

Depletion

The depletion assumes that all material blasted is hauled to surface and does not include material remaining in the glory hole. Glory hole material is indeterminate as it is a mix of blasted kimberlite and side-wall granite dilution. The Koala North depletion is calculated by subtraction from the previous year-end estimate.

Risk Assessment

The model volume is well constrained above 185 m rsl, using in-pit contacts, diamond drill holes, and underground development mapping. The volume certainty falls off considerably below 185 m rsl due to the paucity of data available to consider. Overall, the volume estimate is considered to be low risk.

The kimberlite has not been subdivided into geologic domains, and therefore no risk is associated with internal geology. Contacts between the wall rock and kimberlite are generally sharp.

Geostatistical analysis was not carried out on dry bulk densities in Koala North. The variability of the data is low, and therefore not considered to be a significant component of risk.

Grade uncertainty was measured using geostatistical analysis of estimated blocks, and did not consider previously mined-out blocks. There is little grade variability noted within the deposit. Globally, the grade is between 0.56 and 0.67 cpt with 80% confidence. The average grade is 0.61 cpt. Grade is not considered to be a significant component of risk.

Geotechnical Assessment

Geotechnical considerations are incorporated into scorecard system to assess resource classification. For Koala North there are few major structural elements influencing the deposit. As the upper portions of the mine age, joints and fractures start to open up and failure of wall rock into the glory hole is expected. Regular monitoring of the glory hole through I-Site surveys, and visual inspections are carried out.

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Initial Classification

Probabilistic classification was performed on all estimated blocks. Classification was done treating all blocks on a given elevation as a single panel. At each elevation, a quarterly and annual production range were estimated based on tonnes. Using these ranges, 80% and 95% confidence intervals were calculated for each elevation on a quarterly and annual production rate and used to classify each panel. All blocks were classified as indicated. Blocks between 2205 to 2170 L were downgraded to Inferred based on the lack of sufficient drill hole sample points to interpolate values.

14.2.3	Fox

Geological Models

The Fox geological models were created using as-mined contacts, all available core hole contact data, and selected RC contact data. RC contacts were not used to reduce the pipe size as the contact cannot be confirmed to be wall rock rather than a large xenolith; however, RC holes were used to expand or adjust the contact where needed.

Subsequent to the initial model creation, the Fox geologic model was updated using pipe wall contacts from wall mapping between the 260 and 200 benches in the open pit. Constraining contours at 2 m intervals between these levels were created to get the shell to more closely adhere to the observed contacts particularly near the “ledge” in the northeast, and the northwest boulder zone.

The Crater/TK contact was modelled from RC and DDH geology data, and production blast hole drilling. Although at least two TK domains have been recognized, the variations between these domains are slight and a geological model was created. There is an opportunity for improvement to the Fox geological model by modelling the TK domains and testing their correlation to grade and density.

Xenoliths were initially modelled using indicator kriging on a 3 x 3 x 3 m scale. The xenolith model was re-interpreted, and remodelled to increase confidence in spatial distribution of xenolith material in the mining areas. Simple inverse distance estimations were run multiple times with varying ellipsoid ratio sizes, compared to kriging around a 3:1 ellipsoid that was used in the previous model. Grade shells were created around the estimation runs and two grade shells were merged together using best fit method.

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Data included:

A total of 899 RC samples (299 from the crater and 600 from the TK domains) are available for grade modelling;

Internal geology was refined using data from eight in-pit core holes;

48 samples were excluded as they were mostly composed of granitic xenolith material;

An outlier threshold of 0.47 ct/stone was applied for the Fox crater domain, cutting two samples. An outlier threshold of 0.39 ct/stone was applied for the diatreme, cutting seven samples. An outlier is defined as any value that exceeds the median by more than six times the difference between the median (MD) and the upper quartile (UQ) of the distribution (i.e. any value exceeding MD + 6*(UQ–MD));

Grade outliers were analysed to identify samples that will be limited during kriging. An outlier threshold of 0.98 ct/m3 was identified for the crater domain, limiting three samples. An outlier threshold of 2.62 ct/m3 was identified for the diatreme, limiting seven samples. The grade outlier threshold used the same approach as was used for the stone size outlier;

An updated resource model for Fox was created in FY12. Ordinary kriging for grade and density was used. The final cpt variable was calculated from the density and cpm[3] models;

These variables were modelled at a 15 x 15 x 10 m block size. Geological domains were updated with geologic mapping, diamond drill contacts, and test holes.

Geotechnical Assessment

At Fox major geologic contacts in the wall rock and at the kimberlite wall rock contacts are conduits for water. In some areas the kimberlite wall rock contact is relatively flat (<45 degrees) which in conjunction with water can cause slope instability in the kimberlite left behind from mining. Areas that are mined solely in kimberlite, and have kimberlite high walls, drainage of the remaining kimberlite and the contact are imperative to maintain stability. High angle structures in the wall rock, where they intersect have been known to create wedge type failures. Where these failures intersect mine working mechanical ground support is installed to maintain stability.

The Fox pit is monitored by two Ground Probe radars. These are located near the pit crest, and monitor the entire exposed wall. Ground movements can be detected to sub millimetre accuracy. A series of geotechnical and operational alarms have been established to notify geotechnical personnel of increased movement rates, and operational personnel of movements that indicate imminent failure, at which point operational personnel are removed from the mine, until geotechnical staff has cleared the alarm after inspection.

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Variable Estimation

Block Models

The block model uses a 30 m x 30 m x 30 m parent block, sub-blocked to 15 m x 15 m x 15 m.

Bulk Density

The bulk density database is quite extensive for diatreme values but lacking in crater values. Surface drilling from 1994 provided most of the crater values. Seventy crater samples were compiled for a dry average of 1.72.

The diatreme bulk densities were obtained primarily from the underground excavations and drilling. Samples were collected every round for the underground excavations. For the first 21 rounds of the decline, only one bulk density sample was taken per round. For the remainder of the decline, one sample was taken per truck load of ore for a total of 449 samples. The bulk densities were average to attain one number per round. Only one sample per round was taken in the raises, as a single round filled only one truck. The bulk density samples for the underground drilling were taken every 2 m through the kimberlite and every 4 m in the granite.

A total of 1,101 diatreme samples were collected to determine an average dry bulk density of 2.18 for the entire diatreme. The bulk densities of the diatreme were divided by elevation into three distinct intervals. From the top of the diatreme (285 m) to the 157 m elevation, a dry bulk density of 2.14 was averaged from 761 samples. The second elevation break, from 157 to 82 m, produced an average of 2.24 from 181 samples. The lowest bulk density interval, 82 to -108 m elevation, has a value of 2.33 averaged from 159 samples.

The granite bulk density determinations were divided into wall rock and xenoliths with 50 and 71 samples, respectively. The average dry bulk densities for the above granite lithologies are 2.76 and 2.70 t/m3, respectively, for an overall granite average of 2.73 t/m3. The diabase encountered was also grouped into wall rock and xenoliths. Six wall rock samples and one xenolith sample were collected with average dry bulk density of 2.91 t/m3 and 2.89 t/m3, respectively, for a total diabase average of 2.91 t/m3.

The mean density for each facies was used to estimate tonnages.

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Moisture

No moisture samples are contained in the block model.

Grade

Each RC grade sample represents a 30 m interval of kimberlite. The diamonds were recovered using an effective 1 mm bottom size cut-off. Grade distribution within and between the main facies was determined through visual examination of the drill hole traces coloured for grade together with the geological solids.

There appears to be a sharp grade change at the RVK-TK contact, and a downward gradational grade change from TK to the DTK largely unaffected by the granite breccia layer. The RVK was described separately and the TK–DTK facies were considered as one domain for statistics. A total of 76 samples, 38 from the RVK and 38 from TK–DTK facies, inform the model. A hard boundary was used between the RVK and TK facies.

Additional grade information exists for the underground decline and two raises but was excluded due to the different statistical support for the bulk samples compared to the RC drilling.

Analyses of the grade histograms and probability curves for the sample grade populations showed there to be a small number of outliers in each the RVK and TK facies. Four samples above the 97.5 percentile in the RVK facies were above 0.40 Ct/T and three samples above 0.84 Ct/T were found in the TK facies.

All resource grades have been estimated on an undiluted mining basis to one effective square aperture stone size cut-off without the application of a plant recovery factor. Resource grades are based only on the RC sample data with an effective bottom stone-size cut-off of 1.0 mm. Plant recovery factors (i.e. loss of fine diamonds), associated with differences between the pilot sampling plant and production plant, were not factored into the resource estimate.

Depletion

The Fox depletion was calculated by subtraction using two triangulations created in and exported from Vulcan™. Each triangulation was created using survey surfaces and the current pit design.

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Risk Assessment

Bulk density data sampling is widespread throughout the deposit, and sample determinations show minimal variation. Routine sampling of run-of-mine material is collected and analysed on site as a check to the model. Again, little variation is noted, therefore density is not considered to constitute appreciable risk to the model.

The grade uncertainty is considered to be very low in Fox. Very little variability is observed in the deposit, as determined by grade samples processed at the on-site sample plant. Average grade for the remaining mined material is 0.33 cpt. In areas that are heavily influenced by xenolith material, the individual mined blocks may be artificially influenced by the zero grade assigned to the xenolith material. These blocks may have some upside potential for diamond content but are appropriately treated conservatively in the model.

Initial Classification

Probabilistic classification was performed on all estimated blocks. Classification was done treating all blocks on a given elevation as a single panel. At each elevation, a quarterly and annual production range were estimated based on tonnes. Using these ranges, 80% and 95% confidence intervals were calculated for each elevation on a quarterly and annual production rate and used to classify each panel. All blocks were classified as Indicated as per distance to sample point based criteria.

14.2.4	Misery

Geological Models

The Misery bulk density and moisture database comprises 897 samples (500 from RC drilling and 397 from DDH). A total of 171 RC samples were analysed for grade after 35 samples were removed from the database due to poor confidence in the calliper surveys due to hole caving. In 1995, RC samples were processed through the Koala DMS at 0.5 mm and sieved to 1 mm. The 2008 RC samples collected from the deep portion of the Misery pipe were processed through the Ekati sample plant at 1.2 mm. Previously-collected samples were converted to 1.2 mm for estimation using the calculated recovery factor. The block model was then converted back to 1 mm for reporting purposes.

A three-dimensional wire-frame model was constructed for the Misery pipe volume estimate using LeapFrog™ and Vulcan™. The Misery Main pipe model was modelled from in-pit mapping of the 270 m rsl kimberlite outline, 27 core holes (24 of which were within the resource model area), and two RC drill holes. A three-dimensional (wire-frame mesh) model was constructed for all drilled bodies and lithologies. The Main pipe was modelled to -60 m rsl, and is constrained by 29 drill-hole contacts, with the lowest contact at -17 m rsl. The South Pipe and Southwest Extension have both been modelled to 70 m rsl, and are constrained by four and 12 drill hole contacts respectively, with the lowest contacts at 270 m rsl L and 145 m rsl, respectively.

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Geotechnical Assessment

The most prominent structures in the host rock include a northeast–southwest-trending database dyke and the contact between the granite and the biotite schist. Other large scale structures identified generally trend northeast–southwest (parallel to the diabase dyke), northwest–southeast (parallel to the granite-schist contact) or north–south.

Observations in the existing open pit suggest good quality conditions for the granite and fair to good quality for the biotite schist and diabase dyke. The granite is generally good to very good quality, decreasing slightly (becoming fair to good) near surface due to near-surface stress relief effects. The rock quality of the granite near the diabase dyke is generally classified as good. Near the SW Extension kimberlite there may be a small zone (<1 m) of lower rock quality immediately adjacent to the contact. A zone of increased fracturing is commonly observed in the granite immediately around the kimberlite satellite pipes. This increase in fracturing is also apparent at the granite-schist contact zone which is also located in the proximity to the Southeast kimberlite pipe. The diabase rock is generally of good quality, whereas the majority of the metasedimentary rocks can be classed from fair to good.

Variable Estimation

Block Models

Misery was modelled as a single domain. Given the limitations of drill hole spacing and smallest likely minable unit, a block size of 15 m x 15 m x 10 m was selected.

Bulk Density

The kimberlite bulk density database consists of 897 samples; 500 of which are from RC chips, and 397 are from diamond drill core. Data indicates two distinct density domains, materials with a dry density less than 2000 kg/m3 and greater than 2000 kg/m3. This boundary is approximately coincident with the boundary between olivine-rich and olivine-poor kimberlite.

Statistical analysis indicated there is a shift in the DBD values between drill core and RC DBD samples. This shift was corrected by ~+0.1 t/m3 and RC data combined with the drill core data for geostatistical analysis and estimation. The mean density overall for the Misery Main kimberlite is 1.92 t/m3; values ranged from 1.12 –2.68 t/m3. The mean DBD of drill core for the satellite kimberlites and wall rock domains were:

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Southwest Extension: 2.04 t/m³;

South Pipe: 1.69 t/m³;

Southeast Complex: 2.53 t/m³;

East Dyke: 2.36 t/m³;

Northeast Pipe: 2.36 t\m³;

Granite: 2.64 t/m³;

Metasediment : 2.74 t/m³;

Diabase: 3.07 t/m³.

Ordinary kriging was used to interpolate density values. Estimations were generally adversely affected by the gap in the bulk density data between 80 m and 0 m elevations which is below the lowest levels of the Mineral Resource estimate.

Moisture

The moisture values were obtained using bench average moisture values, based on the trend between moisture percentage and elevation. Although, most moisture data were obtained from drill core, RC data were added to the dataset by shifting the data to account for the different drilling technique. Bench averages were calculated by binning each moisture data point based on 105 m intervals. The average moisture value for each bin was calculated and a trend line was fitted to these actual averages to determine the average moisture value for each bench. Bench averages were used versus estimations to ensure that the resource model was fit for purpose. For mining and processing calculations, a global average of 10.71% was used for the Misery Main kimberlite. The mean moisture of drill core for the satellite kimberlite and wall rock domains were:

Southwest Extension: 12%;

South Pipe: 12%;

Southeast Complex: 4%;

East Dyke: 4%;

Northeast Pipe: 12%;

Granite: 0%;

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Metasediment: 0%;

Diabase: 0%.

Grade

The grade data set consisted of 171 valid RC grade samples from the Main Pipe after 35 samples we removed due to data confidence. Confidence ratings were applied to samples based on the presence and quality of calliper data. Samples with very low confidence ratings (i.e. absent or compromised calliper data) were removed from the data set. Diamond data, sample volume, and slough allocation for all samples were verified for the 2010 revision.

A screen cut-off of 1.2 mm was used to process the 2008 RC grade samples whereas the 1995 samples were processed at 0.5 mm. Because a consistent dataset is required for resource modeling, the 1995 samples were therefore recalculated to 1.2 mm using a recovery a factor of 0.72. For resource reporting, diamond grades were converted to 1 mm to be consistent with all other Ekati Mineral Resources. A factor of 1.126 was used to convert the resource block model diamond recovery from the 1.2 mm to 1 mm.

The deepest grade sample, referenced at the midpoint of RC bulk sample is located at -17m RSL. The Misery grade estimate is based on an OK block estimate of RC sample grade reported in carats per m³ into one geological domain.

Risk Assessment

Due to the low variance and large number of dry bulk density samples, the variability in the density estimate is considered to be an insignificant component of resource risk.

The overall level of confidence in the volumetric estimation of the Misery pipe, based on the current geological model suggests that potential errors in global volumes are likely to be less than 10%, but errors per level will be higher. Specifically, errors are less than 4% to 90 m amsl, but rise to 7% below 90 m amsl due to lack of control information below this depth. On a bench by bench analysis, there is an increasing uncertainty with depth and the difference between the model and the average simulation per level rises from 1.4% at the 260 m level to approaching 20% at the deeper levels.

Cpm3 was modelled as the grade variable. The average of multiple realizations, or an E-Type model, was used to calculate ranges in order to quantify uncertainty. The increase in grade uncertainties towards the margins of pipe is noteworthy due to lower density sampling.

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Initial Classification

Initial classification of the kimberlite was based on SGS and drill hole spacing.

The resource was first classified using probabilistic classification on a bench by bench basis. The result of this was the resource was classified as Indicated to 130m RSL and Inferred below this level.

The drill spacing study had the following spacing requirements:

Indicated – less than 60 m to nearest sample;

Inferred – less than 90 m to nearest sample.

Combining these methods of classification, the Mineral Resource blocks were provisionally classified as Indicated from surface to 130m RSL and Inferred between 130 m and 90 m RSL.

14.2.5	Pigeon

Geological Models

A three-dimensional wire-frame model was constructed for the Pigeon pipe volume using LeapFrog™ and Vulcan™. The model is based on based on geophysical interpretation, 45 diamond drill holes, and four RC drill intersections; however, drilling in the northwest lobe is limited with one contact above 280 m RSL, and six below. The deepest boundary point is 7 m RSL, well below the planned open pit.

Based largely on drill hole geological contacts, a series of solid Vulcan™ domains were created for the resource block model for each of the distinct geological units including:

Upper Crater (UC) domain;

Lower Crater (LC) domain;

South Crater (SC) domain;

Magmatic (MX) domain;

Granite xenoliths inside the Pigeon pipe;

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Diabase dykes surrounding the pipe;

Topography (Vulcan™ surface created as a sub-set of the mine site topographic map);

Bedrock surface (base of overburden).

The wall-rock lithology was not modelled due to the complex nature of the host rock geology.

Approximately 352 RC samples were available to support Mineral Resource estimation, totalling approximately 6,300 m. However, not every sample was utilized in the Mineral Resource estimation process. The data from the 50,000 t open pit sample were not utilized in the estimation, but were utilized for validation of the updated grade estimates.

A best-fit waste model of waste xenoliths was constructed by 3D radial gridding of xenolith drill core intervals composited to 2 m. An anisotropic search ellipsoid ratio of 3:3:2 was used for 3D gridding in LeapFrog™ to represent the tabular form of the waste xenolith “rafts”. Waste xenolith tonnage uncertainty was estimated from multiple SGS realizations of the probability of xenoliths occurring in drill hole data.

Only the kimberlite domain models and xenolith models were used in the estimation process, although waste blocks were coded using the overburden, topography and diabase models.

The composite length was determined by analysing the sample lengths. Approximately 63 % of the samples are shorter than or equal to 15 m, so this was the length utilized for all composites. Most samples have length intervals of either 15 m (60%) or 30 m (19%).

Hydrogeological Assessment

Groundwater inflow is not anticipated to be encountered for any of the Pigeon open pit design options based on the low permeability of the rock within the proposed pit shells, the lack of known permeable faults encountered during drilling (and/or observed via lineations), and the extensive development and depth of regional permafrost.

Geotechnical Assessment

The Pigeon area has, from observation of the diamond drill core and readings of geologic descriptions, more similarities to the Misery area than any of the other pipe areas. Schistosity, foliation, and bedding which is developed in the metasediments impact the discontinuity development in these rocks. Such an environment generally results in a greater continuity of discontinuities paralleling foliation and potentially relic bedding.

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Variable Estimation

Block Model

The block size was 15 m x 15 m x 15 m. No partial percentage or sub-blocking was used. Blocks were deemed in or out of a solid model based on the location of the centroid only.

Bulk Density

In total, 1,578 dry bulk density samples from 41 drill holes were utilized for the estimation. Five dry bulk density samples were not included in the analysis due to abnormally high or low values and/or suspect data values. In three cases, this was due to unreasonable moisture content values, while in two cases this was because of high density outliers greater than 3 g/cm3.

Variogram ranges for the dry bulk density estimation were as indicated in Table 14-5.

Table 14-5: Variogram Ranges, Pigeon Dry Bulk Density Estimate

	Major Axis	Semi-Major Axis	Minor Axis
	Range (m)	Range (m)	Range (m)
Upper Crater	22	10	10
	105	56	40
Lower Crater	48	40	10
	96	60	20
MK	77	37	28
	200	81	56
South Crater	40	40	40
	60	60	60

Moisture

A total of 1,543 moisture samples from 41 drill holes were used in estimation. Samples with moisture content values less than 1% and greater than 25% were identified as outliers. Forty samples were discarded due to abnormally high or low values and/or suspect data values. Table 14-6 summarizes the variogram ranges used in the moisture estimate.

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Table 14-6: Variogram Ranges, Pigeon Moisture Estimate

	Major Axis	Semi-Major Axis	Minor Axis
	Range (m)	Range (m)	Range (m)
Upper Crater	28	28	21
	135	92	55
Lower Crater	28	28	21
	135	92	55
MK	50	46	40
	185	109	62
South Crater	40	40	40
	60	60	60

Grade

The grade estimation relied on the sampling from 35 RC drill holes. Each drill hole included between one and fourteen spell out samples and the total aggregate sample interval is 5,954 m. This equates to approximately 727 m3 of sampled material with a mass of approximately 1,480 tonnes from 310 samples. Approximately 730 carats were derived from this sampling. A further 15,000 carats was recovered from the open pit bulk sample collected during 2010.

The Pigeon grade model is based on a total of 310 valid grade samples. The samples are fairly evenly distributed with 172 grades samples from the Crater domains and 137 grade samples from the Coherent (MK) domain. A total of four RC holes were drilled in the northwest lobe, generating 36 grade samples. The deepest grade sample referenced at the mid-point of the RC bulk sample is at 23 m rsl.

One high-grade outlier from the Lower Crater domain was removed from the dataset to prevent overstatement of the grade estimate. Sample grades were reviewed for diamond counts, sample volume, and the allocation of waste xenoliths and slough dilution.

Samples collected near the overburden contact were not used in estimation due to contamination with overburden as well as uncertain volumes. Samples with large granite xenoliths were not used as these volumes were modelled into a separate domain and assumed to be zero grade.

Raw grade sample data were coded into the UC, LC and MK domains. The compositing process was not allowed to utilize samples from outside the domain being composited. There are no samples in the SC domain and therefore grade was not estimated in the SC domain. The first method of compositing involved compositing the samples into 15 m lengths using Surpac and a best fit algorithm within each domain. This method was used for the grade estimation process.

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A second compositing method was used for simulation whereby RC samples were manually regularized to adjust for sample length. Samples greater than 20 m were split into two even length samples with identical grade values, while shorter intervals were left at their original length.

Only one grade sample within the MK domain was considered to require restriction. This sample was capped from an original value of 4.99 cpm3 to a value of 3.25 cpm3. The western half of the MK domain search ellipse anisotropy was adjusted and the octant restrictions on the second estimation pass within the MK domain were removed.

The Pigeon grade variography analysis was difficult to model and resulted in noisy variograms, relatively high nugget values, and short ranges of continuity. Geological context was utilized to assure that an appropriate direction of continuity was selected for each domain. In the UC and LC domains, the orientation was selected to be generally sub-horizontal, parallel to the UC–LC contact. Within the MK unit, there is less geological certainty on the direction of continuity and it was found that a stronger vertical continuity existed. Results were simplified into geological sensible variograms which generally aligned with the analysis. There was insufficient data in the LC domain to complete the analysis, so the UC variogram was used for both UC and LC domains.

Estimation was completed for each data type using several methods including OK, ID2 and NN. Grade estimation using OK and ID2 estimation was completed in three passes, with increasingly less conservative parameters in each subsequent pass. Blocks estimated in the earlier pass were not estimated in the successive passes.

Search ellipses were aligned with the directions of continuity determined by the variography. The first search pass was set at the full range of the variogram, while the second and third were set at increasingly longer ranges so that after the third pass, all kimberlite blocks were estimated. The spatial distribution of the samples within the Pigeon domains are somewhat clustered; therefore, grades needed to be extrapolated with long search distances to populate all blocks.

Estimation parameters are summarized in Table 14-7. The search ellipse of the MK domain was originally setup with anisotropy, similar to the variogram, with the major continuity in the vertical direction. However, this was found to lead to overestimation of grade in the relatively unsampled western half of the domain; as a result, the estimation ellipse was made isotropic.

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Table 14-7: Grade Estimation Parameters, Pigeon

		Pass 1	Pass 2	Pass 3
UC and LC Domains	Maximum Empty Adjacent Octants	5	6	Not applicable
	Minimum Number of Composites	5	3	2
	Maximum Number of Composites	8	8	8
	Maximum Number Composites per Drill Hole	4	2	3
	Number of Drill holes Required	2	2	1
	Major Axis Search Distance (m)	60	120	150
	Semi-Major Axis Search Distance (m)	40	80	100
	Minor Search Distance (m)	30	60	75
MK Domain	Maximum Empty Adjacent Octants	5	Not applicable	Not applicable
	Minimum Number of Composites	5	3	2
	Maximum Number of Composites	8	8	4
	Maximum Number Composites per Drill Hole	4	2	3
	Number of Drill holes Required	2	2	1
	Major Axis Search Distance (m)	80	16	240
	Semi-Major Axis Search Distance (m)	80	16	240
	Minor Search Distance (m)	80	16	240

Risk Assessment

A simulation model was built to simulate grades in cpm3 in SMUs within the Pigeon kimberlite. From a total of 50 simulations, five realizations were chosen for conversion from point grades to SMU block grades. These five realizations were selected to represent pessimistic, typical, and optimistic possibilities of grade distribution within each phase of the Pigeon kimberlite, with the pessimistic and optimistic selections at two confidence limits; 80% and 95%. The simulated grades were analyzed on 15 m benches and 60 m benches. These bench intervals were used as proxies to approximate quarterly and annual mining units in order to provide assistance with classification. In addition, the simulation data were blocked at the 15 m block model size used for estimation.

The simulations indicated that at a 95% confidence interval, average true grades in the UC domain are between 0.83 and 0.92 cpm3. Within the MK domain, the range was between 0.93 and 1.07 cpm3. The largest differences are likely within the LC domain where the actual grade lies between 1.03 and 1.29 cpm3. The grade distribution within Pigeon is relatively well quantified and each domain appears to have a global uncertainty of less than +-10%. The simulation did not account for the unknown associated with larger volumes of unsampled material in the MK domain below the 200 m level.

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Initial Classification

The block classification was based on the following:

Blocks within the UC, LC and MK domains, which lie above an elevation of 240 m above sea level, should be classed as Measured;

−	Blocks in this zone indicate low probability of differing from the estimated values, are well supported by spatially well distributed data, and are relatively close to sample data;
−	Kimberlite volume is estimated with relatively high confidence;

Blocks within UC, LC and MK domains which lie below this threshold but above 200 m should be classed as Indicated;

−	Samples in this zone show slightly higher potential for differing from estimated values and are, on average, further from sample data;
−	Kimberlite volume estimates have relatively moderate confidence;

All other blocks within the UC, LC and MK domains and above the 150 m level, should be considered as Inferred;

−	These blocks are generally estimated in the second and third pass and are relatively far from sample data and larger volumes of this material are estimated from relatively few samples;
−	Estimate of kimberlite volume has relatively lower confidence.

14.2.6	Sable

Geological Models

The Sable drill hole database contains 33 drill hole pipe boundary contacts acquired from 31 drill holes. The Sable bulk density and moisture database comprises over 600 kimberlite samples analysed for dry bulk density and moisture. A total of 23 RC sample holes provided 186 grade samples for the Sable grade estimate.

A three-dimensional topographical surface model was created in Vulcan™ software from 34 drill hole collar location data, the digital elevation model (DEM) and Sable Lake bathymetry data. The DEM was interpolated from the 1 m, 2 m and 5 m contour data from the 2002 Eagle Mapping airborne survey.

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A three-dimensional solid model of overburden was created using Vulcan™. The average overburden thickness of 1.7 m on land was reproduced by translating the DEM down by 1.7 m in elevation. The modelled overburden thickness under Sable Lake varies from approximately 5 m to 15 m.

A solid model of the diabase dyke situated to the east of the Sable pipe on the edge of the open pit area was modelled from core hole contact data. Two surface meshes, of the dyke hanging wall and footwall contacts were created.

A three-dimensional wire-frame model was constructed for the Sable pipe volume estimate using LeapFrog™ automated three-dimensional radial gridding software and Vulcan™. The solid-mesh pipe model was created through several iterations of 3D gridding of the geophysical outline, the drill hole kimberlite pipe boundary intersections (hard data) with additional control points (soft data) digitized manually in Vulcan™.

Geotechnical Assessment

Based upon interpretation of individual drill hole stereonets, there appear to be two domainal bounds within the proposed Sable pit area. One potential domain bound is likely a fault along the long axis of Sable Lake. A potential second domain bound is a potential fault cutting in from the east side of the southern end of Sable Lake.

The mean compressive strength of the Sable granite is approximately 123 MPa with a standard deviation of around 24 MPa. This material may be classed as strong rock.

Joints within the felsic host rocks at Sable are likely quite planar and continuous. The discontinuities do not undulate substantially and have only minor interlocking of asperities. They are very tight, having a minimal joint aperture.

Most of the rock can be classed from fair to good (RMR = 40 to 80). Only a small percentage of the rock mass is below RMR=40. Those areas that are below RMR=40 are likely fractured due to local faulting. As this bound (RMR=40) is generally considered the minimum at which the rock mass will control pit slopes, it can be assumed that the stability of the pit wall will be governed by structurally controlled failures.

Variable Estimation

SGS was selected to estimate the variables and quantify the uncertainty for the dry bulk density, moisture, grade and volume. The E-type model or average of the 100 SGS realizations was selected for the estimates for dry bulk density, moisture and grade as it closely approximates the kriged estimate.

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Block Models

Three block models were created for the resource estimate. The principal block model contains a full set of variables anticipated for the resource estimate, metallurgy, mine planning, and geotechnical, environmental considerations. The sub models contain only the rock type model to firstly, constrain the SGS between ore and waste and secondly, to permit scaling up of the SGS E-type models the principal block model dimensions. All block models were created in Vulcan™. The sub-models were imported into PANGEOS for SGS (2.5 m dimensions) then rescaled to 5 m x 5 m x 15 m for import into the principal block model.

Bulk Density

The Sable pipe host rock (predominantly two mica granite) dry bulk density estimate averaged 2.66 t/m³, and is supported by 212 samples.

The kimberlite bulk density database comprises 622 samples. Bulk density samples were collected on average every 2.0 m in kimberlite.

Exploratory data analysis (EDA) was conducted on the kimberlite bulk density sample data to identify and describe the populations. The mean density increases generally with depth. This trend may be a result of compaction from the increasing load of the predominantly mud-rich reworked kimberlite with depth. The bulk density of the reworked kimberlite domains may also increase due to increased concentration of heavy minerals due to preferential sorting.

The global continuity for all kimberlite bulk density sample data was analyzed in three investigations: omni directional (no anisotropy), horizontal and vertical (two directions of anisotropy) and fully anisotropic (three directions). The experimental variograms were modelled and used for SGS. An average of 100 SGS realizations, which closely approximates an ordinary kriged estimate, was selected as the Sable kimberlite dry bulk density estimate. The average dry bulk density for Sable is 2.22 g/cm3 at an 80% probability.

The volume model and dry bulk density estimate are combined through a block model manipulation in Vulcan™ to arrive at the tonnage estimate.

Moisture

The Sable pipe granitic host rock moisture analyses results are very low. The minimum host rock moisture is 0.0%, the maximum is 0.74% and the mean is 0.13% .

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For mine planning purposes the assumed moisture content for granitic host rock was 0.0% .

Kimberlite moisture content was found to generally decrease with depth. This trend may be associated with a reduction in pore space due to compaction from the increasing load of the overlying kimberlite or increasing separation distance from a water source (e.g. Sable Lake).

Grade

Diamond weight per unit volume (carats per cubic metre - cpm³) was used as the grade variable. Hard geological or grade domain boundaries were not used in the estimate because EDA suggests that lithological boundaries are poorly defined and the SGS data accurately reproduced the target histogram, statistics and covariance models.

The diamonds recovered from the RC bulk samples were examined and analyzed for large stone outliers and outlier composite grade sample weights. A single large stone outlier weighing over 8 cts in sample S-15-01 was cut from the dataset.

The RC grade sample population used to support the diamond grade estimate for the Sable Selection Study contains 186 valid grade estimates. The grade sample distribution (with large stone outlier removed) is slightly positively skewed and the variance is low: the standard deviation is 0.832 and the coefficient of variance is 0.422. The minimum is 0.058 cpm³, the maximum is 4.837 cpm³ and the mean is 1.972 cpm³. The average RC sample grade of the Upper Crater is 1.925 cpm³ and the grade of the Lower Crater is 2.047 cpm³ a difference of 0.122 cpm³ or about 0.05 cpt. The median grade for the Upper Crater is 1.797 cpm³ and the median of the Lower Crater is nearly identical at 1.803 cpm³. There is some evidence of increasing grade with depth through the Upper Crater. The RC sample grades are noticeably lower in the top 30.0 m of the Upper Crater and peak at about 330 m rsl. The average RC sample grade decreases from about 330 m rsl to about 285 m rsl. The conclusions reached from the EDA are as follows:

There are trends of increasing grade with depth through the Upper and Lower Crater;

The contact between the Upper and Lower Crater lithological domains is gradational;

The grade of the Mud-rich Volcaniclastic unit is similar to the Lower Crater though is not well sampled.

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SGS accurately reproduces the sample distributions and statistics. Therefore, hard domain boundaries are not necessary to constrain SGS of the grade variable.

The E-type model or average of 100 SGS realizations was selected as the Sable grade estimate. The best comparison, indicating a strong correlation between the sample population and the SGS data, was achieved with the set of fully anisotropic variograms, 100 m isotropic search and minimum 20 samples.

Risk Assessment

The radial method of quantifying kimberlite pipe volume uncertainty was used, which employs SGS to generate a set of equi-probable realizations of the boundary contact data unrolled to a two dimensional space. The minimum to maximum volume range was determined to be 20% asymmetrically distributed from -6.6 to +13.4%, and it was concluded that there was a high confidence of the pipe volume model. Two additional uncertainty analyses, with increasing soft data support, were run to determine the drill hole spacing potentially required to reduce the volume uncertainty. Results indicated that the volume uncertainty is low and no additional boundary delineation was warranted on this basis alone.

The SGS used to estimate the Sable kimberlite dry bulk density was also used to quantify the uncertainty of the estimate. The average values were calculated for each of the 100 simulations to determine the uncertainty of the average dry bulk density estimate. The expected mean is 2.22 t/m³, with a range of 4%, distributed across the mean at -1.9% and +2.1% . The range at an 80% confidence interval is ±1%. The results of the analysis indicate very little uncertainty or risk in the kimberlite dry bulk density estimate. The uncertainty in the dry bulk density estimate increases when smaller units of production are considered. For instance, the uncertainty analysis for 15 m benches indicates considerably higher uncertainty on certain benches. The variability on the bench mean at the top of the pipe is approximately ±2% increasing to ±13% on the 345 bench. The high variability is likely related to the variability of kimberlite lithology. The associated risk to the scheduling of dry tonnage in the Upper Crater can be mitigated by collecting additional bulk density samples.

The uncertainty in the resource grade estimate for the principle area of the resource was quantified using SGS of the RC grade (cpm³) sample data. The SGS used to estimate the Sable kimberlite grade was also used to quantify the uncertainty of the estimate. The average values were calculated for each of the 100 simulations to determine the uncertainty of the average grade. The expected mean is 0.86 cpm³ with a range of 13.7% distributed across the mean at -6.6% and +7.1% . The range at an 80% confidence interval is approximately ±4%. The results of the uncertainty analysis indicate the risk in the grade estimate is low. In order to understand the grade variability for Sable kimberlite over production volumes the variability on a bench scale was determined. The bench-scale ranges are significantly higher than the global ranges. Uncertainty associated with the value estimate is closely related to parcel size. A parcel greater than 5000 carats may be required prior to project start-up.

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Initial Classification

Mineral Resources were initially classified on a probabilistic basis. The method uses the estimation variance of the grade SGS scaled to quarterly (for Measured) and annually (for Indicated and Inferred) to classify the resource based on a relative precision and confidence interval. All kimberlite in the pipe above the lowest depth of RC sample drilling was classified as either Indicated or Measured. One block model level below the lowest RC grade sample level was classified as Inferred. The variance of the pipe contact and geological boundaries were not incorporated into the resource classification. However, the RC grade samples are preferentially located toward the central area of the pipe resulting in lower classification of blocks on the pipe boundary consistent with the lower confidence of the boundary blocks as expected.

14.2.7	Jay

Geological Models

A three-dimensional wire-frame model was constructed for the Jay pipe using Vulcan™ software. The construction of the model was based on the surface geophysical outline and all kimberlite wall-rock contacts from drilling. The model was developed in plan on 15.0 m bench levels by digitising polygon outlines of the pipe perimeter that best fit drill hole data and are consistent with current understanding of kimberlite geology. A triangulated mesh was constructed in Vulcan™ utilizing the digitised pipe outlines.

The modelled pipe wall below the current level of drilling was projected to depth at a constant slope of approximately 80 degrees based on the drilled portion of the pipe. The lowest contact drilled is at +35 m rsl and the pipe was projected to -275 m rsl.

The Jay pipe was modelled from 13 diamond drill hole and RC drill hole contacts and the 2005 surface geophysical interpretation. Internal domains were modelled from one additional diamond drill hole and 12 RC drill holes. Data included:

The Jay bulk density and moisture database comprises more than 415 kimberlite samples;

223 RC samples were used to model the Jay grade estimate.

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Geotechnical Assessment

Regional geophysical data and drilling indicate two major fault structures in the vicinity of the Jay kimberlite. There are key geotechnical risks associated with Jay. The mineral resource is estimated assuming that mining can be performed using a water containment dyke with an open pit mining method, and large structures would have significant impact on this type of development. The character of the recognised structures and their possible impact is not well understood.

Variable Estimation

Block Models

The block model is orthogonal to the NAD83 geographic reference system (not rotated). The spatial extent of the block model accommodates a proposed large open pit mine design and enclosing dyke.

Block cell dimensions (15 x 15 x 15) were chosen on the basis of estimation accuracy, vertical sample spacing, and compatibility with mine design. RC sampling was done on 15 m breaks, but because horizontal spacing is over 50 m, it is not practical to set the block size to the horizontal sample spacing.

Bulk Density

From statistical analyses, the RVK and TransK domains were combined and separated from the VK domain. A strong linear trend of increasing dry bulk density was noted through the RVK-TransK domain.

Density was estimated using bench averages though the RVK-TransK density domain to replicate the analysed trend, whereas a global average was applied for the VK domain.

Moisture

For moisture, the three geological domains, RVK, TransK and VK, were honoured. A trend of decreasing moisture with depth was interpreted for the RVK domain. Moisture was estimated using bench averages through the RVK domain and global averages for the TransK and VK domains.

Grade

The geological domains interpreted to be closely related, with the TransK domain a mixture of the RVK above and VK below. This large-scale relationship is rare in Ekati kimberlites, and the relationship between the geological domains and grade is not as evident as other pipes.

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No clear grade domains were evident when all data are plotted together as a single population. The grade data appear to be of one multi-normal population with a broad range. The data, when grouped by geological domain, exhibit near normal distributions with loosely varying means varying approximately 1.0 cpm3. Though each geological domain appears to have a different grade distribution there is a strong relationship between these domains.

A moving-window technique was used to analyze the variation of sample grades in relation to elevation. There was no significant change in grade at either geological contact, and were therefore interpreted to be soft boundaries (i.e. transitional). These results supported the grouping of all samples together in a single population for continuity analysis and estimation rather than removing boundary samples and domaining the data.

A trend of increasing grade with depth was noted. As the geological domain boundaries are sub-horizontal the distance from the contact is analogous to a change in elevation. As the distance from the contact increases there is a clear, consistent change in grade. There is a clear trend of increasing grade with depth evident in the RVK domain. However, no significant trend was observed in TransK. Finally, there was a trend of decreasing grade with depth in the VK. From these analyses, a decision was taken to treat the entire grade sample dataset as a single population for continuity analysis and conditional simulation.

Ordinary kriging (OK) provided favourable results for modelling the grade trend in three dimensions. An inferred variogram with a 30% nugget and a long horizontal range was used. Several sensitivities were performed and the best results came from using 500 x 500 x 100 m ranges. The OK for the trend model was run into a 5 x 5 x 5 m block model covering the entire kimberlite to the extent of estimation (100 m vertical from lowest sample).

Values from the trend model were first extracted at the sample locations for use in stepwise conditional transformation. Eight classes with a minimum of 20 data per class were used to transform the data. Directional variograms were calculated for the cpm3 data. However, confidence in the results was low as the ranges were contrary to the geology of the deposit. SGS was run in a 5 m x 5 m x 5 m grid, equivalent to approximately one-tenth of the sample spacing, without data declustering to create a stepwise conditional transform model. The multiple (100) realisations were rescaled to 15 m x 15 m x 15 m in Pangeos software using a block averaging function. Finally, the realisations were averaged on a block-by-block basis to produce the final rescaled E-type model. The final cpt variable was calculated from the density and cpm3 models.

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Risk Assessment

To calculate global grade ranges, the mean cpm3 of each 100 realisations was calculated and converted to cpt by using the mean dry bulk density for the entire deposit. The realisations were ranked and assigned a probability (100 realisations, therefore 100 probability intervals) and uncertainty ranges were calculated at given confidence intervals. The global grade is predicted to be between 2.04 and 2.26 cpt, within an 80% confidence interval (-4.4%, +5.9%) .

To calculate bench grade ranges, the E-type model was used and cpm3 was converted to cpt on a block-by-block basis. Each block was then assigned to a bench and the ranges on this bench were calculated at given confidence intervals. The bench grade is predicted to vary by -18/+15%, within an 80% confidence interval.

Initial Classification

A probabilistic resource classification method based on grade, the variable with the highest quantifiable uncertainty, was used for the Jay resource estimate. The classification was done in Pangeos software using the resource classification tool. The algorithm calculates the uncertainty of blocks scaled to production volumes and uncertainty thresholds. Production period volumes were converted to panel sizes. The planned mining rate is 25,000 tonnes per day. The maximum width of Jay is roughly 300 m. The quarterly production panel is therefore estimated to be 280 x 280 x 15 m, and the annual production panel is estimated to be 280 x 280 x 60 m.

Resource classification was performed using all kimberlite blocks in the non-controlled SGS 15 x15 x 15 m model. All material was classified as Indicated, except a portion of highly variable kimberlite near surface that was classified as Inferred. In addition, several areas of spotty results were classified as Measured.

14.2.8	Lynx

Geological Models

The Lynx pipe and internal domains were modelled from 23 diamond drill hole and 12 RC drill hole contacts. Data included:

The Lynx bulk density database comprises over 228 kimberlite samples;

55 RC samples were used to model the Lynx grade estimate.

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A three-dimensional (wire-frame) pipe model was constructed for Lynx using Gemcom software. The construction of the model was based on geological interpretations of the pipe shape using geophysical data and delineation and RC drilling. The model was developed in plan for each bench by digitising polygons of the pipe perimeter that is a best fit of available data. Where the data permitted significant interpretation of the position of the pipe perimeter, a conservative approach was taken and kimberlite / wall-rock contacts were generally assumed to be straight. The perimeter of the pipe near surface is reasonably well constrained by RC drilling and the detailed shallow core drilling program undertaken in 2001 (LXDC-01 to 09) but, only four drill holes intersect the pipe margins at depth resulting in considerable uncertainty in the pipe model below the 350 elevation level.

Geotechnical Assessment

Given the limited data available a geotechnical assessment is not possible at this time.

Variable Estimation

Block Models

The Lynx model used a block size of 20 m x 20 m x 30 m, which was sub-blocked to 1 m x 1 m x 1 m.

Bulk Density

The available dry bulk density data for Lynx (n = 183) were evaluated with respect to lithology (i.e. kimberlitic mudstone, ash-rich tuff, olivine-rich tuff, primary volcaniclastic breccia), phase and elevation in the pipe.

The overall variability in bulk density of individual samples is strongly dominated by a “random” component that is independent lithology of position within the pipe. The data do indicate broad variations in kimberlite density with elevation and lithology. In particular, while there is a large amount of overlap, olivine-rich tuff (ORT) is generally denser than ash-rich tuff (ART) which, in turn, is denser than kimberlitic mudstone (KBMS). Density values for primary volcaniclastic kimberlite (PVK) suggest an overall higher density than any of these crater-phase lithologies. This apparent difference is believed to primarily reflect the greater depth at which the PVK occurs in the pipe and it is likely that the depth-corrected range in bulk density for this material is very similar to that of ORT. This is supported by the fact that ART samples occurring at depth within the volcaniclastic phase show a significantly elevated density relative to those occurring at shallower levels. Similarly, the shallowest PVK samples have density values at the lower end of the full range displayed by this material and are consistent with the density range displayed by ORT at the same level in the pipe.

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A simple two-domain density model was applied. All kimberlite (including RC samples) occurring above the 320 elevation in the pipe was modelled with a single bulk density of 1.79 gm/cm3 obtained by averaging all bulk density values (n = 115) obtained for samples taken above this level (after exclusion of spurious values, i.e. those above 2.6 or below 1 gm/cm3). Similarly, kimberlite underlying the 320 elevation was modelled with a bulk density of 2.20 gm/cm3 obtained by averaging all values (n = 68) below this level.

Moisture

Samples were taken from the 1999 and 2000 drill core holes for determination of bulk density and moisture content of host geology (granite) and the kimberlite density within the pipe. Two samples of approximately 6 cm (for bulk density) and 2 cm (for moisture content) in length, respectively, were taken every 2 m in kimberlite and every 10 m in granite. A total of 227 bulk density samples exist in the current database for the entire pipe. One hundred and eighty-two density measurements provide good coverage of the kimberlite phases present.

Grade

A similar probabilistic approach to that employed at Jay was utilised (refer to 14.2.7) .

Risk Assessment

No risk assessment was carried out on grade. The diamond parcel size for Lynx is small (277 carats) and this represents the greatest area of uncertainty for the Mineral Resource estimate.

Initial Classification

Blocks were initially classified as Measured and Indicated, based on distance to sample grade point.

14.3	Final Classification of Mineral Resources

Ekati personnel also use a “scorecard” system which allows a QP to qualitatively evaluate the information supporting the estimate through a series of questions set up in an Excel spreadsheet. The set-up assigns a maximum score per dataset, and determines whether each individual dataset should be classified as able to support either an exploration target, or Inferred, Indicated or Measured status.

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The scorecard requires evaluation of the data supporting pipe volume, diamond grade, diamond valuations and dry bulk density determinations:

The internal kimberlite pipe geology and volume are evaluated by assessing the data collection methodologies, amount and quality of data verification, robustness of the geological interpretation, and requires a discussion of the relative confidence and accuracy of the estimate;

Grade and density require a review of the sample collection and sample processing methodologies, grade estimation methods and results, data validation, accuracy and supportability of interpretations and block modelling, and requires a discussion of the relative confidence and accuracy of the estimate;

Valuation requires consideration of the sample collection and sample processing methodologies, size distribution, the actual valuation, data validation, and requires a discussion of the relative confidence and accuracy of the estimate.

The QP evaluates each item in turn, and assigns a value which corresponds to the level of data support and knowledge for the item. The final classification result for each pipe is based on a weighted average of the score in each category of the scorecard, and rated on a scale of 1 to 4. Typically, the following scorecard average ranges correspond to the classification categories shown:

Measured: 3.5–4.0;

Indicated: 2.5–3.5;

Inferred: 2.0–2.5.

14.3.1	Koala

The resource is constrained vertically at 1810 m rsl by decreasing tonnes available per developed underground level due to deposit size and geometry.

All Measured Mineral Resources resulting from the scorecard assessment were downgraded to Indicated Mineral Resources based on the overall Ekati scorecard rating outcome. This was due primarily to the lack of a large separate robust valuation parcel for the open pit Phase 5; geological and grade uncertainty; and minimal grade and valuation data for Phase 7 of the mine plan.

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14.3.2	Koala North

Probabilistic grade simulation methods were used for Koala North and support Indicated resources above 2205 m rsl, with material below 2205 m rsl classified as Inferred. The Mineral Resource is limited to the 2185 m rsl, the lowest kimberlite drill hole intersection.

14.3.3	Fox

The highest confidence category assigned is Indicated, due to the small grade sample sizes, uncertainty associated with the kriging parameters, and uncertainty with the internal geological model (xenolith model). The resource estimate is limited to -150 m rsl based on the current understanding of geological continuity.

14.3.4	Misery

Although the pipe is extensively drilled with tight RC drill hole density, there is uncertainty associated with sample grade variability, excessive kimberlite sloughing in some RC holes, and use of different de-grit slot sizes in the sample plant for the various RC campaigns (0.5 mm slot for 1995, 1.2 mm slot for 2008). The resource is limited to 90 m RL based on a maximum Whittle™ assessment and the option to apply alternative mining practices.

The probabilistic grade results, combined with the scorecard rating, are that the Resource is classified as Indicated to 130 m rsl, with Inferred from 130 m rsl to 90 m rsl.

14.3.5	Pigeon

Pigeon was initially classified using the probabilistic method, resulting in Measured, Indicated, and lesser Inferred. All Measured material was downgraded to Indicated based on the scorecard rating; this was primarily due to uncertainty in the locations of the contacts in the northwest portion of the pipe.

The resource is limited to 225 m rsl based on a maximum Whittle™ assessment.

14.3.6	Sable

Probabilistic classification resulted in Measured and Indicated. All Measured has been downgraded to Indicated by the Ekati Scorecard.

The Ekati scorecard rating for Sable is Indicated due to limited overall diamond parcel size, uncertainty in internal geology, and minimal density data below 250 m rsl. The resource is limited to 135 m rsl as this is the lowest confirmed kimberlite intersection, and further confirmed by a maximum Whittle™ assessment.

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14.3.7	Jay

Probabilistic classification resulted in minimal Measured around sample points, mainly Indicated, and Inferred where sampling is sparse. All Measured material was downgraded to Indicated.

The maximum Ekati scorecard rating for Jay is indicated due to limited drilling pierce point constraints, small overall diamond parcel (~2,000 carats) and minimal information on internal geology and density data. The resource is limited to 45 m rsl, which corresponds with lowest RC grade sample.

Due to Jay’s large tonnage and minimal drilling, a “minimum” shape model was constructed honouring all kimberlite intersections; material outside of this model was removed from the resource to reflect the uncertainty in the pipe shape at depth.

14.3.8	Lynx

Lynx has been classified based on sample distance, resulting in Measured and Indicated. All Measured is downgraded to Indicated based on the scorecard.

The maximum Ekati Scorecard rating for Lynx is Indicated due primarily to small overall diamond parcel (~270 carats). The resource is limited to 210 m rsl based on a maximum Whittle™ assessment.

14.4	Reasonable Prospects of Economic Extraction

14.4.1	Diamond Reference Value

Kimberlite value (US$/tonne) is equal to average grade (carats per tonne) multiplied by average diamond value (US$/carat) multiplied by a recovery factor. For the Ekati Mineral Resources, a slot screen size cut-off of 1.0 mm is used and a 100% recovery factor is assumed. For the Ekati Mineral Reserves, a slot screen size cut-off of 1.2 mm is applied (de-grit slot screen used in the current Ekati process plant).

The diamond value estimate is relatively complicated compared to most commodities. Diamonds occur in a vast array of sizes, colours and qualities with a price variation up to three orders of magnitude for a single diamond size. Diamonds within a kimberlite range in quality from very low value boart (fibrous diamond) to very high gem quality stones. More than 3,000 categories comprise the current Ekati diamond price book. Average diamond value is a function of diamond size distribution and diamond quality/colour. The highest value populations (e.g. Koala) have both a coarse size distribution and high proportion of high quality white stones.

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Uncertainty associated with diamond value estimation is related directly to parcel size assuming a detailed, well constrained value sort. The uncertainty due to parcel size can be estimated using Monte Carlo random testing of very large production parcels. The ideal parcel size for commercial kimberlite evaluation is approximately 5,000 carats. However, there are cost and time constraints in obtaining very large diamond parcels at Ekati due to the difficult setting of the pipes (typically situated in lakes with >10 m of glacial overburden) and the remote location of the mine. The evaluation is sequential due to multiple pipe development and time constraints (winter bulk sampling programs).

The valuation of the diamond parcels is periodically updated to a more recent Price Book to ensure that the diamond values are representative of current sorting categories and market conditions. Prices in the Price Book are updated with each sale. To facilitate economic analysis, all the pipe valuations are carried out on a common fixed Price Book, and the Diamond Price Index is then applied to reflect market movement relative to the date when the Price Book was set. For planning purposes these reference values are estimated on an annual basis and as reference values for application of the price forecast.

The diamond value is estimated for each size cut-off using exploration or production sample parcels and process plant partition curves and is validated using recent sales prices achieved by the prior operator BHP Billiton. The average diamond value (diamond reference value) is estimated for each pipe (and in some cases multiple geological domains within a pipe) using exploration and/or production parcels ranging in size from several hundred carats to tens of thousands of carats. These diamond parcels have been valued on both Ekati’s price book (prior to transaction) and Dominion’s price book and are adjusted for current market conditions.

Using the diamond reference values from the exploration and production parcels, the current diamond recovery profile of the Ekati processing plant and prices from Ekati’s December 2012 rough diamond sale, Dominion has modelled the approximate rough diamond price per carat for each of the Ekati kimberlite types, shown in Table 14-8. For the purposes of this model it has been assumed that there is a 2% per annum real price growth during the life of the mine excluding the current year in which pricing is assumed to be flat.

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Table 14-8: Diamond Reference Value Assumptions as at 31 December 2012

Joint Venture	Kimberlite Type	US$/carat at 1.2 mm	Recovery % at 1.2 mm
Agreement Area
Core Zone	Koala Ph5 (RVK)	$358	93%
	Koala Ph6 (VK)	$415	95%
	Koala Ph7 (VK/MK)	$422	97%
	Koala N. (RVK/VK)	$435	96%
	Fox TK	$312	95%
	Misery RVK	$112	88%
	Pigeon RVK	$217	88%
	Pigeon MK	$195	83%
	Sable RVK/VK	$140	79%
Buffer Zone	Jay RVK/VK	$74	85%
	Lynx RVK/VK	$257	86%

Notes to Accompany Diamond Reference Value Table:

1.	Diamond price is based upon the diamonds that would be recovered by the current Ekati process plant that uses a 1.2 mm slot screen size cut-off.
2.

The recovery factor is the adjustment that is applied to the resource grade that is based on a slot screen size cut-off of 1.0 mm to make it equivalent to the grade that would be recovered by the current Ekati process plant which uses a 1.2 mm slot screen size.

14.4.2	Conceptual Mine Designs

Conceptual pit designs for Mineral Resources amenable to open pit mining methods (Fox, Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite, and ranges included:

Overall pit slope angles vary considerably and were selected to meet the particular design requirements for each pipe, ranging from 35–62º;

Mining cost assumptions of $5–8/wmt;

Processing costs of $16–26/dmt;

G&A of costs $17–29/dmt.

Conceptual underground designs for Koala North were based on a sub-level retreat mining method utilising 20 m sub-levels and operating costs that ranged from $38–63/dmt, depending on elevation.

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Conceptual underground designs for Koala were based on a sub-level cave mining method utilising 20 m sub-levels and a $38–63/dmt operating cost range, which was also dependent on elevation.

Conceptual underground designs for Fox were based on a 130 m deep block cave mining method and a $50–84/dmt operating cost range.

14.4.3	Stockpiles

The classification of stockpiles is based on the resource classification for each source. Active stockpiles are surveyed at the end of March, and assumed to stay static until year end. Six stockpiles are included in the 2012 stockpile estimates. The Pigeon stockpile consists of material that was mined during the operation of the test pit, and may be processed through the bulk sample plant in future.

14.5	Mineral Resource Statement

Mineral Resources were historically reported using the 2004 JORC Code. This statement is reported in accordance with the 2010 CIM Definition Standards. Mineral Resources take into account geologic, mining, processing and economic constraints, and have been defined within a conceptual stope design or a conceptual open pit shell. Depletion has been included in the estimates.

The qualified person for the Mineral Resource estimate is Mats Heimersson, P. Eng., a Dominion employee.

Mineral Resources are reported inclusive of Mineral Reserves. Dominion cautions that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are reported effective 31 December 2012 on a 100% basis. Mineral Resource estimates are presented in Table 14-9 by kimberlite pipe. No Measured Mineral Resources are reported.

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Table 14-9: Mineral Resource Statement

Classification	Joint Venture	Kimberlite Pipe	Tonnes	Grade	Carats
	Agreement Area		(millions)	(cpt)	(millions)
Indicated	Core Zone	Koala UG	7.4	0.6	4.5
		Koala N UG	0.3	0.6	0.2
		Fox OP (+140 m rsl)	10.3	0.2	2.5
		Fox UG (-140 m rsl)	20.2	0.3	6.1
		Misery	3.7	4.5	16.8
		Pigeon	10.6	0.5	4.9
		Sable	15.4	0.9	13.3
		Stockpiles	0.1	0.6	0.05
Subtotal Indicated			68.2	0.7	48.4
(Core Zone only)
	Buffer Zone	Jay	36.2	2.2	78.1
		Lynx	1.3	0.8	1.0
Subtotal Indicated			37.5	2.1	79.1
(Buffer Zone only)
Total Indicated			105.7	1.2	127.5
Inferred	Core Zone	Koala UG	0.3	1.0	0.3
		Koala N UG	0.2	0.6	0.1
		Fox OP (+140 m rsl)	1.1	0.3	0.3
		Fox UG (-140 m rsl)	5.6	0.3	1.7
		Misery	0.8	2.9	2.3
		Pigeon	0.8	0.5	0.4
		Sable	-	-	-
		Stockpiles	6.6	0.2	1.0
Subtotal Inferred			15.3	0.4	6.1
(Core Zone)
	Buffer Zone	Jay	9.5	1.4	12.9
		Lynx	0.1	0.8	0.1
Subtotal Inferred			9.6	1.3	13.0
(Buffer Zone)
Total Inferred			24.9	0.8	19.1

Notes to Accompany Mineral Resource Table.

1.

Mineral Resources have an effective date of 31 December 2012. The resource estimates were prepared under the supervision of Mats Heimersson, P. Eng., an employee of Dominion and a Qualified Person within the meaning of National Instrument 43-101.

2.	Mineral Resources are reported on a 100% basis. Dominion has an 80% participating interest in the Core Zone Joint Venture and a 58.8% participating interest in the Buffer Zone Joint Venture.
3.	Mineral Resources are reported inclusive of Mineral Reserves.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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5.	Mineral Resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).
6.

Mineral Resources have been classified using a rating system that considers drill hole spacing, volume and moisture models, grade, internal geology and diamond valuation, mineral tenure, processing characteristics and geotechnical and hydrogeological factors, and, depending on the pipe, may also include kriging variance.

7.

Mineral Resources amenable to open pit mining methods include Fox OP, Misery, Pigeon, Sable, Jay and Lynx. Conceptual pit designs for open cut Mineral Resources (Fox, Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite and ranges included: overall pit slope angles were selected to meet the particular design requirements for each pipe and range from 35–62º, mining costs of $5–8/wmt, processing costs of $16–26/dmt, G&A costs of $17–29/dmt and diamond valuations that ranged from $74–$312 ct.

8.	The Mineral Resources for the Fox pipe are divided by elevation (m rsl) between open pit and underground mining methods.
9.

Mineral Resources amenable to underground mining methods include Koala, Koala North and Fox UG. Conceptual underground designs for Koala North were based on a sub-level retreat mining method utilising 20 m sub-levels and $38–63/dmt operating cost. Conceptual underground designs for Koala were based on a sub-level cave mining method utilising 20 m sub-levels and $38–63/dmt operating cost. Conceptual underground designs for Fox were based on a 130 m deep block cave mining method and $50–84/dmt operating cost. Operating costs vary by elevation within the deposits. Diamond valuations ranged from $312– $435/ct.

10.

Stockpiles are located near the Fox open pit and were mined from the uppermost portion of the Fox open pit operation (crater domain kimberlite). Minor run of mine stockpiles (underground and open pit) are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

11.	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats.
12.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

14.6	Factors That May Affect the Mineral Resource Estimates

Factors which may affect the Mineral Resource estimates include:

Diamond price and valuation assumptions;

Changes to the assumptions used to estimate diamond carat content (e.g. bulk density estimation, grade model methodology);

Geological interpretation (internal kimberlite domains and/or pipe contacts);

Changes to design parameter assumptions that pertain to block cave designs;

Changes to design parameter assumptions that pertain to open pit design;

Changes to geotechnical, mining assumptions;

Changes to process plant recovery estimates if the diamond size in certain domains is finer or coarser than currently assumed;

The effect of different sample-support sizes between RC drilling and underground sampling or other larger-scale sampling programs;

Diamond parcel sizes for the pipes with estimates that are not in production or planned for production.

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14.7	Exploration Targets

Two targets for further exploration (Exploration Targets) have been estimated, based on the allowance in National instrument 43-101 Section 2.3 (2) to report the potential quantity and grade, expressed as ranges, of a target for further exploration.

Dominion cautions that the potential quantity and grade of the exploration targets are conceptual in nature. There has been insufficient exploration and/or study to define the exploration targets as Mineral Resources, and it is uncertain if additional exploration will result in the exploration targets being delineated as Mineral Resources.

14.7.1	Misery Satellites

Substantial quantities of the Misery South pipe and Misery SW Extension kimberlite occur within the stripping limits of the Misery pushback open pit (refer to Figures 7-9 and 7-10), which is in operation. This material has not been included in the life of mine plan as it is not in the Mineral Reserves. However, a plan has been developed to evaluate these exploration targets as they become accessible by mining during the stripping for the Misery Main pipe. Kimberlitic material from the two Misery satellite bodies is being stockpiled separately until its grade and value can be assessed using the Ekati sample plant. Satellite kimberlites which are confirmed as having no economic value will be treated as waste and will be included in the waste rock management plan.

The Misery South pipe and Misery Southwest Extension have been assessed by core drilling programs and from bulk samples collected during exploration programs. Additionally, the Southwest Extension was partially mined during the initial Misery open pit operation, and approximately 240,000 dmt was blend processed through the Ekati main process plant. Available bulk sample results for these two targets are provided in Table 14-10.

The Misery South pipe is a small discrete kimberlite intrusion with near vertical pipe wall boundaries (refer to Figure 7-10). The pipe volume is constrained by vertical RC drill holes and radial diamond drill holes (Figure 14-1). There are a limited number of drill hole pierce points in the western area of the pipe.

Pipe infill for Misery South includes two major domains: a very fine to medium grained, variably bedded, macrocrystic, re-sedimented RVK with high proportions of mud and siltstone; and a fine to coarse grained, variably bedded, olivine-rich macrocrystic, RVK.

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Figure 14-1: Misery South Pipe

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The Misery South pipe was sampled during the 1994 and 1995 RC drilling campaigns (Table 14-10). The 1994 RC intervals were composited and a single sample was processed (approximately 26.6 carats were recovered from 34.2 dmt). In 1995, individual drill intervals were processed from two drill holes. However, due to sloughing conditions, it was not possible to calliper the drill holes and average drill hole volumes were applied based on callipered drill holes from Misery Main pipe. For this reason, the grade data were not deemed adequate to support classification of the material as Mineral Resources. For the total 1995 RC sample, approximately 60 carats were recovered from nearly 43 dmt. Comparison of Misery Main and Misery South diamond parcels indicates similar diamond size distributions and diamond characteristics.

The Misery Southwest Extension is a steep sided, narrow body filled with at least two broad varieties of kimberlite. The Southwest Extension is situated with between the Misery Main and Misery South pipes (refer to Figures 7-9 and 7-10). The boundary between Misery Main pipe and the Southwest Extension is indistinct and the kimberlite infill is similar (olivine-rich RVK with variable mud content). At least one other geological domain is present for the Southwest Extension and it is a mud-rich RVK.

The Misery Southwest Extension was not known at the time of the 1994 and 1995 drilling programs. However, it was exposed during the original open cut mining operation. Subsequently, the modeled volume of the Southwest Extension has been constrained by diamond drill holes (Figure 14-2).

The Southwest Extension was stockpiled as it was mined in 2004 and 2005. An in-pit small bulk sample was processed through the sample plant in 2006 (Table 14-10). A total of 114 carats were recovered from approximately 37 dmt. Based on this result, and the overall geological similarity of the stockpile material to the Misery Main pipe infill, the large stockpile (~242,000 dmt) was blended through the Ekati process plant. The diamond recovery (~281,000 carats) was estimated by Ekati production geologists. There was no apparent variation in diamond quality from the previous Misery production. Similarly, comparison of exploration parcels from the Misery Main and Misery Southwest parcels indicate close similarity in terms of size distribution and diamond characteristics.

At this time, there is insufficient support for grade estimates to allow for estimating Mineral Resources for the Misery satellite exploration targets. The overall tonnage range for materials within the Misery pushback pit shell is estimated to be between 2.7 Mt and 4.5 Mt at a grade range of 1.0 cpt to 1.7 cpt. Based on sample data from the satellite pipes, and using the Diamond Reference Value assumptions as at 31 December 2012, the diamond values could range between US$90 per carat and US$140 per carat.

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Table 14-10: Exploration Targets – Bulk Sample Programs

								De-grit
	Joint	Size	Sample		Est. Dry	Total	Sample	Screen
Pipe	Venture	(ha)	Year	Sample Type	Tonnes	Carats	(cpt)	(mm)
Misery South	Core Zone	0.4	1994	15 cm RC	34.2	26.6	0.8	1
			1995	35 cm RC	42.7	59.9	1.4	0.5
				Subtotal	76.9	86.5	1.1	0.5 to 1
Misery SW	Core Zone	0.8	2005	In pit sample	37.0	110.4	3.0	1
Extension			2006	ROM stockpile	242,489	280,895	1.2	1.6

Figure 14-2: Misery Southwest Extension

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14.7.2	Coarse Reject Material

Since the start of production in September 1998, a number of changes and upgrades have been made to the Ekati process plant. One of the key operating parameters for the process plant is the configuration of the de-grit screens. Selection of the optimum de-grit screen size (slot screen aperture) is based on diamond recovery considerations (see Section 13.2) and overall process plant throughput feed constraints (smaller slot screen apertures may limit the front end capacity of the process plant). The current de-grit screens at the process plant have a slot aperture width of 1.2 mm and have been operating at this configuration since July 2007, when the slot screen aperture width was reduced from 1.6 mm to 1.2 mm.

A second key operating parameter impacting diamond recovery is the re-crush circuit. The process plant can relatively easily be configured to enhance diamond recovery by re-crushing -25 mm HMS float material. The -25 mm fragments can be re-directed to the HPGR by changing several screens on the top decks of the HMS. Re-crush of the HMS floats improves diamond recovery by liberating small diamonds in the float chips. However, the use of the re-crush circuit can negatively impact overall plant throughput rates by creating a bottleneck at the HPGR. Consequently, the re-crush circuit has not been deployed during full-scale production since late 2003.

The final contributing factor to the potential loss of diamonds to the coarse reject tails is the feed grade (and stone size distribution) to the process plant. Historically, the process plant has been fed kimberlite from a wide variety of source kimberlite pipes and geological domains. The periods of greatest interest would be production months from the high-grade areas of the Koala open pit and the original Misery open pit.

Thus, in taking all of these factors into consideration it can be concluded that the timeframe for when there would be the greatest potential of diamond grade in the coarse rejects would be from February 2003 through until September 2006.

The tonnage range for the coarse reject tails from the production periods of interest are estimated at 3.5 to 4.5 Mt. When stone size distributions and recovered grade data are considered, this material has an overall grade ranging from 0.2 to 0.6 carats per tonne. Based on recent process plant audit parcel valuations and diamond values as at 31 December 2012, the diamond values could range from US$80 per carat to US$140 per carat.

The tonnage estimate of the tail rejects is based on truck counts (Wenco system). The grade estimate is based on reconciling loss from the head feed using the recovery partition curves (i.e. diamonds passing through a 1.6 mm slot) plus an estimate of diamonds locked in the -25 mm HMS float chips (approximated at 10% of head feed grade based on recrush tests). The Wenco data on the trucks included coordinates of where the material was dumped along with the date of the material which enables Dominion to determine approximately where the highest potential material is located.

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While the historic recoveries and valuations may not necessarily be indicative of recoveries or valuations within the current coarse reject tails stockpiles, treatment of this material represents an attractive opportunity to supplement mill feed.

A production test for grade and diamond recovery is planned to be processed through the main plant during mid to late 2013.

14.8	Comments on Mineral Resource Estimates

The QPs are of the opinion that the Mineral Resources for the Ekati Diamond Mine, which have been estimated using core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2010).

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15.0	MINERAL RESERVE ESTIMATES

15.1	Key Assumptions/Basis of Estimate

Mineral Reserve estimation is based on Indicated Mineral Resources and supported by either an internal pre-feasibility-level or a feasibility-level study. Mineral Reserves were estimated for the Koala, Koala North, Fox, Misery and Pigeon pipes, and active stockpile materials. Koala is mined as a sub-level/incline cave (SLC), similar to a block cave, whereas Koala North is extracted by sub-level retreat. The Fox open pit is currently active; the Misery open pit is undergoing a pushback. Mining has not yet commenced at the Pigeon pit. The Panda, Koala, and Beartooth open pits are mined out. The Panda underground is also fully depleted.

Geotechnical parameters used during open pit mine design include inter-ramp and inter-bench angles, structural domains determined from wall mapping, and geotechnical drilling. Underground geotechnical considerations are more focused on ground support, and monitoring of ground movement.

There are no grade control programs. However, grade verification of block models is carried out periodically by collecting and processing run-of-mine underground and open pit development samples (typically 50 tonnes each). Generally all kimberlitic material within the resource models is considered to be economic, and is either processed directly or stockpiled for possible future processing.

Diamond recovery factors are applied based on parameters established during evaluation of recovered diamonds collected from bulk samples, and are specific to each kimberlite deposit and contained geologic domain. The process plant currently uses 1.2 mm slotted de-grit screen sizes so that diamonds smaller than the lower screen size cut-off are generally not recovered. For the Ekati Mineral Reserves, a slot screen size cut-off of 1.2 mm is applied (this is the size of the de-grit slot screen used in the current Ekati process plant) using deposit-specific diamond size data and partition curves modelling actual recovery of the current circuit.

Table 15-1 summarizes the diamond recovery factors used in Mineral Reserve estimation.

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Table 15-1: Diamond Recovery Factor for Mineral Reserve Estimation

Joint Venture	Kimberlite Type	Recovery % at
Agreement Area		1.2 mm
Core Zone	Koala Ph5 (RVK)	93%
	Koala Ph6 (VK)	95%
	Koala Ph7 (VK/MK)	97%
	Koala N. (RVK/VK)	96%
	Fox TK	95%
	Misery RVK	88%
	Pigeon RVK	88%
	Pigeon MK	83%
	Sable RVK/VK	79%
Buffer Zone	Jay RVK/VK	85%
	Lynx RVK/VK	86%

Notes: The recovery factor is the adjustment that is applied to the resource grade that is based on a slot screen size cut-off of 1.0 mm to make it equivalent to the grade that would be recovered by the current Ekati process plant which uses a 1.2 mm slot screen size.

There are two types of waste dilution for the Ekati kimberlites; one is accounted for in the Mineral Resource block model and Mineral Resource estimate and the second is applied as part of Mineral Reserve estimation. These are:

Internal (geological) dilution: This is a result of blocks of barren granitic rock (xenoliths) or low grade mud/siltstone-rich zones scattered randomly within the kimberlite that cannot be separated during mining. The method of sampling to date takes into account dilution in the overall resource grade estimate.

External (mining or contact) dilution: This is a result of blast over break, and/or digability, and/or sloughing of country rock at the kimberlite pipe contact, and is applied during the Mineral Reserve estimation process.

In general, excessive external waste dilution by wall rock is minimized by controlled blasting practices and pre-sorting in the open pit or stockpile area. A production geologist controls accidental (mucking/dumping) and xenolithic waste rock dilution through small equipment sorting at the kimberlite feed stockpiles.

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15.2	Mineral Reserve Estimation – Open Pits

15.2.1	Mineral Reserve Estimation Procedure

Dominion uses a Whittle optimizer based on the Lerchs–Grossmann (LG) algorithm to determine the optimum pit shell for surface mining. The maximum profit pit size for an orebody is determined based on the grades in the geological model, pit slopes, and the economic price/cost assumptions employed for the analysis.

The optimum pit shell analysis is used as the basis of a pit design constructed with parameters such as ramp width, grade and bench angles as outlined in Section 16. Using the current mine pit design and geological block model a set of mine quantities are calculated. Mine quantities are imported into the mine scheduling software before the various diamond recovery, mining recovery and dilution factors are applied to estimate the Mineral Reserve.

Production scheduling of the Mineral Reserve is achieved by considering mining rules (e.g. equipment allocation, development sequence, bench progression rate, process dependencies such as bench preparation, drilling, loading, and blasting) and capacity constraints while seeking to achieve production targets, which may be plant feed, total material movement, or truck hours.

There is clear visible and hardness distinction between the kimberlite material and the granite/metasediment host rock which allows for effective ore:waste determination. Open pit production sequencing practises have significantly reduced the waste dilution in the Ekati open pits by taking kimberlite first, applying stand-off blasting practises from the contact and using the excavators to ‘scrape’ the contact clean. If mechanical sorting of the blasted material is required, it is done under supervision of the production geology team.

Dilution and mining recovery factors for the Fox, Misery and planned Pigeon open pits are summarised in Table 15-2.

Table 15-2: Summary of Dilution and Mining Recovery Factors For Open Pit Operations

Open Pit	Dilution	Mining Recovery (of diluted waste)
Fox	7%	96%
Misery	4%	98%
Pigeon	6%	98%

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The dilution and mining recovery factors for open pit operations have been applied based on operating experience gained since mining commenced in 1998.

15.2.2	Fox

During the seven years of production at Fox, from late 2005 to the end of 2012, over 18 Mt of kimberlite have been mined and processed from this pipe. The Fox pit is a mature operation with the major stripping component of extraction completed. The upper pit walls in granite are essentially excavated to their final limit. The pit is fully operational and, until 2014, will be the main supplier of ore to the process plant. The Fox open pit mining operation is described in detail in Section 16.4.5.

The Mineral Reserve was estimated based on the Fox resource block model updated in January 2012. Mineral Resources extracted by mining up to the end of December 2012 were depleted from the model. The Fox pit design used for the Mineral Reserve estimation was updated in December 2011, and incorporates the latest pit design modifications which addressed the geotechnical issues affecting the Fox pit.

The Fox open pit Mineral Reserve estimate assumed dilution of 7% waste based on previous operating experience. The dilution amount is higher than that encountered at Misery due to the presence of granite boulder zones in kimberlite. The presence of internal granite in kimberlite results in an increase in granite/kimberlite interface and therefore additional opportunity for waste dilution to be included during kimberlite mining operations.

After accounting for dilution, a mining recovery of 96% was assumed based on previous operating experience where there is a clear distinction between kimberlite and the host rock. The mining recovery allows for mining losses resulting from the selective mining and secondary sorting of entrained granite xenoliths present in the Fox pipe.

15.2.3	Misery

The Misery main pipe will be mined by open pit methods. Phase 1 of the Misery open pit was operated from 2002 to 2008 with 3.7 Mt of kimberlite being mined and processed, following which mining was suspended and the operation mothballed. Phase 2 production is scheduled in the Mineral Reserve mine plan to start in 2016 from the Main Misery pipe and will continue through to the end of 2018. The Misery open pit mining operation is described in detail in Section 16.4.6.

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The Mineral Reserve was estimated based on the Misery Main resource block model that was updated in April 2010 and the open pit design completed during the execution of Misery Phase 2.

All of the Misery Main kimberlite pipe will be removed for processing as there is no identified internal waste or low-grade kimberlite. Once kimberlite mining starts, the kimberlite will be transported to a surface run-of-mine (ROM) stockpile area on top of the existing waste dump, where waste rock will be separated, if required, by mechanical means before transport to the processing plant.

Misery open cut design assumed dilution of 4% waste. The dilution percentage was calculated by applying a one meter skin of barren waste along the pipe contact. It was assumed that this waste material would not be separated during mining. The amount of dilution as a percentage of each mining bench is dependent on the kimberlite to waste ratio. The first three benches have significant dilution (25.5% at 300 amsl, 29% at 290 amsl, 7.1% at 280 amsl), then dilution averages approximately 4% from the 270 to 180 amsl benches, falling to zero at the 150 amsl level.

After accounting for dilution, a mining recovery of 98% was based on previous operating experience where there is no internal dilution, and a clear distinction between kimberlite and the host rock.

15.2.4	Pigeon

The planned Pigeon open pit is located 6 km north from the Ekati process plant and main operational hub. A test pit for diamond valuation was completed in 2010. Production from this pipe is scheduled in the Mineral Reserves mine plan to start in 2016 and extend through to 2019. Kimberlite will be hauled directly from the pit benches 6 km to the ROM stockpile area adjacent to the processing plant. The Pigeon open pit mining operation is described in Section 16.4.7.

The Mineral Reserve was estimated based on the Pigeon 2008 resource block model and the open pit design completed during the internal pre-feasibility study.

All of the Pigeon kimberlite will be removed for processing as there is no identified internal waste or low-grade kimberlite. Waste rock will be separated from kimberlite, to the extent possible, by mechanical means at the pit bench and hauled to the final waste rock storage area.

Pigeon open cut design assumed dilution of 6% waste, which was considered a reasonable estimate, based on previous experience at Fox and Misery open pits.

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After accounting for dilution, a mining recovery of 98% diluted material was based on previous operating experience where there is no internal dilution, and a clear distinction between kimberlite and the host rock. The assumed mining recovery is higher than at Fox pit since there are no entrained granite xenoliths present in the Pigeon pipe.

15.3	Mineral Reserve Estimation – Underground

15.3.1	Control of Waste Dilution

During mining, some waste rock will be removed through sorting at the draw-point, as well as at the grizzly and sizer reject chute.

The distinction between ore and waste is apparent in the draw points; however, primary sorting is limited to an assessment of the amount of waste rock visible. This assessment allows determination of the transport method to the process plant. Ore-dominant draw points (≥75% kimberlite) are loaded to the crusher and conveyor system for delivery to the process plant. Waste rock dominant draw points (≤75% to ≥25% kimberlite) are designated as rocky ore and are stored separately in re-mucks then later hauled to the surface using the truck system where it is stockpiled for sorting by the surface ore sorters (backhoes) in good visibility conditions. Material with >75% granite is designated as waste and is hauled to the surface waste dumps.

These waste removal practices have been applied to the estimation of waste dilution and mining recovery.

15.3.2	Koala

The Koala Underground has been in operation for the last five years. Since production started at Koala underground at the end of 2007 to the end of 2012 over 4.5 Mt of kimberlite have been mined and processed from this part of the pipe. The Koala underground mine is fully operational and is scheduled to be in production through to 2019. The Koala underground mining operation is described in Section 16.5.3.

The mineral reserve was estimated in two steps:

First, the Mineral Resources contained within the planned mining shapes in the mine design were estimated. The estimate was supplemented with dilution from kimberlite not classified as Indicated Mineral Resources and external dilution from granite wall rock. This diluted material was the estimated Mineral Reserve prior to mining.

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Second, remaining Mineral Reserves after mining started and production was ongoing was estimated on a regular basis. Power Geotechnical Cellular Automata (PGCA) software was used to estimate the Koala Mineral Reserve by depleting processed tonnes from the geological block model then modelling productive draw down of the cave until the end of mine life in 2019.

PGCA models cave flow using cellular automata, a regular grid of cells where each cell is assigned a probability to move. The model simulates extraction by allowing the cells to move on the basis of their relative location and rules governing cave flow dynamics as established through marker trials at a number of SLC mines throughout the world.

Figure 15-1 shows the PGCA model depleted to approximately 1910L. PGCA software is accessible for use by site-based engineers and is used to estimate both short-term scheduling outcomes and longer-term Mineral Reserve outcomes.

Figure 15-1: Section through the PGCA Koala Model Showing Mixing and Wall Dilution

Note: levels are spaced at 20 m intervals. Cyan = air; yellow = host rock/granite; red = kimberlite and multi-coloured is caved material (kimberlite + dilution)

PGCA software was used to deplete underground production from 2007 to the end of 2012 from the geological block model. The model was depleted using actual level by level and draw point by draw point production records calibrated to actual tonnes processed through the plant. The depletion was verified by checking that the PGCA depleted geological model aligned with the Mineral Resource estimate in terms of remaining tonnes and contained carats.

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Future production from Koala cave was then modelled by simulating the production schedule based on the estimated Mineral Reserves. In turn, the schedule was developed from first principles using actual productivity observed in the current Koala operation.

Koala mine experiences external waste dilution from the kimberlite/granite contact and internal waste dilution from entrained xenoliths. Estimates from diamond drill core intersection fracture frequency analysis resulted in an allowance of a 2 m thick zone around the full circumference and full height of the deposit in the pipe for external waste dilution. Internal waste dilution includes large xenoliths on the contact of the lower-grade kimberlite located between the open pit and the top of the SLC. Because of the bulk nature of the mining method all kimberlite in the pipe has the potential to be produced from the draw point. Kimberlite not in the Indicated category and which will be produced from underground is included in the Mineral Reserve estimate as dilution. Grade is applied to the kimberlite dilution as estimated by the resource block model. For Koala the kimberlite dilution is estimated to average 4%. Both external and internal waste dilution are incorporated in the PGCA cave simulation.

As the cave is drawn down, higher-grade material in the lower area of the mine will be diluted by lower grade material lying between the open pit and the SLC operation, Draw control strategies are used to minimise mixing between the higher grade material close to draw points and the lower grade material from above. Mixing of different material types is simulated in the PGCA model.

It is not practical to employ a shut-off grade strategy for the Koala cave. Grade cannot be determined by visual inspection alone and sampling is not viable due to the sample support needed in contrast with the mining capacity. Draw control of cave operations is based on level by level draw management plans which are embedded in the production schedule. In the Mineral Reserve mine plan the Koala underground has been scheduled to produce at a maximum rate of 1.1 Mt/a with continuous production for over six years through 2019.

Previous work assumed that a minimum 60 m residual blanket of highly-diluted material would be required above the last production level. This blanket would protect the production levels from risk events associated with pit wall failures and subsequent mud inrush or air blast events. The current Mineral Reserve maintains greater than this 60 m residual blanket. However, the thickness of the residual blanket will require further review throughout the remaining mine life, based on precedent industry practice and experience.

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Overall dilution of 4% has been assumed. After accounting for dilution, the mining recovery of kimberlite was estimated during the Koala underground feasibility study at 87%. This estimate was calculated by estimating the amount of kimberlite material projected to be lost during:

Waste rock removal at production draw points;

Removal of waste rock at sizer reject chute;

Separation of kimberlite from waste rock during surface sorting;

Kimberlite that is not extracted from the cave.

15.3.3	Koala North

Koala North is mined by underground methods using sub-level retreat mining. The Koala North Underground was first operated during 2006 and 2007 as a test mine then started again in 2011 and is currently in operation and scheduled to continue through to early 2014. The Koala North underground mining operation is described in Section 16.5.4.

The Koala North Mineral Reserve was estimated based on the March 2008 resource block model with Mineral Resources extracted by mining up to the end of December 2012 depleted from the model. All kimberlite above 2205 m rsl is classified as Indicated and can therefore be converted to Mineral Reserves. Below 2205 m rsl, confidence in the Mineral Resource estimate decreases and material is progressively classified as Inferred. The lowest level in the mine plan is 2185 m rsl. On this level, only material classified as Indicated is converted to Mineral Reserves.

Sub-level retreat is a “top down” method, conducted over the full width of the Koala North pipe. Kimberlite is drilled and blasted from sub-levels in a retreat sequence with mucking by load-haul-dump (LHD) units after each blast. As mining advances, a void is created extending down from the original bottom of the overlying Koala North open pit to the mining face. For safety reasons, a minor blanket of blasted ore and waste material is maintained in the mining void. With this method, all the kimberlite blasted is recovered except for that remaining as the safety blanket.

Waste dilution of the kimberlite can result from the granite wall rock falling from the sides of the void onto the blasted kimberlite and from internal granite zones. Waste dilution is apparent at the draw points and is managed on the basis of the amount of dilution present. Clean ore is sent to the crusher and conveyor system while rocky ore is sent to surface for sorting. A shut off strategy is employed whereby mucking operations cease in draw points showing >75% waste and production moves on to the next ring in the draw point.

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All levels above 2225 m rsl are now complete with production currently sourced from 2205 m rsl and 2225 m rsl. The 2185 m rsl and 2165 m rsl are now in development and will produce through to early 2014. Material between 2165 m rsl and 2205 m rsl is not included in the mine plan. However, development down to 2165 m rsl increases confidence in the ability to draw down all Mineral Reserve material while maintaining an adequate safety blanket above the producing draw points. For this reason, the Mineral Reserve estimate assumes full recovery of the kimberlite resource. Kimberlite samples will be collected as development progresses on 2185 m rsl and below in order to increase confidence in the kimberlite grade. Test holes drilled with mining equipment will be used to define the pipe shape on lower levels.

The Koala North Mineral Reserve estimate assumes no dilution due to the physical sorting of waste material from kimberlite, and also assumes that this sorting is 100% efficient. In actual practice, physical sorting of waste rock dilution is approximately 80% efficient, resulting is some minor kimberlite losses and waste dilution; however, since the impact on the Mineral Reserve is minor, the losses and dilution are not allowed for in the Mineral Reserve estimate.

15.4	Mineral Reserves Statement

Mineral Reserve estimates are based on material classed as Indicated Mineral Resources with dilution applied. Consideration of the environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors support the estimation of Mineral Reserves.

Mats Heimersson, P. Eng., a Dominion employee, is the QP for the estimate. Mineral Reserves have an effective date of 31 December, 2012. Mineral Reserves are summarized in Table 15-3 by kimberlite pipe. No Proven Mineral Reserves have been estimated.

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Table 15-3: Mineral Reserve Statement

Classification	Joint Venture Agreement Area	Kimberlite Pipe	Tonnes (millions)	Grade (cpt)	Carats (millions)
Probable	Core Zone	Koala UG	5.8	0.6	3.6
		Koala N UG	0.3	0.6	0.2
		Fox OP	4.7	0.2	1.1
		Misery OP	3.0	4.0	12.2
		Pigeon OP	6.7	0.4	2.6
		Stockpiles	0.1	0.5	0.04
Total Probable			20.6	1.0	19.6

Notes to Accompany Mineral Reserve Table.

1.

Mineral Reserves have an effective date of 31 December 2012. The reserves were prepared under the supervision of Mats Heimersson, P. Eng., a Dominion employee and a Qualified Person within the meaning of National Instrument 43-101.

2.	Mineral Reserves are reported on a 100% basis.
3.	The Mineral Reserves are located entirely within the Core Zone Joint Venture area (Dominion is operator and has an 80% participating interest).
4.	Mineral Reserves are reported at +1.2 mm (diamonds retained on a 1.2 mm slot screen).
5.

Mineral Reserves that will be, or are mined using open pit methods include Fox, Misery, and Pigeon. Mineral Reserves are estimated using the following assumptions. Fox open cut design assumed dilution of 7% waste and mining recovery of 96% diluted material including internal dilution from entrained granite xenoliths. Misery open cut design assumed dilution of 4% waste and mining recovery of 98% diluted material. Pigeon open cut design assumed dilution of 6% waste and mining recovery of 98% diluted material.

6.

Mineral Reserves that are mined using underground mining methods include Koala and Koala North. Mineral Reserves are estimated using the following assumptions: Koala underground assumed overall dilution of 4% and 87% mining recovery of diluted material. Koala North underground assumed full recovery of kimberlite by the physical sorting of any waste material.

7.	Stockpiles are minor run-of-mine stockpiles (underground and open pit) that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.
8.	Tonnes are reported as metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
9.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

15.5	Factors That May Affect the Mineral Reserve Estimates

Factors that may affect the Mineral Reserve estimates include:

Diamond book price and valuation assumptions;

Changes to the assumptions used to estimate diamond carat content;

Changes to design parameter assumptions that pertain to the block cave designs, including the impact of potential mud rush events;

Appropriate dilution control being able to be maintained;

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Changes to design parameter assumptions that pertain to open pit design, including the estimation of granite xenolith distribution and geotechnical constraints;

Mining and metallurgical recovery assumptions;

Changes to capital and operating cost estimates, in particular to fuel cost assumptions;

Changes to royalty payment assumptions;

Variations to the permitting, operating or social license regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals

15.6	Comments on Mineral Reserve Estimates

The QPs are of the opinion that the Mineral Reserves for the Ekati Diamond Mine appropriately consider modifying factors, have been estimated using industry best practices, and conform to the requirements of CIM (2010).

Not all of the estimated Mineral Resources at Koala have been converted to Mineral Reserves, since the Koala pipe on its own would not have a sufficiently high production rate to sustain the Ekati operation after the Misery and Pigeon open pits are exhausted. If Mineral Reserves from pipes other than Koala can be estimated and the mine life can be extended beyond 2019, the remaining material at Koala represents potential upside.

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16.0	MINING METHODS

16.1	Introduction

Operators at Ekati now have 15 years of continuous open pit mining experience in five separate pipes since mining commenced there in 1998. This experience provides reliable technical and cost information on which to determine the feasibility and design of future open pits. Since underground mining beneath the Panda open pit started in 2003, the Ekati operators now have 10 years of continuous underground mining experience. Prior to the final decision to proceed with mining of a pipe, a scoping-level study, a pre-feasibility level study and a feasibility level study are conducted. After each study is completed, a decision is made on whether to continue the evaluation to the next level of study. Before the decision to mine a pipe is made, all three studies would be completed, resulting in a detailed mine plan describing the mining method, development and production schedule, equipment and infrastructure required, capital and operating cost estimates and economics.

Three of the five pipes included in the current Mineral Reserves mine plan are already in production. These are the Fox open pit and the Koala and Koala North underground mines. Waste stripping of the Misery open pit is underway with production to start in 2016. Feasibility studies were completed on each of these deposits prior to start of mining.

The Pigeon open pit is scheduled to start waste stripping in 2014 and production in 2016. A pre-feasibility has been completed on Pigeon confirming its economic viability and a feasibility study is in progress.

16.2	Geotechnical

The rock mass rating system used for logging and mapping at Ekati is based on Laubscher rock mass rating (RMR) system where the following ratings equate to different rock strengths:

0–20: Very poor;

21–40: Poor;

41–60: Fair;

61–80: Good;

81–100: Excellent.

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The major kimberlite lithologies in the production pipes have a wide range of measured strengths that range between very poor to upper fair (RMR) ratings (Table 16-1). The granitic rocks and schist rocks at Ekati range between fair to excellent quality and the majority of the granite is good quality.

Table 16-1: Ekati RMR Ratings by Kimberlite Pipe

Pipe	Lithology	RMR Range	RMR Average
Fox	Granite	40–80	57
	Epiclastic Kimberlite	5–30	25
	Diatreme Kimberlite	15–40	30
Misery	Schist	40–80	53
	Granite	40–80	60
	Kimberlite	—	49
	Diabase	—	57
Koala	Granite	—	92*
	Phase 6/7 Kimberlite	—	88*
	RVK Kimberlite	—	73*
Koala North	Granitic	40–80	—
	TK Kimberlite	10–57	—
	Vk Kimberlite	37–61	—
*Note: RMR76 rock classification system

Separate geotechnical assessments have been conducted for each pipe that is being mined, and will be conducted on future deposits. These investigations are designed to quantify geotechnical domains in detail.

16.2.1	Gas

During the surface and underground mining and diamond drilling carried out to date limited noxious gas concentrations have been encountered, although some organic material is present in the kimberlite.

16.3	Hydrogeology

The presence of abundant bedrock at surface, a thin, largely low permeability soil cover, and permafrost encourages surface runoff. Mean annual runoff coefficients of 1.0 (pit), 0.5 (tundra and plant site) and 0.05 to 0.25 (waste rock stock piles) have been estimated from a 2009 review of all pit pumping and stream hydrology data that was conducted for Ekati by Rescan Environmental Services.

As host rocks have been faulted and overprinted there is potential for hydraulic conductivity or storage. Kimberlite has very low hydraulic conductivity (measured at Koala, Panda, Misery and Fox pits) and the intensity of kimberlite fracturing has little effect; however, kimberlite has a high storage capacity due to its porosity.

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Using the knowledge gained from packer testing of the drill holes, Westbay data, and in-pit observations, a general hydrogeological model for Ekati assumes four hydrogeological units that control the groundwater flow:

Permafrost is considered impermeable with a specific yield of zero;

Kimberlite with a very low bulk permeability (K), but a reasonable specific yield;

Weakly fractured granite away from the influence of a pipe with a low K and low specific yield;

Fractured granite surrounding the kimberlite pipe with a moderate K and low yield.

The chemical properties of groundwater collected and pumped from the underground are monitored. Prior to December 2009 all mine discharge water was pumped into the Long Lake Containment Facility. Post April 2010, underground mine discharge water was pumped into the Beartooth pit, whereas post June 2010, the majority of underground discharge is pumped into the Panda glory hole. Distinct seasonal variations in both the quality and quantity of the water being discharged from the underground operations are evident.

Surface water chemistry has a different signature than that of groundwater samples. Studies conducted suggest that there is no indication that groundwater is currently recharged from surface water bodies at an observable rate. This is as expected because the permafrost layer is several hundred metres thick and the only hydraulic connectivity to surface is through low permeability talik zones underlying larger lakes.

Underground mine water chemistry is fully dependent on the proportions of deep high total dissolved solids (TDS) groundwater mixed with surface-derived water that enters the underground mine through the open bottoms of the Panda and Koala pits. Groundwater sampled from initial hydraulic packer testing is consistent with typical deep Canadian Shield groundwater. This brackish water, dominantly Ca-Na-Cl type, has increasing TDS with depth.

16.4	Open Pit Operations

16.4.1	Design Considerations

The kimberlite pipes at Ekati are approximately circular in plan view and are generally located within granite, a competent host rock. The ore–waste boundary is abrupt and is readily distinguished by rock type. Ultimate vertical mining depths are 310 m at Fox, 300 m at Misery and 190 m at Pigeon.

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The open pits are mined using conventional truck-shovel operations and are developed in benches that are typically 10 m high. Design pit slopes vary significantly between waste and kimberlite and are established based on detailed geotechnical and hydrogeological studies and operational requirements for each pipe.

Phased mining has been used at the Fox pipe and Misery pipe but will not be used at Pigeon pipe due to its small size.

A single circular access ramp around the perimeter of the pit is developed progressively as the benches are mined. Waste rock is hauled to a designated waste rock storage area and dumped to an engineered design. Kimberlite is hauled directly from the pit benches to the process plant except for Misery, where it will be first dumped on a temporary ore storage pad.

Kimberlite ore is selectively mined on the basis of visual delimitation. Ongoing high wall stability monitoring is routine and slope re-design and/or risk mitigation works are performed as required.

Where possible, open pit mining equipment will be standardised for the new Pigeon pit with what is already in use at the Fox and Misery pits. The selection of the similar parameter equipment minimises equipment operator and maintenance training needs and reduces warehouse spares inventory. Furthermore, the mobile mining and servicing fleet will be widely shared with the entire Ekati site.

The main truck loading and haulage equipment are diesel hydraulic shovel / excavators with a bucket capacity of 12 m3 and 90 t capacity off-road haul trucks.

Production blast holes are 270 mm diameter drilled on a 6.5 m by 7.5 m equilateral pattern with 10 m bench heights. Wall control blasting practices including pre-shear firings on the perimeter of the pit excavation enhance final high wall stability. Wall control procedures on the final pit walls consists of drilling 165 mm presplit blast holes on a 2.0 m spacing on the pit perimeter, followed by a row of 270 mm wall control blast holes on a 3.0 m burden and 4.0 m spacing, then a second row at a 5.0 m by 5.0 m spacing before switching to the standard production pattern.

Double or triple benching is used for the final pit walls when in granite.

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16.4.2	Explosives

Blast hole loading is provided by a ‘down-the-hole’ service from an on-site explosives supply contractor and supervised by the Ekati blasting team. Since the blast holes are frequently wet, a gassed emulsion explosive doped with 30% AN prill is used both in waste and kimberlite blasting. The pre-shear holes are loaded with a radially decoupled explosive consisting of a 44 mm diameter continuous watergel product and high strength detonating cord. The next two adjacent rows of holes are loaded with decked explosives charges to reduce the explosive impact.

16.4.3	Grade Control

There are no empirical grade control programs. However, grade verification of block models is carried out periodically by collecting and processing run-of-mine underground and open pit development samples (typically 50 t each). Generally all kimberlitic material within the resource models is considered to be plant feed, and is either processed directly or stockpiled for possible future processing.

16.4.4	Open Pit Geotechnical

The following geotechnical monitoring programs are performed in the active open pits: observational logs; instrumentation (prism, time domain reflectometry (TDR), thermistors and multi-point borehole extensometer (MPBX)); photogrammetry; mapping; and regular inspections by geotechnical engineers. Bench reliability plots are developed for each active pit and allow for the identification of catch bench non- compliance.

Photogrammetry is the main operational tool used for in-pit mapping. This tool allows for the rapid and safe assessment of structures on the pit high walls.

A GroundProbe slope stability monitoring radar is installed at the top of the south wall of the Fox pit and measures wall movement through a series of continuous scans over the north half of Fox pit. Monitoring alarms have been established to alert mine operations of increased movement in order to ensure operations personnel are removed from any impending ground fall areas.

16.4.5	Fox Open Pit

Status and Design

The Fox open pit has been in operation for seven years. Since production started at Fox in late 2005 to the end of December 2012 over 19 Mt of kimberlite have mined and processed from this pipe (Table 16-2).

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Table 16-2: Fox Open Pit Annual Production History

Fiscal Year	Processed (dmt x 1000)	Carats Recovered (x 1000)	Grade (cpt)
2005	6	1	0.25
2006	1,357	458	0.34
2007	2,151	761	0.35
2008	2,116	755	0.36
2009	2,169	792	0.37
2010	3,094	1,165	0.38
2011	3,241	1,321	0.41
2012	3,548	1,298	0.37
2013 H1	1,767	618	0.35
Totals	19,449	7,169	0.37

An additional 4.7 Mt is forecast for mining up to the time the Fox pit is completed in 2015. This will make the Fox the largest open pit at Ekati with the next largest being the Panda pit from which just over 14 Mt were extracted.

A plan and isometric view of the Fox pipe and open pit is shown in Section 7 as Figure 7-7 and Figure 7-8 respectively.

The Fox pit design, with a planned bottom elevation at 140 m rsl, will have an ultimate depth of 310 m. The pipe continues below this elevation and there may be future opportunity for potential underground mining below the pit once it is completed.

Mined kimberlite is hauled directly from the open cut benches at Fox to the Ekati process plant, a distance of approximately 11 km. Waste rock is hauled directly to the waste rock storage area located near the pit.

The Fox pit is fully operational and is the main supplier of open pit ore to the process plant until 2015. Waste stripping of the Fox pit is largely complete with only approximately 0.7 Mt remaining to be mined. Ore production is scheduled to continue until 2015.

There are a number of known granite boulder zones within the Fox kimberlite that are mined separately and handled as waste to prevent dilution. These boulder zones are predicted and included in the Mineral Resource/Mineral Reserve block models.

Fox Geotechnical

Design parameters for the Fox open pit operation are as indicated in Table 16-3.

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Table 16-3 : Fox Open Pit Design Parameters

Design Parameters	Design	Unit
Bench Height	10	m
Ramp Width	31	m
Ramp Grade	10%
Ramp Width (bottom benches)	23	m
Ramp Grade (bottom benches)	10%
Min diameter pit bottom	60	m
Safety bench width	8	m
Geotechnical Parameters	Design	Unit
Boulderzone bench face angle	60	deg
Boulderzone inter-ramp angle	36	deg
Ore bench face angle	70	deg
Ore inter-ramp angle	39	deg
Granite bench face angle	80	deg
Granite inter-ramp angle	62	deg

As the Fox pit nears its ultimate depth the final pit walls are progressing from being located in granite to being located in kimberlite. The increasing depth of the pit along with the change in geology of the final pit walls has led to several pit wall failures in the last several years which interfered with mining for short periods, but did not stop mining altogether.

There have been several pit wall failures at the Fox pit in the last couple of years which have led to changes in pit design and required other mitigation actions. These include the application of ground support in certain areas, installation of drain holes to depressurize the kimberlite walls and implementation of an effective water management plan to capture surface run-off before entering the contact and kimberlite walls. The pit design is subject to regular geotechnical review and resulting design changes could be required on an ongoing basis.

The final pit walls are in kimberlite below an approximate depth of 270 m (180 m rsl). Kimberlite bench performance is dependent on a number of factors such as hydrogeology, material strength, and structure, specifically moderate to steeply dipping features dipping out of the wall and orientation of the contact. Additionally, the location and size of xenoliths, or boulder zones, comprised of granite boulders and crushed or broken kimberlite in a fine grained matrix comprised of mostly clay, affects bench performance. This situation has been addressed with a number of actions:

Application of ground support in certain areas;

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Installation of drainholes to depressurize the kimberlite walls and an effective water management plan to capture surface runoff before entering the contact and kimberlite walls;

Drill and blast practices incorporating strict perimeter control to protect catch berms;

In an effort to minimize exposure time of the final kimberlite walls and to allow for monitoring of kimberlite to better define its properties and behaviour, a two stage pit mining approach has been adopted. This consists of the following:

− Phase 1 - includes mining a smaller diameter pit, centered within kimberlite and offset by 60 m from the final design walls down to the xenoliths, or boulder zone;
− Phase 2 mining commenced March 2012 and consists of a pushback to final design walls between 240 m and 200 m depth and further mining to the ultimate pit depth of 140 m;

GroundProbe slope stability radar commissioned to actively monitor wall stability.

Operations

For Fox the fleet combination employed consists of hydraulic shovel/excavators with a bucket capacity of 12 m3, 90 t capacity off-road haul trucks, rotary blast hole rig drilling a 270 mm diameter hole size, and a diesel in-the-hole (ITH) hammer drill rig capable of drilling a 152 mm or 203 mm diameter hole size up to 30 m in length. The standardized equipment fleet is discussed in Section 16.14.1.

ROM waste rock is hauled to the Fox waste rock storage area. Kimberlite is loaded directly from the pit and hauled to the process plant with 90 t capacity off-road trucks. Material that contains a mix of kimberlite and waste is separated by a small excavator in sort rows to reduce waste dilution.

16.4.6	Misery Open Pit

Status and Design

Phase 1 of the Misery open pit was operated from 2002 to 2008 with 3.7 Mt of kimberlite being mined and processed, following which mining was suspended. An internal feasibility study was subsequently completed on mining Phase 2 of the Misery pit and the decision was made to proceed with recommencement of mining. Production is scheduled to start in 2016 from the Main Misery pipe with a total of 3.03 Mt to be mined from that pipe through to the end of 2018. The Mineral Reserve mine plan for the Misery pit includes the mining of 51.3 Mt of waste material with a remaining overall waste/ore strip ratio of 16.9:1.

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A plan view and an isometric view of the Misery pit are shown in Section 7 as Figure 7-9 and Figure 7-10 respectively.

A trade-off study was completed during the feasibility study to determine the optimal open pit methodology, sequence, production rate, schedules and equipment fleet to mine the Misery open pit. Technical inputs and historic data for this work were provided from the previous Phase 1 mining operation at Misery as well as from the Fox and other open pits.

At the Report effective date, the mining operation was fully underway with all required infrastructure complete and mobile equipment procured and mobilized except some of the ore haulage trucks. Waste stripping was started in September 2011, and to the end of December 2012 a total of 10.3 Mt of the waste had been excavated.

The Misery pipe is located 29 km from the process plant and main operational hub. To improve efficiencies and logistics, a satellite infrastructure facility including equipment workshop and camp was constructed with completion at the end of August 2012. The locations of the Misery pipe, main camp, and access road connecting them to the Ekati plant was included in Figure 2-1.

Misery Geotechnical

Rock mass quality was assessed using the available data from relevant boreholes, RMR, and observations and data from the open pit. The granite is generally good to very good quality, decreasing slightly (becoming fair to good) near surface due to near-surface stress relief effects. Information on the diabase is limited to core photos from two boreholes and observations of the MacKenzie-trend diabase dykes elsewhere. This information indicates that the rock is of good quality with a fracture frequency of approximately two to three fractures per metre. The majority of the metasediment can be classed from fair to good (RMRL = 40 to 80). The slope analysis for the Misery pit was carried out by Zostrich Geotechnical. The model is predictive on a number of failure modes for various slope heights. These include:

Bench scale wedge and plane shear (fabric controlled);

Inter-ramp scale wedge and plane shear (fabric or fault controlled);

Overall slope failure (fault controlled).

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The maintained catch bench width was planned to be 11 m for the 30 m high bench. With the addition of the SW Extension domain, a bench face angle of 39° was applied. A 50° bench face angle for the remaining kimberlite was utilized in the mine design.

Design parameters for the Misery open pit are shown in Table 16-4.

Table 16-4: Misery Open Pit Design Parameters

Design Parameters	Design	Unit
Bench Height	10	m
Ramp Width	26	m
Ramp Grade	10%
Geotechnical Parameters	Design	Unit
Overall slope angle in kimberlite main pipe and satellite pipes	50	deg
Overall slope angle in kimberlite southwest extension	50	deg
Overall slope angle in overburden	35	deg
Minimum diameter pit bottom	50	m
Minimum pushback width	50	m

Hydrogeology and Dewatering

The depth of permafrost at Misery is estimated to extend to 0 m rsl (surface at 465 m rsl). Taliks, unfrozen portions of ground surrounded by permafrost, are thought to occur below the Lac de Gras, Mist Lake and the Misery pit (formerly the site of Misery Lake). These lakes with taliks below them may facilitate water movement along faults and fractures into the Misery pipe. A survey of structural zones in the area indicates that a lineament may exist that may connect Lac de Gras with the Misery pit and may provide seepage from the lake to the Misery pipe, although water ingress was not encountered during previous exploration drilling and mining activities.

Minimal groundwater inflows in the order of 2.5 L/s into the pit are expected due to the presence of permafrost. Because of the limited storage capacity of the bedrock and the absence of ice-free fractures, water recharge into the study area is unlikely to be significant.

A study of estimated inflows during a 1 in 10 and 1 in 100 “wet” year rainfall event indicated that the pumping capacity of the existing surface water management system is sufficient to handle high precipitation periods. As a result, the existing surface pumping and storage facilities are adequate for open pit operations.

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The dewatering system of the open pit mine will consist of a skid mounted diesel pumping system with a sump which will be located at the pit bottom and moved as surface mining develops. High density plastic piping will connect the pump/sump system to discharge mine water into King Pond.

Operations

Open pit mining has commenced with pre-stripping of the waste “donut” around the current Phase 1 Misery open pit from surface to the 300 amsl. Kimberlite production starts at 300 amsl through to 150 amsl. The project will have a life of six years from start of waste stripping to final kimberlite extraction.

There is clear distinction between the kimberlite material and the granite/metasediment host rock which will allow for effective ore waste determination. All of the Misery Main kimberlite pipe will be removed for processing as there is no identified internal waste.

Dilution is expected to be minimal, especially on lower benches, with mechanical sorting at the bench and clean up along the ore/waste contact during mining, supervised by production geologists.

For Misery, the fleet combination employed consists of hydraulic shovel/excavators with a bucket capacity of 12 m3, 90 t capacity off-road haul trucks, rotary blast hole rig drilling at 270 mm diameter and a diesel ITH hammer drill rig capable of drilling a 152 mm or 203 mm diameter hole size up to 30 m in length. The standardized equipment fleet is discussed in Section 16.14.1.

ROM waste rock is hauled to the Misery waste rock storage area.

Once Main Pipe mining starts, the kimberlite will be transported to a surface ROM stockpile area on top of the existing waste dump. The kimberlite on the transfer pad will then be loaded into 80 t capacity long haulage trucks for transport to the process plant. These trucks are only required for delivery in 2015; however, a single unit is currently on site to allow for a full haulage performance and maintenance requirements evaluation under Ekati climate conditions.

Satellite Pipes

Substantial quantities of the Southwest Extension and South kimberlite pipes are known to be, in part, within the limits of the stripping operation for the Main Misery pipe and some of this kimberlite will be mined just to access the Main Misery pipe. This kimberlite is not currently included in the mine plan that is based on the estimated Mineral Reserves. However, a strategy has been developed to evaluate these pipes on an on-going basis as they become accessible by mining during stripping for the Main Misery pipe. Satellite kimberlite pipe locations are located external to the Main Misery pipe and can be clearly distinguished from each other. This kimberlite material will be stockpiled separately from the Main Misery pipe kimberlite and waste until its grade and value can be more accurately determined. Clear stockpile management and waste management procedures will be established to prevent cross contamination of barren kimberlite and diamond bearing kimberlite and vice versa. Satellite kimberlites that are known to have no economic value will be treated as waste and buried in accordance with the waste rock storage plan.

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16.4.7	Pigeon Open Pit

Status and Design

The planned Pigeon open pit is located 6 km north from the Ekati process plant and main operational hub. A 200 m long connector haul road will be constructed to connect Pigeon Pit to the existing Sable all-weather haul road. A test pit for diamond valuation was completed in 2010. Production from this pipe is scheduled in the Mineral Reserves mine plan to start in 2016 and includes the mining of 6.7 Mt of kimberlite and 26.8 Mt of waste with an overall waste:ore strip ratio of 4.0:1.

A plan and isometric view of the Pigeon pipe is shown in Section 7 in Figure 7-11 and Figure 7-12 respectively.

For design the optimum pit shell was determined using the Whittle Four X optimizer. It determines the maximum profit pit size for the ore body, based on the grades in the geological model, pit slopes, and the economic price/cost assumptions employed for the analysis. From the Whittle optimization pit outline three different pits were designed using the Vulcan software. After detailed review by the mine design team, one pit design was selected and the Mineral Reserves contained inside this pit estimated and used for the final scheduling using Runge XPAC software.

Kimberlite will be hauled directly from the pit benches by 90 t capacity trucks to the ROM stockpile area adjacent to the processing plant. For waste stripping, a blanket of overburden till will be removed followed by the waste rock and trucked using the same 90 t trucks to a permanent waste dump location.

Development of the Pigeon pit will remove Pigeon Pond and a portion of Pigeon Stream; a 450 m long Pigeon Stream Diversion Channel is under construction to realign Pigeon Stream and provide permanent fish habitat. In addition, a series of water diversion berms will be constructed along the limits of the open pit perimeter.

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Infrastructure at the Pigeon site will be minimal due to its close proximity to the main Ekati operational hub. For required facilities, temporary use structures will be used in the form of modular units and containers for ease of removal at closure of the pit.

The equipment fleet was modelled in the XERAS maintenance model in use at Ekati which is linked to the XPAC mining schedule and XERAS financial costing model. The hauling fleet was optimized in TALPAC. Fleet requirements as developed within the XERAS maintenance model were optimized for the entire Ekati mine production schedule which provides significant equipment capital savings.

Pigeon Geotechnical

The key geotechnical issue for Pigeon is the understanding of the wall-rock geology and structure. The host rock geology includes granite, granitic gneiss and metasediments and diabase dykes. A review of core logs and photographs undertaken by Mineral Services Canada in 2006 resulted in the reclassification of the majority of the wallrock domain from biotite granite to interbedded granitoids and metasediments. The stability of the wall rock will be a key constraint on the final mine design and pit slope angles so further analysis and mapping of the structure and foliation/schistosity is planned as part of the proposed core drilling program planned for the feasibility study.

Design parameters for the Pigeon open pit operation are as indicated in Table 16-5.

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Table 16-5: Pigeon Design Parameters

Design Parameters	Design	Unit
Bench Height	10	m
Bench Width	11	m
Ramp Width	26	m
Ramp Grade	10%
Face angle	82	deg
Minimum pushback width	50	m
Geotechnical Parameters	Azimuth	Overall Slope Angle
	210	52
	270	55
	310	49
	15	55
	90	55
	140	37
	180	47

Notes: Azimuth = bearing angle measured from north; overall slope angle includes allowance for bench height, berm width and ramp width

Additional mining parameters are:

Maintain 100 m distance from the Pigeon Stream Diversion Channel;

Maintain 100 m distance from Big Reynolds Pond;

Maintain 50 m distance from the current haul road;

As per Table 16-5, the planned bench height will be 10 m and the pit will be triple benched to 30 m in granite.

During operations ongoing programs of structural mapping, controlled perimeter blasting and ongoing high wall condition scaling will be required.

Hydrogeology and Dewatering

The Pigeon open pit development will encompass Pigeon Pond and intersect Pigeon Stream. Most of the overland flow generated in the Pigeon Stream catchment, an approximate 10 km2 area, will be directed around mining activities by the Pigeon Stream Diversion Channel. The remaining portion of the catchment reporting to the pit is approximately 55 ha in size. Surface diversion berms will be used to manage overland flows in the pit catchment area. This option will divert 70 to 90% of the overland flows that would otherwise report to the pit. Surface hydrology was evaluated based on three design events: freshet, a 1:10 12-hour rainfall and a 1:100 24-hour rainfall.

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The pit itself comprises a significant portion of the catchment area. Precipitation falling into the pit cannot be managed by surface diversion works; therefore, any direct precipitation into the pit will need to be managed with in-pit sumps and pumping. A high-flow system will be required to manage the large storm events. A low-flow system will also likely be required to manage lower daily volumes. In-pit sumps have been sized to accommodate summer storm events. Freshet volumes are significantly large and sump containment is not practical; however, some of the freshet volume may be accommodated by the sumps depending on the duration and severity of a given freshet event.

Estimated peak flows into the pit during summer storm events are 0.4 m3/s for both summer storm events. Approximately 1,900 m of piping with an elevation gain of 180 m would be required to pump water from the base of the pit to the crest. Assuming a pumping rate of 0.25 m3/s, sumps of 3,700 m3 and 1,800 m3 would be required for the 1:10 and 1:100 year events respectively.

Pre-stripping dewatering will be directed to the Long Lake Containment Facility and will be undertaken during winter months. Mine water that accumulates in the pit during production (estimated at approximately 74 km3 per annum) will be pumped, with utilization of perimeter sumps, to the Long Lake Containment Facility. The addition of Pigeon mine water to the LLCF is not expected to influence the operations ability to meet existing effluent quality requirements, but additional simulation has been included as a forward work plan in the feasibility study phase.

Operations

The current Ekati system of open pit operation management will be extended to include Pigeon operations and all the equipment will be maintained at the Ekati Truck Shop. The operations will be supported with mobile support and supply trucks (crew buses, explosive, fuel, water, sewage, etc) from the main Ekati operational hub. Power will be supplied by a dedicated generator.

Minimal surface infrastructure is required to operate Pigeon Pit other than a small lunch room, field office complex and washroom facilities. This will also be used as an emergency storm shelter with first aid room and emergency supplies. Personnel will be bussed in from the operations hub at shift start and end in a similar manner to Fox pit.

Kimberlite will be hauled directly from the pit benches 6 km to the ROM stockpile area adjacent to the processing plan. Waste rock will be hauled to the final waste rock storage area. For Pigeon it is planned that the Ekati standardized equipment fleet combination would be employed consisting of hydraulic shovel / excavators with a bucket capacity of 12 m3, 90 t capacity off-road haul trucks, rotary blast hole rig drilling at 270 mm diameter and a diesel ITH hammer drill rig capable of drilling a 152 mm or 203 mm diameter hole size up to 30 m in length. The standardized equipment fleet is discussed in Section 16.14.1.

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The equipment fleet for Pigeon open pit will be a combination of new equipment as well as continued usage of the existing open pit fleet, much of which will be re-used or re-built from the declining Fox open pit mining operations.

16.5	Underground Operations

16.5.1	Underground Mining Method Selection

Underground mining methods have been used to extract kimberlite below the Koala North, Panda and Koala open pits. The Koala North underground mine was originally developed as a test mine to prove the sub-level retreat (SLR) mining method for use at Ekati. The Panda pipe below the Panda open pit was then successfully mined by SLR. SLR is a top-down mining method with blasted kimberlite removed to completion (except for a small amount left to block the draw-point for safety reasons) after each blast. Valuable knowledge in underground mining at Ekati was gained from mining at both Koala North and Panda pipes. This knowledge was used to guide the selection and design of the mining method for the Koala underground mine.

Several mining methods were considered for Koala with sub-level cave (SLC) selected as having the highest, risk-weighted net present value (NPV) of the options considered. The main reason that SLR was not selected for Koala is that immediately below the bottom of the open pit there was a 160 m thick zone of relatively low-grade kimberlite (Phase 4/5), with low geotechnical quality, which was considered unsuitable for underground development. Below that zone, lay more geotechnically competent and higher-grade zones (Phases 6 and 7) that are the main economic target for underground mining at Koala. The highest SLC level (2050 L) was located 20 m below the weak Phase 5 kimberlite. SLC mining has continued at a sub-level spacing of 20 m and will be complete at 1810 L.

In 2011, it was recognised that recovery of the Koala pipe could be improved by utilising a hybrid SLC/block cave mining method employing draw points arranged in a concentric ring pull configuration on final production levels. The mining method employed at Koala is now known locally as incline caving.

Koala North is a much smaller pipe than Koala and was started originally as a test mine for SLR mining, and mining currently continues with that method.

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16.5.2	Dilution and Recovery

No grade determination of kimberlite is possible at the face of the production draw point. However, differentiation of kimberlite and waste material is possible at the face, primarily based on rock colour and shape.

Dilution from waste rock will be primarily from the kimberlite pipe wall contact, with some internal waste from entrained granite boulder zones. During mining, some waste rock will be removed through sorting at the draw-point, as well as at the grizzly and sizer reject chute. Kimberlite which has been mixed with significant amounts of waste material will be stored separately in remucks as ‘rocky ore’ and hauled to surface by truck for sorting in good visibility conditions.

Mixing of ore and waste material is limited as much as possible through the use of good draw control practices. These practices include close monitoring of cave development, the establishment of a ‘broken ore blanket” above active mining levels to maximize the initial production grade while minimizing the time of exposure of the kimberlite pipe contact, and minimizing the mixing of ore and waste rock within the “broken ore blanket” through even drawdown based on controlled draw from the draw points.

16.5.3	Koala Underground

Status and Design

The Koala Underground has been in operation for just over five years (Table 16-6).

Table 16-6: Koala Underground Annual Production History

		Carats
Fiscal	Processed	Recovered	Grade
Year	(dmt x 1,000)	(x 1,000)	(cpt)
2007	21	34	1.61
2008	344	601	1.75
2009	909	1,628	1.79
2010	1,255	2,078	1.66
2011	1,308	1,730	1.32
2012	635	727	1.14
2013 H1	117	63	0.54
TOTAL	4,589	6,861	1.50

Since production started at Koala underground at the end of 2007 to the end of December 2012 approximately 4.6 Mt of kimberlite has been mined and processed from this part of the pipe. An additional 5.8 Mt is forecast to be mined from Koala underground from 2013 to 2019 in the Mineral Reserves mine plan.

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Figure 7-3 and Figure 7-4 in Section 7 present a plan and isometric view, respectively, of the Koala pipe. A composite 3-D view of the Koala, Koala North and Panda underground mines is shown in Figure 16-1.

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Figure 16-1: 3-D View of Koala, Koala North, and Panda Open Pit and Underground Mines

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Koala mine employs a combination SLC and block cave (BC) mining method known locally as incline caving. The 2050L was the first SLC level mined, and was located 180 m below the Koala open pit floor. From the 2050L to 1970L, ore was extracted using the SLC method with 14.5 m draw point spacing and 20 m sub-level spacing.

SLC levels are accessed from the footwall side of the orebody with retreat from the hanging wall to footwall side of the orebody. Level development consists of waste access from the ramp, with multiple lateral access crosscuts into the ore. Longhole drills are used to drill the ore section above the drift, in an up-hole ring pattern. Blasting on each sub-level starts at the ore/waste contact opposite the access, and retreats, following an approximately straight-line front with adjacent drifts being mined at similar rates. Table 16-7 and Figures 16-2 to 16-4 illustrate the SLC method employed at Koala.

Table 16-7: Koala Underground Mine Plan Design Parameters

Design Parameter	Design
Mining method	Sub-level cave
Sub-level vertical spacing	20 m
Draw point spacing, offset from level above	14.5 m
Draw point width	5.0 m
Ramp inclination	13%

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Figure 16-2: Schematic North–South Vertical Section, Koala Deposit

Figure 16-3: Schematic East-West Cross Section, Koala Deposit

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Figure 16-4: Schematic Plan View, Crosscuts, Koala Deposit

In a cave mine, mass flow is key to preventing early onset dilution and for mitigating inrush potential. Trials using markers in the broken ore at Ekati have shown narrower than predicted draw cones which can create “chimneys” rather than the desired mass flow during drawdown of the ore. Therefore, a greater number of draw points are required to produce interaction between draw cones and promote mass flow than were originally planned.

As result of this information a re-design of lower production levels of Koala was completed. This re-design increased the number of draw points thereby enabling even access to the cave footprint for mass flow, and also included an update to the overall geometry of the pipe limits as identified via additional core drilling.

To ensure ore recovery of the Koala orebody is maximised, incline caving is employed on 1970L and below. The transition to incline caving occurs gradually with final production horizons located on 1970L, 1850L, 1830L and 1810L. Intermediate levels between 1970L and 1850L were extracted by SLC.

Given the shape and size of the orebody, incline caving allows sufficient coverage over the footprint for final draw down. The main difference between the SLC operation and the incline cave is that the cave goes from a dynamic (drill and blast) to static state of mining. After initial planned draw from the final rings in each SLC drift is completed, overdraw is strategically targeted over the four permanent production levels to maximise carat recovery while minimising mud inrush potential.

SLC mining is employed from 2050L to 1810L with final ring pull levels forming an inclined cave on 1970L, 1850L, 1830L and 1810L.

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Figure 16-5 is a 3-D view of Koala underground showing the various kimberlite phases and mine development.

Figure 16-5: Koala Underground – 3-D View Showing Development

Figure 16-6 shows a plan view of the 1970L, a typical production level with a ring drift for mucking. 1970L is also the main materials handling horizon and so also includes ore storages and access to the base of the conveyor not present on lower levels. Figure 16-7 illustrates improved draw via the evenly-spaced draw cones achieved by utilising concentrically-placed draw cones on progressively lower levels. Figure 16-8 illustrates the draw point interactions.

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Figure 16-6: Incline Cave – Typical Final Production Level 1970L

Figure 16-7: Concentric Arrangement of Draw Points in the Incline Cave Below 1970L.

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Figure 16-8: Interaction of Draw Points in the SLC (FY12) Compared to the Incline Cave (FY13)

The majority of the mine development and construction required for the Koala underground mine is complete. Final draw point construction is complete on 1970L, 1850L and 1830L. Development has progressed to the 1810L access. Development remaining includes the 1810L draw points, ventilation infrastructure and pit bottom sump and pump infrastructure. SLC firing and final commissioning of 1810L is scheduled to occur in December 2013.

Koala Geotechnical

The Koala cave was induced in accordance with the feasibility study design. The cave initially broke through to the base of the Koala pit after approximately six months of production in May 2008, and in March 2013 the majority of the kimberlite rock mass in the base of the pit was showing greater than 60 m of vertical movement down. Phase 5 material, originally located in the crown pillar between the Koala SLC and open pit has caved and now reports to draw points as far down as 1850L.

The Koala cave has been monitored since the beginning of underground mining through a series of surface prisms and extensometers set in the pit bottom. The cave broke through to surface in May 2008 and by March 2009 had consumed the in-hole portion of the cave monitoring system. Ongoing development of the glory hole is measured using terrestrial survey methods (prisms and I-SiTE™ surveys) and is photographed regularly from fixed points.

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Below the 2050L all the kimberlite is drilled and blasted as part of the SLC mining method and block caving of that part of the pipe is not required.

The following underground geotechnical programs are in place in to ensure the long term stability of infrastructure required for the continuation of underground mining at Ekati: drive closure monitoring; surveillance photographs; structural mapping; and instrumentation including extensometers, thermistors, TDR and “smart cable” extensometer-enabled cable bolts. Daily visual inspections of ground and ground support conditions in development and production workings are also an integral part of the geotechnical program.

Production Draw Control

A shift-by-shift cave draw plan is developed and compliance is measured daily. As part of the duties of the draw control technicians, mud inrush risk assessment in each draw point is performed. The status of each draw point is identified on the daily draw control plan issued to operations. Weekly inspections of all active draw points in the mine are performed to assess wet muck flow potential, hang ups, geotechnical concerns, and geologic conditions.

Koala Hydrology and Hydrogeology

The hydrogeologic model for Koala was constructed on the understanding that groundwater movement is dominated by fracture flow within the granodiorite rock mass. Consequently, development of a structural model for the fault systems influencing groundwater flow was a key step in understanding the groundwater regime.

Based on the available pumping data and recorded precipitation, the mean annual volume of surface water from precipitation that reports to the base of the Koala pipe without diversion is 510,000 m3 including approximately 88,000 m3 of runoff from the pit, 237,000 m3 from surface catchments and 185,000 m3 from groundwater inflow. Of the approximately 510,000 m3 that may report to the base of Koala mine, 108,000 m3 is diverted via surface and in-pit dewatering infrastructure. The remaining 402,000 m3 is pumped from underground to surface.

The surface diversion system (ditches, sumps, adit and pumps) removes approximately 85,000 m3 from the annual average inflow based on available pumping data. The surface diversion system was designed for the 1:100 year storm event.

The in-pit diversions collect from a further 0.22 km2 of in-pit areas removing approximately 23,000 m3 of annual runoff. The in-pit diversions will minimize any overflow to underground from the area of the pit above 2300 elevation, provided that a storm greater than the 1:10 year average does not occur.

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Groundwater inflows are estimated over the winter months when it is assumed that surface water is frozen and so all water pumped from underground is groundwater. Groundwater inflows progressively increased from production start in 2007 through to 2010. Since 2010, the drawdown in the groundwater regime appears to have stabilized with relatively constant year on year groundwater flows. No significant change is expected when developing the lowest production level (1810L) at Koala during 2013.

Mud Rushes

Wet muck flow events, called mud rushes, have occurred in the Koala workings, in particular in the Phase 5 kimberlite material, which has a high moisture content and degrades readily, and future mud rushes are possible.

For a mud rush to occur, four elements must be present: mud-forming material, water, disturbance and a discharge point through which the mud and water can enter the workings. Only two of these components are manageable (disturbance and water). Dominion is treating any wet draw point (>15%) moisture that has a significant amount of fines (>25%) as a high-risk area during operations.

Mud rushes occurred in Koala October 2009, November 2010, May 2011 and through 2012. These were triggered by uneven draw, and increased water entering the cave. Key initiatives to mitigate mud inrush are:

Redesign of the lower levels of Koala (1970L, 1850L, 1830L and 1810L) to improve drainage;

Improved drainage infrastructure between 1970L and 1930L;

Redesign of the lower levels to promote mass flow;

Tele-remote mucking for all at risk areas of the mine;

Adherence to even, controlled draw;

Improved surface water management to minimise water ingress to the cave including:

− Proactive snow removal prior to freshet;
− Installation of strategic surface sumps and pumping capacity to limit run-off to Koala pit;
− Multiple runoff capture points along the Koala pit ramp.

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16.5.4	Koala North Underground

Status and Design

The Koala North Underground was first operated during 2006–2007 as a test mine then started again in 2011 and is currently operating as an SLR mine. The Koala North pipe is quite small and production rates are modest. Since production started at Koala North Underground, 1.1 Mt of kimberlite have been mined and processed from this part of the pipe. An additional 0.3 Mt is forecast for mining through to 2014 in the Mineral Reserves mine plan. Table 16-8 shows the annual production from the Koala North Underground to the end of December 2012.

Table 16-8: Koala North Underground Annual Production History

	Kimberlite	Carats
Fiscal	Processed	Recovered	Grade
Year	(t x 1000)	(x 1000)	(cpt)
2006	381	168	0.44
2007	59	22	0.37
2011	141	81	0.58
2012	388	206	0.53
2013 H1	137	78	0.56
TOTAL	1,106	555	0.50

Figure 7-5 and Figure 7-6 in Section 7 present a plan and isometric view, respectively, of the Koala North deposit.

The sub-level retreat (SLR) mining method is a “top down” method, conducted over the full width of the Koala North ore body. Ore is drilled in up-hole production rings from multiple crosscuts on each sub-level and mucked in a controlled manner, blasting in successive lower lifts. With the SLR method, an inventory of blasted ore and waste material is maintained in a glory hole (open void above the blasted rock to the bottom of the pit) in order to provide a physical barricade for personnel and equipment from potential wall (waste) rock failures from open pit/glory hole walls above the active workings and to control (reduce) ventilation losses through the production draw points directly exhausting to surface. A minor blanket of broken material is maintained in the bottom of the pit. Figure 16-9 shows a long-section view of a sub-level retreat operation.

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Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Figure 16-9: Sub-level Retreat Long Section View

2145 LEVEL
'BLANKET' OF ORE
2130 LEVEL
'BLANKET' OF ORE
2115 LEVEL
2100 LEVEL
2085 LEVEL

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Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Design parameters for the Koala North underground mine are as indicated in Table 16-9.

Table 16-9: Koala North Underground Design Parameters

Design Parameter	Design
Mining Method	Open benching
Sub-level vertical spacing	20 m
Draw point spacing, off-set from level above	16 m
Draw point width	4.5 m
Ramp inclination	13 m

All levels above 2225L are now complete, with production currently sourced from 2205L and 2225L. 2185L and 2165L are now in development and will produce through to early 2014. Material between 2165L and 2205L is not included in the mine plan. However, development down to 2165L increases confidence in the ability to draw down all material in Mineral Reserves while maintaining an adequate safety blanket above the producing draw points. For this reason, the Mineral Reserve estimate assumes full recovery of the kimberlite. Kimberlite samples will be collected as development progresses on 2185L and below in order to increase confidence in the kimberlite grade. A series of test holes using existing underground production drills will be used to refine pipe contacts ahead of, and below the mining front.

16.5.5	Consideration of Marginal Cut-Off Grades for Underground

Cut-off grades are not used for underground mining either in initial planning or in operations. All kimberlite / waste reporting to the SLC and SLR draw points is removed until fixed draw tonnages have been reached for cave management purposes.

Both SLR and SLC are mass underground mining methods and it is not feasible to exclude local low grade zones from the production plan. Locating the lowest level of the cave zone in the pipe presents an opportunity to exclude lower grade material below that elevation, and this is a determination that is made by the mine planner, by reviewing the economics of mining deeper kimberlite, on a case by case basis. In the case of Koala, the grade is increasing with depth (Phase 7 is higher grade than Phase 6), but countering that the Koala pipe area is decreasing with depth yielding less tonnes of kimberlite per vertical meter. Therefore, to determine the bottom level of the cave zone actual mine plans are drawn up to extract deeper ore, the project costs estimated, and the economics determined, and if positive, then that kimberlite would be included.

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16.5.6	Underground Access and Materials Handling

The Koala, Koala North, and Panda pipes are located in a row and relatively close to each other. The initial underground development and infrastructure was provided for the Koala North underground test mine and then for the Panda underground. Both an access ramp and a conveyor ramp were constructed to access these two mines and later this infrastructure was extended to Koala underground. Figure 16-4 provided a three-dimensional view of these pipes and the associated mine development.

Access from surface to the Koala and Koala North mines for personnel and materials is provided via a 5.5 m wide x 5.5 m high ramp driven at a -13% gradient. A second 6.0 m wide x 5.0 m high ramp at a -15% gradient is used to transport kimberlite from the mine via a conveyor system. The conveyor ramp daylights adjacent to the process plant (via surface portal) and continues to the upper third of the Panda pipe with an additional leg developed to the Koala pipe. The 1.37 m (54 inch) wide conveyor system is hung via chain from the back of the ramp and consists of four main underground conveyor sections plus a surface “stacker” conveyor, with a transfer arrangement between each conveyor.

All production mucking from the draw points is carried out using load haul dump (LHDs) units tramming to the remuck bays or loading 28 t capacity diesel haulage trucks. Ore from Koala is dumped into an ore pass system on Koala 1970L, and fed to a sizer and conveyor system which joins the main conveyor system from Panda to the process plant. A magnet and metal detector are used on this conveyor for tramp metal removal to protect the conveyor belt and upstream systems.

On surface, the radial stacking conveyor discharges to ROM surface stockpiles with a capacity of approximately 8,000 t.

All waste and rocky ore from underground is hauled to surface via the Koala North ramp utilizing 28 t capacity diesel haulage trucks. Waste granite is removed to the main waste rock dump by surface operations crews. The rocky ore is sorted, i.e. the granite is removed, and the resulting ‘clean’ kimberlite is trucked to the process plant. The Koala ore handling system is shown in Figure 16-10.

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Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Figure 16-10: Koala Ore Handling System

Note: Figure dated 2006; levels are at 20 m intervals.

Typically, crushers (single or double toggle jaw, or gyratory type) are employed in underground metal mines; however, the material characteristics of the Ekati kimberlite prevents consistent and reliable flow through these types of crushers. Mineral sizers, with their rotary crushing action have proven very effective with this ore type. A MMD1000 primary sizer unit is installed in the Panda ore handling system; which is designed to accept “oversize” feed as large as 1,000 mm in any dimension into the sizing chamber with a crushed product output size of 150 mm or less. The rated crushing capacity of this unit is 500 t/h.

To provide secondary egress from the production mining levels, 2.1 m x 2.1 m escapeway raises equipped with ladders are installed between the production mining levels.

The escapeways in Koala are located next to the fresh air raise access on the extraction drift. This placement provides positive air pressure for the escapeway. The positive pressure prevents smoke originating from draw points west of the escapeway from entering the escapeway ladder system.

The escapeways in Koala North are split between two ladder systems. The first ladder system is located directly in the fresh air raises from surface to 2205L, allowing for escape to the refuge station at 2340L or to surface. On levels below 2205L, the escapeways are built for purpose and similar to Koala, located on the east side of the level to provide a fresh air escape up to 2185L. There is no direct escapeway connection between the 2185L and 2205L, although two means of egress are present, as travelling up or down ramp will lead to fresh air bases, a refuge station at 2185L exists as an alternative to travelling on the ramp depending on the nature of emergency. The Koala North escapeway is the only escapeway that exits on surface.

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16.5.7	Underground Mine Ventilation

The underground mines at Ekati are ventilated using a push system which consists of two primary fans for each of Koala and Koala North mines and one primary fan for the Panda mine area. The air is pushed underground via raise bored shafts to the top of each mine from where a series of inverse raises feed fresh air to each level and haulage way. Surface primary fans are equipped with heaters to ensure the air entering the mine is approximately 4°C. The main purpose of heating the air is to prevent water from freezing, particularly dewatering pipes.

Koala mine is ventilated using two 600 HP 101.25” diameter fans located on top of KFAR#1 and KFAR#2 raise-bored shafts. These fans push approximately 400 kcfm of fresh air into the mine. KFAR#1 ventilates all of the active levels while KFAR#2 ventilates the haulage ramp. Return air from Koala production levels is exhausted via KRAR#3 raise. Air flow on each level in Koala comes down the fresh air raise (FAR) on the east side of the level and is exhausted to the return air raise (RAR) on the west side of the level. The ramp and the conveyor in Koala are also used as a secondary return airway.

Koala North mine is ventilated by two 350HP 92.5” diameter fans located on top of KNFAR North and KNFAR South raise-bored shafts. These fans push approximately 200 kcfm of fresh air down to 2385L. Air then passes along a drift before heading down two ventilation shafts to 2205L. Single inverse raises from the 2205L then extend the fresh air flow down to 2145L. Air is exhausted up the Koala North ramp.

As mining is complete on each level, the level is sealed from the ventilation circuit. This helps to maintain ventilation pressures as mining progresses down.

The Panda area is ventilated by one 600HP 101.25” diameter fan located on top of PFAR#1 raise bored shaft. This fan pushes approximately 200 kcfm of fresh air into the mine. It feeds fresh air to the conveyor drift and the ramp. A small quantity of air also exhausts up the Panda PRAR#2 raise-bored shaft to allow for adequate ventilation of the 2145L workshop.

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16.5.8	Explosives

Two types of bulk explosives are used underground, ammonium nitrate fuel oil (ANFO) and emulsion. Emulsion is mainly used for production blasts whereas ANFO is used for development blasting. Separate magazines for the storage of emulsion, ANFO and detonators are located on the Koala 1990L. The bulk explosives magazines consist of a “drive-in” facility that allow easy off-loading of bulk ANFO or emulsion from boom trucks, and permit one person to load the bulk ANFO loader or emulsion loader. The emulsion loading truck is operated and maintained by the explosives supplier, Polar Explosives.

16.6	Mining Equipment

The existing Ekati open pit equipment fleet has proven to be functional in its application at the Panda, Koala, Beartooth, Misery and Fox pit operations. With the similar mining methods at Pigeon and in order to maintain a flexible, single mine operation, equipment for Misery and Pigeon pit mining will be standardised to what is used currently at Fox mine.

Equipment standardization is considered critical as part of the design phase as it minimizes the downstream effects on:

Recruitment and training requirements – operational and maintenance;

Maintenance plans and procedures;

Spare parts procurement and warehousing including inventory levels.

Standardizing equipment at Ekati also allows the use of suppliers who are already familiar with the requirements of Ekati and can accommodate them more readily.

The standard truck loading and haulage equipment consists of hydraulic shovel/excavators with a bucket capacity of 12 m3 and 90 t capacity off-road haul trucks. A CAT 992G front end loader is used as a back-up loading unit for the primary excavator and shovel. There are two 170 t capacity haul trucks in the fleet which are used for the 11 km haul from the Fox pit to the process plant. Both the Misery and the Pigeon pits are much smaller than the Fox pit, so these larger 170 t trucks which require more manoeuvring room than the 90 t trucks are not scheduled for use at those locations. A fleet of 80 t capacity Haulmax haulage trucks will be used for the 29 km ore haul from the Misery pit.

The main production drill is a rotary blast hole rig drilling at 270 mm diameter holes for the larger production blasting away from the highwalls and kimberlite blasting. A diesel ITH hammer drill rig capable of drilling a 152 mm or 203 mm diameter hole size up to 30 m in length is used for the high wall ‘pre shear’ pattern and the ‘trim / buffer’ patterns on each 10 m deep bench adjacent to the final highwall. A top hammer rig is used for secondary drilling for hard bench toes, oversize material and to assist in the pit.

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Support equipment for the mining operation includes a CAT D10 track dozer for mine surface civil construction, dump construction and maintenance and a CAT 16M wheeled grader for road construction and maintenance. Some support equipment is and will be shared with the main Ekati hub. These will include a water truck for haul road dust suppression and drill service water transport, sewage and solid waste management vehicles, mechanical / electrical maintenance service trucks, and other support light vehicles. Fixed equipment includes pit perimeter light plants and in-pit pumps.

The open pit mobile equipment fleet at Ekati is shown in Table 16-10.

Table 16-10: Open Pit Mobile Equipment Fleet

Mobile Equipment	Capacity	No. Units
Sandvik D90KS Rotary Drill	-	1
Atlas Copco Pit Viper 275 Rotary Drill	-	1
IR45 Hammer Drill	-	2
Sandvik Ranger DX800/700 Drill	-	2
Caterpillar 777 Haul Truck	90 t	26
Caterpillar 789 Haul Truck	156 t	2
Haulmax Haul Truck	80 t	1
Komatsu PC1800 Excavator	11 m3	2
Hitachi EX1900 Shovel	12 m3	1
Caterpillar 992 Loader	9.45 m3	5
Caterpillar 375 Excavator	4.4 m3	2
Caterpillar 390D Excavator	4.6 m3	1
Caterpillar D10 Dozer	-	6
Caterpillar 16H/M Grader	-	6
Caterpillar 777B/C 100T Truck - Haul/Sand/Water	-	3
Caterpillar 988G/H Wheeled Loader	6.4 m3	2
Caterpillar IT28 Wheeled Loader	-	3

16.6.1	Underground

The underground mobile equipment fleet at Ekati is shown in Table 16-11.

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Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Table 16-11: Underground Mobile Equipment Fleet

Mobile Equipment	Capacity	No. Units

Elphinstone R2900 LHD Loader	10.5 t	2
Elphinstone R1700G LHD Loader	6.5 t	10
Caterpillar Elphinstone AD45 Haul Truck	28 t	9
Tamrock Axera D07 S-260-C Jumbo	-	2
Maclean Bolter	-	4
Tamrock Longhole Solo 07-7F	-	4
420EIT Wheeled Loader Shotcreter	-	2
Caterpillar IT28G Wheeled Loader	-	4
CAT120 Grader	-	2
Getman A64 ANFO Truck	-	1
Getman A64 Scissor Lift	-	1

16.7	Consideration of Process Plant Throughput Rates

Process plant throughput rates significantly increased in 2003 with the decommissioning of the recrush circuit and again in 2009 with the upgrade of the cone crusher (Figure 16-11).

Figure 16-11: Process Plant Throughput Rates, 2000–2012 (Dry Metric tonnes)

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Since 2010 the throughput rate has decreased slightly due to the end of production from Panda underground, decommissioning of surface miners in Fox pit and the mining of the xenolith zone in the Fox pit.

Going forward, providing the same resource availability and process parameter assumptions are maintained, the process plant is expected to deliver an average daily throughput of 12,850 dmt. Figure 16-12 shows the potential plant capacity for a given mix of tonnes of the different types of feed material.

Figure 16-12: Potential Annual Throughput By Feed Type, FY2013-2019

16.8	Mineral Reserves Mine Plan

The current Mineral Reserves mine plan assumes production from Fox, Misery and Pigeon open pits, and the Koala North and Koala underground operations. The Mineral Reserves mine plan is summarized in Table 16-12.

Koala North is currently in production as a sub-level retreat underground operation and is scheduled to finish in 2014. Koala is currently in production as a sub-level / inclined cave underground operation and is scheduled to finish in 2019. Fox is currently in operation as an open pit and is scheduled to finish in October 2014. Stripping of waste material and satellite kimberlite is in progress at Misery open pit with expected production from the Misery Main Pipe in December 2015 and completion of mining in 2018. Stripping of waste material from Pigeon open pit is scheduled to commence in 2014 with mining of kimberlite commencing in 2015 and finishing in 2019.

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Table 16-12: Mineral Reserves Mine Plan Production

	Item		Totals	H2 FY13	FY14	FY15	FY16	FY17	FY18	FY19
Waste mined (tonnes)		Total	79.00	6.44	15.72	19.50	17.41	9.98	8.51	1.44
Ore mined (tonnes)	Underground	Koala	5.84	0.14	0.80	1.07	1.19	1.09	0.92	0.62
		Koala North	0.29	0.17	0.11	—	—	—	—	—
	Open Pit	Fox	4.66	1.79	2.67	0.19	—	—	—	—
		Misery	3.03	—	—	—	0.32	1.87	0.84
		Pigeon	6.73	—	—	—	0.23	0.84	2.68	2.98
		Total	20.55	2.11	3.59	1.26	1.75	3.79	4.45	3.60
Grade (carats)	Underground	Koala	0.61	0.78	0.62	0.59	0.51	0.55	0.69	0.76
		Koala North	0.57	0.58	0.55	—	—	—	—	—
	Open Pit	Fox	0.23	0.29	0.19	0.13	—	—	—	—
		Misery	4.03	—	—	—	3.67	4.11	3.98	—
		Pigeon	0.38	—	—	—	0.38	0.39	0.38	0.38
Note: the six month period from January 2013 to June 2013 shown as H2 2013

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16.9	Comments on Mining Methods

In the opinion of the QPs,

The estimated mine life is six years, based on the Mineral Reserves estimated in Section 15;

Open pit mining will be carried out using a mixed shovel fleet and trucks; the equipment selection is appropriate for the open pit mine plans;

Underground equipment selection is appropriate for the underground mine plans;

Ventilation requirements for the underground operations are appropriate to the mining method selected;

There is sufficient space within the waste rock storage areas for the waste projections over the Mineral Reserves mine plan;

Mine design has incorporated geotechnical and hydrogeological considerations appropriate to the Ekati Project setting and mining methods employed;

There is upside potential for the mine plan if the Misery satellite deposits, the coarse tailings stockpiles, and potentially the low-grade stockpiles can support Mineral Resource estimation and eventually be converted to Mineral Reserves. Additional upside potential exists if the mine life can be extended beyond 2019 such that the remaining Mineral Resources at Koala could potentially be converted to Mineral Reserves; currently Koala on its own does not have a high enough production rate to sustain the Ekati operation after the Misery and Pigeon open pits are exhausted.

The key risks to achieving the Mineral Reserves mine plan have been identified through a risk analysis workshop that involved representatives from the planning, operations, maintenance and health, safety, environment and community departments.

Key risks identified included:

Sustained inability to meet Koala underground production target or early closure of mine due to deterioration in operating conditions;

Fall of ground in the Fox pit restricts access and remediation activities are unsuccessful in establishing access, resulting in early closure of the pit.

Risks to the Koala underground operation have been actively managed by

Introduction of tele-remote mucking that removes operators from potential mud rush exposure and ensures continuity of operations;

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Redesign of lower levels of Koala to promote mass flow;

Minimization of water ingress to the cave through upgrades to surface dewatering infrastructure and proactive snow removal prior to freshet;

Redesign and upgrades to drainage infrastructure on 1950L.

Risk of groundfall in the Fox pit has been actively managed by:

Staged pit extraction to manage water and reduce the exposure time of final kimberlite walls;

Improvement to drill and blast practices that incorporate strict perimeter control to protect catch berms;

Installation of GroundProbe radar to actively monitor wall stability;

Increase in the mining rate to reduce the exposure time.

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Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

17.0	RECOVERY METHODS

17.1	Process Flow Sheet

The Ekati process plant has a capacity of 15,500 t/d; the current and budgeted operating rate is 12,850 dmt. Kimberlite processing and diamond recovery at Ekati involves:

Primary crushing – redundancy with primary, secondary and reclaim sizers;

Stockpile – used as a buffer between plant and crushing;

Secondary crushing (cone crusher);

Washing (de-gritting);

Heavy media separation;

Recovery;

− Wet high intensity magnetic separation;
− Wet X-ray sorting;
− Drying;
− Dry single particle X-ray sorting;
− Grease table;

Diamond concentrate sorting, sieving and preparation for transport to the Yellowknife sorting and valuation facility.

A sample plant located within the process plant building is used to regularly check diamond recovery and grade control.

The plant flowsheet is included as Figure 17-1.

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Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Figure 17-1: Process and Recovery Flowsheet

Process Plant Flowsheet

Recovery Flowsheet

ROM Ore
Primary Crushing
-300 mm
Secondary Crushing
-75 mm
Primary Scrubbing
Recovery Plant Fines
-1mm
Primary Sizing
-4 mm
Primary Degritting
-0.5 mm
-4+1.2 mm
-1.2+0.5 mm
-75+1.2 mm
High Pressure Grinding Rolls (HPGR)
Secondary Scrubbing
Secondary Degritting
-4 mm
Secondary Sizing
+25 mm
-0.5 mm
-1.2+0.5 mm
-4+1.2 mm
-25+1.2 mm
Heavy Medium Separation (MHS)
Desanding
Thickening
-1.2+0.5 mm
-25+1.2 mm
Coarse tailings to waste dump
Tailings Pumping
-0.5 mm
Fine tailings to PKI
Concentrates to Recovery Section
Magnetic Rejects to Stockpile
Concentrate from HMS Section
Concentrate Sizing
-3+1mm
-6+3 mm
-25+6 mm
Concentrate Reduction (WHIMS)
Concentrate Sizing
-3+1 mm
-6+3 mm
-12+6 mm
-25+12 mm
Grease Table
+1 mm Rejects
Wet X-ray Sorting
Concentrate
-3+1mm
-6+3 mm
-12+6 mm
-25+12 mm
Concentrate Drying
Degrease
Concentrate Sizing
Reconcentration X-ray
Luminescents
Dry High Intensity Magnetic Separation
Non-magnetics
Single Particle Dry X-ray Sorting
Rejects
-25+1 mm Luminescents
SPS Concentrate
Washing/Sorting/Weighing/Packaging
Valuation
To off-site facility for final cleaning and quality sorting

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17.2	Plant Design

The process plant was designed by Fluor Daniel Wright Signet in 1995 utilizing standard diamond liberation, concentration and recovery processes. The plant was commissioned at the end of 1998 and was at full production in 1999.

The process plant critical sizes were as follows:

HMS feed top size 25 mm (square);

HMS feed bottom size 1 mm (slotted);

Recrush size -25 + 8 mm;

Coarse rejects -8 + 1 mm;

Fine rejects -1 mm.

The recovery plant critical sizes are as follows:

-1 mm is pumped to the primary scrubber circuit;

Diamond recovery is based on Wet High Intensity Magnetic Separation (WHIMS), x-ray, grease, and High Intensity Magnetic Separation (HIMS) for -3 +1 mm and - 6 +3 mm material and on x-ray and grease for -25 +12 mm and -12 +6 mm fractions. Final concentrate is hand sorted to recovery diamonds;

Recovery tails (-25 +1 mm) are returned to the plant or periodically purged to prevent a build-up of heavy minerals in the circuit.

The Ekati process plant was originally designed with a nameplate capacity of 3,000,000 t/a (dry solids). The overall plant utilization target was 85%, equivalent to an operating time of 7,446 hours per year. Based on this, the average plant throughput target was 442 t/h or 9,000 t/d (calendar day). In the design, it was recognized that the quantity of concentrate produced would be highly variable ranging from 0.5% to 2.5% of plant head feed. The recovery plant was designed to treat as much as 1.5% of head feed on a single shift. If higher HMS yields were experienced then the recovery plant could be operated for longer or expanded. The plant layout was designed to achieve the smallest footprint within a rectangular and insulated building. Sufficient space within the building was provided to allow plant throughput to be doubled.

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A number of plant modifications have subsequently been undertaken:

Replacement of gyratory crusher with a MMD1300 mineral sizer as the primary crusher;

Increased the HMS concentrate handling capacity;

Increased the WHIMS circuit capacity;

Increased the Wet X-ray circuit capacity;

Removal of attrition milling from the recovery circuit;

Addition of a grease table circuit as a production unit. One is used for the daily production (audit the wet X-ray tails) and the second one is used to process the WHIMS magnetic tails as a continuous audit;

Elimination of the re-crush loop from HMS to the HPGR to increase the plant throughput;

Replacement of the cone crusher by a higher capacity Excel 900 cone crusher, which has allowed further increases in throughput to 13,000 t/d or more;

X-ray upgrades and grease tables upgrade to improve recovery efficiency and minimize recirculation;

Small diamonds recovery (SDR) plant shut-down and de-grit screens reduced from 1.6 mm to 1.2 mm to simplify plant operation and maximize diamond recovery;

Shutdown the re-concentration circuit in HMS (after the 2007 Misery 1.2 mm screen trial) to improve the stability of the HMS circuit in general and increase the mechanical availability of the two modules (four fewer pumps to maintain);

Increased roll speed of HPGR from 21 to 28 rpm;

Installed two additional thickeners;

The mobile MMD1000 has been upgraded to run on a fulltime basis, as required;

The motors and gear box for MMD1300 have also been upgraded to reduce granite stalls;

A size-distribution camera system has been installed and commissioned to monitor F80 and top-size of material at various stages within the plant;

Installation of multiple magnets throughout the plant;

Installed new CV18 conveyor and feed chute.

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The current plant flowsheet uses conventional diamond process technology and consists of the following main process areas:

Primary crushing, where the ore is fed to a dump pocket by a truck or front end loader and crushed using a primary MMD1300 mineral sizer. A second, MMD1000 mineral sizer operated in parallel is required to meet target plant throughput. ROM ore is reduced to approximately minus 300 mm by primary crushing;

Secondary crushing where a cone crusher reduces the primary crusher product to minus 75 mm;

Tertiary crushing where high pressure grinding rolls liberate locked diamonds from the ore, undamaged, and in the critical size range of -75 +1.2 mm;

Primary and secondary scrubbing, and screening where crushed ore is wet scrubbed, screened to produce clean and suitably sized material for further size reduction (-75 +1.2 mm), and concentrated by HMS treatment (-25 +1.2 mm);

Primary and secondary de-gritting where unwanted fines (-1.2 mm) are separated from ore;

Two HMS modules where washed and sized feed (-25 +1.2 mm) is separated on the basis of density into diamond bearing concentrate and a tailings stream. The tailings stream is discarded to the tailings stockpile area. The diamond-bearing concentrate reports to the recovery plant;

Diamond recovery where diamonds are extracted from HMS concentrates using a combination of sizing screens, wet and dry high intensity magnetic separation, X-ray sorting, grease tables and hand sorting. Plus 1 mm tailings are recycled to the HPGR and the -1 mm tailings are routed to the primary scrubbing circuit;

Fines and coarse rejects disposal where the -0.5 mm slimes fraction is thickened and pumped to the Long Lake Containment Facility area and the grits fraction (-1.2 +0.5 mm) is combined with the HMS tails (-25 +1.2 mm) and conveyed to a stockpile outside the plant before being loaded and trucked to a coarse tailings dump.

The on-going operation of the process plant, together with additional data collected from a small bulk sample plant, has resulted in the mitigation of most processing issues. The result is a residual list of key issues that are monitored either because the risk remains significant due to a treatment variable (e.g. clay behaviour), or, the material source has yet to be sampled and characterised in detail from an undeveloped deposit (e.g. Jay and Lynx).

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17.3	Product/Materials Handling

The diamond sorter gathers the daily drop from the recovery plant and brings it to the sort room. The daily drop is separated in three streams; the non-diamond material, the para-magnetic material and non-magnetic material, using a high intensity magnetic separator (HIMS). The para-magnetic and non-magnetic goods are manually sorted for diamonds which are then separated by size. The same procedure is done for the grease table goods.

Given that the sort house is a high-risk area, card-locked doors control access and strategically installed cameras operate in sensitive areas to monitor the daily activities and every evening the diamonds are put into a vault until the next morning where the process starts all over again. At the end of the week, the diamonds are packed by size, labelled and sealed, ready for shipment to the Yellowknife sorting facility.

17.4	Energy, Water, and Process Materials Requirements

Approximately 31MW of primary power generating capacity is available from 7 x 4.4 MW caterpillar diesel generator sets. The site typically operates five generating units in winter and four in summer. An additional four 0.75 MW auxiliary units are provided as standby capacity. Installed generating capacity is sufficient to operate the process plant throughout the Mineral Reserves mine plan.

Process water is sourced from the reliable site water reclaim system. The raw water tank capacity is 475,000 gallons which is continually filled. Approximately 185,000 gallons is reserved for firefighting emergency.

In order to treat the process slurry, chemicals such as: coagulant, flocculant and salt are used to settle the material in the thickeners prior to discharge. Thickened tails are pumped into the Long Lake Containment Facility and overflow is reused as process water.

17.5	Considerations Relating to Ore Sources in Development

17.5.1	Misery

Misery ore was processed as part of the blend from 2001 to 2007 with a blend varying between 10 to 25% of total plant feed and on a few trial occasions 100% Misery ore was fed to the process plant. No special processing issues were ever attributed to the Misery ore regardless of its proportion in the blend.

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Misery ore contains a significant proportion of small diamonds (less than 0.2 carats per stone). These may be recovered by collecting a sample of the coarse tails and processing it in the sample plant. If significant quantities of small diamonds are recovered (i.e. entrained with the coarse tails), the option of running the HPGR re-crush loop (+8/-25 mm material from HMS to HPGR) would have to be considered. In addition, because of the negative impact of the HPGR re-crush loop on the plant throughput, it would have to be determined if it would be more beneficial to run short campaigns of 100% Misery ore with the HPGR re-crush loop running instead of blending the Misery ore daily with the HPGR re-crush loop running consistently and thus affecting the plant throughput for long periods of time. Currently, the re-crush loop is not in operation in the process plant.

Special attention would be required on the screen panels of the de-grit screens to monitor the wear rate. The cut-off at 1.2 mm is obtained at the beginning of the screen panel life. As the panels wear, the slot widths increase. Currently, the screen panels are changed out at a point when the apertures wear to a width of 1.6 mm. The ideal strategy to batch process Misery ore would be immediately after a plant shutdown since the screen panels would have been recently replaced and are in their best condition (increasing recovery of small diamonds).

A surface ore-sorting program, similar to that already used at Koala, will be required to reduce waste rock feed to the plant. It is particularly important that the content in granite be reduced during break-in periods for the cone crusher when the mantle and/or bowl are replaced. The metasediment (schist) waste will be a low volume dilutant in the ore and is anticipated not to be at risk of impacting processing of Misery ore.

No changes to reagent consumption are expected with the inclusion of Misery material in the mill feed.

17.5.2	Pigeon

Pigeon ore feed enters the process plant from 2016 through to 2019. Initially Pigeon makes up a small proportion of the ore feed; however, from 2017 onwards Pigeon makes up more than 50% of the ore feed. At present no changes to the process flow sheet or physical operation of the process plant are required to process Pigeon ore.

Pigeon ore is relatively high in ‘stickiness’ compared to other Ekati ore feeds processed thus far. This has resulted in chute plugging during parcel milling trials. In addition a high proportion of fines were liberated, causing screen and heavy media circuit overload. Finally Pigeon ore generates a relatively high proportion of olivine rich concentrate (3% compared to the normal 1.3% seen in blended feed) reporting to the recovery circuit.

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A 35,000 dmt sample of Pigeon Upper Crater Domain kimberlite was mined and 33,000 dmt was processed through the process plant immediately following a routine shutdown in June 2010.

With the current process plant configuration, running 100% Pigeon feed the throughput rate of the process plant is negatively impacted by fines and concentrate overload. Recovery of Pigeon was calculated at 95.6% based on the results of the bulk sample test and a tailings audit through the sample plant (this value is higher than that calculated for the material (88% at a 1.2 mm screen)). If no additional work is carried out on the plant, running 100% Pigeon ore feed will result in a maximum calculated process plant feed rate of 12,000 dmt/day (at a 1.2 mm screen size).

It is typical (examples Fox and Koala), for the uppermost RVK kimberlite to have fine, sticky material. Generally, the kimberlite properties are seen to improve with depth. If this trend is seen at Pigeon then the bulk sample test would represent a “worst case” scenario in terms of these processing characteristics.

The heavy mineral content could result in the recovery section of the process plant becoming a bottle neck. Under current operating conditions this would only occur when Pigeon is 100% of the feed stock. The bottleneck could be overcome by; blending Pigeon feed, diverting wet X-ray tails or increasing the recovery capacity. Additional testing during production would be needed to confirm the significance of the heavy mineral content risk.

Additionally, the Pigeon bulk sample showed a higher percentage of material reporting to the Long Lake Containment Facility, which may pose a risk in terms of tailings capacity. If this is the case then alternate tailing deposition strategies may need to be considered (e.g. deposition into the abandoned Panda pit and underground operation).

Several processing challenges were identified throughout the Pigeon bulk trial. Amongst other critical aspects, the determination of the expected quantities of sediments/fines and heavy mineral content will be critical to the success of correctly determining the production rates for processing Pigeon ore in 2018–2019.

No changes to the process plant configuration are required to process Pigeon ore. It is calculated that the addition of 7.2 M dmt of Pigeon ore feed to the Ekati ore stream results in the following additions to the tailings stream:

2.6 M dmt of coarse tail rejects;

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16.2 Mm3 of fine tailings discharged to the Long Lake Containment Facility;

13.2 Mm3 of waste water discharged to the Long Lake Containment Facility and ultimately the receiving environment.

17.6	Comments on Recovery Methods

The QPs are of the opinion that:

There is 15 years of production history that allows for a reasonable assessment of plant performance in a production setting. There are no data or assumptions in the Mineral Reserves mine plan that are significantly different from previous plant operating experience, previous production throughputs and recoveries, or the Ekati Project background history;

The current process facilities are appropriate to the kimberlite types that will be mined from the various domains outlined in the Mineral Resource and Mineral Reserve block models;

The flowsheet, equipment and infrastructure are appropriate to support the Mineral Reserves mine plan;

As there are a number of kimberlite sources being treated, the plant will produce variations in recovery due to changes in kimberlite type and domains being processed. These variations are expected to trend to the forecast recovery value for quarterly or longer reporting periods;

Granite, clay, and tramp metal content of material sent to the plant requires monitoring, and a blending strategy is typically used;

Material from the Pigeon open pit will need to be monitored to ensure limited impact from sediments/fines and heavy mineral content on the plant;

Reagent consumptions and process conditions are based on both test work and production data. The operating costs associated with these factors in the Mineral Reserves mine plan is considered appropriate given the nature of the kimberlites to be processed;

There are sufficient tailings storage options available to support the Mineral Reserves mine plan.

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18.0	PROJECT INFRASTRUCTURE

18.1	Road and Logistics

18.1.1	Ice Road

The Ekati mine site is located 310 km north east of Yellowknife and is accessible by land only via a winter ice road that is open typically for 8–10 weeks each year from mid-January to the end of March. The winter road is constructed each year as a joint venture between the Ekati, Diavik, and Snap Lake mines. The winter road is shown on Figure 18-1.

Each mine shares the cost of construction, maintenance, operation and closure of the annual winter road. The length of winter road to the Ekati site is 475 km.

Fuel, large equipment and heavy consumables are freighted to site on the winter road. Ekati freight varies between 1,800 and 4,000 trucks per year. Critical to achieving the mine plans are the logistics of planning and expediting the delivery of freight required for a full year of operation over the winter road in a period of approximately two months.

18.1.2	Air Transport

Ekati has an all-weather gravel airstrip that is 1,950 m long with an aircraft control building. The airport is equipped with runway lighting and approach system, navigational aids, radio transmitters and weather observation equipment.

Hercules C140 or combi-configuration passenger/freight aircrafts are used to transport fresh produce, light freight, and equipment to site. General freight is flown to the site throughout the year averaging 4–5 Hercules C140 flights per week.

Passengers, both employees and contractors, are transported to the mine on charter flights ATR, Dash 7/8s, King Air, Beech 99’s, and Twin Otters. There are approximately 75 flights per month including community charters. Charters run from Edmonton twice per week.

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Figure 18-1: Winter Ice Road

Note: Dominion owns 100% of Ekati and has a 40% interest in Diavik. All other mines and projects indicated on this map are held by third parties.

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18.1.3	Haul Roads

Transportation of material from the Misery kimberlite to either the waste rock stockpile or the Ekati process plant will be via already established mine roads. Kimberlite transport to the Ekati process plant will be via the existing Misery Haul road.

18.2	Infrastructure

The buildings and infrastructure facilities at Ekati includes all buildings (mobile and permanent), pipelines, pump stations, electrical systems, quarry site, camp pads and laydowns, ore storage pads, roads, culverts and bridges, airstrip, helipad, and mobile equipment. Key infrastructure was shown on Figure 2-1.

The principal facilities at Ekati include:

Main accommodations complex: Consists of 940 sleeping accommodation rooms, dining, kitchen, and recreation areas, first aid station, emergency response / mine rescue stations and maintenance shops. A sewage treatment plant, water treatment facility and incinerator room adjoin the main accommodations building;

Power plant;

Process plant;

Bulk sampling plant;

Truckshop/offices/warehouse complex: This provides for heavy and light vehicle maintenance, heated warehouse storage, change rooms, an environmental laboratory and administration offices;

Bulk lubrication facility: Situated adjacent to the truckshop and holds bulk lubricant and glycol.

Ancillary buildings located within the Ekati main camp area include:

Ammonium nitrate (AN) storage facility: Has a capacity of 16,500 t;

Emulsion plant;

Waste management building: Wastes to be sent off site are prepared for transport at this building;

Site maintenance shed and sprung facility: This is used for shipping and receiving, during winter road operations and for aircraft freight;

Airport building: This is the control point for all Ekati flight operations;

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Geology and helicopter facility: There are a number of small structures on the Geology Laydown pad which support exploration drilling and helicopter flight operations.

Surface facilities to support the Koala North and Koala underground operations include two maintenance shops, a warehouse, an office complex/change house, a compressor building and batch plant (for mixing concrete), a cold storage building, and a one million litre fuel tank located within a bermed area.

Facilities at the Fox pit include two 9 ML fuel tanks, a truck line-up area, a dispatch trailer, and trailer complex with washrooms and offices. An explosives storage facility is provided to serve the Fox pit operations. Figure 18-2 shows the facility layouts at Fox.

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Figure 18-2: Fox Infrastructure

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Construction of a complete satellite stand-alone facility near the Misery open pit was completed at the end of 2012. The principal facilities at Misery include an accommodation complex consisting of single occupant rooms with a capacity of 115 persons, kitchen complex, recreation room and exercise gym, mine office and dry, mine maintenance shop and wash bay, generator farm and substation, fuel tank farm with off loading and dispensing, and incinerator with waste handling facility.

18.3	Waste Storage Facilities

Waste rock storage areas are designed for placement of rock excavated from the open pits and underground mine, which is predominantly granite. Several different types of granites referred to as quartz diorite, granodiorite, two-mica granite and pegmatite have been identified in the region but for the purpose of waste rock management planning, these rock types can be classified as granite.

Waste rock storage areas also contain and store other materials including coarse kimberlite rejects (in the Panda/Koala/Beartooth waste rock storage area), low grade kimberlite stockpiles (in the Fox waste rock storage area), metasediments (in the Misery and, to a minor extent, the Panda/Koala/Beartooth waste rock storage areas), land-fill (Panda/Koala/Beartooth and Misery waste rock storage areas), and land-farm (Panda/Koala/Beartooth waste rock storage area).

Locations of the various waste rock storage areas were shown in Figure 2-1.

The waste rock storage areas are constructed by means of inset lifts approximately 10 to 20 m deep with natural rock face repose angles of approximately 35º. The lifts are offset in a manner such that the overall slope angle will be less than or equal to 25º. Waste rock storage area heights are planned to remain less than 50 m above the highest topographic point over which the waste rock storage area extends. The waste rock storage areas are constructed based on the original approved plans which stated they would remain as permanent structures, frozen into permafrost, after mining was completed. The design of the waste rock storage areas has evolved to incorporate measures that enhance the natural process for freezing into permafrost.

18.4	Tailings Storage Facilities

The Long Lake Containment Facility is used for the containment of processed kimberlite (refer to Figure 2-1). Crushed and washed kimberlite generated during processing is separated at the process plant and the fine fraction is sent to the Long Lake Containment Facility by slurry pipeline. Components at the Long Lake Containment Facility include five containment cells, three filter dikes, the outlet dam, access roads and pipelines. The currently accessible storage capacity of three of the containment cells would be utilised by 2014. Additional capacity will be provided by a combination of extension of two of these cells, raising one of the dikes. The fourth licensed deposition area is not currently planned to be used except as contingency or for future developments.

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In addition, the mined-out Beartooth pit has been used since late 2012 for fines containment, with material also sent to the pit via slurry pipeline from the process plant.

The containment cell expansions and Beartooth pit will provide capacity to 2019 with the mined-out Panda, Koala and Fox pits available to provide additional capacity beyond that date if required.

Mine water discharged into the containment facilities is expected to fluctuate seasonally with large volumes being pumped during the spring freshet. Additionally after a significant rain event large volumes of water collected in the camp sumps needs to be pumped out. After freeze-up the volumes pumped drop off, with the main contributors being the indoor sumps.

18.5	Water Management

Three primary diversions have been constructed at Ekati, the Bearclaw Lake dam and pipeline, Panda diversion dam and channel, and Pigeon stream diversion.

The Bearclaw (frozen-core) dam is required to divert water around the Beartooth pit for the duration of operational use of the Beartooth pit. Flow is diverted using a pump/pipeline which diverts surface drainage from Bearclaw Lake around the Beartooth pit and into Upper Panda Lake.

The Panda diversion (frozen-core) dam and channel was completed in 1997 to divert water from North Panda Lake around the Panda and Koala mining areas and into Kodiak Lake. The Panda diversion channel provides stream fish habitat to compensate for loss of streams that used to connect Panda, Koala and Kodiak lakes as well as other streams in the Ekati footprint. The Panda diversion dam and channel are designed and required by the authorizations to be permanent structures.

The Pigeon stream diversion diverts surface flow around the (future) Pigeon open pit. In April 2013, the channel had been constructed but flow had not been diverted, allowing for the controlled flushing of sediment from placed construction materials prior to diversion of water for 2014. The Pigeon stream diversion is designed to provide stream fish habitat to compensate for loss of streams that used to connect Pigeon Stream and Pigeon Pond. The Pigeon stream diversion is designed and required by the authorization to be a permanent structure.

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The objective for the wastewater management systems is to discharge water to the receiving environment that meets the water licence discharge criteria and to ensure no significant adverse environmental effect occurs to the downstream receiving environment.

Surface mine water (run-off over mine areas that is collected in various sumps) is pumped or trucked to the Long Lake Containment Facility.

Open pit mine water is collected via the in-pit dewatering systems that are designed to maintain safe and reliable operations in active mining areas. At the mined-out Panda and Koala open pits no dewatering occurs because of safety risks to people working within the pit; clean surface runoff is diverted prior to entering these pits where feasible and other water enters the underground workings and is managed as underground mine water. Fox pit water, combined with the intercepted surface water is pumped into the Long Lake Containment Facility. Prior to 2009, water was pumped or trucked out of the Beartooth pit to the Long Lake Containment Facility. In 2009, the Beartooth pit ceased mining operations and water was no longer removed from the pit. Misery pit water is pumped to the King Pond Settlement Facility.

Water that enters the underground mining operations is managed through a series of sumps that ultimately direct the underground mine water to a single dewatering sump from where it is pumped to surface. Underground mine water can also be used as drill water. Prior to December 2009, underground mine water was pumped to the Long Lake Containment Facility. Beginning in December 2009, underground mine water has been pumped to the mined-out Beartooth pit.

There are two main sources of sewage: sanitary sewage system at the main site and sewage from remote work sites (e.g. Fox pit).

An enclosed sanitary sewage treatment plant to treat all domestic wastewater has both primary and secondary levels of treatment. The final treated effluent is pumped to the Process Plant where it is mixed with the fine processed kimberlite before being discharged to various cells of the Long Lake Containment Facility.

Sewage collected from the underground operations surface buildings and from the underground workings is trucked to the main camp sewage treatment facility. Sewage generated at remote washroom facilities (e.g. Fox pit and Misery site) is trucked to the main camp sewage treatment facility.

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18.6	Power and Electrical

Ekati’s main power plant consists of seven 4.4 MW diesel generator sets operating at 4,160 V. It provides power to the process operations, accommodations and truckshop/office complex. Waste heat from the power plant diesel engines is recovered by means of glycol heat exchangers to heat buildings and process water. The average load is approximately 16 to 17 MW with daily and seasonal fluctuations.

The Misery operation will utilize three 455kW stand alone diesel generators connected to a common synchronized power distribution system. The power distribution systems utilize the infrastructure remaining from the previous Misery operation. Site power cabling is located underground and terminated at the respective buildings. The site power distribution system has two distribution centers, the synchronized power distribution center and a second power distribution system located at the accommodations complex.

18.7	Fuel

Fuel storage on site has capacity of 98 M litres. A central bulk fuel tank farm, which contains eight tanks and approximately 68 M litres, is located at the Main Camp. Other fuel tank farms are currently located at the Misery, Fox and Koala North sites. The fuel tanks are double lined and housed within bermed areas on an impervious liner.

To support the logistics of delivery of the fuel to site Ekati leases a tank farm in Yellowknife with a capacity of 80 M litres.

18.8	Water Supply

Freshwater for Ekati operations is permitted to be drawn from Grizzly Lake, Little Lake, Thinner Lake (Misery Camp), and Two Rock Lake. The Long Lake Containment Facility and Two Rock Sedimentation Pond are makeup sources for process use as required.

Process plant fine tailings are deposited in the north section of the Long Lake Containment Facility while the raw water required for operations is taken in the south section, where the fine tailings have settled and clear water is available. The Long Lake Containment Facility is a closed-loop system.

The Misery project does not include any standalone site specific water treatment facilities; potable water is trucked from Ekati. It is expected that on average two trips per day will be required to maintain potable water levels at Misery when the camp is at maximum capacity of 115 people.

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The accommodations complex is equipped with four waste water storage tanks, each with a capacity of 8,400 US gallons, located with the utilities services building adjacent to the accommodation complex.

All sanitary waste is collected at the Misery site and transported to Ekati for treatment at the waste water treatment plant.

18.9	Communications

Onsite communications are provided by microwave link from Yellowknife to Ekati which is operated by a local telecommunications company, Northwestel. The microwave link has dedicated bandwidth to provide voice, data and internet services. Also located at site is a backup satellite connection that has lower capacity than the main microwave link but can be utilised as required.

Internal site communications are provided by radio, phone, LAN and wireless internet. A fleet management system, Wenco, is also utilised to track material movement and equipment status.

Communications at Misery are provided by an extension of the microwave link from the main Ekati camp.

18.10	Comments on Infrastructure

In the opinion of the QPs, the existing infrastructure is appropriate to support the Mineral Reserves mine plan to 2019, and to support Mineral Resource and Mineral Reserve estimates.

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19.0	MARKET STUDIES AND CONTRACTS

19.1	Reference Market

No industry-standard benchmark exists for rough diamonds as they are generally sold by the producer with pricing based on a proprietary pricing system that covers the range of size and quality characteristics for that particular producer. Most diamond mines, like Ekati, produce a broad range of diamonds sizes and qualities that need to be sorted into technical categories to be evaluated. BHP Billiton (the previous operator) developed a Price Book based on the goods supplied from Ekati that comprises over 4,000 sorting categories. Similar categories are then aggregated into boxes for sale to diamond traders and polishers. The BHP Billiton Price Book was updated following each such sale (generally 20 per year), based on the clearing price achieved for each category of rough offered in auctions.

Relative movements in the overall market for Ekati rough diamonds have been historically tracked using a proprietary pricing index. This index provides a measure of past market movement by valuing a fixed, representative assortment of Ekati goods against a Price Book update for each sale. The composition of the assortment of goods changes with each shipment from Ekati; however, this influence is isolated from the market index by valuing a fixed assortment. For the current Mineral Reserves mine plan, the representative assortment is shipment from May 2012.

Dominion has also developed an assortment and price book that comprises over 8,000 sorting categories. In a similar fashion to the BHP Billiton sales process, it aggregates similar categories for sale to the diamond market, although Dominion does not regularly use an auction process. The relative price movements of diamonds sold by Dominion have closely matched those of BHP Billiton’s sales of Ekati goods.

Historically rough diamond prices have been relatively stable and the average annual increased has been a few percentage points greater than the growth in worldwide gross domestic product. However, in recent years price changes have been more volatile. The diamond price forecast used for the current Mineral Reserve mine plan assumes a 2% real annual increase from FY2014 onwards, and is based on the BHP Billiton May 2012 Price Book pipe valuations which were updated to reflect Ekati December 2012 sales results.

19.2	Market Fundamentals

The worldwide demand for and price of rough diamonds are dependent upon the price and demand for polished diamonds that are used in jewellery. Diamond prices fluctuate and are affected by numerous factors, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. The gem diamond market has historically been supply-constrained due to the industry position of De Beers, and demand driven by marketing that has successfully associated diamonds with emotional attachments such as everlasting love (“a diamond is forever”). However, De Beers’ share of the rough market has declined from a high of about 80% in the 1980s to about 40% in 2011 with the emergence of Alrosa, Rio Tinto, Dominion and BHP Billiton as competitive sources of supply.

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The following key developments have resulted in a market transition characterized by a long-term scarcity of supply:

De Beers sold down its strategic stockpile of diamonds in the years following its privatisation in 2001. De Beers’s sales are now constrained by mine production as demonstrated by its inability to fully meet customer demand through the market recovery following the global financial crisis;

Mature mines are facing declining production and increasing costs with depth. Kimberlite deposits by their nature are typically vertical structures that taper with depth with a distinct ore/waste boundary that is defined by the lithology. As such, open pit mines face increasing cash costs as stripping rations and haulage cycle times increase with depth and mining becomes more constrained. For those open pit mines of sufficient quality, the option to go underground involves significant capital investment, higher ore dilution, and even greater constraints on production rate. Of particular significance is the Cut 8 pushback at Jwaneng in Botswana and the disposal by De Beers several aged, marginal assets. This has constrained De Beers to a maximum output of 38–40 M carats a year , down from a historic high of 51 M carats a year in 2007;

There exists no inventory of undeveloped Mineral Resources of sufficient scale and quality to offset ore depletion. This is the case despite significant investment in exploration over the past 25 years. The last discoveries of significance were Ekati and Diavik in 1991 and 1994 respectively;

Greenfield and brownfield projects globally are facing increasingly onerous local beneficiation hurdles, as well as cost escalation.

Rough diamonds, by definition, are not a consumption commodity due to the following reasons:

Lack of an agreed standard for the classification of diamonds;

Lack of a benchmark trading price;

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Lack of homogeneity in the product quality. Unit values can range from less than US$1/ct to over US$50,000/ct based on size, colour and quality characteristics;

Lack of transparency in trading due to proprietary producer-controlled marketing systems.

Lack of transparency and homogeneity in value-add from rough to polished to retail.

Due to these factors, there exists no forward market for rough diamonds to provide external long run pricing trends.

19.3	Long Term Price and Mining Limits

The mining limits for the open pits are derived in Whittle using an annually reviewed long term price forecast as provided by the marketing group. This price forecast is derived by applying a long term price forecast to deposit specific reference diamond values at a selected price book (May 2012 in the case of the 2012 price forecast). The practice applied in generating Whittle™ shells is to schedule the price at the estimated end of pit life. The diamond price forecast used for the December 2012 Mineral Reserves mine plan assumes a 2% annual increase from FY14 onwards (Real base: 1-Jan-2013).

Valuation parcels used to support the forecasts are discussed in Section 11.11.

19.4	Contracts

The Ekati Diamond Mine has a Socio-Economic Agreement with the Government of the Northwest Territories, along with Impact and Benefit Agreements with local aboriginal groups. Within these agreements, the Ekati Diamond Mine has committed to developing contracts with Northern and Aboriginal businesses, wherever commercially viable. Furthermore, the Ekati Diamond Mine is committed to supporting and developing sustainable businesses, and encourages local and Aboriginal business owners to examine opportunities to develop joint ventures with existing and established businesses.

The major contracts that the Ekati Diamond Mine currently has in place with Northern and / or Aboriginal businesses are:

BBE – freight management and passenger movement services

Finning Canada – mobile equipment maintenance

First Air – charter aircraft services for cargo

Kete Whii / Procon Joint Venture – underground mining labour

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Kingland Ford – light vehicle maintenance

Northern Industrial Sales – general hardware supplies

Polar Explosives – blasting material supply and services

Tli Cho Air / Air Tindi – charter aircraft passenger services

Tli Cho Domco – catering and janitorial services

Tli Cho Landtran – winter road freight transportation services

Tli Cho Logistics / Ventures West – fuel transportation services

The Ekati Diamond Mine emphasizes competitive sourcing, and typically enters into two- to three-year terms for operational contracts, such as those listed above. Contractor employees make up an estimated half of the Ekati Diamond Mine workforce, and are well-integrated within the workplace culture.

19.5	Comments on Market Studies and Contracts

In the opinion of the QPs:

Dominion is currently able to market diamond production from the Ekati Diamond Mine;

The pricing forecasts are based on assumptions provided by Dominion’s marketing group and represent a best estimate, given there exists no forward market for rough diamonds to provide external long run pricing trends;

The price forecasts are acceptable to support Mineral Resource and Mineral Reserve estimation, and use in the cashflow analysis;

Existing contracts are typical of and consistent with standard industry practices.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Permitting

Ekati is regulated through an Environmental Agreement and a complex array of permits with the following key agencies:

Aboriginal Affairs and Northern Development Canada (AANDC);

Government of Northwest Territories (GNWT);

Wek’eezhii Land and Water Board;

Fisheries and Oceans Canada (DFO).

20.1.1	Environmental Agreement

Ekati entered into an Environmental Agreement (January, 1997, amended April, 2003) with the Government of Canada (represented by AANDC) and the GNWT which provides environmental obligations in addition to those under then applicable legislation;

Key provisions include:

Funding of an independent environmental monitoring agency to serve as a public watchdog

Submission of environmental reports and management plans (including reclamation plans)

Provide security deposits and guarantee

The Environmental Agreement provides for the Independent Environmental Monitoring Agency and continues in effect until full and final reclamation of the Ekati Project site is completed.

Compliance with environmental requirements and agreements is reported publicly by Ekati on an annual basis, through various agencies such as the Wek’eezhii Land and Water Board and the Independent Environmental Monitoring Agency.

20.1.2	Surface Leases and Land Use Permits

Dominion holds eight surface leases issued subject to the Territorial Lands Act. The Mackenzie Valley Resource Management Act came into effect after issuance of the six original surface leases and before issuance of the Pigeon and Sable surface leases. Therefore, land use permits issued by the Wek’eezhii Land and Water Board are also required for the Pigeon and Sable sites. Dominion has three Class A land use permits (Sable Road, Sable Pit and associated activities, and Pigeon Pit and associated activities).

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Table 20-1 summarizes the surface lease information. Table 20-2 summarizes the Class A land use permit information. The locations of the surface leases are shown in Figure 20-1 and Figure 20-2.

Table 20-1: Surface Lease Summary Table

Surface Lease Number	Area (ha)	Infrastructure within Lease
76D/9-3-2	1,144.04	Misery Pit, facilities and road
76D/9-4-2	12	Misery Camp
76D/10-2-2	6,023	Koala, Panda and Fox Pits and facilities.
76D/10-3-2	3,701	Long Lake Containment Facility
76D/10-4-2	110	Airstrip and facilities
76D/15-4-2	998	Sable Pit and facilities
76D/10-5-2	155	Main Camp
76D/10-7-2	324.6	Pigeon Pit and facilities
Total	12,467.6

Table 20-2: Land Use Permit Summary Table

Class A Land Use Permit #	Class A Land Use Permit #
W2008F0009	Sable Haul Road
W2008D0007	Mining and associated activities on Sable Lease
W2008D0008	Mining and associated activities on Pigeon Lease

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Figure 20-1: Surface Lease Plan

gis no. EKA-15-112 | Job no. 0194118-0104 | April 28, 2013

N
Pigeon Area
Lease Area 4 (Facilities)
Lease Area 2 (Tailings)
Lease Area 3 (Airstrip)
Lease Area 1 (Mining)
Lease Area 6 (Facilities)
Lease Area 5 (Mining and Access Road)
1:65,000
1:75,000
0
1
2
Kilometres
515000
520000

Note: Figure courtesy Rescan, 2013.

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Figure 20-2: Sable Road Corridor Plan

gis no. EKA-15-113 Job No. 0194118-0104 April 29, 2013

N
Sable Area Lease
Ursula
Lake
Falcon
Lake
Other Surface Lease
Sable Road Land Use Permit Area
Open Pit
Waste Rock Storage Area
Development Area
Esker
1:60,000
0 1 2
Kilometres
GIS No. EKA-15-113
Projection: UTM 12, NAD83
512500
515000
517500
520000
522500
525000

Note: Figure courtesy Rescan, 2013.

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The Pigeon surface lease was renewed in December 2012, and now also extends to 2026. The Sable surface lease will expire in 2015. It is a reasonable expectation that the Sable surface lease can be renewed, as in the opinion of the QPs, renewal is a straightforward administrative exercise with the Lands Department of the Aboriginal Affairs Department, and Northern Development Canada.

Section 10 of the Territorial Lands Regulations provides for the renewal of these surface leases for a further 30 year term with appropriate negotiation and consultation with First Nations communities.

Class A land use permits have a five-year term. All three land-use permits were issued in 2009 and expire 10 September 2014. There is a reasonable expectation that with appropriate negotiation, the permits can be reissued in 2014.

Dominion is also a joint holder of three surface leases (issued by AANDC), one licence of occupation (issued by AANDC), and one Land Use Permit (issued by the Mackenzie Valley Land and Water Board) for the winter ice road. These permits are jointly held with Diavik Diamond Mines and DeBeers Canada Inc., and are managed by a Winter Road Joint Venture (i.e., not directly managed by Dominion).

20.1.3	Water Licence

Dominion currently holds one Water Licence, which was issued by the Wek’eezhii Land and Water Board and went into effect on August 15, 2009. The licence will expire on August 18, 2013 and is an amendment to licences MV2003L2-0013 and MV2001L2-0008, and replaces the latter’s terms and conditions.

This licence provides for mining at all established areas plus allows for mining of the Pigeon and Sable pipes.

The water licence entitles Dominion to divert water from Upper Panda Lake to Kodiak Lake, and to use water and dispose of waste for the purpose of mining the Panda, Koala, Koala North, Misery and Fox kimberlite pipes and for operating the processing facilities and infrastructure associated with diamond mining within the Koala, Misery, King-Cujo and Desperation–Carrie Watersheds of the Lac de Gras basin.

The water licence also entitles Dominion to use water, dewater Sable, Pigeon, and Beartooth Lakes for the purpose of mining, to drawdown Two Rock Lake, divert the Pigeon Stream around the Pigeon pit, pipe water from the Bearclaw Lake outflow around Beartooth pit, use water from Ursula and Upper Exeter Lake, deposit processed kimberlite into the Beartooth pit for the purpose of creating a pit lake, and dispose of waste for industrial undertakings in diamond mining and processing, production and associated uses in the Koala, Pigeon and Sable watersheds.

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The licence is required to be renewed by August 2013. An application for renewal was submitted, for which the Wek’eezhii Land and Water Board issued a Draft Licence in March 2013 with a term to 2021. Issuance of the final Renewal Licence, which will be effective until 2021, is anticipated by Dominion prior to August 2013.

The final licence renewal document may include conditions being imposed relating to discharge quality standards whereby more stringent discharge monitoring programs may be required, or additional treatment steps may need to be implemented to meet discharge criteria. The terms of the Draft Licence already contain revised water quality discharge limits. The Wek’eezhii Land and Water Board’s proposed revised water quality discharge limits are considered by Dominion to reasonably achievable and will not require substantive changes to be made to the existing water management facilities.

20.1.4	Fisheries Act Authorizations

Ekati has four fisheries authorizations (Section 35(2) authorizations for the harmful alteration, disturbance or destruction (HADD) of fish habitat), which permit the mine to alter fish habitat in specified circumstances and one compensation agreement in place:

SCA96021 (with compensation agreement): covers all areas except Sable, Pigeon, Beartooth, and Misery

SCO1111: Covers the Desperation and Carrie Ponds (Misery area)

SC00028: Covers King Pond (Misery area)

SC99037: Covers the Sable, Pigeon and Beartooth areas

20.1.5	Navigable Waters Protection Act Authorizations

Ekati has two Navigable Waters Protection Act Authorizations for structures interfering with navigation (as defined by the Act):

Ekati water works: bridges, crossings, dykes, intakes, disposal: expires 16 December 2021;

Sable, Pigeon, Beartooth water works: intakes, dewatering, dams, jetty, diversions, habitat structure, tailings: expires 17 July 2027.

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20.2	Monitoring Activities and Studies

20.2.1	Water Quality

Water quality has been monitored continuously over the 15 year mine life at 30 different monitoring points (Figure 20-3).

Figure 20-3: Water Quality Monitoring Points

Note: Figure courtesy BHP Billiton, 2011. SNP = Surveillance Network Program; AEMP = Aquatic Effects Monitoring Program

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There is one permitted surface discharge point from the Long Lake Containment Facility to Leslie Lake. Water is typically discharged from July through November and currently meets discharge criteria. Nitrate concentrations have been increasing and although no criterion is set in the Water License, the increasing trend is a concern to the mine and regulators.

Other contact water sources are routed to the Long Lake Containment Facility, or the mined-out Beartooth pit.

Uncontrolled seepage of groundwater from the site is negligible due to shallow soils and a thin active layer which is completely frozen most of the year.

Under the permit, discharge criteria need to be met at the Long Lake Containment Facility discharge point (Koala watershed) and the Sable–Pigeon–Beartooth watershed. A number of monitoring points are showing increases in concentrations of some measures over background, due to discharge from the Long Lake Containment Facility; however, in no instances have the site-specific discharge thresholds been exceeded.

Run-off from waste rock dumps occurs during spring break-up but is unlikely to occur other times of the year due to the dry climate and cold temperatures. Runoff is primarily to ground and not directly to water bodies. Run-off from the Panda dump is largely reports to the Long Lake Containment Facility; run-off from dumps at Fox is managed with frozen core toe berms. Run-off from dumps at Misery is in part collected in ponds and sampled prior to release.

Water from the Misery Pit is pumped (when required) to the King Pond settling facility and then discharged to the environment once discharge criteria have been met.

Dominion has provided all required Surveillance Network Program (SNP) data to the Wek’eezhii Land and Water Board.

20.2.2	Aquatic Effects Monitoring Program

Aquatic effects are monitored every three years at 14 lake and eight stream sites as part of the aquatic effects monitoring program (AEMP). Monitoring evaluates physical, chemical, and biological components of the aquatic ecosystem: hydrology, physical limnology, lake and stream water quality, phytoplankton, zooplankton, sediment quality and lake and stream benthos. Meteorological data are also reported in the AEMP because of their relationship to site hydrology.

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The Koala Watershed contains the majority of the Ekati infrastructure including the main camp, the process plant, the Panda, Koala, Koala North, Fox, and Beartooth pits and associated waste rock storage areas, the Long Lake Containment Facility, and the airstrip.

In the Koala Watershed, the aquatic effects monitoring program examines waters downstream of the Long Lake Containment Facility including the Long Lake Containment Facility discharge (SNP station 1616-30), Leslie Lake, Leslie–Moose Stream, Moose Lake, Moose–Nero Stream, Nema Lake, Nema–Martine Stream, Slipper Lake, Slipper–Lac de Gras Stream.

The internal-watershed reference area (Vulture Lake, Vulture-Polar Stream) is located 5 km upstream of the Ekati camp at the north end of the Koala Watershed. Although the Lower Panda diversion channel, Kodiak Lake, and Kodiak–Little Stream are not downstream of the Long Lake Containment Facility, they are monitored and evaluated as part of the aquatic effects monitoring program because of their proximity to mine operations.

Grizzly Lake is the source of potable water for the Ekati main camp, and was added to the aquatic effects monitoring program as an evaluated lake in 2009. The northern bay of Lac de Gras near the inflow from Slipper Lake is also monitored because it is considered to be part of the area that may be influenced by mine activities as the Koala watershed flows into this area of the lake.

The King–Cujo Watershed contains the Misery Camp, Misery pit and associated waste rock storage areas, and the King Pond settling facility. All of the aquatic effects monitoring program sampling locations in the King–Cujo Watershed are within the zone of influence of the mine. In the King–Cujo Watershed, monitored locations include the King Pond settling facility discharge (SNP station 1616-43), Cujo Lake, Cujo Outflow Stream and Christine–Lac du Sauvage Stream. The western part of Lac du Sauvage near the inflow from Christine Lake is also considered to be part of the area that may be influenced by the mine because the King–Cujo Watershed flows into this area of the lake.

The aquatic effects monitoring program sampling also includes two external watershed reference lakes and streams (Nanuq and Counts lakes and their outflows) that are located well away from any mine activities and are outside of the zone of influence of the mine. Nanuq Lake is located in the northeast corner of the Ekati claim block approximately 26 km from the nearest possible mine influence. Counts Lake is located southeast of Ekati Main Camp, approximately halfway between the camp and Misery Lake and is approximately 5 km from the closest reach of Misery Road, which is the nearest possible mine influence for this lake.

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20.2.3	Fish Habitat Compensation Works

As previously noted, Ekati currently operates under five Fisheries Authorizations. These authorizations provide approval to conduct work that results in the harmful alteration, disruption, or destruction (HADD) of fish habitat.

Panda Diversion

Monitoring the Panda diversion channel demonstrated that it continues to be effective in providing fish habitat. It is inhabited by seven fish species (Arctic grayling, burbot, slimy sculpin, lake chub, round whitefish, longnose sucker, and lake trout) and provides valuable spawning and feeding habitat, as well serving as a migration corridor between Kodiak Lake and North Panda Lake.

Nero–Nema Stream Monitoring Program

The Nero–Nema Stream is a short, wide stream that flows from Nero Lake to Nema Lake in the Koala watershed. During the winter of 2002 to 2003, an open-span bridge for the Fox access road was installed over Nero–Nema Stream. The construction of this bridge resulted in a loss of fish habitat, specifically spawning habitat for Arctic grayling. From 2005 to 2007, eight gravel enhancement pads were installed upstream and downstream of the bridge. These gravel enhancement pads were successful and the Fisheries Act Authorisation was fully satisfied with a release issued by the DFO.

20.2.4	Seepage

Seepage is monitored at several locations at each of the four active waste rock dumps. Seepage surveys have been conducted for the past 10 years and reported by SRK Consultants. There have been no environmental compliance issues noted.

20.2.5	Waste Rock and Ore Storage Management Plan

Version 3 of the Waste Rock and Ore Storage Management Plan was submitted to the Wek’èezhìi Land and Water Board in December 2012. The plan incorporates updates of the acid/alkaline rock drainage (ARD) and geochemical characterization and management plan that had been prepared since 2007 as a separate document, such that the waste rock and ore storage management plan is a comprehensive document.

Version 1 of the Wastewater and Processed Kimberlite Management Plan was submitted to the Wek’èezhìi Land and Water Board in July 2010 and was conditionally approved. Version 1.1 of the Wastewater and Processed Kimberlite Management Plan was submitted in August 2010 and approved. The Wastewater and Processed Kimberlite Management Plan was updated as Version 2 in August 2011 and was approved in December 2011. This plan incorporated the Beartooth Pit as an option for processed kimberlite deposition as well as use of the Long Lake Containment Facility at Cell C West and Cell A South. In its approval of the amendment, the Wek’èezhìi Land and Water Board requested a Version 3 of the plan and approved the Version 3 plan on December 8, 2012.

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Annual reports on the ongoing waste rock sampling program are prepared for Ekati by SRK. The operational geochemical test results validate the initial characterisation and waste rock management plans.

20.2.6	Hydrocarbon Impacted Materials Management Plan

The Hydrocarbon Impacted Materials Management Plan was approved by the Wek’èezhìi Land and Water Board in June 2007. Dominion supplies annual reports on the plan.

20.2.7	Wildlife Effects Monitoring

A number of valued ecosystem components (VECs) were committed to be monitored as part of Ekati project approval by the Mackenzie Environmental Impact Review Board prior to mine construction. These VECs included caribou, wolves, wolverines, grizzly bears and falcons. A wildlife effects monitoring program is performed each year. Beginning in 2005, and every few years, DNA analyses of wolverine fur obtained through snag traps which catch hair samples without harming the animals has also been conducted in association with GNWT and other mines. The DNA analysis program was expanded to include grizzly bears in 2012.

20.2.8	Revegetation

Ekati has been conducting progressive reclamation at areas no longer part of the mining operation since start-up of mining, and re-vegetation research since 1995, in support of the reclamation goals outlined in the Interim Closure and Reclamation Plan for the mine.

Re-vegetation has been conducted and is assessed at Culvert Camp, Fred’s Channel, Esker South, Old Camp Road, Misery Topsoil Stockpile, Koala Topsoil Stockpile, Fay Bay, and at the Pigeon Stream diversion, and Panda diversion channel.

Re-vegetation research has focused on:

Assessment of potential for vegetation of camp pads and laydown areas;

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Vegetation of fine processed kimberlite at the Long Lake Containment Facility;

Development of reclamation research plans for closure criteria.

20.2.9	Air Quality (AQMP)

The Ekati air quality monitoring program comprises the following components:

Air emissions and greenhouse gas calculations;

Total suspended particulate matter (TSP) measurements through high volume air sampling (HiVol or HVAS);

Continuous ambient air sampling (NOx, SO, TSP and PM2.5);

Snow sampling;

Lichen sampling.

Emissions calculations and high volume air sampling have been conducted yearly since the start of the program, while snow and lichen sampling programs have been conducted every three years. Results from the AQMP suggest that management measures implemented at Ekati are currently effective at mitigating the effects of the mine on air quality.

20.2.10	Geotechnical Inspections

A requirement of the water license is annual independent geotechnical inspections of dams, dykes and water holding facilities at the Ekati Mine. Since construction these inspections have been carried out by EBA Engineering of Yellowknife. No significant issues have been raised.

20.3	Environmental Liabilities

Current environmental liabilities comprise those to be expected of an active mining operation that is exploiting a number of kimberlite pipes, and includes open pits, processing plant, infrastructure buildings, a tailings dam, waste rock storage facilities, and access roads.

20.4	Closure and Reclamation Plan

Version 2.4 of the Ekati Mine Interim Closure and Reclamation Plan was approved by the Wek’eezhii Land and Water Board in November 2011. An annual reclamation update report is provided to the Wek’eezhii Land and Water Board. The next update to the Interim Closure and Reclamation Plan may be required in three years at the Water Board’s discretion.

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The Ekati Diamond Mine is required under Water Licence W2009L2-0001 and the Environmental Agreement to have a closure plan in place for the Ekati mine during active mining operations, and to update that plan on a regular basis and/or when there is a significant change to the Mineral Reserves mine plan. A Final Closure and Reclamation Plan will be required two years prior to mine closure.

The Interim Closure and Reclamation Plan is developed with input from Impact Benefit Agreement communities and regulatory agencies, and incorporates specific reclamation activities and objectives detailed in conformance documents that include water licences, the Environmental Agreement, land use permits, land leases, and fisheries agreements.

Reclamation of the mine site is guided by the reclamation goal to return the Ekati mine site to viable, and wherever practicable, self-sustaining ecosystems that are compatible with a healthy environment, human activities, and the surrounding environment. Closure objectives are used to guide reclamation activities through the use of closure criteria and performance based standards that measure the performance of closure activities in successfully meeting closure objectives.

The Interim Closure and Reclamation Plan includes reclamation research plans that address key uncertainties related to mine closure, such as water quality, wildlife safety and sustainability of vegetation cover. A closure monitoring plan is also in place as a method of observing and tracking the performance of reclamation work against closure criteria. Monitoring programs and schedules are tailored to individual criteria, with identified parameters, methods, evaluation, and response thresholds. Monitoring results indicate when reclamation work has been successful, or if there is a need for further reclamation work.

A Progressive reclamation schedule is included in the Interim Closure and Reclamation Plan for those sites that are no longer required for operations and are available to be progressively reclaimed, prior to the submission of the Final Closure Plan. Reclamation and closure studies currently focus on reclamation research, field trials and engineering designs.

The amount of financial security currently provided to government for closure and reclamation of the Ekati Operation is $126 M. This amount is required jointly under the Water Licence and Pigeon Land Use Permit, which are administered by the Wek’eezhii Land and Water Board, and under the Environmental Agreement, which is administered by Aboriginal Affairs and Northern Development Canada, the Government of the Northwest Territories and Dominion Diamond Corporation.

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Under the Water Licence and Sable Land Use Permit, an additional $4.9 M in reclamation security is required to be provided at least 60 days prior to construction at the Sable open pit. This is in addition to a $20 M guarantee required under the Environmental Agreement and $0.9 M security required under the Fisheries Act Authorizations, both of which are not specifically related to closure and reclamation.

Following from regulatory approval of an update to the Ekati Mine Interim Closure and Reclamation Plan, an updated estimate of reclamation security was provided to the Wek’eezhii Land and Water Board in March 2013. The proposed security estimate in this plan is $225 million for existing development areas and Pigeon, plus an additional $10 million to be provided in future at least 60 days prior to construction at the Sable pit (if constructed). The updated estimate was prepared by Ekati personnel using costs representative of third-party costs.

Regulatory review of the updated security estimate by the Wek’eezhii Land and Water Board and other governmental agencies was initiated in April 2013. The new security requirements will take effect based on final determinations by the Wek’eezhii Land and Water Board, Aboriginal Affairs and Northern Development Canada and the Government of the Northwest Territories.

20.5	Considerations of Social and Community Impacts

20.5.1	Impact Benefit Agreements

As noted in Section 4.3.3, there are four impact benefit agreements concluded with First Nations peoples.

20.5.2	Socio-Economic Agreement

A Socio-Economic Agreement was concluded with the Government of the Northwest Territories, and has been in place since 1996. This agreement addresses the economic benefits and social impacts of the Ekati operation on the Northwest Territories, and establishes northern and northern-aboriginal hiring targets and northern business spend targets. The agreement also provides a vehicle for joint industry-government community training and northern recruitment programs.

20.5.3	Community Development Programs

Dominion provides financial support for projects that support the development of long- term sustainable community initiatives, including:

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Physical projects such as community centres

Cultural programs such as sharing of traditional knowledge

Community social support programs such as women’s transitional housing programs and at-risk youth programs

20.5.4	Traditional Knowledge

Dominion tries to incorporate the use of traditional knowledge in monitoring programs by involving communities in the programs and teaching the environmental staff the traditional way of the land. Currently, several annual visits are paid by Elders and youth to the Ekati mine site.

Dominion holds several traditional knowledge-oriented community outreach events annually:

Community visits;

Cultural workshops at the Ekati mine;

Funding for community programs, like Breakfast for Learning and youth career programs;

Funding for community events such as:

− Cultural program in N’dilo;
− Education programs in Dettah;
− The Tlicho Annual Gathering, the Lutsel K’e Annual Spiritual Gathering, and the
Kugluktuk Annual Fishing Derby.

20.6	Comments on Environmental Studies, Permitting, and Social or Community Impact

In the opinion of the QPs, the permitting, environmental and social licence requirements to operate the Ekati mine are well understood and Mineral Resource and Mineral Reserve estimation can be supported.

Some of the permits granted to Ekati at the start of operations are nearing their expiry dates and must be renewed. In some cases, the legislation under which the permits were granted has been revised, or discharge/emissions standards have altered in the interim. In these instances there is an expectation that renewal of the permits will require modifications to existing practices so as to comply with the permit conditions that may be imposed by the appropriate regulator. While there is a reasonable expectation that the permits will be renewed, additional data collection or supporting studies on discharges/emissions may be required.

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It is possible that future changes in water quality discharge limits or unanticipated future changes in water quality due to processing of kimberlite ore could result in the need for additional water management facilities, such as a water treatment plant. Adaptive management is practiced to alert mine management and regulators of new trends in water quality data, thereby providing adequate time for implementation of preventative actions before environmental impacts or fines would occur.

Various amendments to the Fisheries Act (including the possible inclusion of diamond mines into the Metal Mine Effluent Regulations (MMER)) have been proposed by the Federal Government and these could affect permitting of new projects at the Ekati Mine. As a group, Canadian diamond mines have sought for several years the regulatory certainty provided to other types of mines through Schedule 2 of the MMER. The Schedule 2 process allows for regulatory approval of tailings/processed kimberlite disposal into certain waters that fall under jurisdiction of the Fisheries Act, where this has been demonstrated to be the most reasonable approach. Canadian diamond mines are involved in the current Environment Canada consultation process on proposed changes to the MMER in an attempt to gain this regulatory certainty on the basis of fairness across the mining industry. Failing that, future developments at the Ekati mine may be required to avoid certain approaches to tailings deposition.

The recently-announced regulatory reform of the Canadian Environmental Assessment Act (CEAA) does not affect the Ekati mine because the Mackenzie Valley Resource Management Act supersedes the CEAA in the Northwest Territories.

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21.0	CAPITAL AND OPERATING COSTS

Capital and operating costs are based on the first draft of the FY14 Budget and 5 Year Plan which was based on 4.6 million tonnes of ore being processed annually. Certain general and administrative, camp and travel, powerhouse and maintenance, and sustaining capital costs were reduced to reflect the amount of mining and tonnes processed in the Mineral Reserves mine plan.

The prior operator of Ekati had a financial year ending 30 June. Capital and operating costs are reported on a financial year end date of 30 June, with the six month period of January 2013 to June 2013 shown as 2H 2013.

21.1	Capital Cost Estimates

21.1.1	Basis of Estimate

Capital costs are estimated by project study level, and/or projected infrastructure requirements. The Misery project is in execution with all infrastructure work completed. The majority of Misery’s capital costs for FY14, FY15 and FY16 are pre- production waste stripping costs and fleet equipment. The Pigeon Pit is currently the subject of detailed mining studies and majority of Pigeon’s capital costs for FY14 and FY15 are pre-production waste stripping costs and fleet equipment. The majority of the sustaining capital includes fleet replacement, other than Misery and Pigeon fleet during the pre-production stripping period.

21.1.2	Labour Assumptions

Both Misery and Pigeon projects’ headcount for pre-production waste stripping and project management is based on what was submitted for the FY14 Budget and 5 Year Plan and assumptions and rates used in the FY14 Budget.

21.1.3	Material Costs

Both Misery and Pigeon projects’ material costs are based on drill and blast rates and fleet assumptions submitted for the FY14 Budget and 5 Year Plan.

21.1.4	Contingency

Since the Pigeon capital project is at the stage where advanced mining studies are underway, a 15% contingency factor was applied. The remaining capital to be spent at Misery is for equipment, which has already been ordered, and for pre-stripping where costs are well constrained. Therefore no contingency was applied to the Misery project, nor has it been applied to sustaining capital.

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21.1.5	Mine Capital Costs

In FY14 $15 million is forecast for sustaining mining equipment. For FY15 and annually thereafter only $2 million is forecast annually due to the low amount of surface mining activity. It is assumed that fleet purchased under the Misery and Pigeon projects would be sufficient to take it through the operating periods.

21.1.6	Process Capital Costs

In FY14 $7 million is forecast for sustaining processing equipment such as X-ray upgrades and MMD rock sizer beaker shaft replacements. For FY15, and annually thereafter, only $3 million is forecast annually due to the low amount of processing activity.

21.1.7	Infrastructure Capital Costs

In FY14 $7 million is forecast for sustaining processing equipment such as generator rebuilds, kitchen upgrades and tank farm upgrades. For FY15, and annually thereafter, only $3 million is forecast annually due to the low amount of processing and mining activity.

21.1.8	General and Administrative Capital Costs

In FY14 $1million is forecast for server systems and upgrades. No further general and administrative capital costs are forecast in the Mineral Reserves mine plan.

21.1.9	Owner (Corporate) Capital Costs

No corporate capital costs are included in the Mineral Reserves mine plan.

21.1.10	Sustaining Capital

Underground sustaining costs of $4 million are included in FY14. No further underground sustaining costs will be incurred in the Mineral Reserves mine plan.

21.1.11	Capital Cost Summary

Table 21-1 shows currently estimated sustaining and mine development capital from 2013 onward. The costs shown include estimated contingencies where applicable, but does not include any escalation or risk contingency amounts for unforeseen events. In addition to ongoing equipment replacements and general operational upgrades, sustaining capital will include certain categories of ongoing underground excavation to maintain mining advances to increasing depths.

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Table 21-1 includes costs associated with the development of the Misery and Pigeon pipes. The total current estimated capital cost of developing the Misery pipe is $385 million, consisting largely of mining costs to achieve ore release, and of which $145 million was spent by end of December 2012. The current estimated cost for developing the Pigeon project is $78 million which includes the construction of access roads, fleet and pre-stripping of waste material to prepare the pit for production and contingency.

Table 21-1: Capital Cost Estimate

Year	Developing	Sustaining	Total
	$Millions	$Millions	$Millions
2013H2	33	20	53
2014	125	34	159
2015	129	8	137
2016	32	8	40
2017	—	8	8
2018	—	8	8
2019	—	5	5
Totals	319	91	410

21.2	Operating Cost Estimates

21.2.1	Basis of Estimate

Operating costs are determined using the first draft of the FY14 Budget and 5 Year Plan which was based on 4.6 million tonnes of ore being processed annually. Certain general and administrative, camp and travel, powerhouse and maintenance costs were reduced to reflect the amount of mining and tonnes processed in the Mineral Reserves mine plan.

The operating cost estimate is presented in Table 21-2. In this table, overhead costs include items such as administrative, health and safety, training and camp-related costs. Mining costs include open pit and underground costs. Maintenance and engineering costs include maintenance, support, and communications.

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Table 21-2: Operating Cost Estimate 2014–2019

Operating Costs By Responsibility		FY14	FY15	FY16	FY17	FY18	FY19
Overhead Costs	$M - real	126	86	86	121	119	89
Processing Costs	$M - real	16	8	8	14	16	13
Maintenance & Engineering Services Costs	$M - real	149	61	75	175	166	111
Mining Costs	$M - real	83	54	105	139	90	44
Total Operating Costs	$M - real	374	210	275	450	392	257

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21.2.2	Mine Operating Costs

Direct surface and underground mining costs are based upon the headcount, drill and blast rates and fleet assumptions used in the first draft of the FY14 Budget and on the Mineral Reserves mine plan production schedule.

21.2.3	Process Operating Costs

Direct processing costs are based upon the headcount, reagent consumption rates and consumables assumptions used in the first draft of the FY14 Budget and on the Reserve Plan production schedule. Current processing volumes have the process plant running 24/7. Due to the highly fixed cost nature of the process plant, in FY15 and FY16 the plant is assumed to be running 12/7 only, hence only a reduction in costs by 50% is allocated for those years.

21.2.4	Infrastructure Operating Costs

Infrastructure costs are based upon the headcount and consumables assumptions used in the first draft of the FY14 Budget. For FY15 and FY16, these overhead costs are assumed to be reduced by 50%.

21.2.5	General and Administrative Operating Costs

General and Administrative costs are based upon the headcount and consumables assumptions used in the first draft of the FY14 Budget. For FY15 and FY16, these overheads costs are assumed to be reduced by 50%.

21.2.6	Owner (Corporate) Operating Costs

No corporate operating costs are included in the operating cost forecast.

21.2.7	Operating Cost Summary

Currently estimated life-of-mine operating costs based on Dominion’s operating experience, adjusted to present-day dollar terms are as summarized in Table 21-3. Given the remote location of the Ekati Diamond Mine, a large portion of the operating expenditure is fixed, with the major cost items being labour and fuel (for both power and equipment).

Marketing costs, private royalties and estimated reclamation costs are not included in the Mineral Reserves mine plan totals. These were included as separate line items in the economic analysis.

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Dominion sorts its rough diamonds in Antwerp, Belgium, Toronto, Canada and Mumbai, India and then distributes the resulting sales parcels to its Belgian and Indian subsidiaries for sale. The models are based on production sales revenue (assume that all diamonds are sold in the year of production). Marketing costs that average $17 million per annum are assumed based on Ekati’s recent budget.

The reclamation costs of $435 million were based on Ekati’s closure cost model that includes all activities required by the approved Interim Closure and Reclamation Plan that runs from 2020 to 2036.

Table 21-3: Operating Cost Estimate

FY Year	Direct and Indirect
$Millions
H22013	187
2014	374
2015	210
2016	275
2017	450
2018	392
2019	257
Totals	2,145

21.3	Comments on Capital and Operating Costs

The QPs consider that the information discussed in this section supports the estimation of Mineral Reserves, based on the following:

Capital and operating cost estimates are based on the first draft of the FY14 Budget and 5 Year Plan and the estimated Mineral Reserves reported in Section 15. Because the estimates are based on a draft, there is an expectation that there may be minor changes in the estimates when the budget is finalized; however, this is currently not expected to result in a material change in either the operating or the capital cost assumptions;

The capital costs are estimated by project study level, and/or projected infrastructure requirements;

Mineral Reserves mine plan capital costs are estimated at $319 million of development capital and $91 million of sustaining capital. Misery pipe development is estimated at $385 million, of which $145 million was spent by end of December 2012. Pigeon project development is estimated at $78 million;

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A large portion of the operating expenditure is fixed, with the major cost items being labour and fuel (for both power and equipment);

Direct and indirect operating costs are estimated at $2,145 million in the Mineral Reserves mine plan. Current reclamation costs are estimated at $435 million;

Operating costs can be affected by the duration of the period available for usage of the ice road to bring in supplies, and by changes in fuel prices, as all electricity is generated by diesel on site.

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Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

22.0	ECONOMIC ANALYSIS

The results of the economic analysis to support Mineral Reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this Report include, but are not limited to, statements with respect to future diamond valuations and diamond sales contracts, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new kimberlite pipes, permitting time lines for development of new pipes or treatment of stockpiles, requirements for additional capital, government regulation of mining operations, accidents, labour disputes and other risks of the mining industry, environmental risks, unanticipated reclamation expenses, continuation of the social licence to operate, and title disputes or claims.

Without limiting the generality of the above risk statements, some specific risks can come from changes in parameters as mine and process plans continue to be refined. These include possible variations in Mineral Reserves, grade or recovery rates; geotechnical considerations during mining, including impacts of mud rushes or pit wall failures; failure of plant, equipment or processes to operate as anticipated if granite or clay content of ore increases over the assumptions used in the mine plan; modifications to existing practices so as to comply with any future permit conditions that may be imposed by the appropriate regulator; and delays in obtaining regulatory approvals and lease renewals.

22.1	Methodology Used

To support estimation of Mineral Reserves, Dominion prepared an economic analysis to confirm that the economics based on the Mineral Reserves could repay life-of-mine operating and capital costs. The Ekati Diamond Mine was evaluated on an after-tax, project stand-alone, 100% equity-financed basis at the project level, using diamond valuations as at 31 December 2012 and a 7% discount rate.

22.2	Financial Model Parameters

The model was prepared on a financial year end of June 30th with the six month period of January 2013 to June 2013 shown as 2H 2013. The model figures do not include rough diamond stocks at the mine at the opening of the year.

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22.2.1	Mineral Resource, Mineral Reserve, and Mine Life

The financial analysis is based on Probable Mineral Reserves of 20.6 Mt grading 1 cpt, and a mine life based on those Mineral Reserves of six years, to 2019.

22.2.2	Metallurgical Recoveries

Mineral Reserves are reported at +1.2 mm (diamonds retained on a 1.2 mm slot screen). The current nominal production rate for Ekati main process plant is 13,300 dry tonnes per day.

22.2.3	Operating Costs

The life-of-mine operating cost estimate is $2,145 million. Marketing costs, royalty payments and estimated reclamation costs are included as separate line items to the operating cost estimate in the financial analysis.

22.2.4	Capital Costs

The total Mineral Reserves mine plan sustaining capital and capital cost estimate is $410 million.

22.2.5	Royalties

Two royalties are payable. One is to the Federal Government, the second is payable to a third-party on production from the Misery pipe.

The Federal Government royalty payable is either 13% of the value of output of the mine, or an amount calculated based on a sliding scale of royalty rates dependent upon the value of output of the mine, ranging from 5% for value of output between $10,000 and $5 million to 14% for value of output over $45 million.

The Misery royalty is payable on kimberlite production from the Misery pipe such that C$18.76 per tonne mined and processed is payable on the first 428,390 tonnes, and C$23.42 per tonne mined and processed is payable on the next 544,000 tonnes.

22.2.6	Working Capital

No movements in working capital were incorporated in the financial valuation model such as rough diamond inventory available for sale at valuation date.

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22.2.7	Taxes

The 2013 Federal corporate income tax rate is 15% and the 2013 Northwest Territories corporate income tax rate is 11.5%, for a combined Federal and Territorial tax rate of 26.5%.

22.2.8	Closure Costs and Salvage Value

The amount of financial security currently provided to government for closure and reclamation of the Ekati operation is $126 million. Ekati provided an updated estimate of reclamation security to the Wek’eezhii Land and Water Board in March 2013. The proposed security estimate is $225 million for existing development areas and Pigeon, plus an additional $10 million to be provided in future at least 60 days prior to construction at the Sable open pit.

A total of $435 million is assumed in the financial analysis to cover life-of-mine closure cost expectations out to 2036.

22.2.9	Inflation

Inflation is not considered in the financial analysis.

22.2.10	Diamond Prices

Dominion sorts its rough diamonds in Antwerp, Belgium, Toronto, Canada and Mumbai, India and then distributes the resulting sales parcels to its Belgium and Indian subsidiaries for sale. The models are based on production sales revenue (assume that all diamonds are sold in the year of production).

The diamond price forecast used assumes a 2% annual increase (Real base: 1-Jan- 2013) and is based on BHP Price Book of May 2012 pipe valuations updated to reflect Ekati December 2012 sales results.

Marketing costs are based on Dominion’s recent budget of about $17 million per annum, and are assumed adjusted for reduced production levels and differences in time period. The financial analysis has allocated marketing costs of $93 million over the Mineral Reserves mine plan.

22.3	Financial Results

Results of the financial assessment indicated positive economics until the end of mine life in 2019, and supported Mineral Reserve estimation.

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Over the life of mine outlined in the Mineral Reserves mine plan, assuming a 7% discount rate, the NPV is $335 million. The pre-tax cumulative cashflow is $983 million. Given that the mine is in current production with an immediate positive cash flow, a payback period is not relevant, and the internal rate of return is in excess of 80%. The cashflow analysis over the life-of-mine based on the Mineral Reserves to 2019 is included in Table 22-1.

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Table 22-1: Cashflow Analysis Table (includes post-operational closure costs)

	Item		Mineral Reserve Mine Plan Totals	H2 FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21	FY22	FY23	FY24	FY25	FY26	FY27	FY28	FY29	FY30	FY31	FY32	FY33	FY34	FY35	FY36
Waste mined (Mt)		Total	79.00	6.44	15.72	19.50	17.41	9.98	8.51	1.44
Ore mined	Underground	Koala	5.84	0.14	0.80	1.07	1.19	1.09	0.92	0.62
(Mt)		Koala North	0.29	0.17	0.11	—	—	—	—	—
	Open Pit	Fox	4.66	1.79	2.67	0.19
		Misery	3.03	—	—	—	0.32	1.87	0.84
		Pigeon	6.73	—	—	—	0.23	0.84	2.68	2.98
		Total	20.55	2.11	3.59	1.26	1.75	3.79	4.45	3.60
Grade	Underground	Koala	0.61	0.78	0.62	0.59	0.51	0.55	0.69	0.76
(cpt)		Koala North	0.57	0.58	0.55	—	—	—	—	—
	Open Pit	Fox	0.23	0.29	0.19	0.13	—	—	—	—
		Misery	4.03	—	—	—	3.67	4.11	3.98	—
		Pigeon	0.38	—	—	—	0.38	0.39	0.38	0.38
Processing		Total Tonnes Processed	20.55	2.11	3.59	1.26	1.75	3.79	4.45	3.60
		Total Carats Recovered	19.56	0.74	1.08	0.66	1.88	8.59	5.01	1.61
Revenue	Average Price[1]	US$ / ct	208	427.63	367.25	401.81	216.98	146.42	186.73	304.29	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Exchange Rate[2]	US$ / C$	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
	Cash Inflow	C$ M	4,067	317	396	265	407	1,257	936	489		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Costs	Development Capital	C$ M	319	33	124	129	32	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Sustaining Capital	C$ M	91	20	34	8	8	8	8	5
	Total Operating Costs	C$ M	2,145	187	374	210	275	450	392	257	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Reclamation Costs[3]	C$ M	435	—	1	—	—	—	0	25	148	133	54	10	5	4	7	6	5	6	6	6	6	4	2	2	7
	Marketing Costs[4]	C$ M	93	10	17	8	8	17	17	17	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Cash Outflow	C$ M	3,083	250	549	356	324	475	417	303	148	133	54	10	5	4	7	6	5	6	6	6	6	4	2	2	7
Net Cash Flow before Taxes		C$ M	983	67	(153)	(91)	83	782	519	186	(148)	(133)	(54)	(10)	(5)	(4)	(7)	(6)	(5)	(6)	(6)	(6)	(6)	(4)	(2)	(2)	(7)
Tax[5]	Territorial taxation (13% of pre-tax FCF)[6]	C$ M	213	9	—	—	11	102	67	24	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Federal Taxation (26.5% of post-tax FCF)	C$ M	378	15	—	—	19	180	120	20	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash Flow	Revenue less Costs	C$ M	393	43	-153	-91	53	500	332	119	-148	-133	-54	-10	-5	-4	-7	-6	-5	-6	-6	-6	-6	-4	-2	-2	-7
Net Present Value at 7% discount rate		C$ M	335

Notes to Accompany Cashflow Table
(1)

Value by pipe weighted by production from each pipe. H2 FY13 comprises of first three months actuals plus three months forecast. FY14 and thereafter, revenue is based on all carats produced sold in that period with a 2% real compound annual growth applied to the average price;

(2)	Assumes a constant parity rate through life of mine;
(3)	Detailed closure work plan prior to mine closure includes exit packages for remaining mine employees;
(4)	Marketing costs based on FY14 budgeted diamond sorting and sales costs;
(5)	Tax calculation is illustrative (i.e. applies basic taxes on the year that production and revenue is incurred);
(6)	Territorial taxation is the NWT Mining Royalty.

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22.4	Sensitivity Analysis

The sensitivity of the Ekati Diamond Mine to changes in various parameters is summarized in Table 22-2. Net present value at a 7% real discount rate is used as the indicator to evaluate the impact of varying the diamond prices, the grade, the capital costs, the operating costs and the Canadian/US dollar exchange rate on the Ekati Project economics. For the variables in the sensitivity analysis, a ±10% change was applied.

The analysis demonstrated that the Ekati Diamond Mine is most sensitive to variations in diamond parcel valuations, diamond grades, and foreign exchange fluctuations, less sensitive to fluctuations in operating cost estimates, and least sensitive to changes in the capital cost assumptions.

Table 22-2: Sensitivity Analysis (base case is highlighted)

Parameter	Financial Sensitivity NPV ($Million)
	- 10% Change	Base Case	+ 10% Change
Price
	109	335	562
Grade
	109	335	562
Capital Costs
	401	335	362
Operating Costs
	527	335	224
US$/C$ Foreign Exchange Rate	109	335	562

22.5	Comments on Economic Analysis

Based on the assumptions detailed in the financial analysis, the Ekati Diamond Mine demonstrates positive economics over the life-of mine.

Mineral Resources that are not included in the current mine plan as no Mineral Reserves have yet been estimated include Jay, Lynx, Sable, a portion of Koala underground, and Fox Deep.

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Jay is considered the most significant prospect due its large size and high grade (36.2 Mt of Indicated Mineral Resources at an average grade of 2.2 cpt) and represents upside potential for the operation. A pre-feasibility study for Jay has not been initiated to date. The Jay pipe deposit is located within the Buffer Zone Joint Venture property beneath Lac du Sauvage, a moderate sized lake north of Lac de Gras, and is approximately 1.2 km from the shoreline. The area and shoreline close to the Jay deposit is undeveloped except for the Misery pit and related infrastructure (approximately 7 km to the southeast) and the main Ekati mine infrastructure located approximately 30 km to the northwest.

The Misery satellite pipes and the coarse tailings, along with the Jay, Lynx, Sable and Fox deep Mineral Resources represent future plant feed upside potential, and some or all of this mineralization may be able to be incorporated in the life-of-mine plan once sufficient additional work has been undertaken to support estimation of higher-confidence Mineral Resources and eventual conversion to Mineral Reserves. There is also potential to treat low-grade stockpiles, primarily derived from open pit mining at the Fox kimberlite if the grades in the stockpiles can be demonstrated to be economic.

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23.0	ADJACENT PROPERTIES

There are no adjacent properties that are relevant to this Report.

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24.0	OTHER RELEVANT DATA AND INFORMATION

There are no additional data that are relevant to this Report.

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25.0	INTERPRETATION AND CONCLUSIONS

The QPs, as authors of this Report, have reviewed the data for the Ekati Diamond Mine and have made the following conclusions and interpretations.

25.1	Mineral Tenure and Royalties

Mineral tenure is held under two joint venture agreements. All mining leases were legally surveyed by licensed surveyors. Annual lease payment requirements have been met as required.

Two royalties are payable. One is to the Federal Government, the second is payable to a third-party on production from the Misery pipe.

25.2	Permits

Within the Ekati mineral leases, there are eight surface leases, which provide tenure for operational infrastructure. All mine project developments are within these surface leases. Section 10 of the Territorial Lands Regulations provides for the renewal of these surface leases for a further 30 year term with appropriate negotiation and consultation with First Nations communities.

There are three granted Type A land-use permits. There is a reasonable expectation that with appropriate negotiation, the permits can be reissued in 2014.

An exploration Land Use Permit is required to conduct exploration activities on the mining leases. The previous Land Use Permit was allowed to expire in October 2009, therefore a new Land Use Permit would be required before any exploration work could resume on the mineral leases.

Dominion is also a joint holder of three surface leases, one licence of occupation and one Land Use Permit for the winter road. These permits are jointly held with Diavik Diamond Mines and DeBeers Canada Inc. and are managed by a Winter Road Joint Venture.

Ekati has two Navigable Waters Protection Act Authorizations for structures interfering with navigation and holds four fisheries authorizations which permit the mine to alter fish habitat in specified circumstances.

Dominion currently holds one Water Licence. Issuance of the final Renewal Licence, which will be effective until 2021, is anticipated by Dominion prior to August 2013. The final licence renewal document may include conditions being imposed relating to discharge quality standards whereby more stringent discharge monitoring programs may be required, or additional treatment steps may need to be implemented to meet discharge criteria.

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Some of the permits granted to Ekati at the start of operations are nearing their expiry dates and must be renewed. In some cases, the legislation under which the permits were granted has been revised, or discharge/emissions standards have altered in the interim. In these instances there is an expectation that renewal of the permits will require modifications to existing practices so as to comply with the permit conditions that may be imposed by the appropriate regulator. While there is a reasonable expectation that the permits will be renewed, additional data collection or supporting studies on discharges/emissions may be required.

25.3	Environment and Social Licence

Dominion operates Ekati under an Environmental Agreement with the Government of Canada and the Government of the Northwest Territories that was concluded in 1997. The agreement is binding over the life-of-mine.

A number of environmental monitoring programs are in place, and include ongoing assessments of water quality, aquatic effects, fish habitat, fish habitat remediation, seepage, acid-rock drainage and metals leaching, wildlife effects, re-vegetation, air quality, and geotechnical effects.

The Interim Closure and Reclamation Plan was approved by the Wek’eezhii Land and Water Board in November 2011, and the next update to the ICRP may be required in three years at the Water Board’s discretion. A Final Closure and Reclamation Plan is required two years prior to mine closure. Closure provisions are appropriately considered, based on current permitting requirements and conditions.

Dominion has sufficiently addressed the environmental impact of the operation, and subsequent closure and remediation requirements that Mineral Resources and Mineral Reserves can be estimated, and that the mine plan is appropriate and achievable. Monitoring programs are in place.

The mine currently holds the appropriate social licenses to operate. Impact and Benefit Agreements were concluded with four aboriginal communities.

25.4	Geology and Mineralization

The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different pipes is sufficient to support estimation of Mineral Resources and Mineral Reserves. The geological knowledge of the pipes is also considered sufficiently acceptable to reliably inform mine planning.

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The mineralization style and setting is well understood and can support estimation of Mineral Resources and Mineral Reserves. The kimberlite pipes in the Ekati Project area display most of the typical features of kimberlite pipes. They are mostly small pipe-like bodies (surface area mostly <3 ha but up to 20 ha) that typically extend to projected depths of 400–600 m below the current land surface.

25.5	Exploration

The exploration programs completed to date are appropriate to the style of the deposit and prospects. The research work supports Dominion’s genetic and affinity interpretations for the deposits.

25.6	Drilling

Core drilling is used to define the pipe contacts, wall-rock conditions, and internal geology but is not used for grade estimation. Core drilling is also used to obtain geotechnical and hydrogeological data. Diamonds for grade estimation and valuation are obtained by RC drilling and/or by bulk sampling in underground or open pit mines.

The quantity and quality of the lithological, geotechnical, density, collar and down hole survey data collected in the drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

25.7	Sampling

The density and spatial distribution of RC drill holes between pipes varies considerably and depends on a number of factors including pipe size, geologic complexity and grade characteristics relative to economic cut-offs.

Sampling methods are acceptable, meet industry-standard practices for diamond operations, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

Sampling error has the potential to cause over- or under-estimation of diamond grade. For both RC and drift bulk samples, it is typically not possible to measure fundamental grade sample error (e.g. check assays) as the entire sample is processed. The QPs consider that the precision of the diamond weight estimates is high because concentrates are double picked by different qualified sorters and audits are undertaken on the double picked concentrates.

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The quality of the analytical data is reliable and sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

25.8	Quality Assurance, Quality Control, and Data Verification

Regular data verification programs have been undertaken on the data collected from the Ekati mine. Findings of these programs acceptably support the geological interpretations and the database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

25.9	Metallurgical Test Work

Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities, and the tests performed were appropriate to the various kimberlite domains.

Industry-standard studies were performed as part of process development and initial plant design. Subsequent production experience and focused investigations have guided plant expansions and process changes. Recovery estimates are based on appropriate metallurgical testwork and confirmed with production data, and are appropriate to the partition curves for the various kimberlite domains.

The major element that can affect process plant performance is the presence of granite xenoliths in the plant feed. Typically, granite-containing feed is limited to 10% of the process throughput. Feed with a high clay content can also result in poorer plant performance. Development of the Pigeon kimberlite will require careful attention to the quantities of sediments/fines and heavy mineral content in the plant feed.

25.10	Mineral Resource and Mineral Reserve Estimates

Mineral Resources were initially reported using the 2004 JORC Code and then reconciled to the 2010 CIM Definition Standards. Mineral Resources take into account geologic, mining, processing and economic constraints, and have been defined within a conceptual stope design or a conceptual open pit shell. Depletion has been included in the estimates. No Measured Mineral Resources are reported.

Mineral Reserves are reported using the 2010 CIM Definition Standards. Mineral Reserves were estimated for the Koala, Koala North, Fox, Misery and Pigeon pipes, and for stockpile materials.

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Factors which may affect the Mineral Resource estimates include: diamond book price and valuation assumptions; changes to the assumptions used to estimate diamond carat content, block cave designs, open pit designs, geotechnical, mining and process plant recovery assumptions, and the effect of different sample-support sizes between RC drilling and underground sampling.

Additional factors which may affect the Mineral Reserve estimates include appropriate dilution control being able to be maintained, changes to capital and operating cost estimates, in particular to fuel cost assumptions, and variations to the permitting, operating or social license regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals.

25.11	Mining Recovery

Underground and open pit mine plans are appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrogeological, mining and processing information on the Ekati mine. The predicted mine life to 2019 is achievable based on the projected annual production rate and the Mineral Reserves estimated. There is project upside potential if some or all of the mineralization that is in Mineral Resources that has not been converted to Mineral Reserves can be demonstrated with appropriate studies to support such conversion.

Production forecasts are achievable with the current equipment and plant; replacements have been acceptably scheduled. The equipment and infrastructure requirements required for life-of-mine operations are well understood. Conventional mining equipment is used to support the mining activities. The fleet requirements are appropriate to the planned production rate and methods outlined in the Mineral Reserves mine plan.

25.12	Process Recovery

The Ekati process plant has a capacity of 15,500 tpd; the current and budgeted operating rate is 12,850 dmt.

The process plant is operational, and there is 15 years of production history that allows for a reasonable assessment of plant performance in a production setting. There are no data or assumptions in the Mineral Reserves mine plan that are significantly different from previous plant operating experience, previous production throughputs and recoveries, or the Ekati mine background history.

The metallurgical process is conventional for the diamond industry. HMS and X-ray are the primary methods of extracting diamonds from processed kimberlite.

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The current process facilities are appropriate, and the existing process facilities will support the current life-of-mine plan.

As there are a number of kimberlite sources being treated, the plant will produce variations in recovery due to changes in kimberlite type and domains being processed. These variations are expected to trend to the forecast recovery value for quarterly or longer reporting periods. Granite, clay and tramp metal can cause issues with plant performance.

Reagent consumptions and process conditions are based on both test work and production data. The Mineral Reserves mine plan operating costs associated with these factors is considered appropriate given the nature of the kimberlites to be processed.

25.13	Infrastructure

Ekati is an operating mine and key infrastructure on site includes the open pits, underground mines, sample and process plants, waste rock storage and tailings storage facilities, buildings (mobile and permanent), pipelines, pump stations, electrical systems, quarry site, camp pads and laydowns, ore storage pads, roads, culverts and bridges, airstrip, helipad, and mobile equipment.

Three of the Long Lake Containment Facility containment cells will be full by 2014; additional capacity will be provided by a combination of extension of two of these cells, raising one of the dikes. In addition, the mined-out Beartooth pit has been used since late 2012 for containment. The containment cell expansions and Beartooth pit will provide capacity to 2019 with the mined-out Panda, Koala and Fox pits available to provide additional capacity beyond that date if required.

The existing infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are sufficiently well-established, or the requirements to establish such, are well understood by Dominion, and can support the estimation of Mineral Resources and Mineral Reserves and the Mineral Reserves mine plan.

25.14	Markets

The pricing forecasts are based on assumptions provided by Dominion’s marketing group and represent a best estimate, given there exists no forward market for rough diamonds to provide external long run pricing trends. Forecasts are considered acceptable to support the Mineral Reserves and Mineral Reserves mine plan assumptions.

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25.15	Capital and Operating Costs

The operating and capital cost estimates are appropriate to the estimated Mineral Reserves and Mineral Reserves mine plan assumptions.

25.16	Economic Analysis

Using the assumptions detailed in this Report, the Ekati Diamond Mine has positive economics until the end of the mine life documented in the Mineral Reserves mine plan, which supports Mineral Reserve estimation.

The results of a sensitivity analysis demonstrate that the Mineral Reserve estimates are most sensitive to variations in diamond parcel valuations, diamond grades, and foreign exchange fluctuations, less sensitive to fluctuations in operating cost estimates, and least sensitive to changes in the capital cost assumptions.

25.17	Conclusions

In the opinion of the QPs, the Ekati Project that is outlined in this Report has met its objectives.

Mineral Resources and Mineral Reserves have been estimated, a mine has been constructed, mining and milling operations are performing as expected, and reconciliation between mine production and the Mineral Resource model is acceptable. This indicates the data supporting the Mineral Resource and Mineral Reserve estimates were appropriately collected, evaluated and estimated, and the original objective of identifying mineralization that could support mining operations has been achieved.

The Ekati Diamond Mine retains upside potential for mine-life extensions. The Misery satellite pipes and the coarse tailings, together with the Jay, Lynx, Sable and Fox deep Mineral Resources represent future plant feed upside potential, and some or all of this mineralization may be able to be incorporated in the life-of-mine plan once sufficient additional work has been undertaken to support estimation of higher-confidence Mineral Resources and eventual conversion to Mineral Reserves. There is also potential to treat low-grade stockpiles, primarily derived from open pit mining at the Fox kimberlite if the grades in the stockpiles can be demonstrated to be economic.

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25.18	Risks and Opportunities

The Ekati mine is a long-established operation with a clear understanding of challenges facing Dominion in exploiting the kimberlite pipes. The following risks and opportunities are noted.

25.18.1	Risks

Risks that can affect the mining operations, mine plan, recovery, environmental, social licence and permitting assumptions and therefore the Mineral Reserve estimates include mud rushes and geotechnical conditions that could cause pit wall failures, diamond pricing forecasts, fuel prices, environmental compliance requirements that may become cost or permit prohibitive, and non-renewal of surface leases or permits.

25.18.2	Opportunities

The Fox low-grade stockpiles are classified as Inferred Mineral Resources despite the fact that the low-grade kimberlite was grade sampled by RC drilling on a grid prior to mining, and was tracked as mined, however, the exact dump locations for each truckload on the stockpiles was not recorded. This material represents future upside potential if the some or all of the mineralization can be converted to Indicated Mineral Resources with additional sampling and studies.

The Misery Southwest Extension and Misery South pipes are located adjacent the Main Misery pipe. The majority of the area of the Misery Southwest Extension and Misery South pipe lie within the extents of pre-stripping required to access the Misery Main pipe. A large quantity (>200,000 tonnes) was excavated from the Misery Southwest Extension and was blend processed through the main process plant during the final stages of the initial open pit mine at Misery. Grade estimation was completed by reconciliation of the carats recovered during this blend trial. There is RC grade data available for the Misery South pipe. However, it is currently considered inadequate to support Mineral Resource classification. The mine plan assumes that this kimberlite material will be stockpiled separately from the pre-strip and waste materials, and represents future upside potential if the some or all of the mineralization can be converted to Indicated Mineral Resources with additional grade sampling and geostatistical/geological evaluation.

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26.0	RECOMMENDATIONS

A two-phase work program has been outlined. The first phase relates to operational and closure considerations, whereas the second phase is based on completion of technical studies on the kimberlite pipes with Mineral Resources that are considered to show the most potential to extend mine life if Mineral Reserves can be estimated. The programs can be conducted concurrently, and are independent of each other.

26.1	Phase 1

Metallurgical tests are required on the coarse tailings material to provide sufficient data on grade and processing characteristics to enable conversion of some or all of the material to Mineral Resources and to consider for future inclusion of the material into any updated mine plan. The tests will be carried out using the main process plant and costs are estimated at $200,000 to $300,000.

Bulk sample testing of the Misery satellite deposits using the Ekati sample plant is required as the pre-strip advances and the kimberlites are exposed. Additionally, drilling programs are recommended to obtain grade data at depth for the Misery SW and Misery South pipes. This additional work is recommended to provide sufficient data on grade to allow for Mineral Resource estimation and eventual conversion of some or all of the material to Mineral Reserves, and incorporation of the material into any updated mine plan. These tests and the drill program are estimated at between $1 M and $3 M, depending on the number of holes needed in the drilling program.

A comprehensive series of reclamation research studies are underway to resolve uncertainties in closure and reclamation methods. The studies are designed to enable the development of a Final Closure and Reclamation Plan two years prior to closure, as required by the Water Licence. This work is estimated at $200,000 to $400,000.

Process improvement tasks are recommended to assist in the management of potential mud rush events in Koala Underground:

To formalise the existing process it is recommended that an Underground Water Management Plan is developed and approved;

To control the cave performance it is recommended that a compliance metric is produced for the draw control plan. The draw control plan assists in even draw of the cave and mass material movement.

This work is estimated at $100,000 to $150,000.

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For Fox open pit it is recommended that the rate of mining is reviewed to determine if an increase in extraction rate is necessary such that the exposure time is reduced. This work is estimated at $50,000 to $100,000.

26.2	Phase 2

Internal, conceptual engineering and technical studies should be undertaken to evaluate the practicability and economics of mining the Jay kimberlite pipe. This study is estimated at $1–1.5 M.

If the study is positive, Dominion will need to undertake additional work to determine future permit, environmental, social, mining, and other modifying factors such that Mineral Reserves could be estimated for the Jay pipe, and the mineralization incorporated in an updated mine plan.

Desktop studies are recommended to re-assess the viability and plan for the Lynx and Sable pipes, the deep extent of the Fox pipe, and the mineralization not included in Mineral Reserves at Koala underground to support eventual conversion to Mineral Reserves and inclusion of the material in any updated mine plan. These studies are estimated at between $200,000–$300,000 each.

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27.0	REFERENCES

27.1	Bibliography

BHP Billiton Canada Inc., 2006: Ekati Diamond Mine Koala Underground Feasibility Study Section 5.1. ; unpublished internal report.

BHP Billiton Canada Inc., 2009: Review of Effluent Quality Criteria for the Sable Site: unpublished supporting information prepared for submission to the Wek’eezhii Land and Water Board on Renewal of Water Licence MV2001L2-0008.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003a: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003b: Guidelines for the Reporting of Diamond Exploration Results – Final: CIM Standing Committee, Canadian Institute of Mining, Metallurgy and Petroleum, posted to http://www.cim.org/committees/diamond_exploration_final.pdf, 6 p.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 2010, http://www.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010. pdf.

Canadian Securities Administrators (CSA), 2011: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Carlson, J., 2010: FY10 Diamond Value Dossiers, in: Ekati Diamond Mine Resource Development Plan (RDP) FY10: unpublished internal BHP Billiton report.

Carlson, J.A., Kirkley, M.B., Ashley, R.M., Moore, R.O., and Kolebaba, M.R. 1995: Geology and Exploration of Kimberlites on the BHP / Dia Met Claims, Lac de Gras Region, Northwest Territories, Canada: Sixth International Kimberlite Conference, Novosibirsk, Extended Abstracts, pp. 98–100.

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Carlson, J.A., Kirkley, M.B., Thomas, E.M., and Hillier, W.D., 1998: Recent Canadian Kimberlite Discoveries: Seventh International Kimberlite Conference, Cape Town, v. 1, pp. 81–89.

Cartigny P., Farquhar J., Thomassot E., Harris J.W., Wing B., Masterson A., McKeegan K., Stachel T., 2009: A Mantle Origin for Paleoarchean Peridotitic Diamonds from the Panda Kimberlite, Slave Craton: Evidence from 13C-, 15N-and 33,34S-Stable Isotope Systematics: Lithos, v. 112(S 2). pp. 852–864.

Cookenboo, H.O. and Grütter, H.S., 2010: Mantle-Derived Indicator Mineral Compositions As Applied To Diamond Exploration: Geochemistry: Exploration, Environment Analysis, v. 10, pp. 81–95.

Crawford, B.A., Hetman, C.H., Nowicki, T., Baumgartner, M. and Harrison, S., 2009: The Geology and Emplacement of the Pigeon Kimberlite, Ekati Diamond Mine, Northwest Territories, Canada: Lithos, v. 112S, pp. 501–512.

Creaser, R.A., Grutter, H., Carlson, J. and Crawford, C., 2004: Macrocrystal Phlogopite Rb-Sr Dates for the Ekati Property Kimberlites, Slave Province, Canada: Evidence For Multiple Intrusive Episodes in the Paleocene and Eocene: Lithos, v. 76, pp. 399–414.

Dyck, D.R., Oshust, P.A., Carlson, J.A., Nowicki, T.E. and Mullins, M.P., 2004: Effective Resource Estimates for Primary Diamond Deposits of the Ekati Diamond Mine, Canada: Lithos, v. 76, pp. 317–335.

Fedortchouk Y., Matveev S., Carlson J.A., 2010: H2O and CO2 in Kimberlitic Fluid As Recorded By Diamonds And Olivines In Several Ekati Diamond Mine kimberlites, Northwest Territories, Canada: Earth and Planetary Science Letters, v. 289, pp. 549–559.

Field, M. and Scott Smith, B.H, 1999: Contrasting Geology And Near-Surface Emplacement Of Kimberlite Pipes In Southern Africa and Canada: in: Proceedings of the Seventh International Kimberlite Conference, Cape Town, 1999, pp. 214–237.

Fipke, C.E., Dummett, H.T., Moore, R.O., Carlson, J.A., Ashley, R.M., Gurney, J.J., and Kirkley, M.B. 1995: History of the Discovery of Diamondiferous Kimberlite in the Northwest Territories, Canada: Sixth International Kimberlite Conference, Novosibirsk, Extended Abstracts, p. 158–160.

Foley, S., Aulbach, S., Brey, G., Grutter, H., Hofer, H., Jacob, D., Lorenz, F., Stachel, T. and Woodland, A., 2009: Ninth International Kimberlite Conference Proceedings: Lithos, v.112 (two volumes).

Gurney, J.J., 1989: Diamonds: in: Ross, J., Jaques, A.L., Ferguson, J., Green, D.H., O'Reilly, S.Y., Danchin, R.V. and Janse, A.J.A., eds: Kimberlites and Related Rocks, Proceedings of the Fourth International Kimberlite Conference, Geological Society of Australia, Sydney, N.S.W., Australia, pp. 935–965.

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Gurney, J.J., Hildebrand, P.H., Carlson, J.C., Fedortchouk, Y. and Dyck, D.R., 2004: The Morphological Characteristics of Diamonds from the Ekati Property, Northwest Territories, Canada: Lithos, v. 76, pp. 21–38.

Harrison, S., 2011: Ekati Diamond Mine Resource Development Plan (RDP): unpublished internal BHP Billiton report.

Harrison, S., Leuangthong, Oy, Crawford, B. and Oshust, P., 2009: Uncertainty-based Grade Modelling of Kimberlite: A Case Study of the Jay Kimberlite Pipe, Ekati Diamond Mine, Canada: Lithos, v. 112S, pp. 73–82.

Harrison, S., Woodward, R., and Barros, N., 2011: June 2011 Mineral Resource and Ore Reserve Competent Persons Report, Ekati Diamond Mine, BHP Billiton: unpublished internal BHP Billiton report, dated June 30, 2012.

Harrison, S., Woodward R., and Barros N., 2012: June 2012 Mineral Resource and Ore Reserve Competent Persons Report, Ekati Diamond Mine, BHP Billiton: unpublished internal BHP Billiton report dated June 30, 2012.

Helmstaedt, 2002. Bedrock Geology of the EkatiTM Property: unpublished MSC02/10R, Mineral Services Canada Consulting Report prepared for BHP Billiton.

Heaman, L.M., Kjarsgaard, B.A. and Creaser, R.A., 2004: The Temporal Evolution of North American Kimberlites: Lithos, v. 76, pp. 377–397.

Jakubec, J., Long, L., Nowicki, T., and Dyck, D., 2004: Underground Geotechnical Investigations at Ekati Mine – Koala North: Case Study: Lithos, v. 76, pp. 337–345.

Kirkley, M., 1994: Regional and Local Geology of the Lac de Gras Kimberlite Region and the BHP/DIAMET Kimberlite Pipes: unpublished BHP report prepared for RESCAN Environmental Services Ltd, 18 p.

Kjarsgaard, B.A., 2001: Lac de Gras Kimberlite Field, Slave Province, 1:250,000 Geology Map and Descriptive Notes: Geological Survey of Canada Open File 3238.

Kjarsgaard, B.A., 2007a: Kimberlite Pipe Models: Significance for Exploration: in Proceedings of Exploration 07: Fifth Decennial International Conference on Mineral Exploration, ed. B. Milkereit: pp. 667–677.

Kjarsgaard, B.A. 2007b: Kimberlite Diamond Deposits: in Mineral Deposits of Canada: A Synthesis of Major Deposit-types, District Metallogeny, The Evolution of Geological Provinces, and Exploration Methods, ed. W.D. Goodfellow, Special Publication 5, Mineral Deposits Division, Geological Association of Canada, pp. 245–272.

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Kjarsgaard, B.A., Jacob, Z.J., and Spark, R.S., 1999: Preliminary Geology, Exeter Lake, 76D/15, Northwest Territories: Geological Survey of Canada Open File Map 3702, scale 1:50,000.

Kjarsgaard, B.A., Spark, R.N., and Jacob, Z.J., 1994a: Preliminary Geology, Koala, 76D/10, Northwest Territories: Geological Survey of Canada Open File Map 2966, scale 1:50,000.

Kjarsgaard, B.A., Spark, R.N., and Jacob, Z.J., 1994b: Preliminary Geology, Ursula Lake, 76D/16, Northwest Territories: Geological Survey of Canada Open File Map 2967, scale 1:50,000.

Leuangthong, O., and Deutsch, C.V., 2003: Stepwise Conditional Transformation for Simulation of Multiple Variables: Mathematical Geology, Vol. 35, No. 2, p. 155–171.

Levinson, A.A., Gurney, J.J., and Kirkley, M.B., 2002: Diamond Sources and Production: Past, Present, and Future: Gems and Gemology, Winter 2002, pp. 234–254.

Lockhart, G., Grutter, H., and Carlson, J., 2004: Temporal, Geomagnetic and Related Attributes Of Kimberlite Magmatism at Ekati, Northwest Territories, Canada: Lithos, v. 76, pp. 665–682.

Lorenz, V., Zimanowski, B., Buttner, R. and Kurszlaukis, S., 1999: Formation of Kimberlite Diatremes by Explosive Interaction of Kimberlite Magma with Groundwater: Field and Experimental Aspects: in: Proceedings of the Seventh International Kimberlite Conference, Cape Town, 1999, pp. 522–528.

Macnae, J., 1995: Applications of Geophysics for the Detection and Exploration of Kimberlites and Lamproites: Journal of Geochemical Exploration, v. 53, pp. 213–243.

Menzies, A., Westerlund, K., Grutter, H., Gurney, J., Carlson, J., Fung, A., and Nowicki, T., 2004: Peridotitic Mantle Xenoliths from Kimberlites on the Ekati Diamond Mine property, N.W.T., Canada: Major Element Compositions and Implications for the Lithosphere beneath the Central Slave Craton: Lithos, v. 76, pp. 395–412.

Mineral Services Canada, 2013: Description of Kimberlite Diamond Deposits: unpublished memorandum prepared by Mineral Services Canada for Dominion Diamond Corp., 13 May, 2013.

Mitchell R.H., 1986: Kimberlites: Mineralogy, Geochemistry and Petrology: Plenum Press, New York, 442 p.

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Mitchell, R. H., 1995: Kimberlites, Orangeites, and Related Rocks: New York, Plenum Press, 410 p.

Mitchell, R.H., Grutter, H.S., Heaman, L.M., Scott Smith, B.H., and Stachel, T., 2004: Eighth International Kimberlite Conference Selected Papers: Lithos, v. 76 (two volumes).

Nassichuk, W.W., and Dyck, D.R., 1998: Fossils Recovered From Kimberlite Pipes in the Lac de Gras Field, Slave Province, Northwest Canada: Geological Implications: Seventh International Kimberlite Conference, Cape Town, Extended Abstracts, pp. 612–614.

Nowicki, T., Carlson, J., Crawford, B., Lockhart, G., Oshust, P., and Dyck, D., 2003: Field Guide to the Ekati Diamond Mine: in: Slave Province and Northern Alberta Field Trip Guidebook, ed. B.A. Kjarsgaard, pp. 39–59.

Nowicki, T., Crawford, B., Dyck, D., Carlson, J., McElroy, R., Oshust, P., and Helmstaedt, H., 2004: The Geology of Kimberlite Pipes of the Ekati property, Northwest Territories, Canada: in: Mitchell, R.H., et al. eds, Eighth International Kimberlite Conference Selected Papers, Vol. 1, pp. 1–17.

Nowicki, T.E., Moore, R.O.M., Gurney, J.J. and Baumgartner, M.B., 2007: Diamonds and Associated Heavy Minerals In Kimberlite: A Review Of Key Concepts And Applications. in: Mange, M.A and Wright, D.T. eds. Developments in Sedimentology, v. 58, p. 1235-1267, Elsevier.

Nowicki, T.E., Porritt, L., Crawford, B., and Kjarsgaard, B., 2008: Geochemical Trends in Kimberlites of the Ekati Property, Northwest Territories, Canada: Insights on Volcanic and Resedimentation Processes: Journal of Volcanology and Geothermal Research, v. 174, pp. 117–127.

Rollo, H.A., 2003: Processed Kimberlite – Water Interactions in Diamond Mine Waste, Ekati Diamond Mine, NWT, Canada: unpublished MSc. thesis submitted to Department of Geological Sciences and Geological Engineering at Queen’s University.

Rombouts, L., 1995: Sampling and Statistical Evaluation of Diamond Deposits: Journal of Geochemical Exploration, v. 53, pp. 351–367.

Russell, J.K., Porritt, L.A., Lavallée, Y., and Dingwell, B., 2012: Kimberlite Ascent By Assimilation-Fuelled Buoyancy: Nature, v. 481, pp. 352–357.

Porritt, L.A., Cas, R.A.F., and Crawford, B.B., 2008: In-Vent Column Collapse as an Alternative Model For Massive Volcaniclastic Kimberlite Emplacement: An Example from the Fox Kimberlite, Ekati Diamond Mine, NWT, Canada: Journal of Volcanology and Geothermal Research, v. 174, pp. 90–102.

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Scott Smith, B.H., and Smith, C.S., 2009: The Economic Implications Of Kimberlite Emplacement: Lithos, v. 112S, pp. 10–22.

Skinner, E.M.W., and Marsh, J.S., 2004: Distinct Kimberlite Pipe Classes with Contrasting Eruption Processes: Lithos, v. 76, pp. 183–200.

Sparks, R.S.J., Baker, L., Brown, R.J., Field, M., Schumacher, J., Stripp, G., and Walters, A.L., 2006: Dynamics of Kimberlite Volcanism: Journal of Volcanology and Geothermal Research, v. 155, p.18–48.

Stasiuk, L.D., Sweet, A.R., and Issler, D.R., 2006: Reconstruction of Burial History Of Eroded Mesozoic Strata Using Kimberlite Shale Xenoliths, Volcaniclastic And Crater Facies, Northwest Territories, Canada: International Journal of Coal Geology, v. 65, pp. 129–145.

Tappe, S., Pearson, G.D., Kjarsgaard, B.A., Nowell, G., and Dowall, D., 2013: Mantle Transition Zone Input to Kimberlite Magmatism near a Subduction Zone: Origin of Anomalous Nd–Hf Isotope Systematic at Lac de Gras, Canada: Earth and Planetary Science Letters, 2013.

Tappert R., Stachel T., Harris J.W., Shimizu, N., and Brey G.P., 2005: Mineral Inclusions in Diamonds from the Panda Kimberlite, Slave Province, Canada: European Journal of Mineralogy v. 17, pp. 423–440.

Thompson, P. H., and Kerswill, J. A., 1994: Preliminary Geology of the Winter Lake -Lac de Gras area, District of MacKenzie, Northwest Territories: Geological Survey of Canada Open File Map 2740 (revised), scale 1:250,000.

Thurstun, D, 2011: Ekati Diamond Mine FY12 5 Year Plan (5YP): unpublished internal BHP Billiton report.

Thurstun, D., 2012. Ekati Diamond Mine Life of Asset Plan (LOA): unpublished internal BHP Billiton report.

Westerlund K.J., Shirey S.B., Richardson S.H., Carlson R.W., Gurney J.J., and Harris J.W., 2006: A Subduction Wedge Origin for Paleoarchean Peridotitic Diamonds and Harzburgites from the Panda Kimberlite, Slave Craton: Evidence from Re–Os Isotope Systematics: Contributions to Mineralogy and Petrology, v. 152, pp. 275–294.

Wright, K.-J., 1999: Possible Structural Controls of Kimberlites in the Lac de Gras Region, Central Slave Province, Northwest Territories, Canada: unpublished MSc thesis, Queen's University, Kingston, Ontario, 150 p.

Yeates, G., and Hodson, D., 2006: Resource Classification – Keeping the End in Sight: Sixth International Mining Geology Conference, pp. 97–104.

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27.2	Abbreviations and Units of Measure

'	seconds (geographic)
'	foot/feet
"	minutes (geographic)
"	inches
#	number
%	percent
/	per
<	less than
>	greater than
®	registered name
µm	micrometer (micron)
a	annum/ year
AA	atomic absorption spectroscopy
AANDC	Aboriginal Affairs and Northern Development Canada
amsl	metres above mean sea level
ANFO	ammonium nitrate fuel oil
ARD	acid-rock drainage
asl	above sea level
BQ	36.5 mm size core diameter
c.	circa
Capex	capital expenditure
CEAA	Canadian Environmental Assessment Act
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm3	cubic centimeter
cpm[3]	Carats per cubic meter
cpt	carats per tonne
CRM	certified reference material
CST	cleaner scavenger tailings
ct	carat/carats
d	day
d/wk	days per week
DDH	diamond drill hole
DFO	Department of Fisheries and Oceans Canada
dmt	dry metric tonne
dmt	dry metric tonnes
DTC	Diamond Trading Company
EDA	exploratory data analysis
EIS	environmental impact statement
EOM	end of month
EOY	end of year
FAR	fresh air raise
FY	financial year
g	gram
g/cm3	grams per cubic centimeter
g/dmt	grams per dry metric tonne
g/m3	grams per cubic meter
Ga	billion years ago
GNWT	Government of the Northwest Territories
GPS	global positioning system
ha	hectares
HIMS	high intensity magnetic separator
HMS	heavy media separation
HP	horsepower
HPGR	high pressure grinding rolls
HQ	63.5 mm size core diameter
IBA	impact and benefit agreement (s)
ICPMS	inductively-coupled plasma mass spectrometry
ID2	inverse distance weighted to the second power interpolation method
INAC	Indian and Northern Affairs, Canada
ITH	in-the-hole

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JORC	The Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia
K	bulk permeability
kcfm	thousand cubic feet per minute
kg/m3	kilograms per cubic meter
km	kilometer
km2	square kilometers
km3	cubic kilometers
kt/d	thousand tonnes per day
kW	kilowatt
kWh	kilowatt hour
L/s	litres per second
LHD	load–haul-dump unit
M	million
m	meter
m rsl	metres above relative sea level
m3	cubic meter
m3 /hr	cubic meters per hour
m3 /s	cubic metres per second
Ma	million years ago
MACA	Department of Municipal and Community Affairs
Mct/a	million carats per annum (year)
mesh	size based on the number of openings in one inch of screen
mi	mile/miles
MK	magmatic kimberlite
mm	millimeter/millimeters
MPBX	multi-point borehole extensometer
Mt	million tonnes
Mt/a	million tonnes per annum
MVEIRB	Mackenzie Valley Environmental Impact Review Board
MVRMA	Mackenzie Valley Resource Management Act
MW	megawatts
NAD 83	North American Datum of 1983
NAG	net acid generation/net acid generating
NI 43-101	Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”
NQ	47.6 mm size core
NWT	Northwest Territories
º	degrees
ºC	degrees Celsius
OK	ordinary kriging
Opex	operating expenditure
p	passing
P.Eng. or P.E.	Professional Engineer
P.Geol or P.Geo	Professional Geologist
PAG	potentially acid-generating
PGCA	Power Geotechnical Cellular Automata software
pH	measure of the acidity or alkalinity of a solution
ppb	parts per billion
ppm	parts per million
PVK	Primary volcaniclastic kimberlite
QA/QC	quality assurance/quality control
QP	Qualified Person
QQ	quantile-quantile
RAR	return air raise
RC	reverse circulation
RMR	rock mass rating
ROM	run-of-mine
RQD	rock quality designation
RVK	mud-rich, resedimented volcaniclastic kimberlite
SDR	small diamonds recovery
SE	southeast
SG	specific gravity
SGS	sequential Gaussian simulation

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SLC	sub-level cave
SLR	sub-level retreat
SMU	selective mining unit
SSR	slope stability radar
t	metric tonne
t/a	tonnes per annum (tonnes per year)
t/d	tonnes per day
t/h	tonnes per hour
t/m3	tonnes per cubic meter
TBE	tetrabromoethane
TDR	time domain reflectometry
TDS	total dissolved solids
TK	tuffisitic kimberlite
TKB	tuffisitic kimberlite breccia
TM	trademarked name
UC	uniform conditioning
VK	olivine-rich volcaniclastic kimberlite
WHIMS	wet high intensity magnetic separation
wmt	Wet metric tonnes
wt%	weight percent
XRD	X-ray diffraction

27.3	Glossary of Terms

acid rock drainage/ acid mine drainage	Characterized by low pH, high sulfate, and high iron and other metal species.
adit

A passageway or opening driven horizontally into the side of a hill generally for the purpose of exploring or otherwise opening a mineral deposit. An adit is open to the atmosphere at one end, a tunnel at both ends.

adjacent property

A property in which the issuer does not have an interest; has a boundary reasonably proximate to the property being reported on; and has geological characteristics similar to those of the property being reported on

ANFO	A free-running explosive used in mine blasting made of 94% prilled aluminum nitrate and 6% No. 3 fuel oil.
azimuth

The direction of one object from another, usually expressed as an angle in degrees relative to true north. Azimuths are usually measured in the clockwise direction, thus an azimuth of 90 degrees indicates that the second object is due east of the first.

ball mill

A piece of milling equipment used to grind ore into small particles. It is a cylindrical shaped steel container filled with steel balls into which crushed ore is fed. The ball mill is rotated causing the balls themselves to cascade, which in turn grinds the ore.

beneficiation	Physical treatment of crude ore to improve its quality for some specific purpose. Also called mineral processing.
block caving

Large massive ore bodies may be broken up and removed by this method with a minimum of direct handling of the ore required. Generally, these deposits are of such a size that they would be mined by open-pit methods if the overburden were not so thick. Application of this method begins with the driving of horizontal crosscuts below the bottom of the ore body, or below that portion which is to be mined at this stage. From these passages, inclined raises are driven upward to the level of the bottom of the mass which is to be broken. Subsequently, a layer is mined so as to undercut the ore mass and allow it to settle and break up. Broken ore descends through the raises and can be dropped into mine cars for transport to the surface. When waste material appears at the outlet of a raise it signifies exhaustion of the ore in that interval. If the ore extends to a greater depth, the entire process can be continued by mining out the mass which contained the previous working passage.

comminution/crushing/grinding

Crushing and/or grinding of ore by impact and abrasion. Usually, the word "crushing" is used for dry methods and "grinding" for wet methods. Also, "crushing" usually denotes reducing the size of coarse rock while "grinding" usually refers to the reduction of the fine sizes.

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Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

concentrate	The concentrate is the valuable product from mineral processing, as opposed to the tailing, which contains the waste minerals. The concentrate represents a smaller volume than the original ore
crosscut	A horizontal opening driven across the course of a vein or structure, or in general across the strike of the rock formation; a connection from a shaft to an ore structure.
cut-off grade	A grade level below which the material is not “ore” and considered to be uneconomical to mine and process. The minimum grade of ore used to establish reserves.
data verification

The process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used for mineral resource and mineral reserve estimation

decline	A sloping underground opening for machine access from level to level or from the surface. Also called a ramp.
density	The mass per unit volume of a substance, commonly expressed in grams/ cubic centimeter.
depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
development

Often refers to the construction of a new mine or; Is the underground work carried out for the purpose of reaching and opening up a mineral deposit. It includes shaft sinking, cross-cutting, drifting and raising.

dilution	Waste of low-grade rock which is unavoidably removed along with the ore in the mining process.
disclosure

Any oral statement or written disclosure made by or on behalf of an issuer and intended to be, or reasonably likely to be, made available to the public in a jurisdiction of Canada, whether or not filed under securities legislation, but does not include written disclosure that is made available to the public only by reason of having been filed with a government or agency of government pursuant to a requirement of law other than securities legislation.

drift	A horizontal mining passage underground. A drift usually follows the ore vein, as distinguished from a crosscut, which intersects it.
easement	Areas of land owned by the property owner, but in which other parties, such as utility companies, may have limited rights granted for a specific purpose.
effective date	With reference to a technical report, the date of the most recent scientific or technical information included in the technical report.
encumbrance

An interest or partial right in real property which diminished the value of ownership, but does not prevent the transfer of ownership. Mortgages, taxes and judgements are encumbrances known as liens. Restrictions, easements, and reservations are also encumbrances, although not liens.

exploration information

Geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical, and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define, or delineate a mineral prospect or mineral deposit feasibility study

A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental, and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

flowsheet	The sequence of operations, step by step, by which ore is treated in a milling, concentration, or smelting process.
footwall	The wall or rock on the underside of a vein or ore structure.
greenschist facies

One of the major divisions of the mineral facies classification of metamorphic rocks, the rocks of which formed under the lowest temperature and pressure conditions usually produced by regional metamorphism. Temperatures between 300 and 450 °C (570 and 840 °F) and pressures of 1 to 4 kilobars are typical. The more common minerals found in such rocks include quartz, orthoclase, muscovite, chlorite, serpentine, talc, and epidote

hanging wall	The wall or rock on the upper or top side of a vein or ore deposit.
Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

May 2013	Page 27-10

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

internal rate of return (IRR)	The rate of return at which the Net Present Value of a project is zero; the rate at which the present value of cash inflows is equal to the present value of the cash outflows.
JORC code

The Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia, as amended. Provides minimum standards for public reporting to ensure that investors and their advisers have all the information they would reasonably require for forming a reliable opinion on the results and estimates being reported. Adopted by the ASX for reporting ore body size and mineral concentrations.

KIM score	A rating system, A, B, C, and D, given to representative mineral indicator analyses of kimberlite samples based on the abundance of specific compositional varieties of garnet and chromite known to be associated with diamonds.
liberation	Freeing, by comminution, of particles of specific mineral from their interlock with other constituents of the ore.
life of mine (LOM)	Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan based on the current evaluation of ore reserves.
magnetic separation	Use of permanent or electro-magnets to remove relatively strong ferromagnetic particles from para- and dia-magnetic ores.
Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mill	Includes any ore mill, sampling works, concentration, and any crushing, grinding, or screening plant used at, and in connection with, an excavation or mine.
mineral project

Any exploration, development or production activity, including a royalty or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

mining claim	A description by boundaries of real property in which metal ore and/or minerals may be located.
Monte Carlo simulation	A technique used to estimate the likely range of outcomes from a complex process by simulating the process under randomly selected conditions a large number of times.

May 2013	Page 27-11

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Mining level (L)	Mining levels at Ekati are defined as m rsl +2000
net present value (NPV)

The present value of the difference between the future cash flows associated with a project and the investment required for acquiring the project. Aggregate of future net cash flows discounted back to a common base date, usually the present. NPV is an indicator of how much value an investment or project adds to a company.

open pit	A mine that is entirely on the surface. Also referred to as open-cut or open-cast mine.
open stope

In competent rock, it is possible to remove all of a moderate sized ore body, resulting in an opening of considerable size. Such large, irregularly-shaped openings are called stopes. The mining of large inclined ore bodies often requires leaving horizontal pillars across the stope at intervals in order to prevent collapse of the walls.

overburden	Material of any nature, consolidated or unconsolidated, that overlies a deposit of ore that is to be mined.
petrography	Branch of geology that deals with the description and classification of rocks.
plant

A group of buildings, and especially to their contained equipment , in which a process or function is carried out; on a mine it will include warehouses, hoisting equipment, compressors, repair shops, offices, mill or concentrator.

portal	The surface entrance to a tunnel or adit
preliminary feasibility study, pre-feasibility study

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

raise	A vertical or inclined underground working that has been excavated from the bottom upward
reclamation	The restoration of a site after mining or exploration activity is completed.
royalty

An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a specific amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

run-of-mine	A term used to describe ore of average grade for the deposit.
specific gravity	The weight of a substance compared with the weight of an equal volume of pure water at 4°C.
stope	An excavation in a mine, other than development workings, made for the purpose of extracting ore.
stripping ratio	The ratio of tonnes removed as waste, to the number of tonnes of ore removed from an open pit mine.
sublevel caving

In this method, relatively small blocks of ore within a vertical or steeply sloping vein are undercut within a stope and allowed to settle and break up. The broken ore is then scraped into raises and dropped into mine cars.

tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.
tunnel	A horizontal underground passage that is open at both ends; the term is loosely applied in many cases to an adit, which is open at only one end
written disclosure	Any writing, picture, map, or other printed representation whether produced, stored or disseminated on paper or electronically, including websites

May 2013	Page 27-12

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

May 2013	Page 27-13

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Appendix A

Mineral Tenure Claims List

May 2013	Appendix A

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Core Zone Claims

Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares	NTS Sheet (main)	NTS Sheet (minor)
3473	B 13	1996 Apr 10	2017 Apr 10	2,597.4	1,051.1	076D10
3474	B 14	1996 Apr 10	2017 Apr 10	2,369.7	959.0	076D10
3475	B 15	1996 Apr 10	2017 Apr 10	2,420.8	979.7	076D10
3476	B 16	1996 Apr 10	2017 Apr 10	2,473.6	1,001.0	076D10
3477	B 17	1996 Apr 10	2017 Apr 10	2,600.6	1,052.4	076D10
3478	B 18	1996 Apr 10	2017 Apr 10	2,342.5	948.0	076D10	076D09
3479	A 13	1996 Apr 10	2017 Apr 10	2,377.1	962.0	076D10
3480	A 14	1996 Apr 10	2017 Apr 10	2,517.8	1,018.9	076D10
3481	A 15	1996 Apr 10	2017 Apr 10	2,417.7	978.4	076D10
3482	A 16	1996 Apr 10	2017 Apr 10	2,462.0	996.3	076D10
3483	A 17	1996 Apr 10	2017 Apr 10	2,417.9	978.5	076D10
3484	A 18	1996 Apr 10	2017 Apr 10	2,474.0	1,001.2	076D10	076D09
3488	T 13	1996 Apr 10	2017 Apr 10	2,544.8	1,029.8	076D10
3489	T 14	1996 Apr 10	2017 Apr 10	2,523.2	1,021.1	076D10
3490	T 15	1996 Apr 10	2017 Apr 10	2,419.2	979.0	076D10
3491	T 16	1996 Apr 10	2017 Apr 10	2,544.4	1,029.7	076D10
3492	T 17	1996 Apr 10	2017 Apr 10	2,420.7	979.6	076D10
3493	T 18	1996 Apr 10	2017 Apr 10	2,607.2	1,055.1	076D10	076D09
3494	T 19	1996 Apr 10	2017 Apr 10	2458.6	994.9	076D09
3495	T 20	1996 Apr 10	2017 Apr 10	2464.4	997.3	076D09
3496	B 19	1996 Apr 10	2017 Apr 10	2,494.0	1,009.3	076D09	076D10
3497	B 20	1996 Apr 10	2017 Apr 10	2,510.9	1,016.1	076D09
3498	B 21	1996 Apr 10	2017 Apr 10	2,593.4	1,049.5	076D09
3499	B 22	1996 Apr 10	2017 Apr 10	2,303.5	932.2	076D09
3500	B 23	1996 Apr 10	2017 Apr 10	2,359.4	954.8	076D09
3501	B 24	1996 Apr 10	2017 Apr 10	2,509.7	1,015.6	076D09
3502	B 25	1996 Apr 10	2017 Apr 10	2,504.1	1,013.4	076D09
3507	E 26	1996 Apr 10	2017 Apr 10	1,102.1	446.0	076D09
3508	E 27	1996 Apr 10	2017 Apr 10	803.1	325.0	076D09
3509	E 28	1996 Apr 10	2017 Apr 10	2,360.7	955.3	076D09
3513	E 24	1996 Apr 10	2017 Apr 10	2,411.7	976.0	076D09
3514	E 25	1996 Apr 10	2017 Apr 10	2,537.7	1,027.0	076D09
3516	ED 24	1996 Apr 10	2017 Apr 10	79.6	32.2	076D09
3518	C 14	1996 Apr 10	2017 Apr 10	2512.0	1016.6	076D15	076D10
3519	C 15	1996 Apr 10	2017 Apr 10	2383.5	964.6	076D15	076D10
3520	C 16	1996 Apr 10	2017 Apr 10	2463.1	996.8	076D15	076D10
3521	C 17	1996 Apr 10	2017 Apr 10	2503.9	1013.3	076D15	076D10
3522	C 18	1996 Apr 10	2017 Apr 10	2377.5	962.2	076D15	076D16, 076D09

May 2013	Appendix A

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares	NTS Sheet (main)	NTS Sheet (minor)
3589	M 17	1997 Jun 26	2018 Jun 26	2,424.3	981.1	076D15
3590	M 18	1997 Jun 26	2018 Jun 26	2,405.4	973.4	076D15	076D16
3591	M 19	1997 Jun 26	2018 Jun 26	2,499.7	1,011.6	076D16
3592	D 16	1997 Jun 26	2018 Jun 26	2,379.6	963.0	076D15
3593	D 17	1997 Jun 26	2018 Jun 26	2591.6	1048.8	076D15
3594	D 18	1997 Jun 26	2018 Jun 26	2452.6	992.5	076D15	076D16
3595	W 15	1997 Jun 26	2018 Jun 26	2404.8	973.2	076D15
3596	W 16	1997 Jun 26	2018 Jun 26	2524.7	1021.7	076D15
3597	W 17	1997 Jun 26	2018 Jun 26	2446.3	990.0	076D15
3848	D19	1999 Aug 16	2020 Aug 16	2,577.9	1,043.3	076D16
3803	W 12	1999 Nov 05	2020 Nov 05	2334.3	944.7	076D15
3804	W 13	1999 Nov 05	2020 Nov 05	2665.0	1078.5	076D15
3805	W 14	1999 Nov 05	2020 Nov 05	2395.6	969.5	076D15
3806	C 3	1999 Nov 05	2020 Nov 05	2,495.3	1,009.8	076D14	076D11
3849	D20	1999 Nov 05	2020 Nov 05	1,841.8	745.3	076D16
3850	D21	1999 Nov 05	2020 Nov 05	1,915.3	775.1	076D16
3851	D22	1999 Nov 05	2020 Nov 05	2,025.5	819.7	076D16
3852	D23	1999 Nov 05	2020 Nov 05	2,019.4	817.2	076D16
3853	D24	1999 Nov 05	2020 Nov 05	1,969.1	796.9	076D16
3854	F15	1999 Nov 05	2020 Nov 05	2,442.1	988.3	076D15
3855	F16	1999 Nov 05	2020 Nov 05	2,457.8	994.6	076D15
3856	F17	1999 Nov 05	2020 Nov 05	2,598.2	1,051.4	076D15
3807	T 12	1999 Nov 17	2020 Nov 17	2,517.2	1,018.7	076D10
3808	C 8	1999 Nov 17	2020 Nov 17	2488.3	1007.0	076D15	076D10
3809	C 9	1999 Nov 17	2020 Nov 17	2408.8	974.8	076D15	076D10
3810	C 10	1999 Nov 17	2020 Nov 17	2396.5	969.8	076D15	076D10
3811	C 11	1999 Nov 17	2020 Nov 17	2427.6	982.4	076D15	076D10
3812	C 12	1999 Nov 17	2020 Nov 17	2395.7	969.5	076D15	076D10
3813	C 13	1999 Nov 17	2020 Nov 17	2558.2	1035.3	076D15	076D10
3814	A 8	1999 Nov 17	2020 Nov 17	2,305.9	933.2	076D10
3815	A 9	1999 Nov 17	2020 Nov 17	2,510.5	1,015.9	076D10
3816	A 10	1999 Nov 17	2020 Nov 17	2,264.3	916.3	076D10
3817	A 11	1999 Nov 17	2020 Nov 17	2,557.1	1,034.8	076D10
3818	A 12	1999 Nov 17	2020 Nov 17	2,453.3	992.8	076D10
3819	A 2	1999 Nov 17	2020 Nov 17	2531.0	1024.2	076D11
3820	A 3	1999 Nov 17	2020 Nov 17	2,391.9	968.0	076D11
3821	A 4	1999 Nov 17	2020 Nov 17	2,609.2	1,055.9	076D11
3822	T 2	1999 Nov 17	2020 Nov 17	2,584.3	1,045.8	076D11
3823	T 5	1999 Nov 17	2020 Nov 17	2,362.7	956.2	076D14
3824	W 18	1999 Nov 17	2020 Nov 17	2337.3	945.9	076D15	076D16
3825	W 19	1999 Nov 17	2020 Nov 17	2,457.7	994.6	076D16
3826	W 20	1999 Nov 17	2020 Nov 17	2,503.5	1,013.1	076D16
3827	W 21	1999 Nov 17	2020 Nov 17	2,369.7	959.0	076D16

May 2013	Appendix A

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares	NTS Sheet (main)	NTS Sheet (minor)
3828	W 22	1999 Nov 17	2020 Nov 17	2,441.9	988.2	076D16
3829	W 23	1999 Nov 17	2020 Nov 17	2,450.0	991.5	076D16
3830	W 24	1999 Nov 17	2020 Nov 17	2,459.6	995.4	076D16
3831	W 2	1999 Nov 17	2020 Nov 17	2,559.2	1,035.7	076D14
3832	W 3	1999 Nov 17	2020 Nov 17	2452.0	992.3	076D14
3833	W 4	1999 Nov 17	2020 Nov 17	2266.0	917.0	076D14
3834	W 5	1999 Nov 17	2020 Nov 17	2542.7	1029.0	076D14
3835	W 6	1999 Nov 17	2020 Nov 17	2417.9	978.5	076D14
3836	W 7	1999 Nov 17	2020 Nov 17	2446.3	990.0	076D14	076D15
3837	W 8	1999 Nov 17	2020 Nov 17	2525.1	1021.9	076D15
3857	M14	1999 Nov 17	2020 Nov 17	2,528.3	1,023.2	076D15
3858	M15	1999 Nov 17	2020 Nov 17	2,482.6	1,004.7	076D15
3859	M16	1999 Nov 17	2020 Nov 17	2,457.1	994.4	076D15
3860	T21	1999 Nov 17	2020 Nov 17	2,570.1	1,040.1	076D09
3861	T22	1999 Nov 17	2020 Nov 17	2,338.8	946.5	076D09
3862	T23	1999 Nov 17	2020 Nov 17	2,510.6	1,016.0	076D09
3863	T24	1999 Nov 17	2020 Nov 17	2,490.4	1,007.8	076D09
3864	A19	1999 Nov 17	2020 Nov 17	2,371.1	959.5	076D09	076D10
3865	A20	1999 Nov 17	2020 Nov 17	2,646.0	1,070.8	076D09
3866	A21	1999 Nov 17	2020 Nov 17	2,422.3	980.3	076D09
3867	A22	1999 Nov 17	2020 Nov 17	2,458.7	995.0	076D09
3868	A23	1999 Nov 17	2020 Nov 17	2,535.1	1,025.9	076D09
3869	A24	1999 Nov 17	2020 Nov 17	2,353.5	952.4	076D09
3870	C19	1999 Nov 17	2020 Nov 17	2501.8	1012.5	076D16	076D09
3871	C20	1999 Nov 17	2020 Nov 17	2467.9	998.7	076D16	076D09
3872	C21	1999 Nov 17	2020 Nov 17	2347.6	950.1	076D16	076D09
3873	C22	1999 Nov 17	2020 Nov 17	2390.4	967.3	076D16	076D09
3874	C23	1999 Nov 17	2020 Nov 17	2503.9	1013.3	076D16	076D09
3875	C24	1999 Nov 17	2020 Nov 17	2427.1	982.2	076D16	076D09
3876	D14	1999 Nov 17	2020 Nov 17	2,396.6	969.9	076D15
3877	D15	1999 Nov 17	2020 Nov 17	2,528.7	1,023.3	076D15
3895	W9	2000 Jun 02	2021 Jun 02	2475.6	1001.8	076D15
3896	W10	2000 Jul 17	2021 Jul 17	2565.9	1038.4	076D15
3897	W11	2000 Jun 02	2021 Jun 02	2535.3	1026.0	076D15
3898	A5	2000 Jun 02	2021 Jun 02	2,340.0	947.0	076D11
3899	A6	2000 Jun 02	2021 Jun 02	2,508.1	1,015.0	076D11
3900	A7	2000 Jun 02	2021 Jun 02	2,464.1	997.2	076D11
3901	C4	2000 Jun 02	2021 Jun 02	2,554.2	1,033.7	076D14	076D11
3902	C5	2000 Jun 02	2021 Jun 02	2,496.0	1,010.1	076D14	076D11
3903	C6	2000 Jun 02	2021 Jun 02	2,390.7	967.5	076D14	076D11
3904	C7	2000 Jun 02	2021 Jun 02	2,498.9	1,011.3	076D14	076D11
3905	T4	2000 Jun 02	2021 Jun 02	2,530.7	1,024.1	076D11
3906	A25	2000 Jun 02	2021 Jun 02	2,542.8	1,029.0	076D09

May 2013	Appendix A

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares	NTS Sheet (main)	NTS Sheet (minor)
3907	T25	2000 Jun 02	2021 Jun 02	2,435.8	985.7	076D09
3908	D3	2000 Jun 02	2021 Jun 02	2,620.0	1,060.3	076D14
3909	D4	2000 Jun 02	2021 Jun 02	2,496.7	1,010.4	076D14
3910	D5	2000 Jun 02	2021 Jun 02	2,494.2	1,009.4	076D14
3911	D6	2000 Jun 02	2021 Jun 02	2,484.3	1,005.4	076D14
3912	D7	2000 Jun 02	2021 Jun 02	2,288.1	926.0	076D14	076D15
3913	M8	2000 Jun 02	2021 Jun 02	2,328.2	942.2	076D15
3914	M9	2000 Jun 02	2021 Jun 02	2,508.6	1,015.2	076D15
3915	M10	2000 Jun 02	2021 Jun 02	2,384.5	965.0	076D15
3916	M11	2000 Jun 02	2021 Jun 02	2,481.1	1,004.1	076D15
3917	M12	2000 Jun 02	2021 Jun 02	2,486.9	1,006.4	076D15
3918	M13	2000 Jun 02	2021 Jun 02	2,298.1	930.0	076D15
3919	F11	2000 Jun 02	2021 Jun 02	2500.9	1012.1	076D15
3920	F12	2000 Jun 02	2021 Jun 02	2,464.4	997.3	076D15
3921	F13	2000 Jun 02	2021 Jun 02	2,427.8	982.5	076D15
3922	F14	2000 Jun 02	2021 Jun 02	2,360.2	955.1	076D15
3932	C2	2000 Jun 02	2021 Jun 02	2,646.0	1,070.8	076D14	076D11
3933	M21	2000 Jun 02	2021 Jun 02	2,422.7	980.4	076D16
3934	M23	2000 Jun 02	2021 Jun 02	2,611.4	1,056.8	076D16
3935	D8	2000 Jun 02	2021 Jun 02	2,651.6	1,073.1	076D15
3936	D9	2000 Jun 02	2021 Jun 02	2,431.3	983.9	076D15
3937	D10	2000 Jun 02	2021 Jun 02	2,305.9	933.2	076D15
3938	D11	2000 Jun 02	2021 Jun 02	2,552.0	1,032.8	076D15
3939	D12	2000 Jun 02	2021 Jun 02	2,499.7	1,011.6	076D15
3940	D13	2000 Jun 02	2021 Jun 02	2,312.9	936.0	076D15
3945	T6	2000 Jun 02	2021 Jun 02	2,579.4	1,043.8	076D14
3946	T7	2000 Jun 02	2021 Jun 02	2,485.7	1,005.9	076D14
3947	T8	2000 Jun 02	2021 Jun 02	2,633.0	1,065.5	076D10
3948	T9	2000 Jun 02	2021 Jun 02	2,406.6	973.9	076D10
3949	T10	2000 Jun 02	2021 Jun 02	2,494.3	1,009.4	076D10
3950	T11	2000 Jun 02	2021 Jun 02	2,376.4	961.7	076D10
3951	C1	2000 Jun 02	2021 Jun 02	2,654.9	1,074.4	076D14	076D11
3952	C101	2000 Jun 02	2021 Jun 02	2,569.6	1,039.9	076D14	076D11
3953	C25	2000 Jun 02	2021 Jun 02	2,587.0	1,046.9	076D16	076D09
3954	D25	2000 Jun 02	2021 Jun 02	2,139.6	865.9	076D16
3955	W25	2000 Jun 02	2021 Jun 02	2,652.7	1,073.5	076D16
3956	D1	2000 Jun 02	2021 Jun 02	2,596.3	1,050.7	076D14
3957	D2	2000 Jun 02	2021 Jun 02	2,577.6	1,043.1	076D14
3958	D101	2000 Jun 02	2021 Jun 02	2371.5	959.7	076D14
3959	E29	2000 Jun 02	2021 Jun 02	2,476.0	1,002.0	076D09
3960	T3	2000 Jun 02	2021 Jun 02	2,384.3	964.9	076D11
3961	W1	2000 Jun 02	2021 Jun 02	2,665.2	1,078.6	076D14
3962	W101	2000 Jun 02	2021 Jun 02	2,536.8	1,026.6	076D14

May 2013	Appendix A

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares	NTS Sheet (main)	NTS Sheet (minor)
3963	M20	2000 Jun 02	2021 Jun 02	2,497.7	1,010.8	076D16
3964	M22	2000 Jun 02	2021 Jun 02	2,658.4	1,075.8	076D16
3965	M24	2000 Jun 02	2021 Jun 02	2,526.8	1,022.6	076D16
3966	M101	2000 Jun 02	2021 Jun 02	2,732.0	1,105.6	076D14
3967	M2	2000 Jun 02	2021 Jun 02	2,658.1	1,075.7	076D14
3968	M3	2000 Jun 02	2021 Jun 02	2,456.1	993.9	076D14
3969	M25	2000 Jun 02	2021 Jun 02	2,629.5	1,064.1	076D16
3970	M6	2000 Jun 02	2021 Jun 02	2,487.3	1,006.6	076D14
3971	M7	2000 Jun 02	2021 Jun 02	2,473.9	1,001.2	076D14

Buffer Zone Claims

Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares	NTS Sheet (main)	NTS Sheet (minor)
3485	ED 52	1996 Apr 10	2017 Apr 10	2,485.5	1,005.9	076D09
3486	ED 53	1996 Apr 10	2017 Apr 10	2,524.5	1,021.6	076D09
3487	ED 54	1996 Apr 10	2017 Apr 10	1,459.4	590.6	076D09
3503	ED 69	1996 Apr 10	2017 Apr 10	1,045.2	423.0	076D09
3504	ED 70	1996 Apr 10	2017 Apr 10	1,677.8	679.0	076D09
3505	ED 26	1996 Apr 10	2017 Apr 10	2,497.3	1,010.6	076D09
3506	ED 66	1996 Apr 10	2017 Apr 10	1,262.9	511.1	076D09
3510	ED 20	1996 Apr 10	2017 Apr 10	2,653.1	1,073.7	076D09
3511	ED 21	1996 Apr 10	2017 Apr 10	2,402.6	972.3	076D09
3512	ED 22	1996 Apr 10	2017 Apr 10	2,698.7	1,092.1	076D09
3515	ED 23	1996 Apr 10	2017 Apr 10	1,560.2	631.4	076D09
3516	ED 24	1996 Apr 10	2017 Apr 10	1,566.1	633.8	076D09
3517	ED 25	1996 Apr 10	2017 Apr 10	1,100.3	445.3	076D09
3941	ED68	2001 Jul 27	2022 Jul 27	1,947.4	788.1	076C12	076D09
3942	ED72	2001 Jul 27	2022 Jul 27	981.5	397.2	076D09	076C12
3943	ED64	2001 Jul 27	2022 Jul 27	1,639.4	663.4	076C12
3975	ED67	2001 Jul 27	2022 Jul 27	2,200.8	890.6	076D09
3976	ED71	2001 Jul 27	2022 Jul 27	2,238.6	905.9	076D09
3979	ED28	2001 Jul 27	2022 Jul 27	2,414.3	977.0	076C12	076D09
3981	ED74	2001 Jul 27	2022 Jul 27	2,646.0	1,070.8	076D09
3982	ED75	2001 Jul 27	2022 Jul 27	2,372.7	960.2	076D09
3983	GO4	2001 Jul 27	2022 Jul 27	2,604.5	1,054.0	076D16
3984	GO5	2001 Jul 27	2022 Jul 27	2,501.0	1,012.1	076D16
3986	ED76	2001 Jul 27	2022 Jul 27	1,995.9	807.7	076D09
3987	ED77	2001 Jul 27	2022 Jul 27	2,031.7	822.2	076D09

May 2013	Appendix A

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares	NTS Sheet (main)	NTS Sheet (minor)
3988	ED78	2001 Jul 27	2022 Jul 27	2,045.2	827.7	076D09
3989	ED62	2001 Jul 27	2022 Jul 27	1,497.2	605.9	076D09
3990	ED63	2001 Jul 27	2022 Jul 27	1,607.5	650.5	076C12	076D09
4028	ED58	2001 Jul 27	2022 Jul 27	2,064.8	835.6	076C12
4029	ED56	2001 Jul 27	2022 Jul 27	2,365.2	957.2	076D09
4030	ED57	2001 Jul 27	2022 Jul 27	2,617.0	1,059.0	076C12	076D09
4031	GO23	2001 Jul 27	2022 Jul 27	2,464.2	997.2	076D16
4036	ED55	2001 Jul 27	2022 Jul 27	1,731.5	700.7	076D09
4037	ED59	2001 Jul 27	2022 Jul 27	2,597.8	1,051.3	076D09	076C12
4038	ED60	2001 Jul 27	2022 Jul 27	2,841.2	1,149.8	076C12	076D09
4039	ED61	2001 Jul 27	2022 Jul 27	2,634.0	1,066.0	076C12
3977	ED27	2001 Nov 01	2022 Nov 01	2,558.2	1,035.3	076D09
3978	ED29	2001 Nov 01	2022 Nov 01	1,749.9	708.2	076C12
3980	ED73	2001 Nov 01	2022 Nov 01	2,442.3	988.4	076D09
3985	GO6	2001 Nov 01	2022 Nov 01	2,574.4	1,041.8	076D16
3991	GO10	2001 Nov 01	2022 Nov 01	2,525.3	1,021.9	076D16
3992	GO11	2001 Nov 01	2022 Nov 01	2,560.1	1,036.0	076D16
3993	GO12	2001 Nov 01	2022 Nov 01	2,571.8	1,040.8	076D16
4003	AM59	2001 Nov 01	2022 Nov 01	2,521.7	1,020.5	076D15
4010	AM72	2001 Nov 01	2022 Nov 01	1,218.7	493.2	076D15
4011	AM60	2001 Nov 01	2022 Nov 01	2,617.7	1,059.4	076D15
4012	AM61	2001 Nov 01	2022 Nov 01	2,475.4	1,001.7	076D15
4013	AM62	2001 Nov 01	2022 Nov 01	2,489.8	1,007.6	076D15
4014	AM63	2001 Nov 01	2022 Nov 01	2,540.0	1,027.9	076D15	076D16
4015	AM64	2001 Nov 01	2022 Nov 01	1,788.2	723.7	076D16
4016	AM73	2001 Nov 01	2022 Nov 01	1,334.2	539.9	076D15
4017	AM74	2001 Nov 01	2022 Nov 01	1,260.2	510.0	076D15
4018	AM75	2001 Nov 01	2022 Nov 01	1,222.6	494.7	076D15
4019	AM76	2001 Nov 01	2022 Nov 01	1,331.8	539.0	076D15	076D16
4020	AM77	2001 Nov 01	2022 Nov 01	905.1	366.3	076D16
4021	AM65	2001 Nov 01	2022 Nov 01	2,561.8	1,036.7	076D16
4022	GO27	2001 Nov 01	2022 Nov 01	1,643.9	665.3	076D16
4023	GO28	2001 Nov 01	2022 Nov 01	1,556.1	629.7	076D16
4024	GO29	2001 Nov 01	2022 Nov 01	1,589.5	643.3	076D16
4025	GO13	2001 Nov 01	2022 Nov 01	2,350.0	951.0	076D16	076D09
4026	GO14	2001 Nov 01	2022 Nov 01	2,611.9	1,057.0	076D16	076D09
4027	GO15	2001 Nov 01	2022 Nov 01	2,611.2	1,056.7	076D16	076D09
4032	GO22	2001 Nov 01	2022 Nov 01	2,500.0	1,011.7	076D16
4033	GO24	2001 Nov 01	2022 Nov 01	2,359.3	954.8	076D16
4034	GO30	2001 Nov 01	2022 Nov 01	2,418.0	978.5	076D16
4035	GO31	2001 Nov 01	2022 Nov 01	2,439.7	987.3	076D15	076D16
4040	ED65	2001 Nov 01	2022 Nov 01	450.3	182.2	076C12
4041	GO7	2001 Nov 01	2022 Nov 01	2,518.9	1,019.3	076D16

May 2013	Appendix A

Ekati Diamond Mine Northwest Territories, Canada NI 43-101 Technical Report

Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares	NTS Sheet (main)	NTS Sheet (minor)
4042	GO8	2001 Nov 01	2022 Nov 01	2,484.0	1,005.2	076D16
4043	GO9	2001 Nov 01	2022 Nov 01	2,659.8	1,076.4	076D16
4273	ED42	2001 Nov 16	2022 Nov 16	1,657.2	670.6	076D10
4274	ED43	2001 Nov 16	2022 Nov 16	1,809.3	732.2	076D10
4275	ED44	2001 Nov 16	2022 Nov 16	1,512.4	612.0	076D10
4276	ED45	2001 Nov 16	2022 Nov 16	1,647.8	666.8	076D10
4277	ED46	2001 Nov 16	2022 Nov 16	1,457.7	589.9	076D10	076D09
4281	ED11	2001 Nov 16	2022 Nov 16	2,634.2	1,066.0	076D10
4282	ED12	2001 Nov 16	2022 Nov 16	2,494.3	1,009.4	076D10
4287	ED9	2001 Nov 16	2022 Nov 16	2,561.5	1,036.6	076D10
4288	ED10	2001 Nov 16	2022 Nov 16	2,532.5	1,024.8	076D10
4289	ED40	2001 Nov 16	2022 Nov 16	1,591.9	644.2	076D10
4290	ED41	2001 Nov 16	2022 Nov 16	1,682.1	680.7	076D10
4351	GO16	2001 Nov 16	2022 Nov 16	1,662.8	672.9	076D16
4352	GO17	2001 Nov 16	2022 Nov 16	1,711.9	692.8	076D16
4353	GO18	2001 Nov 16	2022 Nov 16	1,601.4	648.1	076D16
4354	GO25	2001 Nov 16	2022 Nov 16	1,630.9	660.0	076D16
4355	GO26	2001 Nov 16	2022 Nov 16	1,657.2	670.6	076D16
4356	GO1	2001 Nov 16	2022 Nov 16	2,659.9	1,076.4	076D16
4357	GO2	2001 Nov 16	2022 Nov 16	2,502.6	1,012.7	076D16
4358	GO19	2001 Nov 16	2022 Nov 16	2,380.7	963.4	076D16
4359	GO20	2001 Nov 16	2022 Nov 16	2,484.8	1,005.6	076D16
4360	GO21	2001 Nov 16	2022 Nov 16	2,586.0	1,046.5	076D16
4361	ED47	2001 Nov 16	2022 Nov 16	1,939.3	784.8	076D09
4362	ED48	2001 Nov 16	2022 Nov 16	1,450.5	587.0	076D09
4363	ED49	2001 Nov 16	2022 Nov 16	1,642.8	664.8	076D09
4364	ED50	2001 Nov 16	2022 Nov 16	1,543.6	624.7	076D09
4365	ED51	2001 Nov 16	2022 Nov 16	1,554.0	628.9	076D09
4366	ED13	2001 Nov 16	2022 Nov 16	2,510.8	1,016.1	076D10
4367	ED14	2001 Nov 16	2022 Nov 16	2,378.9	962.7	076D10
4368	ED15	2001 Nov 16	2022 Nov 16	2,609.3	1,056.0	076D10
4369	ED16	2001 Nov 16	2022 Nov 16	2,310.0	934.8	076D10
4370	ED17	2001 Nov 16	2022 Nov 16	2,773.7	1,122.5	076D10	076D09
4371	ED18	2001 Nov 16	2022 Nov 16	2,785.8	1,127.4	076D09
4372	ED19	2001 Nov 16	2022 Nov 16	2,330.3	943.0	076D09
4380	GO3	2001 Nov 16	2022 Nov 16	2,464.6	997.4	076D16
4532	ED38	2001 Nov 16	2022 Nov 16	1,612.5	652.5	076D10
4533	ED39	2001 Nov 16	2022 Nov 16	1,518.9	614.7	076D10

May 2013	Appendix A

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report titled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report”, that has an effective date of 10 April 2013 (the “technical report”). As an author of the technical report I hereby certify that:

I, Mats Heimersson, P.Eng., am employed as Vice President, Consulting Engineer with Dominion Diamond Corporation, 1102 4920 52nd Street, Yellowknife NT, X1A 3T1.

I am a Professional Engineer member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated with a mining engineering and processing degree from Kungliga Tekniska Hogskolan (translation: Royal Technical University), Stockholm, Sweden in 1972.

I have practiced my profession for 41 years and have been a Registered Professional Engineer since 1988. I have worked in a number of Arctic mines as an employee or on a consulting basis including Stekenjokk, The Black Angel, Nanisivik, Polaris, Lupin and Diavik as well as other mines. This experience has been gained in engineering, supervisory and management positions. I have been involved with the Ekati Diamond Mine since late 2011. Initially this involvement was mainly of a due diligence nature and it has over time shifted to feasibility evaluations, mine engineering and mine design.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I have visited Ekati several times. The most recent mine site visits were from 2–3 May 2012, and again from 11–12 September, 2012.

I am responsible for sections 1.12, 1.14 to 1.23, 2, 3, 13, 14.4 to 14.6, 14.8, 15 to 24, 25.10 to 25.18, 26 and 27 of the technical report.

I am not independent of Dominion Diamond Corporation as independence is described by Section 1.5 of NI 43–101.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with NI 43-101.

Dominion Diamond Corporation
1102 4920 52nd Street,
Yellowknife NT, X1A 3T1,
Canada	www.ddcorp.ca

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 24 May 2013

“Signed and sealed”

Mats Heimersson, P.Eng.

Dominion Diamond Corporation
1102 4920 52nd Street,
Yellowknife NT, X1A 3T1,
Canada	www.ddcorp.ca

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report titled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of 10 April 2013 (the “technical report”). As an author of the technical report, I hereby certify that:

I, Jon Carlson, P. Geo., am employed as Head of Resource and Development with Dominion Diamond Corporation, #1102 4920 – 52nd Street, Yellowknife NT Canada X1A 3T1.

I am a Professional Geologist member of Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories. I graduated from West Virginia University with a Bachelor’s Degree in Geology in 1979; and from the Colorado State University with a Masters Degree in Economic Geology in 1983.

I have practiced my profession for 30 years. I have been directly involved in diamond exploration and project development and have been continuously engaged with the discovery, exploration, evaluation and development of the Ekati Diamond Mine in the Northwest Territories, Canada since 1992.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I have worked in the Ekati project area for 20 years, the last six years of which I have had direct involvement with mine site operations. My most recent visit to site was 9 April 2012 when I visited the process plant facility.

I am responsible for sections 1.1 to 1.11, 1.13, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14.1 to 14.3, 14.7, 25.1 to 25.9 and Appendix A of the technical report.

I am not independent of Dominion Diamond Corporation as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Ekati Diamond Mine in my day-to-day role as Head of Resource Planning and Development.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with NI 43-101.

Dominion Diamond Corporation
1102 4920 52nd Street,
Yellowknife NT, X1A 3T1,
Canada	www.ddcorp.ca

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 24 May 2013 “Signed” Jon Carlson, P. Geo.

Dominion Diamond Corporation
1102 4920 52nd Street,
Yellowknife NT, X1A 3T1,
Canada	www.ddcorp.ca